QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

Neither the Canadian securities regulatory authorities nor the United States Securities and Exchange Commission nor any state securities regulatory authorities have approved or disapproved of the proposed arrangement involving MI Developments Inc. and its shareholders, or passed upon the merits or fairness of the proposed arrangement or upon the adequacy or accuracy of the information contained in this notice of annual general and special meeting and management information circular. Any representation to the contrary is a criminal offence. This notice of annual general and special meeting and management information circular shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS OF MI DEVELOPMENTS INC.
TO BE HELD ON MARCH 29, 2011

REGARDING THE PROPOSED PLAN OF ARRANGEMENT INVOLVING
MI DEVELOPMENTS INC., ITS SHAREHOLDERS AND
THE OTHER PARTIES NAMED THEREIN

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
AND
MANAGEMENT INFORMATION CIRCULAR

February 22, 2011

FOR THE REASONS SET OUT HEREIN, THE BOARD OF
DIRECTORS OF MI DEVELOPMENTS INC. RECOMMENDS THAT SHAREHOLDERS
VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION

February 22, 2011

To our Shareholders:

I am pleased to invite you to attend an annual general and special meeting (the "Meeting") of the shareholders of MI Developments Inc. ("MID") to be held at the TMX Broadcast Gallery, the Exchange Tower, 130 King Street West, Toronto, Ontario, Canada on March 29, 2011 at 10:00 a.m. (Toronto time). The Meeting has been called to provide shareholders with the opportunity to vote on those matters described in the accompanying notice of meeting and management information circular, including the proposed arrangement (the "Arrangement") involving MID, its shareholders and the other parties named therein to eliminate the dual-class share structure of MID through which Mr. Frank Stronach and his family currently control MID.

The Arrangement was originally proposed on December 22, 2010 to MID by holders of Class A Subordinate Voting Shares representing in excess of 50% of the outstanding Class A Subordinate Voting Shares, including eight of MID's top ten shareholders (the "Initiating Shareholders"). The Arrangement is also supported by MID's controlling shareholder (the "Stronach Shareholder"), a company controlled by the Stronach Trust, which holds 57% of the votes attaching to all of MID's outstanding shares. In addition, shareholders representing in excess of 50% of the outstanding Class B Shares held by shareholders other than the Stronach Shareholder have agreed to vote in favour of the Arrangement.

The Arrangement contemplates the elimination of MID's dual-class share structure through:

  •
  the purchase for cancellation of all 363,414 Class B Shares held by the Stronach Shareholder upon the transfer to a subsidiary of the Stronach Shareholder of MID's horseracing, gaming and certain real estate development and other assets (and associated liabilities), including US$20 million of working capital as of January 1, 2011. The transferred assets include: Santa Anita Park; Golden Gate Fields; MID's joint venture interests in Maryland Jockey Club's real estate and racing assets (Pimlico Race Course, Laurel Park and the Bowie training facility); Gulfstream Park (including the Palm Meadows training facility) and MID's joint venture interest in the associated retail development known as "The Village at Gulfstream Park™"; Portland Meadows; horseracing technology assets including XpressBet® and AmTote; and substantially all properties owned by MID as described under "Real Estate Business — Development Properties" in note 6(a) of the notes to the amended and restated interim consolidated financial statements of MID for the period ended September 30, 2010; and

  •
  the purchase for cancellation by MID of each of the other 183,999 outstanding Class B Shares in consideration for 1.2 Class A Subordinate Voting Shares per Class B Share.

Following cancellation of the Class B Shares, the Class A Subordinate Voting Shares will be renamed "Common Shares". As a result, immediately following the Arrangement, MID will have a single class of voting equity securities named Common Shares, each of which will have one vote per share.

Upon completion of the Arrangement, MID will retain its income-producing real estate property business and will be restricted from engaging in or having an interest in, directly or indirectly, any business related to horseracing or gaming. In addition, a new board of directors of MID will take office upon closing of the Arrangement comprised of directors to be elected at the Meeting. The individuals who have been nominated for election to the new board have been proposed by the Initiating Shareholders.

Based on, among other things, the unanimous recommendation of the Special Committee established to consider the Arrangement, the Board of Directors has approved MID entering into the transaction documents relating to the Arrangement and has concluded that the Arrangement is in the best interests of MID, and unanimously (with the exception of Mr. Frank Stronach who did not vote) recommends that holders of Class A Subordinate Voting Shares and Class B Shares vote in favour of the resolution approving the Arrangement (the "Arrangement Resolution").

The Arrangement Resolution must be approved by two-thirds of the votes cast by the holders of Class A Subordinate Voting Shares and Class B Shares, voting together as a single class; two-thirds of the votes cast by the holders of Class B Shares, voting separately as a class; and a simple majority of the votes cast by the holders of Class A Subordinate Voting Shares and Class B Shares, voting as separate classes, excluding the votes attached to the Class A Subordinate Voting Shares and Class B Shares held by the Stronach Shareholder and certain related parties, in each case present in person or represented by proxy at the Meeting.

The votes represented by the Stronach Shareholder, the Initiating Shareholders and the other holders of Class B Shares who have agreed to vote in favour of the Arrangement will be sufficient to pass the Arrangement Resolution.

The Arrangement is also subject to the approval of the Ontario Superior Court of Justice and satisfaction or waiver of the conditions to closing set out in the Arrangement Agreement. Additionally, in certain circumstances, the Arrangement Agreement may be terminated by the parties if the Arrangement is not implemented by June 30, 2011.

In addition to the matters relating to the Arrangement, you will be asked to vote on annual meeting matters at the Meeting, including the election of directors who will hold office commencing immediately following the Meeting until the earlier of the implementation of the Arrangement or the next annual meeting of MID.

The accompanying management information circular provides a more detailed description of the Arrangement and the other matters to be considered at the Meeting. Please carefully consider this material and, if you require assistance, consult your financial, tax or other professional advisors. Whether or not you are able to attend the Meeting, we ask that you sign and return your proxy to ensure that your vote is recorded.

If you have any questions or need assistance regarding the completion and delivery of your proxy, U.S. shareholders should contact Morrow & Co., LLC by e-mail at mim.info@morrowco.com or by telephone at 1-800-607-0088 (or 1-800-662-5200 for banks and brokerage firms) and Canadian shareholders should contact Kingsdale Shareholder Services Inc. by e-mail at contactus@kingsdaleshareholder.com or by telephone at 1-888-518-6813 (toll-free within Canada) or 416-867-2272 (for collect calls outside Canada).

On behalf of the Board and my colleagues, I would like to thank you for your support of MID and urge you to review the attached management information circular and vote on this important matter.

Yours truly,

FRANZ DEUTSCH
Director and Chairman of the Special Committee

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that an annual general and special meeting (the "Meeting") of the holders of Class A Subordinate Voting Shares (the "Class A Subordinate Voting Shares") and Class B Shares (the "Class B Shares") of MI Developments Inc. ("MID" or the "Company") will be held at the TMX Broadcast Gallery, the Exchange Tower, 130 King Street West, Toronto, Ontario, Canada on March 29, 2011 at 10:00 a.m. (Toronto time) for the following purposes:

  (a)
  to consider, pursuant to an order of the Superior Court of Justice of Ontario dated February 22, 2011 (the "Interim Order"), and, if deemed advisable, pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the accompanying management information circular (the "Circular"), approving (i) a plan of arrangement under section 182 of the Business Corporations Act (Ontario) (the "Plan of Arrangement") involving MID, its shareholders and the other parties to the plan of arrangement as set out therein, and (ii) certain releases relating thereto;

  (b)
  to elect directors to hold office commencing immediately following the Meeting until the earlier of (i) the time immediately prior to the effective time of the Plan of Arrangement, and (ii) the next annual general meeting of the shareholders of MID or until successors are elected or appointed in accordance with applicable laws and MID's by-laws;

  (c)
  if the Arrangement is completed, to elect directors to hold office immediately prior to the effective time of the Plan of Arrangement until the next annual general meeting of the Shareholders of MID or until successors are elected or appointed in accordance with applicable laws and MID's by-laws;

  (d)
  to re-appoint Ernst & Young LLP as the auditor of the Company, based on the recommendation of the Audit Committee of the Board of Directors of the Company, and authorize the Audit Committee to fix the auditor's remuneration;

  (e)
  to receive and consider the Annual Report, including the Consolidated Financial Statements of the Company for the financial year ended December 31, 2010 and the Auditor's Report thereon; and

  (f)
  to transact such other business or matters as may properly be brought before the Meeting and any postponement(s) or adjournment(s) thereof.

        The Board of Directors of MID has fixed the close of business on February 15, 2011 as the record date (the "Record Date") for the Meeting. Only holders of record of Class A Subordinate Voting Shares and Class B Shares at the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting.

        Whether or not you intend to attend the Meeting, the Board requests that you complete the enclosed form of proxy in accordance with the instructions set out therein and in the Circular and return the form of proxy in the appropriate envelope provided for that purpose. To be effective, proxies must be received by 10:00 a.m. (Toronto time) on March 25, 2011 or, if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is reconvened or the postponed Meeting is convened, at one of the following locations:

  (a)
  the offices of Computershare Investor Services Inc., MID's registrar and transfer agent, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, addressed to the Proxy Department; or

  (b)
  the principal executive offices of the Company at 455 Magna Drive, 2nd Floor, Aurora, Ontario, Canada L4G 7A9, addressed to the Secretary of the Company.

        As an alternative to returning the proxy by mail or hand delivery, registered shareholders may also elect to vote using the telephone or the Internet. Non-registered shareholders will receive a voting instruction form or an applicable form of proxy. Both registered and non-registered holders electing to vote by telephone or via the Internet must follow the instructions included in the relevant form(s).

        If you have any questions or need assistance regarding the completion and delivery of your proxy, U.S. shareholders should contact Morrow & Co., LLC by e-mail at mim.info@morrowco.com or by telephone at 1-800-607-0088 (or 1-800-662-5200 for banks and brokerage firms) and Canadian shareholders should contact Kingsdale Shareholder Services Inc. by e-mail at contactus@kingsdaleshareholder.com or by telephone at 1-888-518-6813 (toll-free within Canada) or 416-867-2272 (for collect calls outside Canada).

DATED at Aurora, Ontario this 22nd day of February, 2011.

BY ORDER OF THE BOARD OF DIRECTORS,

VITO CIRACO
Vice-President and
Associate General Counsel

Procedure and Votes Required in Respect of Arrangement Resolution	108
AUDITORS	109
ADDITIONAL INFORMATION	109
APPROVAL OF MID	110
AUDITORS' CONSENT	111
VALUATOR'S CONSENT	112
GLOSSARY OF TERMS	113
APPENDIX A ARRANGEMENT RESOLUTION	A-1
APPENDIX B INTERIM ORDER	B-1
APPENDIX C PLAN OF ARRANGEMENT	C-1
APPENDIX D ARRANGEMENT AGREEMENT	D-1
APPENDIX E NOTICE OF APPLICATION	E-1
APPENDIX F SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)	F-1
APPENDIX G FORMAL VALUATIONS	G-1
APPENDIX H BOARD CHARTER	H-1

SUMMARY

        The following summarizes certain material information contained elsewhere in this Circular. This summary is not intended to be complete and is qualified in its entirety by the more detailed information appearing elsewhere in this Circular, including the documents incorporated by reference herein. You are urged to carefully read this entire Circular and the documents incorporated by reference in this Circular. All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms" commencing at page 113.

The Meeting

        The Meeting will be held at the TMX Broadcast Gallery, the Exchange Tower, 130 King Street West, Toronto, Ontario, Canada on March 29, 2011 commencing at 10:00 a.m. (Toronto time). The Board has fixed the close of business on February 15, 2011 as the Record Date. Only holders of record of Class A Subordinate Voting Shares and Class B Shares at the close of business on the Record Date are entitled to receive notice of and vote at the Meeting.

The Arrangement

        If the Arrangement is approved by the Shareholders and the Court, and the other conditions to the closing set out in the Arrangement Agreement are either satisfied or waived, MID will file Articles of Arrangement to give effect to the Arrangement. The Arrangement contemplates the elimination of MID's dual-class share structure through:

  •
  the purchase for cancellation of all 363,414 Class B Shares held by the Stronach Shareholder upon the transfer to the Stronach Purchaser of the Transferred Assets. The Transferred Assets include: Santa Anita Park; Golden Gate Fields; MID's joint venture interests in Maryland Jockey Club's real estate and racing assets (Pimlico Race Course, Laurel Park and the Bowie training facility); Gulfstream Park (including the Palm Meadows training facility) and MID's joint venture interest in the associated retail development known as "The Village at Gulfstream Park™"; Portland Meadows; horseracing technology assets including XpressBet® and AmTote; and substantially all properties owned by MID as described under "Real Estate Business — Development Properties" in note 6(a) of the notes to the amended and restated interim consolidated financial statements of MID for the period ended September 30, 2010; and

  •
  the purchase for cancellation by MID of each of the other 183,999 outstanding Class B Shares in consideration for 1.2 Class A Subordinate Voting Shares per Class B Share.

        Following cancellation of the Class B Shares, the Class A Subordinate Voting Shares will be renamed "Common Shares". As a result, immediately following the Arrangement, MID will have a single class of voting equity securities named Common Shares, each of which will have one vote per share.

        Upon completion of the Arrangement, MID will retain its income-producing real estate property business and will be restricted from engaging in or having an interest in, directly or indirectly, any business related to horseracing or gaming pursuant to the Forbearance Agreement. In addition, a new Board comprised of the Post-Closing Directors will take office immediately prior to the Effective Time. Until the completion of the Arrangement, the Transferred Assets (including the Racing and Gaming Business) will be operated separately from the real estate business of MID, except that MID will contribute to the Transferred Assets cash in the amount of $2.5 million in respect of January 2011 and $3.8 million per month in respect of the period from February 1, 2011 to the Effective Date. The Stronach Purchaser will have a right of second refusal in respect of the Magna corporate properties in Aurora, Ontario and in Oberwaltersdorf, Austria and a right of first refusal in respect of the MID corporate headquarters in Aurora, Ontario. In addition, effective on the Effective Date, the applicable Supporting Class A Shareholders will dismiss without costs certain litigation against MID and certain related parties filed with the Ontario Superior Court of Justice, and the Supporting Class A Shareholders, the Stronach Shareholder and MID will provide releases, including to the current and former directors and officers of MID. Releases in favour of MID and each current and former director and officer of MID are also provided for pursuant to the Plan of Arrangement. MID has agreed to reimburse the Initiating

Shareholders for their reasonable legal and advisory fees incurred in connection with the Arrangement and up to $1 million for other legal and advisory fees, and to reimburse the Stronach Shareholder for up to $1 million of legal and advisory fees incurred in connection with the Arrangement.

Election of Directors

        Shareholders will be asked to elect as Pre-Closing Directors the eight nominees for election to the Board whose names are set out under "Annual Meeting Matters — Election of Pre-Closing Directors" below. Each Pre-Closing Director will hold office from the time immediately following the Meeting until the earlier of: (a) the next annual general meeting of Shareholders; (b) the time immediately prior to the Effective Time; or (c) the time his successor is elected or appointed in accordance with applicable law and the Company's by-laws.

        In addition, Shareholders will be asked to elect as Post-Closing Directors the seven nominees for election to the Board whose names are set out under "Annual Meeting Matters — Post-Closing Directors". Each Post-Closing Director will, if the Arrangement is implemented, hold office commencing immediately prior to the Effective Time until the next annual meeting of Shareholders, or until his successor is elected or appointed in accordance with applicable law and the Company's by-laws. In accordance with the terms and conditions of the Agreement with Initiating Shareholders, the Stronach Shareholder is permitted to vote on the resolution for the election of the nominees for election as Post-Closing Directors and is precluded from directly or indirectly nominating or voting for the election of any other persons to become Post-Closing Directors.

Pro Forma Equity Ownership

        The following table indicates: (a) the current aggregate direct and indirect equity interests of the public shareholders and the Stronach Trust and associates of Mr. Frank Stronach in MID and the percentage of total votes represented by their respective equity interests; and (b) the aggregate direct and indirect equity interests of the public shareholders and the Stronach Trust and associates of Mr. Stronach in MID and the percentage of total votes represented by their respective equity interests on a pro forma basis after giving effect to the completion of the Arrangement.

	Current			Pro forma
	Class A Subordinate Voting Shares	Class B Shares	% Votes(1)	Common Shares(2)		% Votes
Public Shareholders	46,109,914	163,999	40.1	46,306,712		>99
Stronach Trust and associates of Mr. Stronach(3)	50,650	383,414	59.9	74,650	(4)	<1

	46,160,564	547,413	100	46,381,362		100

Notes:

(1)
Class B Shares are entitled to 500 votes per share.

(2)
Pursuant to the Arrangement, the Class B Shares will be removed from the authorized capital of MID and the Class A Subordinate Voting Shares will be renamed "Common Shares".

(3)
Includes those 50,650 Class A Subordinate Voting Shares and 20,000 Class B Shares held by Fair Enterprise Limited and Elfriede Stronach (Mr. Stronach's spouse). All of the shares of Fair Enterprise Limited are held by an estate planning vehicle for the Stronach Family. The members of the family of Mr. Stronach are, under certain circumstances, among the class of possible indirect beneficiaries under this vehicle. Mr. Stronach disclaims beneficial ownership of the Class A Subordinate Voting Shares and Class B Shares held by Fair Enterprise Limited. However, for U.S. securities law purposes, he may be considered to share control or direction over such shares. See the table and footnote 2 under the heading "Annual Meeting Matters — Post Closing Directors" below.

(4)
Includes those Common Shares that will be held by Fair Enterprise Limited and Elfriede Stronach if the Arrangement is implemented.

Background to the Proposed Arrangement

        MID is the successor to Magna's real estate division, which prior to MID's spin-off from Magna in August 2003 was organized as an autonomous business unit within Magna. The proposed structure of MID, including its dual-class share structure, was approved in connection with the spin-off by a vote of the Magna shareholders who were to receive Shares of MID. In connection with this spin-off transaction, MID also became the owner of Magna's controlling interest in MEC, which was the owner of substantially all of the Racing and Gaming Business.

        Since MID's inception as a public company in 2003, certain Class A Shareholders have been critical of MID's capital structure, including MID's dual-class share structure, and MID's interests in the Racing and Gaming Business (including, prior to MID's acquisition of the Racing and Gaming Business from MEC in 2010, MID's majority interest in MEC). Certain Class A Shareholders commenced litigation and regulatory proceedings and requisitioned a shareholders meeting in their efforts to change the capital structure of MID and to separate the real estate business of MID from MID's interests in the Racing and Gaming Business. Prior to the receipt of the Arrangement Proposal, the Board and special committees of the Board had made numerous unsuccessful attempts to resolve the disagreement regarding MID's capital structure and MID's interests in the Racing and Gaming Business, including through extensive negotiations, discussions and consideration of various proposals put forward by MID management, Shareholders and other third parties.

        The Arrangement is intended to address the ongoing disagreement regarding MID's capital structure and MID's interests in the Racing and Gaming Business. The Arrangement Proposal was independently initiated and negotiated by certain of the Initiating Shareholders and the Stronach Shareholder, without involvement of the Board or MID management, and was presented to MID on December 22, 2010.

Recommendations of the Special Committee and the Board

        The Special Committee unanimously recommended, based on the considerations set out below, that the Board approve the entering into by MID of the Transaction Documents to which MID is a party and recommend that Shareholders vote in favour of the Arrangement Resolution. The Special Committee also determined, based on its overall consideration of procedural and substantive factors relating to the Arrangement, that the Arrangement Proposal is in the best interests of MID and is reasonable and fair in the circumstances, including for the purposes of section 132(7) of the OBCA. Based on, among other things, the recommendation of the Special Committee, the Board of Directors approved the entering into by MID of the Transaction Documents to which MID is a party, determined that the Arrangement is in the best interests of MID and is reasonable and fair in the circumstances, including for the purposes of section 132(7) of the OBCA, and recommended that Shareholders vote in favour of the Arrangement Resolution. The Special Committee and the Board noted that their respective voting recommendations are not being made to the Initiating Shareholders, the Supporting Class B Shareholders and the Stronach Shareholder as they have agreed to vote in favour of the Arrangement Resolution pursuant to the Support Agreements.

        All members of the Board (other than Mr. Stronach) voted in favour of this recommendation. Mr. Stronach, having declared his interest in the Arrangement, did not attend the meetings at which the Board considered the Arrangement.

The Board recommends that Shareholders vote IN FAVOUR OF the Arrangement Resolution.

Reasons for the Recommendations of the Special Committee

        In its review of the Arrangement Proposal, the Special Committee considered a number of factors that it characterized as either positive (for approval) or negative (against approval) in arriving at its conclusions. In doing so, it considered issues of procedural fairness and of substantive fairness in respect of the Arrangement Proposal. In view of the variety of factors considered, the Special Committee did not find it practicable to, and did not, assign relative percentage or numerical weights to the specific factors considered in reaching its recommendation to the Board. However, the Special Committee did take special notice of the fact that, despite the implied dilution of approximately 31% to the Class A Shareholders and approximately 17% to the Minority Class B Shareholders if the Arrangement is implemented (which is well in excess of the dilution in prior dual-class share structure collapse transactions that Blair Franklin reviewed with the Special Committee), the Arrangement Proposal:

  (a)
  was initiated, negotiated by and/or supported by Shareholders holding at least a majority of the Class A Subordinate Voting Shares (and also representing a majority of the Class A Subordinate Voting Shares held by the minority holders of Class A Subordinate Voting Shares for the purposes of MI 61-101);

  (b)
  was supported by Shareholders holding at least a majority of the Class B Shares held by the minority holders of Class B Shares for the purposes of MI 61-101;

  (c)
  had a positive impact on the trading price of the Class A Subordinate Voting Shares on the NYSE such that on January 28, 2011 the closing price was $26.94, representing a 41% premium to the closing price of the Class A Subordinate Voting Shares of $19.06 on December 21, 2010, the trading day prior to the Announcement Date, and a 152% premium to the closing price of the Class A Subordinate Shares of $10.67 on October 1, 2010, the trading day prior to the announcement of the Proposed STAC Offer; and

  (d)
  if implemented, will result in the disposition of the Racing and Gaming Business consistent with the wishes of certain Class A Shareholders, including certain of the Initiating Shareholders, and will therefore resolve the ongoing disagreement between MID and certain Class A Shareholders regarding MID's involvement in the Racing and Gaming Business.

        In making its determination, the Special Committee concluded that on balance, the positive procedural and substantive factors outweigh the negative procedural and substantive factors, as further outlined below. See "Reasons for the Recommendations of the Special Committee" below.

Formal Valuations

        In connection with the Arrangement, Blair Franklin was retained by the Special Committee to prepare a formal valuation of: (a) the Transferred Assets and other consideration to be transferred by MID to the Stronach Purchaser in connection with the Arrangement; (b) the Class B Shares held by Minority Class B Shareholders being purchased for cancellation pursuant to the Arrangement; and (c) the Common Shares (i.e., the Class A Subordinate Voting Shares after giving effect to the Arrangement) to be issued to the Minority Class B Shareholders. Based upon the procedures described in the Formal Valuations, and subject to the assumptions and limitations set out therein, Blair Franklin concluded that, as of January 31, 2011:

  •
  the fair market value of the Shares, including the Class B Shares, without giving effect to the Arrangement, is in the range of $42.00 to $50.00 per share (with the Class B Shares being assumed to be identical in all terms with the Class A Subordinate Voting Shares for purposes of the Formal Valuations, and with no adjustments being made to reflect the liquidity of the Shares or whether or not any of the Shares form part of a controlling interest);

  •
  the fair market value of the Transferred Assets and the other consideration payable to the Stronach Shareholder is in the range of $585 million to $730 million (implying consideration payable to the Stronach Shareholder in connection with the Arrangement of approximately $1,610 to $2,009 for each Class B Share held by the Stronach Shareholder); and

  •
  the fair market value of the Common Shares (after giving effect to the Arrangement) is in the range of $29.00 to $34.50 per share (implying consideration payable to the Minority Class B Shareholders in connection with the Arrangement of $34.80 to $41.40 per Class B Share (i.e., 1.2 times the value of the Common Shares)).

Shareholder Approvals in Respect of Arrangement Resolution

        For the Arrangement to be implemented, the Arrangement Resolution must be passed, with or without variation, by:

  •
  two-thirds of the votes cast by the holders of Class A Subordinate Voting Shares and Class B Shares, voting together as a single class, present in person or represented by proxy at the Meeting;

  •
  two-thirds of the votes cast by the holders of Class B Shares, voting separately as a class, present in person or represented by proxy at the Meeting;

  •
  a simple majority of the votes cast by the holders of Class A Subordinate Voting Shares, voting separately as a class, present in person or represented by proxy at the Meeting, excluding the votes attached to Class A Subordinate Voting Shares held by Interested Class A Shareholders; and

  •
  a simple majority of the votes cast by the holders of Class B Shares, voting separately as a class, present in person or represented by proxy at the Meeting, excluding the votes attached to Class B Shares held by Interested Class B Shareholders.

        Each of: (a) the Stronach Shareholder, holding approximately 66.4% of the Class B Shares, representing approximately 56.8% of the votes attached to Shares; (b) the Supporting Class A Shareholders, holding approximately 50.2% of the Class A Subordinate Voting Shares, representing approximately 7.2% of the votes attached to the Shares and a majority of the Class A Subordinate Voting Shares excluding the votes attached to Class A Subordinate Voting Shares held by Interested Class A Shareholders; and (c) the Supporting Class B Shareholders, holding approximately 28.8% of the Class B Shares, representing approximately 24.7% of the votes attached to the Shares and a majority of the votes attached to the Class B Shares excluding the votes attached to Class B Shares held by Interested Class B Shareholders, have entered into the Class A Support Agreement or the Class B Support Agreement, as applicable, pursuant to which they have each agreed to vote all of their respective Shares in favour of the Arrangement Resolution.

        The votes represented by the Stronach Shareholder, the Supporting Class A Shareholders and the Supporting Class B Shareholders will be sufficient to pass the Arrangement Resolution.

        Notwithstanding the approval of the Arrangement Resolution by holders of the requisite number of Class A Subordinate Voting Shares and Class B Shares, MID reserves the right, subject to the Agreement with Initiating Shareholders, not to proceed with the Arrangement in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement.

Court Approval

        The Arrangement requires approval of the Court under the OBCA. The court proceeding necessary to obtain that approval was commenced on February 17, 2011 by Notice of Application (the "Notice of Application") in the Court. The Notice of Application is set forth in Appendix E to this Circular. On February 22, 2011, the Interim Order was granted, providing for the calling and holding of the Meeting and certain other procedural matters. A copy of the Interim Order is set forth in Appendix B to this Circular.

        Following approval of the Arrangement Resolution by the Shareholders, an application will be made to the Court for the Final Order, which application has been scheduled to be heard at 10:00 a.m. (Toronto time) on March 31, 2011 in the Court at 330 University Avenue, Toronto, Ontario. In hearing the motion for the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. See "The Arrangement and Associated Transactions — Court Approval" below for a discussion of the factors the Court may consider in determining whether the Arrangement is fair and reasonable within the meaning of applicable corporate law.

Closing Conditions and Termination

        Certain conditions to the closing of the Arrangement are set out in the Arrangement Agreement. In addition, the parties to the Arrangement Agreement have certain rights to terminate the Arrangement Agreement in those circumstances set out under the heading "The Arrangement and Associated Transactions — Arrangement Agreement" below. If the conditions to the closing of the Arrangement are satisfied or waived, the Arrangement will be implemented on the last day of the calendar month in which the Tax Ruling is received, provided that if the Tax Ruling is not received by the Outside Date, the Effective Date will be the Outside Date.

Dissent Rights

        The Interim Order provides that each registered Minority Class B Shareholder will have the right to dissent and, if the Arrangement becomes effective, to have his, her or its Class B Shares cancelled in exchange for a cash payment from MID equal to the fair value of his, her or its Class B Shares as of the close of business on the day before the Meeting in accordance with the provisions of the Interim Order. In order to validly dissent, any such Class B Shareholder must not vote any Class B Shares in respect of which Dissent Rights have been exercised in favour of the Arrangement Resolution, must provide MID with written objection to the Arrangement by 4:30 p.m. (Toronto time) on March 28, 2011, or the Business Day immediately prior to any adjourned or postponed Meeting, and must otherwise comply with the Dissent Procedures provided in the Interim Order. A Non-Registered Holder who wishes to exercise Dissent Rights must arrange for the registered Class B Shareholder(s) holding his, her or its Class B Shares to deliver the Dissent Notice. See "Regulatory and Legal Matters — Dissent Rights" below.

Exchange Matters

        The Class A Subordinate Voting Shares and the Class B Shares are listed on the TSX under the symbols "MIM.A" and "MIM.B", respectively, and the Class A Subordinate Voting Shares are listed on the NYSE under the symbol "MIM".

        MID has filed applications with the TSX and the NYSE to approve the listing of the Class A Subordinate Voting Shares to be issued to the Minority Class B Shareholders pursuant to the Arrangement. MID has also filed a substitutional listing application with the TSX and a supplement to its previously-filed listing application with the NYSE in connection with the renaming of the Class A Subordinate Voting Shares as Common Shares following implementation of the Arrangement. MID has also requested that, following implementation of the Arrangement, the stock symbol assigned to its shares on the TSX change from "MIM.A" to "MIM" to reflect the elimination of its dual-class share structure. MID's Shares will continue to trade on the NYSE under the symbol "MIM". Listing of the Class A Subordinate Voting Shares to be issued to the Minority Class B Shareholders, and the foregoing substitutional listing application, remains subject to the approval of the TSX and NYSE, as applicable.

Certain Canadian Federal Income Tax Considerations

        Subject to the assumptions and limitations described under "Income Tax Considerations — Certain Canadian Federal Income Tax Considerations of the Arrangement," which each Shareholder should review carefully, public Shareholders (other than Dissenting Shareholders) will not be subject to Canadian capital gains taxation on implementation of the Plan of Arrangement, and except for the Special Dividend, if any, will not receive or be deemed to receive any dividend on implementation of the Plan of Arrangement.

Certain U.S. Federal Income Tax Considerations

        U.S. Shareholders should carefully read the information under the heading "Income Tax Considerations — Certain United States Federal Income Tax Considerations of the Arrangement."

Other Tax Considerations

        This Circular does not contain a summary of non-Canadian income tax consequences of the Arrangement for Shareholders who are subject to income tax outside of Canada, other than U.S. federal income tax consequences. Such Shareholders should consult their tax advisors with respect to the tax implications of the Arrangement in such jurisdictions. All Shareholders should consult their own tax advisors regarding provincial, territorial, state or other tax considerations of the Arrangement or of holding shares having regard to their individual circumstances.

Risk Factors Relating to the Arrangement

        The risk factors set out under the heading "Risk Factors — Risk Factors Relating to the Arrangement" below should be carefully considered by Shareholders in evaluating whether to approve the Arrangement Resolution.

FORWARD-LOOKING STATEMENTS

        This Circular and the documents incorporated by reference herein contain statements that, to the extent they are not recitations of historical fact, may constitute "forward-looking statements" within the meaning of applicable securities legislation, including the 1933 Act and the 1934 Act. Forward-looking statements may include, among others, statements regarding MID's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of MID's perception of historical trends, current conditions and expected future developments, as well as other factors MID believes are appropriate in the circumstances. Forward-looking statements are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond MID's control, that could cause actual events or results to differ materially from such forward-looking statements. Those risks and uncertainties include: (a) with respect to the Arrangement, the satisfaction or waiver of the conditions to consummate the Arrangement, including the approval of the Arrangement by the Shareholders and the Court; the occurrence of any event, change or other circumstances that could give rise to the termination of the Arrangement Agreement; the delay of implementation of the Arrangement or failure to complete the Arrangement for any reason; MID's ability to alter its capital structure on the anticipated terms, or at all; and the amount of the costs, fees, expenses and charges related to the Arrangement; and (b) with respect to MID's business more generally, adverse factors generally encountered in the real estate, horseracing or gaming industries that affect MID's business, results of operations and growth prospects, including MID's ability to develop its existing properties; fluctuations in relative exchange rates of various currencies; competitive conditions in the real estate, horseracing or gaming industries concerning MID; the risks associated with MID's ability to maintain and renew agreements and expand its portfolio of real estate properties; the availability of capital to finance growth; and risks associated with world events, including war, terrorism, international conflicts, natural disasters, extreme weather conditions and general economic conditions. Many of these risks and uncertainties can affect MID's actual results and could cause its actual results to differ materially from those expressed or implied in any forward-looking statement made by MID or on their behalf. Important factors that could cause such differences also include, but are not limited to, the risks set forth in the "Risk Factors" section of this Circular, the "Risk Factors" section in MID's Annual Information Form for 2009 filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Company's Annual Report on Form 40-F for the year ended December 31, 2009 and in the "Risks and Uncertainties" section in the Amended and Restated Management's Discussion and Analysis of Results of Operations for the three- and nine-month periods ended September 30, 2010 filed on SEDAR at www.sedar.com, all of which investors are strongly advised to review. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this Circular to reflect subsequent information, events or circumstances.

CURRENCY RATES

        Except where otherwise indicated, all dollar amounts set forth in this Circular are expressed in United States dollars and "$" and US$ shall mean United States dollars. Cdn.$ shall mean Canadian dollars. The following table sets forth: (a) the noon rates for the Canadian dollar, expressed in Canadian dollars (Cdn.$) per U.S. dollar, in effect at the end of the periods indicated; (b) the average noon rates for such periods; and (c) the high and low noon rates during such periods, in each case based on the rates quoted by the Bank of Canada.

	January 1, 2011 through February 22, 2011	Year Ended December 31
Canadian Dollar per U.S. Dollar		2010	2009	2008
Noon rate at end of period	1.0143	0.9931	1.0456	1.2112
Average noon rate for period	1.0084	1.0299	1.1420	1.0660
High noon rate for period	1.0173	1.0778	1.3000	1.2969
Low noon rate for period	0.9978	0.9931	1.0292	0.9719

        On February 22, 2011, the rate of exchange was Cdn.$1.0143 equals $1.00, based on the noon rate as quoted by the Bank of Canada.

INFORMATION FOR U.S. SHAREHOLDERS

        It may be difficult for Shareholders who are resident in the United States to enforce their rights and any claim they may have arising under United States federal securities laws, since MID is incorporated and organized under the laws of Ontario, Canada, and all of its officers and directors reside outside the United States. Shareholders who are resident in the United States may not be able to sue a Canadian company or its officers or directors in a Canadian or foreign court for violations of United States securities laws. On the other hand, it may be difficult to compel a Canadian company and its affiliates to subject themselves to a United States court's judgment. In addition, the proxy rules of the SEC do not apply to foreign private issuers such as MID.

OTHER INFORMATION

        This Circular is furnished in connection with the solicitation of proxies by and on behalf of management of the Company for use at the Meeting, and any adjournment(s) or postponement(s) thereof. No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

        Certain information contained in this Circular relating to the Stronach Trust, the Stronach Shareholder, the Stronach Purchaser and the Supporting Class A Shareholders, the Supporting Class B Shareholders and/or the individuals listed as nominees for election as Post-Closing Directors (including, without limitation, the information set out under the heading "Background to the Arrangement — Communications between Initiating Shareholders and the Stronach Shareholder" and "Annual Meeting Matters — Post Closing Directors") has been provided to MID by those parties. MID and the Board has relied upon this information without having made independent inquiries as to the accuracy or completeness thereof. Neither the Board nor MID assumes any responsibility for the accuracy or completeness of such information, nor for any omission on the part of the applicable party or parties to disclose facts or events which may affect the accuracy or completeness of any such information.

        All summaries of, and references to: (a) the Arrangement Agreement; (b) the Plan of Arrangement; (c) the Transfer Agreement; and (d) the Forbearance Agreement in this Circular are qualified in their entirety by reference to the complete text of such documents. You are urged to carefully read the full text of such documents.

        Information contained in this Circular is given as of February 17, 2011 unless otherwise specifically stated.

THE ARRANGEMENT AND ASSOCIATED TRANSACTIONS

The Arrangement

        If the Arrangement is approved by the Shareholders and the Court, and the other conditions to the closing set out in the Arrangement Agreement are either satisfied or waived, MID will file Articles of Arrangement to give effect to the Arrangement.

        The Arrangement contemplates the elimination of MID's dual-class share structure through:

  •
  the purchase for cancellation of all 363,414 Class B Shares held by the Stronach Shareholder upon the transfer to the Stronach Purchaser of MID's horseracing, gaming and certain real estate development and other assets (and associated liabilities), including $20 million of working capital as of January 1, 2011. The Transferred Assets include: Santa Anita Park; Golden Gate Fields; MID's joint venture interests in Maryland Jockey Club's real estate and racing assets (Pimlico Race Course, Laurel Park and the Bowie training facility); Gulfstream Park (including the Palm Meadows training facility) and MID's joint venture interest in the associated retail development known as "The Village at Gulfstream Park™"; Portland Meadows; horseracing technology assets including XpressBet® and AmTote; and substantially all properties owned by MID as described under "Real Estate Business — Development Properties" in note 6(a) of the notes to the amended and restated interim consolidated financial statements of MID for the period ended September 30, 2010; and

  •
  the purchase for cancellation by MID of each of the other 183,999 outstanding Class B Shares in consideration for 1.2 Class A Subordinate Voting Shares per Class B Share.

        Following cancellation of the Class B Shares, the Class A Subordinate Voting Shares will be renamed Common Shares. As a result, immediately following the Arrangement, MID will have a single class of voting equity securities, named Common Shares, each of which will have one vote per share.

        Upon completion of the Arrangement, MID will retain its income-producing real estate property business and will be restricted from engaging in or having an interest in, directly or indirectly, any business related to horseracing or gaming pursuant to the Forbearance Agreement. See "— Forbearance Agreement" below.

        In addition, a new Board comprised of the Post-Closing Directors will take office, immediately prior to the Effective Time. For information concerning the Post-Closing Directors, see "Annual Meeting Matters — Post-Closing Directors" below.

        Until the completion of the Arrangement, the Transferred Assets (including the Racing and Gaming Business) are to be operated separately from the real estate business of MID, except that MID will contribute to the Transferred Assets cash in the amount of $2.5 million in respect of January 2011 and $3.8 million per month in respect of the period from February 1, 2011 to the Effective Date. The Stronach Purchaser will have a right of second refusal in respect of the Magna corporate properties in Aurora, Ontario and in Oberwaltersdorf, Austria, and a right of first refusal in respect of the MID corporate headquarters in Aurora, Ontario. See "Transfer Agreement — Rights of Refusal" below.

        In addition, effective on the Effective Date, the applicable Supporting Class A Shareholders will dismiss without costs the litigation against MID and certain related parties filed with the Ontario Superior Court of Justice, and the Supporting Class A Shareholders, the Stronach Shareholder and MID will provide releases, including to the current and former directors and officers of MID. See "Releases" below. Releases in favour of MID and each current and former director and officer of MID are also provided for pursuant to the Plan of Arrangement. See "Terms of Plan of Arrangement" below.

        The Plan of Arrangement contains steps that are intended to implement the Arrangement in a tax-effective manner. See "Terms of Plan of Arrangement" and "Arrangement Agreement — Tax Ruling" below.

        The principal closing conditions of the Arrangement include receipt of required MID shareholder approvals, receipt of Court approval, and there being no material adverse change in the affairs of MID since January 31, 2011. Additionally, in certain circumstances, the Arrangement Agreement may be terminated by the parties thereto if the Arrangement is not implemented by the Outside Date. See "Arrangement Agreement — Termination of Arrangement Agreement" below. If the conditions to the closing of the

Arrangement are satisfied or waived, the Arrangement will be implemented on the last day of the calendar month in which the Tax Ruling is received, provided that if the Tax Ruling is not received by the Outside Date, the Effective Date will be the Outside Date.

Background to the Proposed Arrangement

Overview

        Since MID's inception as a public company in 2003, certain Class A Shareholders have been critical of MID's capital structure, including MID's dual-class share structure, and MID's interests in the Racing and Gaming Business (including, prior to MID's acquisition of the Racing and Gaming Business from MEC in 2010, MID's majority interest in MEC). In previous years, certain Class A Shareholders commenced litigation and regulatory proceedings and requisitioned a shareholders meeting in their efforts to change the capital structure of MID and to separate the real estate business of MID from MID's interests in the Racing and Gaming Business. Prior to the receipt of the Arrangement Proposal, the Board and special committees of the Board had made numerous unsuccessful attempts to resolve the disagreement regarding MID's capital structure and MID's interests in the Racing and Gaming Business, including through extensive negotiations, discussions and consideration of various proposals put forward by MID management, Shareholders and other third parties.

        The Arrangement is intended to address the ongoing disagreement regarding MID's capital structure and MID's interests in the Racing and Gaming Business. The Arrangement Proposal was independently initiated and negotiated by certain of the Initiating Shareholders and the Stronach Shareholder, without involvement of the Board or MID management, and was presented to MID on December 22, 2010. Following extensive review and deliberation by the Special Committee and the Board as to the terms of the Arrangement Proposal, and negotiations between the Special Committee, certain of the Initiating Shareholders and the Stronach Shareholder and their respective advisors concerning the terms and conditions of certain of the Transaction Documents intended to implement the Arrangement to which MID is a party, including the Arrangement Agreement, MID entered into the Arrangement Agreement and certain other Transaction Documents to provide for the implementation of the Arrangement. The Board recommends that Shareholders vote in favour of the Arrangement Resolution.

MID Spin-Off

        MID is the successor to Magna's real estate division, which prior to MID's spin-off from Magna in August 2003 was organized as an autonomous business unit within Magna. The proposed structure of MID, including its dual-class share structure, was approved in connection with the spin-off by a vote of the Magna shareholders who were to receive shares of MID. In connection with this spin-off transaction, MID also became the owner of Magna's controlling interest in MEC, which was the owner of substantially all of the Racing and Gaming Business.

        MID has always had a dual-class share structure consisting of Class B Shares, which carry 500 votes per Share and of which there are 547,413 shares outstanding as of February 22, 2011, and Class A Subordinate Voting Shares, which carry one vote per Share and of which there are 46,160,564 shares outstanding as of February 22, 2011.

        MID is controlled by the Stronach Trust as a result of its indirect ownership of 363,414 Class B Shares, representing approximately 0.8% of the Shares and approximately 56.8% of the aggregate voting power of the Shares.

        In connection with MEC's Chapter 11 filing, described below, MID acquired the Racing and Gaming Business, which formed part of the assets previously owned and operated by MEC, and which forms part of the Transferred Assets.

MID's Relationship with MEC Prior to the 2008 Reorganization Proposals

        After the August 2003 spin-off of MID from Magna, certain Class A Shareholders have from time to time disagreed with MID's investment in the Racing and Gaming Business, as well as MID's long-term business strategy and capitalization. MID has always considered the viewpoints expressed by its Shareholders in determining what to do with respect to its interests in MEC and latterly in the Racing and Gaming Business. This disagreement between MID and certain of its Class A Shareholders has centered around three fundamental issues, being MID's capital structure, including its dual-class share structure, MID's level of debt and dividend policy, and the extent to which MID should invest in the Racing and Gaming Business (including its investments in MEC) and the nature of that investment. Certain Class A Shareholders have expressed the view from time to time that MID should not invest in MEC or the Racing and Gaming Business and that MEC should have been sold, spun-out or otherwise separated from MID.

        On July 13, 2004, MID announced its intention to make an offer to acquire all of the outstanding Class A Subordinate Voting Shares of MEC not already owned by MID. On September 16, 2004, in light of certain concerns expressed by Class A Shareholders regarding the offer, as well as statements by MEC shareholders that the offer price undervalued the potential growth opportunity of MEC, MID withdrew its intention to make such offer.

        In January 2005, a Class A Shareholder requisitioned a special meeting of Shareholders. One of the two resolutions submitted to the meeting pursuant to the requisition provided for the disposition of MID's 59% equity interest in MEC pursuant to a spin-off of MEC through the distribution of MID's equity interest in MEC to MID shareholders or a sale of MEC to a strategic or financial buyer. A special committee constituted to consider the requisitioned matters and the Board recommended against these resolutions and they were not passed at the annual and special meeting of Shareholders held on May 4, 2005.

        In August 2005, the same Class A Shareholder commenced an oppression application against MID and a number of its officers and directors, including Mr. Stronach, in the Ontario Superior Court of Justice seeking, among other remedies, the disposition by MID of its interest in MEC. On October 30, 2006, Justice Ground dismissed this oppression application and on July 10, 2008, the Ontario Divisional Court on appeal upheld Justice Ground's decision and awarded costs to MID and the other responding parties. The reasons for decision in both Courts upheld the propriety and the conduct of MID and its Board.

        Prior to the receipt of the Arrangement Proposal, the Board and special committees of the Board (as constituted at various times since 2004 to review MID's relationship with, and proposed transactions involving, MEC and Magna) have made numerous unsuccessful attempts to resolve this disagreement, including through extensive negotiations, discussions and consideration of various proposals put forward by MID management, Shareholders and other third parties.

2008 Reorganization Proposals

        On March 31, 2008, MID received a reorganization proposal (the "March 2008 Reorganization Proposal") made by certain Shareholders, including the Stronach Trust and Class A Shareholders holding more than 50% of the Class A Subordinate Voting Shares. The March 2008 Reorganization Proposal provided for, among other things: (a) the elimination of MID's dual-class share structure, with the reorganized common equity to be owned approximately 80% by the public shareholders, 10% by the Stronach Trust and 10% by Magna; (b) a board of directors to be comprised of nine directors, with five directors nominated by the Stronach Trust and Magna, and four directors nominated by public shareholders of MID; (c) the disposition of MID's interest in MEC to the Stronach Trust for $25 million in cash; (d) the contribution to a limited partnership to be controlled by the Stronach Trust, with the Stronach Trust owning 51% and public shareholders owning 49%, of all of MID's loans to MEC, $150 million in cash and MID's development lands in Aurora, Ontario; and (e) a cash distribution of $15.50 per share to the Shareholders to be funded by a significant increase in the debt of MID which would be guaranteed by Magna.

        Following the announcement of the March 2008 Reorganization Proposal, certain Class A Shareholders expressed their opposition to the proposal. Accordingly, at the direction of the special committee constituted to consider the March 2008 Reorganization Proposal, MID management commenced discussions with a number of Class A Shareholders in order to develop a consensus on how best to amend and structure the proposed reorganization to achieve the requisite level of Shareholder support. No consensus was reached with respect to amendments to the March 2008 Reorganization Proposal that would have resulted in the requisite level of Shareholder support and, on November 7, 2008, MID announced that discussions with Shareholders with respect to the March 2008 Reorganization Proposal had effectively terminated.

        Notwithstanding the termination of these discussions, MID continued to work on developing alternative reorganization proposals and on November 26, 2008, MID announced that the special committee constituted to consider the March 2008 Reorganization Proposal had recommended, and the Board had approved, holding a vote of MID shareholders on a reorganization proposal developed by MID management (the "November 2008 Reorganization Proposal"). The November 2008 Reorganization Proposal provided for, among other things: (a) the Stronach Trust purchasing direct voting control of MEC; (b) the adoption by MID of a dividend payout ratio of 40% of annual funds from operations; (c) a substantial issuer bid by MID to buy back at least $240 million of Class A Subordinate Voting Shares funded through new debt financing; (d) a forbearance agreement between MID and MEC, generally prohibiting future investments by MID in MEC and future transactions between MEC and MID; and (e) the Stronach Trust purchasing a 5% equity interest in MID, with warrants to acquire an additional 5% equity interest in MID.

        As a result of, among other things, global economic conditions, continued disruptions in the financial markets and ongoing uncertainty in the automotive industry, MID determined that it was unlikely that it would be able to arrange the new debt financing necessary to complete the November 2008 Reorganization Proposal, nor would it be prudent to raise the new debt until such time as the ongoing uncertainty in the automotive industry had been resolved. As a result, on February 18, 2009, MID announced that it was not proceeding with the November 2008 Reorganization Proposal. The termination of the transaction agreement among MID, MEC and the Stronach Trust and its affiliates with respect to the November 2008 Reorganization Proposal resulted in the acceleration of the maturity of various MEC loans, including those made by a MID subsidiary to MEC. Accordingly, MID and MEC commenced discussions in February 2009 that resulted in the Chapter 11 filing by MEC.

MEC Chapter 11 Proceedings and Related OSC Proceeding

        On March 5, 2009, MEC and certain of its subsidiaries filed voluntary petitions for relief under the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Prior to the commencement of such proceedings, MID held approximately 54% of the equity interest and 96% of the voting interest in MEC.

        The filing of the Chapter 11 petitions constituted an event of default under certain of MEC's and its subsidiaries' obligations, including under certain loan obligations to a subsidiary of MID. Such loan obligations became immediately due and payable upon the filing of the Chapter 11 petitions. However, subject to certain exemptions under the Bankruptcy Code, the Chapter 11 filing automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against MEC and/or its subsidiaries or their respective property to recover on, collect or secure a claim arising prior to the petition date.

        In August 2009, upon the application of certain Class A Shareholders, the Ontario Securities Commission (the "OSC") called a hearing regarding MID's ability to rely on certain exemptions from the requirements to obtain minority shareholder approval and formal valuations under MI 61-101 in respect of certain transactions with MEC. The OSC held a hearing on the merits of these applications in September 2009, which included allegations by the applicants that certain lending and corporate reorganization transactions that had been entered into or proposed to be entered into by MID and MEC, among other parties, in connection with the November 2008 Reorganization Proposal, and certain debtor-in-possession financing and stalking horse bid transactions entered into and proposed to be entered into by MID and MEC in March 2009, in connection with MEC's Chapter 11 filings, were related party transactions that failed to comply with the minority shareholder approval and formal valuation requirements under MI 61-101. On September 14, 2009, the OSC dismissed the applications.

        On February 18, 2010, MID announced that MEC had filed the MEC Plan providing for, among other things, certain assets being transferred to MID, including the Racing and Gaming Business. On March 23, 2010, MID announced that the MEC Plan had been amended to provide for the transfer of certain additional assets to MID as part of the MEC Plan in exchange for the payment by MID of certain amounts to the secured and unsecured creditors of MEC.

        On April 30, 2010, the MEC Plan was declared effective, and in accordance with the MEC Plan, the Racing and Gaming Business was transferred to MID. The consideration for the transfer of the Racing and Gaming Business included: (a) the satisfaction of MID's claims relating to (i) a bridge loan through a non-revolving facility, (ii) project financing facilities made available to Gulfstream Park Racing Association, Inc. and Remington Park, Inc., the wholly-owned subsidiaries of MEC that owned and/or operated Gulfstream Park and Remington Park, respectively, and (iii) a loan made in November 2008 in order to allow MEC to fund its operations until MID's shareholders could vote on the November 2008 Reorganization Proposal, with an estimated collective value of $344.7 million at April 30, 2010, and (b) the cash payment of $89 million to the unsecured creditors of MEC plus $1.5 million as a reimbursement for certain expenses incurred in connection with the action commenced by the MEC Creditors Committee. MID also received in cash the balance of the proceeds from the sale by MEC of Remington Park of $51 million, cash of $40 million included in the working capital of the Racing and Gaming Business as well as certain other rights as set forth in the MEC Plan.

        Following the completion of the MEC Plan, MID undertook certain steps to create a separation between its real estate business and the Racing and Gaming Business. First, on May 7, 2010, Penn National Gaming, Inc. ("Penn National"), a Nasdaq listed public company, established a joint venture with MID to own and operate the Maryland Jockey Club. Under the terms of the joint venture, Penn National and MID agreed to, among other things, make consensual decisions respecting the racing operations at Laurel Park and Pimlico. MID partnered with Penn National because of its complementary pari-mutuel, real estate and gaming industry expertise as well as its strong financial position. Second, on August 12, 2010, MID announced that the special committee had adopted a process pursuant to which the special committee would determine annually, commencing with the 2011 financial year, appropriate forbearance terms for the Racing and Gaming Business.

        On May 21, 2010, certain Initiating Shareholders filed but did not serve a notice of action in the Ontario Superior Court of Justice against, among others, MID and certain of its current and former directors and officers (the "May 2010 Proceedings").

ST Acquisition Corp. Offer for MID Shares

        On October 1, 2010, ST Acquisition Corp. ("STAC"), a corporation controlled by members of the Stronach family, announced by way of press release that it intended to acquire any or all of the outstanding Class A Subordinate Voting Shares and Class B Shares of MID that it did not already own at a price of $13.00 per share in cash (the "Proposed STAC Offer"). The closing price of the Class A Subordinate Voting Shares on the TSX and the NYSE on September 30, 2010 was Cdn.$11.25 and $10.99, respectively. The Proposed STAC Offer was not conditional on any minimum number of shares being tendered. STAC has subsequently advised MID that, as a result of the Arrangement Proposal, it has suspended the Proposed STAC Offer.

Minor Racing, LLC Proposal for Racing Assets

        On November 10, 2010, MID announced that it had received a proposal from Minor Racing, LLC ("Minor Racing") to acquire from MID for a price in the range of $150 million to $170 million the following assets of MID: Santa Anita Park, Golden Gate Fields, The Maryland Jockey Club, Portland Meadows, AmTote and XpressBet. Minor Racing also proposed to acquire Gulfstream Park (including MID's joint venture interest in the associated retail development known as The Village at Gulfstream Park™), and all of MID's other Florida racing related assets, for an additional $150 million, although the proposal was not conditioned on the inclusion of these assets. The proposal was subject to due diligence and assumed that the assets would be acquired debt-free and that the acquired entities would be working capital neutral. No discussions have been held between MID and Minor Racing in regards to this proposal.

Management Changes

        On November 11, 2010, Dennis Mills resigned from his position as Chief Executive Officer of MID, but continued in his role as Vice-Chairman and director of MID. Frank Stronach was appointed as Chief

Executive Officer of MID at such time, and continued in his role as Chairman of MID. Also on November 11, 2010, the operations of MID were further formally separated into Real Estate and Racing and Gaming Divisions. Lyle Strachan was appointed as Executive Vice-President, Finance of the Racing and Gaming Division, and Mike Rogers was appointed as Vice-President, Operations of the Racing and Gaming Division. The Real Estate Division remains under the management of MID's current officers.

Communications Between Certain Initiating Shareholders and the Stronach Shareholder

        Following the announcement of the Proposed STAC Offer, Mr. G. Wesley Voorheis of Voorheis & Co. LLP requested a meeting with representatives of Mr. Stronach, in his capacity as the controlling shareholder of MID. Voorheis & Co. LLP is an advisor to certain Initiating Shareholders. On October 27, 2010, Mr. Voorheis met with lawyers from Stikeman Elliott LLP, counsel to the Stronach Trust, at which time Mr. Voorheis reported to them the views of his clients that the price per share of $13.00 in the Proposed STAC Offer was unattractive to them, and that those Class A Shareholders expected that relatively few Shares would be tendered to the Proposed STAC Offer should it ever be formally made. Mr. Voorheis suggested that if the Stronach Trust was interested in acquiring the Racing and Gaming Business in a transaction that involved the conversion of the Class B Shares owned by the Stronach Shareholder into Class A Subordinate Voting Shares, his clients would be prepared to explore such a transaction.

        At this meeting, Mr. Voorheis confirmed that his clients had initiated the May 2010 Proceedings and filed a statement of claim in June 2010 in respect thereof. Mr. Voorheis observed that the deadline for serving that statement of claim on the defendants was in November 2010 and that the claim had not been served on MID or the other named defendants.

        In the weeks following, STAC was finalizing its formal take-over bid circular and the third-party financing that would be required in respect of the Proposed STAC Offer. Additionally, a special committee of the Board was constituted and Blair Franklin was retained to prepare a formal valuation in respect of the Proposed STAC Offer in accordance with MI 61-101.

        On November 5, 2010, representatives of certain Initiating Shareholders met with Mr. Stronach and Mr. Edward Waitzer of Stikeman Elliott LLP to discuss various transaction structures that might be worthwhile pursuing.

        On November 9, 2010, Mr. Voorheis contacted Mr. Waitzer to report that one of his clients would be contacting Mr. Waitzer directly to discuss the possibility of separating MID's Racing and Gaming Business from its real estate business. Mr. Voorheis also indicated that one of the conditions for any further discussions would be an agreement amongst the plaintiffs and the defendants in the May 2010 Proceedings that the deadline for serving the statement of claim be extended voluntarily for an agreed amount of time. On November 10, 2010, a representative of certain Initiating Shareholders called Mr. Waitzer to confirm his intention to discuss a possible transaction and that an agreement to extend the time for serving the statement of claim for 30 days was a pre-condition to any productive discussions.

        On November 15, 2010, a draft term sheet was delivered to Mr. Stronach, in his capacity as the controlling shareholder of MID. The term sheet contemplated the purchase of various gaming and racing assets by Mr. Stronach for a price that was not indicated, in addition to the purchase by Mr. Stronach of an interest (the size of which was not indicated) in the Company. The term sheet also contemplated the elimination of the Class B Shares, the reconstitution of the Board, and a forbearance agreement being established by the Company that would restrict its future investments in racing assets.

        On November 16, 2010, representatives of certain Initiating Shareholders met again with Mr. Stronach and his representatives to consider various possible transaction structures.

        Separately, on November 19, 2010, each of the plaintiffs, MID and certain other defendants in the May 2010 Proceedings entered into an agreement which extended the deadline for serving the statement of claim related to such litigation until December 10, 2010. That agreement has been subsequently amended, and currently the deadline for serving such statement of claim is March 18, 2011.

        During the ensuing weeks, representatives of the Stronach Trust and representatives of certain Initiating Shareholders had frequent meetings and exchanged correspondence with a view to finalizing a term sheet and accompanying support agreement between each Supporting Class A Shareholder and the Stronach Shareholder. By the middle of December, discussions had progressed sufficiently that work on the Proposed STAC Offer was halted pending resolution as to whether a reorganization proposal could be agreed upon.

Announcement of the Proposed Arrangement

        After the close of markets on December 20, 2010, Donald Cameron, Chief Operating Officer of MID, was contacted by a representative of the Stronach Shareholder. Mr. Cameron was informed that certain Class A Shareholders, with the support of the Stronach Shareholder, were working towards finalizing the terms of a possible reorganization to present to the Board. Mr. Cameron was advised of the general terms of the potential reorganization, but was told that the terms were still being negotiated and had not been finalized. In addition, Mr. Cameron was informed by the Stronach Shareholder that it would not support the potential reorganization unless it was supported by Class A Shareholders holding at least a majority (and possibly at least two-thirds) of the outstanding Class A Subordinate Voting Shares, and that such minimum support had not yet been obtained. Accordingly, it was possible that no reorganization proposal would be provided to MID. Mr. Cameron was advised that the Stronach Shareholder was informing MID of the potential reorganization to allow MID to be in a position to respond appropriately to a proposal should one be received. Later in the evening of December 20, Mr. Cameron received an email from the representative of the Stronach Shareholder attaching a draft of the potential reorganization proposal and stating that, until further advised, no proposal was being made. A meeting of the Board (which Mr. Stronach did not attend) was held on the morning of December 21, 2010 at which the directors were informed by Mr. Cameron of his above-mentioned communications with the Stronach Shareholder representative.

        On the morning of December 21, 2010, before trading opened on the TSX and NYSE, MID contacted IIROC Market Regulation Services to advise of the possibility that MID might receive a reorganization proposal from certain Shareholders. In the early afternoon of that same day, following a Reuters news report concerning the potential reorganization, trading of Shares on the TSX and the NYSE was halted on the basis of pending news.

        In the early afternoon on December 22, 2010, the Board of Directors of MID received the Arrangement Proposal. Shortly thereafter, the Board held a meeting (which Mr. Stronach did not attend) and the Special Committee was constituted to review the terms of the Arrangement Proposal. MID issued a news release immediately following this meeting outlining the key terms of the Arrangement Proposal and, shortly thereafter, the trading halts on the Shares were lifted.

Negotiation of Transaction Documents

        Following announcement of the Arrangement Proposal on December 22, 2010, representatives of and counsel to the Stronach Shareholder, MID, the Special Committee and certain of the Initiating Shareholders commenced the preparation and negotiation of the definitive documentation required to implement the Arrangement Proposal. On January 14, 2011, counsel for MID circulated a draft of the Arrangement Agreement and certain other supporting documentation. On January 26, 2011, representatives of and counsel to the Stronach Shareholder, MID, the Special Committee and certain of the Initiating Shareholders met to discuss matters relating to the structuring of the Arrangement and certain other matters. The parties met again on January 28, 2011 to discuss comments on, and collectively draft, certain of the Transaction Documents. Over the course of the last weekend in January 2011, further meetings were held by telephone, and comments were exchanged by counsel to the parties, in order to finalize the Transaction Documents. After the close of markets on January 31, 2011, a press release was issued announcing the execution of the Arrangement Agreement and certain other Transaction Documents.

Special Committee Consideration and Review of the Arrangement Proposal

        Following receipt of the Arrangement Proposal on December 22, 2010, the Board constituted the Special Committee of independent directors of MID comprised of Messrs. Franz Deutsch (Chairman), Benjamin Hutzel, Manfred Jakszus and Senator Rod Zimmer to review and evaluate the Arrangement Proposal and make recommendations to the Board relating thereto.

        Messrs. Deutsch, Hutzel, Jakszus and Zimmer had previously been constituted as a special committee of the Board (the "STAC Committee") to, among other things, supervise the preparation of a formal valuation of MID in connection with the Proposed STAC Offer. As previously noted, the Proposed STAC Offer has been suspended by the Stronach Shareholder pending completion of the Arrangement.

Mandate and Powers of the Special Committee

        The Special Committee has the following mandate:

  •
  to retain an independent valuator selected by the Special Committee to prepare the Formal Valuations as required by MI 61-101 and supervise the preparation of the Formal Valuations;

  •
  to assess, consider and review the terms of the Arrangement Proposal or any other proposal, offer, solicitation or enquiry in respect of the subject matter of the Arrangement Proposal (a "Modified Proposal") and to assess, consider and review the terms of any definitive agreement relating thereto;

  •
  to consult and enter into such discussions with the Board, management, professional advisors to MID and such other professional advisors, as the Special Committee may deem necessary or advisable in relation to its assessment, consideration and review of terms of the Arrangement Proposal or any Modified Proposal;

  •
  to conduct and carry out such investigations and due diligence in relation to the Arrangement Proposal or any Modified Proposal as the Special Committee may deem necessary or advisable;

  •
  to consider such other matters as the Special Committee shall determine to be necessary or advisable in order to report to the Board with respect to the Arrangement Proposal or any Modified Proposal;

  •
  to report and to make such recommendations to the Board with respect to the Arrangement Proposal or any Modified Proposal as the Special Committee considers necessary or advisable;

  •
  to assess, consider and review all material decisions in respect of the business and affairs of MID from December 22, 2010 until the date the Arrangement Proposal or any Modified Proposal is completed or abandoned and make recommendations to the Board with respect to such decisions; and

  •
  to take such other actions as the Special Committee may deem necessary or advisable in connection with the foregoing.

        The Special Committee has the following powers:

  •
  to engage, at the expense of MID, a valuator who is independent for the purposes of MI 61-101 to prepare the required Formal Valuations;

  •
  to engage, at the expense of MID, such other professional advisors as the Special Committee considers appropriate, including without limitation independent Canadian and U.S. legal counsel to the Special Committee;

  •
  if appropriate, to advise the Board with respect to any matters or issues of concern to the Special Committee in connection with the Arrangement Proposal or any Modified Proposal that the Special Committee considers necessary or advisable;

  •
  to authorize and approve such documents and agreements as may be necessary for the proper performance by the Special Committee of its responsibilities including, without limitation, the terms of any compensation, engagement or indemnification agreements with the professional advisors to the Special Committee and to direct the management of MID with respect to the execution and delivery of same;

  •
  to direct management of MID and the professional advisors of MID to cooperate with the Special Committee and its professional advisors as the Special Committee may reasonably consider necessary or advisable for the proper performance by the Special Committee of its responsibilities including, without limitation, the provision of information to the Special Committee or its advisors concerning the business and affairs of MID or other matters relating to the Arrangement Proposal or any Modified Proposal;

  •
  to review and comment upon, in the course of preparation thereof, all circulars or documents mailed or delivered by MID to its shareholders or filed with securities regulatory authorities in Canada or the United States in connection with the Arrangement Proposal or any Modified Proposal and, in particular, to approve those portions of such circulars or documents which pertain to the Special Committee, the Formal Valuations, the recommendations of the Special Committee to the Board and the reasons for such recommendations;

  •
  to take such actions as the Special Committee determines are necessary or advisable to provide the shareholders of MID with sufficient information with respect to the Arrangement Proposal or any Modified Proposal and the business and affairs of MID so as to enable them to make an informed decision with respect to the Arrangement Proposal or any Modified Proposal; and

  •
  to take any other actions as the Special Committee determines are necessary or advisable in connection with performing its mandate.

Review of Arrangement Proposal

        The Special Committee initially retained Heenan Blaikie LLP and, effective January 1, 2011, retained Borden Ladner Gervais LLP ("BLG") to provide it with independent legal advice.

        The Special Committee also retained Blair Franklin to conduct the Formal Valuations and to provide it with certain independent financial advice. At the direction of the Special Committee, Blair Franklin also delivered to MID senior management details of its analysis of MID's income producing properties on a country-by-country basis to assist MID senior management with certain Canadian tax filings. Blair Franklin had previously been retained by the STAC Committee to prepare a valuation of the Class A Subordinate Voting Shares and Class B Shares in connection with the Proposed STAC Offer.

        The Special Committee reviewed with its counsel the following documents relating to the Arrangement Proposal, both as drafts and in final form agreed to with the Initiating Shareholders and the Stronach Shareholder:

  •
  Arrangement Agreement;

  •
  Plan of Arrangement;

  •
  Transfer Agreement;

  •
  Forbearance Agreement;

  •
  Agreement with Initiating Shareholders;

  •
  Release by MID in favour of the current and former directors and officers of MID;

  •
  Mutual Release of MID and the Stronach Shareholder (and related affiliates); and

  •
  Release by the Initiating Shareholders in favour of MID, its current and former directors and officers, and the Stronach Shareholder.

        Following the announcement of the Arrangement Proposal on December 22, 2010, at the direction of the Special Committee, management of MID, together with Davies Ward Phillips Vineberg LLP ("Davies") and BLG, participated in discussions with representatives of the Initiating Shareholders and the Stronach Shareholder in connection with the preparation of the foregoing documents to give effect to the Arrangement Proposal contemplated by the Class A Support Agreement. In addition, the Special Committee reviewed the Support Agreements.

        Between December 23, 2010 and January 31, 2011, the Special Committee held 11 formal meetings to discuss the Arrangement Proposal, the Transaction Documents, and the assets and liabilities of MID affected by the Arrangement Proposal. The Special Committee received ongoing advice from BLG and MID management in respect of the Transaction Documents and the Arrangement Proposal generally. The Special Committee received ongoing financial advice from and presentations by Blair Franklin, including a detailed presentation on January 27, 2011 described below where Blair Franklin set out its preliminary indications of value of the Shares, the Transferred Assets and the Common Shares (i.e., the Class A Subordinate Voting Shares after giving effect to the Arrangement Proposal), as required by the Engagement Letter, and a further presentation on January 31, 2011 described below setting out the final conclusions on such values reached by Blair Franklin which are set out in the Formal Valuations attached as Appendix G. At the request of the Special Committee, Blair Franklin also made presentations to the Board on January 28 and January 31, 2011 with respect to the same matters.

Special Committee Meetings

  December 23, 2010 to January 26, 2011 Meetings

        Between December 23, 2010 and January 26, 2011, inclusive, the Special Committee held nine meetings in respect of its review of the Arrangement Proposal. During the course of these meetings, the Special Committee met to discuss the structure and terms of the Arrangement Proposal, reviewed and discussed drafts of the Transaction Documents and received advice from BLG in respect of the applicable legal requirements relating to the Arrangement Proposal under corporate and securities laws, and the conclusions which the Special Committee would have to consider, including whether the Transaction Documents should be executed, whether the Arrangement Proposal is in the best interests of MID and is reasonable and fair in the circumstances, including for the purposes of section 132(7) of the OBCA, and whether or not to recommend to the Board that it make a recommendation to Shareholders. The Special Committee supervised the valuation work being conducted by Blair Franklin and received ongoing updates as to the status of the valuation work and the due diligence being conducted by Blair Franklin. For the reasons discussed below under "Reasons for the Recommendation of the Special Committee — Procedural Fairness", the Special Committee did not seek, and Blair Franklin did not provide, any opinion regarding the fairness, from a financial point of view, of the Arrangement to MID or its Shareholders.

        At a meeting held on January 10, 2011, the Special Committee approved an expense approval protocol in respect of the Racing and Gaming Business. In particular, any capital expenditures incurred by the Company in excess of $250,000 require the prior approval of the Special Committee and any capital expenditures that in the aggregate exceed $4 million in a given month must also be approved by the Special Committee. To January 31, 2011, the Special Committee has approved capital expenditures in the aggregate amount of approximately $612,000.

  January 27, 2011 Meeting

        On January 27, 2011, the Special Committee received a presentation from Blair Franklin setting out Blair Franklin's preliminary indications of value in respect of the Formal Valuations. During this presentation, Blair Franklin also provided the Special Committee with a preliminary calculation of the dilution to the Shareholders (other than the Stronach Shareholder) implied by the Arrangement Proposal based on the preliminary indications of value and a comparison to the amount of the dilution resulting from prior transactions involving a collapse of, or a sale of companies, with dual-class share structures. Blair Franklin also reviewed with the Special Committee certain considerations in respect of the completion of the Arrangement Proposal which are further described below. However, these considerations did not form part of the factors that Blair Franklin considered when preparing the Formal Valuations. At this same meeting, BLG reviewed with the Special Committee a summary of the various factors which had been discussed in respect of the Arrangement Proposal, including the procedural and substantive factors that the Court might consider when reviewing the Arrangement Proposal.

  January 31, 2011 Meeting

        On January 31, 2011, Blair Franklin presented to the Special Committee its final indications of value in respect of the Formal Valuations. Based upon the procedures described herein and set out in the Formal Valuations, and subject to the assumptions and limitations set out in the Formal Valuations, Blair Franklin concluded that, as of January 31, 2011:

  •
  the fair market value of the Shares, including the Class B Shares, without giving effect to the Arrangement, is in the range of $42.00 to $50.00 per share (with the Class B Shares being assumed to be identical in all terms with the Class A Subordinate Voting Shares for purposes of the Formal Valuations, and with no adjustments being made to reflect the liquidity of the Shares or whether or not any of the Shares form part of a controlling interest);

  •
  the fair market value of the Transferred Assets and the other consideration payable to the Stronach Shareholder in connection with the Arrangement is in the range of $585 million to $730 million, (implying consideration payable to the Stronach Shareholder in connection with the Arrangement of approximately $1,610 to $2,009 for each Class B Share held by the Stronach Shareholder); and

  •
  the fair market value of the Common Shares (i.e. the Class A Subordinate Voting Shares after giving effect to the Arrangement) is in the range of $29.00 to $34.50 per share, (implying consideration payable to the Minority Class B Shareholders in connection with the Arrangement of $34.80 to $41.40 per Class B Share (i.e., 1.2 times the value of the Common Shares)).

        Blair Franklin noted that the values contained in the Formal Valuations may not be reflective of the value that individual Shareholders would put on the Shares, the Transferred Assets or the Common Shares, and that such valuations are not intended to predict a price at which Common Shares will trade following the implementation of the Arrangement.

        In its presentation to the Special Committee, Blair Franklin observed that an important factor in analyzing the financial impact of the Arrangement Proposal on the Shareholders of MID is the level of dilution to Shareholders, which represents the proportion of value of the Company transferred from the Shareholders pursuant to the Arrangement Proposal, almost all of which is to be transferred to the Stronach Shareholder, in order to eliminate MID's dual-class share structure and thus the control of MID held by the Stronach Shareholder. Blair Franklin indicated that equity dilution is a more representative benchmark for comparing precedent transactions involving the collapse of dual-class share structures, directly or through a sale, than the premium paid to a controlling shareholder because premiums can vary significantly due to variances in the concentration of control (i.e. the number of multiple voting shares or voting shares, as the case may be, relative to the total shares outstanding) whereas dilution expressly takes this concentration of control into account. Blair Franklin based its dilution analysis on the fair market valuation ranges contained in the Formal Valuations.

        Blair Franklin reported that it compared its estimate of the dilution under the Arrangement Proposal based on the Formal Valuations to previous Canadian dual-class share collapse transactions. While the circumstances of each transaction were unique, Blair Franklin observed that in 12 of the 21 Canadian dual-class share collapse transactions reviewed, there was no dilution to the subordinate-vote/no-vote shareholders and in the remaining eight transactions (excluding the Magna plan of arrangement transaction completed in August 2010), the dilution to the subordinate-vote/no-vote shareholders resulting from such transactions was in the range of 0.8% to 3.8%, the average being approximately 2%. Blair Franklin also highlighted that the Magna transaction resulted in a dilution of 10.8%, well exceeding the range of the other transactions reviewed. The table below outlines the Canadian dual-class share collapse transactions reviewed by Blair Franklin and the dilution amounts resulting in each transaction.

Canadian Dual-Class Share Collapse Transactions

			Significant Shareholder
Date Announced	Company	Coat-tails	Position Held	Equity Ownership	Voting Control	Premium	Equity Dilution
5/6/10	Magna International Inc.	No	Chmn & Exec. Vice Chmn	1%	66%	1674%	10.8%
9/19/06	Atrium Biotechnologies	Yes	Executive Chairman	48%	65%	0%	0.0%
5/31/06	Extendicare REIT	No	Chmn & Dpty Chmn	12%	48%	8%	1.3%
3/14/06	Canam Group Inc.	Yes	Chmn & CEO	23%	58%	0%	3.3%
12/13/05	CoolBrands	Yes	Chmn & CEO / Pres	11%	55%	0%	0.0%
9/13/05	ProMetic Life Sciences	Yes	Chmn & CEO / Pres	10%	53%	0%	0.0%
3/31/05	Diaz Resources	Yes	Chairman	10%	76%	0%	0.0%
2/27/04	Gildan Activewear	Yes	Chmn & CEO / Pres	20%	61%	0%	0.0%
2/26/04	MDC Partners	Yes	Chmn & CEO	20%	45%	0%	0.0%
12/11/03	Sherritt Intl.	No	Chairman	0%	100%	n/a	1.1%	(1)
10/17/03	Sino-Forest Corp	Yes	3 members of Mgmt.	15%	35%	0%	0.0%
5/27/03	Home Capital Group	Yes	Pres & CEO / Director	15%	30%	0%	0.0%
5/7/03	Sceptre Investment Counsel	No	Management	0%	100%	0%	0.0%
3/21/03	Consolidated HCI Holdings	na(2)	Management	64%	61%	0%	0.0%
4/26/01	Assante Corporation	Yes	Chmn & CEO	21%	87%	0%	0.0%
8/2/00	Goldcorp	Yes	Chmn & CEO	17%	44%	52%	3.8%
1/21/00	Meota Resources	Yes	Director	15%	13%	0%	0.0%
12/23/99	MDS	Yes	Investor	6%	29%	5%	1.1%
6/16/97	Laidlaw	No	Investor	16%	47%	15%	2.2%
8/12/96	Agra Industries	Yes	Investor	6%	47%	5%	0.8%
2/16/95	Slater Industries	Yes	Investor	17%	60%	10%	2.1%
Average, excluding Magna International and those with no dilution							2.0%

Note:

(1)
Assuming conversion of the 1.4 million performance units granted to Sherritt Chairman.

(2)
Unconfirmed.

        Blair Franklin also outlined four Canadian sale transactions involving companies with dual-class share structures where the multiple-vote shareholders received a premium to the subordinate-vote/no-vote shareholders. Blair Franklin observed that in one of the transactions there was no dilution to the subordinate-voting/non-voting shareholders and in the remaining three transactions the dilution to the subordinate-vote/no-vote shareholders was in the range of 0.8% to 3.8%, with the average being approximately 2.4%. The table below outlines the Canadian transactions involving the sale of dual-class companies reviewed by Blair Franklin and the dilution amounts resulting in each transaction.

Canadian Sale Transactions of Dual-Class Share Companies

			Significant Shareholder
Date Announced	Company	Coat-tails	Position Held	Equity Ownership	Voting Control	Premium	Equity Dilution
7/20/06	Pan-Ocean Energy Corp.	Yes(1)	Chairman	8%	61%	12%	0.8%
7/12/06	CHUM Limited	No	Chmn & Vice Chmn	31%	89%	11%	2.6%
6/23/05	GSW	No	2 members of board — Chairman & Director	42%	64%	0%	0.0%
10/26/98	Oshawa Group	No	Investor	3%	52%	222%	3.8%
Average, excluding those with no dilution							2.4%

Note:

(1)
Coat-tail allowed for up to 15% difference in takeover price between high vote and low-vote shares.

        Blair Franklin also outlined nine U.S. transactions where a dual-class share structure was collapsed. Blair Franklin observed that in one of the transactions there was no dilution to the subordinate-vote/no-vote shareholders and in the remaining eight transactions the dilution resulting from such transactions to the subordinate-vote/no-vote shareholders was in the range of 2.8% to 6.0%, the average being approximately

4%. Similarly, Blair Franklin outlined 37 U.S. sale transactions involving companies with dual-class share structures. In 32 of these transactions there was no dilution to the subordinate-vote/no-vote shareholders and in the remaining five transactions, the dilution to the subordinate-vote/no-vote shareholders was in the range of 1.9% to 5.2%, with the average being approximately 3.8%.

        Blair Franklin compared its Formal Valuation of the Common Shares after giving effect to the Arrangement to its Formal Valuation of the Shares prior to giving effect to the Arrangement in order to estimate the dilution to the Class A Shareholders (including adjusting for the additional dilution to the Class A Shareholders from the proposed issuance pursuant to the Arrangement of 1.2 Class A Subordinate Voting Shares for each Class B Share held by Minority Class B Shareholders) and the Minority Class B Shareholders.

        Taking into account the foregoing, Blair Franklin estimated that the proposed terms of the Arrangement Proposal would result in dilution of approximately 31% to the Class A Shareholders and approximately 17% to the Minority Class B Shareholders (this dilution being lower due to the 20% conversion premium received by the Minority Class B Shareholders). Blair Franklin noted that Shareholder dilution pursuant to the Arrangement Proposal was extremely high and well outside the range indicated by the prior transactions that it reviewed with the Special Committee. The dilution in respect of the Arrangement is illustrated in the following tables:

Share Dilution Analysis (Class A Shareholders)

	Range
	Low	High
Blair Franklin's Valuation of the Shares (Pre-Arrangement)	$42.00	$50.00
Blair Franklin's Valuation of the Common Shares (Post-Arrangement)	$29.00	$34.50

Dilution	$13.00	$15.50
Dilution (%)	31%	31%

Share Dilution Analysis (Minority Class B Shareholders)

	Range
	Low	High
Blair Franklin's Valuation of the Shares (Pre-Arrangement)	$42.00	$50.00
The Implied Value Received in Common Shares (Post-Arrangement)(1) based on Blair Franklin's Valuation of the Common Shares	$34.80	$41.40

Dilution	$7.20	$8.60
Dilution (%)	17%	17%

Note:

(1)
1.2 conversion premium multiplied by the Blair Franklin Common Share valuation range of $29.00 to $34.50.

        Although Blair Franklin did not consider premium to be a particularly relevant metric for the reasons discussed above, it estimated that the value which would be paid to the Stronach Shareholder relative to the post-Arrangement value of the Class A Subordinate Voting Shares (i.e., the Common Shares) implied a premium of approximately 5600%, based on the mid-point of the Formal Valuation ranges for the Transferred Assets and Common Shares.

        Blair Franklin also reviewed with the Special Committee the historical trading price of the Class A Subordinate Voting Shares on the NYSE. It was observed that there was a negative relationship between the increased financial commitment by MID to the Racing and Gaming Business and the Company's share performance. This observation was supported by the relative trading relationship between MID and the Dow Jones U.S. Real Estate Index since September 2003, the month in which MID became a public company. It was observed that since the Announcement Date, the negative impact of Racing and Gaming Business appears to have been removed, with the Class A Subordinate Voting Shares trading more in line with comparable public real estate companies.

        The chart below highlights various announcements by MID relating to the Racing and Gaming Business and the market reaction to such announcements since January 1, 2008.

3-Year Trading History of MID (MIM-NYSE)

Date	Closing Price	Volume	1-Day Change	5-Day Change	Label	Announcement
31-Mar-08	$28.72	259,000	13.7%	13.6%	A	MID receives reorganization proposal, sale of equity interest in MEC to Stronach
27-May-08	$26.55	72,900	3.2%	-1.6%	B	MID Announces Amendments to MEC Bridge Loan and Project Financing Facilities
30-May-08	$25.31	1,053,425	-1.7%	0.2%	C	MID Calls Special Meeting to Consider Reorganization Proposal
14-Aug-08	$19.20	61,705	1.3%	2.3%	D	MID Announces Amendments to MEC Bridge Loan and Project Financing Facilities
15-Sep-08	$21.00	31,399	-4.3%	-3.1%	E	MID Announces Amendments to MEC Bridge Loan and Project Financing Facilities
15-Oct-08	$13.02	146,704	-4.3%	-8.1%	F	MID Announces Changes to MEC Bridge Loan and Project Financing Facilities
26-Nov-08	$10.05	259,473	19.2%	2.7%	G	MID Announces November 2008 Reorganization Proposal to spin off MEC
18-Feb-09	$6.79	38,300	-4.4%	-24.4%	H	MID Not Proceeding With Previously-Announced November 2008 Reorganization Proposal
5-Mar-09	$4.55	583,183	15.2%	38.7%	I	MEC Files for Chapter 11 Bankruptcy Protection, MID Stalking Horse bid
20-Apr-09	$7.05	77,499	-1.5%	-0.3%	J	MID Announces Termination of Stalking Horse Bid for MEC Assets and Amendments to DIP Loan
26-Aug-09	$13.21	32,545	1.6%	3.5%	K	MID Announces Conditional Amendment to MEC DIP Loan
12-Jan-10	$13.04	285,150	-7.5%	-9.7%	L	MID Announces Settlement in Connection with MEC Chapter 11 Proceeding
23-Mar-10	$12.95	40,202	0.9%	-0.3%	M	MID Announces Amendments to MEC Plan of Reorganization
10-May-10	$13.48	31,789	2.5%	2.4%	N	Penn National Gaming and MID Enter Into Joint Venture for Assets and Operations of MJC
12-Aug-10	$12.36	52,516	0.1%	-0.4%	O	MID Announces Cut to Quarterly Dividend in Conjunction with Q2 2010 Financial Results
4-Oct-10	$14.09	756,734	32.1%	32.0%	P	MID Announces Proposed STAC Offer to Purchase Shares of MID for $13.00 per share
22-Dec-10	$27.69	2,802,366	45.3%	44.0%	Q	MID Announces Arrangement Proposal to Collapse Dual-Class Share Structure

        The chart below illustrates the relative trading relationship between MID and the Dow Jones Real Estate Index since September 2003, the month in which MID became a public company.

Relative Trading History Since MID Became A Public Company

        Blair Franklin also reviewed with the Special Committee the market reaction to the announcement of the Arrangement Proposal, noting that, on January 28, 2011, the closing price of the Class A Subordinate Voting Shares on the NYSE was $26.94, representing a 41% premium to the closing price of the Class A Subordinate Voting Shares of $19.06 on December 21, 2010, the trading day prior to the Announcement Date, and a 152% premium to the closing price of the Class A Subordinate Shares of $10.67 on October 1, 2010, the trading day prior to the announcement of the Proposed STAC Offer. The chart below shows the closing price of the Class A Subordinate Voting Shares on the NYSE since August 2010.

Recent Trading History

        Blair Franklin commented that MID's historical financial and market trading performance has been very adversely impacted by MID's commitment to the Racing and Gaming Business. The trading performance suggests the market takes the view that: (a) continued investment by MID in the Racing and Gaming Business has contributed and would continue to contribute to a significant erosion of value of MID; and (b) as long as MID's dual-class structure remains in place (thereby maintaining the control of MID by the Stronach Shareholder), MID is likely to continue to invest in the Racing and Gaming Business.

        Blair Franklin commented on various factors relating to the Arrangement Proposal, including that the Arrangement Proposal is extremely costly to shareholders of MID (other than the Stronach Shareholder), and implies an extremely high level of dilution relative to prior transactions involving the elimination of dual-class share structures. However, Blair Franklin observed that the Arrangement Proposal had been brought forward by the Initiating Shareholders, a group of institutional shareholders representing a majority of the Class A Subordinate Voting Shares, although they further commented that the Special Committee should be coming to its own independent decision, rather than merely relying on the judgment of the Initiating Shareholders, in making its recommendations to the Board. Blair Franklin also commented that the Arrangement Proposal presents the opportunity to create more certainty and stability for Common Shareholders of MID following implementation of the Arrangement for a number of reasons, including that: (a) MID will emerge as a "pure play" real estate company with strong, predictable cash flow; (b) there will be no further funding requirements for the Racing and Gaming Business; (c) certain existing litigation relating to the Racing and Gaming Business and the distraction in the management of the Company associated therewith will be eliminated; (d) by collapsing the dual-class share structure, there will be no single shareholder able to ensure that its vision for MID is followed; (e) there will be an opportunity to reformulate the executive team, if so desired; (f) there will be better prospects for a future potential take-over bid or other change of control transaction; and (g) for a number of reasons, the Common Shares may be more attractive to institutional investors, which may in turn result in research analyst coverage (none existed as of January 31, 2011) and increased liquidity of the Common Shares, and may facilitate access of MID to capital markets.

        Following Blair Franklin's presentation, the Special Committee received advice from BLG concerning the legal obligations of the Special Committee in the circumstances of the Arrangement Proposal, including an analysis of their fiduciary duties and how they had been addressed. The members of the Special Committee then reviewed their proposed recommendations to the Board in respect of the Arrangement Proposal.

Recommendations of the Special Committee and the Board

        The Special Committee unanimously recommended, based on the considerations set out below, that the Board approve the entering into by MID of the Transaction Documents to which MID is a party and recommend that Shareholders vote in favour of the Arrangement Resolution. The Special Committee also determined, based on its overall consideration of procedural and substantive factors relating to the Arrangement, that the Arrangement Proposal is in the best interests of MID and is reasonable and fair in the circumstances, including for the purposes of section 132(7) of the OBCA.

        Following the Special Committee meeting on January 31, 2011, the Board met, and based on the recommendation of the Special Committee and the considerations set out under "Reasons for the Recommendations of the Special Committee" below and after receipt of a summary presentation from Blair Franklin in respect of the Formal Valuations, the Board of Directors approved the entering into by MID of the Transaction Documents to which MID is a party, determined that the Arrangement is in the best interests of MID and is reasonable and fair in the circumstances, including for the purposes of section 132(7) of the OBCA, and recommended that Shareholders vote in favour of the Arrangement Resolution.

        The Special Committee and the Board noted that their respective voting recommendations are not being made to the Initiating Shareholders, the Supporting Class B Shareholders and the Stronach Shareholder as they have agreed to vote in favour of the Arrangement Resolution pursuant to the Support Agreements.

        All of the members of the Board (other than Mr. Stronach) voted in favour of this recommendation. Mr. Stronach, having declared his interest in the Arrangement, did not attend the meetings at which the Board considered the Arrangement, including the meeting at which the recommendation concerning the Arrangement was considered.

The Board recommends that Shareholders vote IN FAVOUR OF the Arrangement Resolution.

Reasons for the Recommendations of the Special Committee

        In its review of the Arrangement Proposal, the Special Committee considered a number of factors that it characterized as either positive (for approval) or negative (against approval) in arriving at its conclusions. In doing so, it considered issues of procedural fairness and of substantive fairness in respect of the Arrangement Proposal. In view of the variety of factors considered, the Special Committee did not find it practicable to, and did not, assign relative percentage or numerical weights to the specific factors considered in reaching its recommendation to the Board. However, the Special Committee did take special notice of the fact that, despite the implied dilution to Shareholders if the Arrangement is implemented, the Arrangement Proposal: (a) was initiated, negotiated by and/or supported by Shareholders holding at least a majority of the Class A Subordinate Voting Shares (and also representing a majority of the Class A Subordinate Voting Shares held by the minority holders of Class A Subordinate Voting Shares for the purposes of MI 61-101); (b) was supported by Shareholders holding at least a majority of the Class B Shares held by the minority holders of Class B Shares for the purposes of MI 61-101; (c) had a positive impact on the trading price of the Class A Subordinate Voting Shares on the NYSE such that on January 28, 2011 the closing price was $26.94, representing a 41% premium to the closing price of the Class A Subordinate Voting Shares of $19.06 on December 21, 2010, the trading day prior to the Announcement Date, and a 152% premium to the closing price of the Class A Subordinate Shares of $10.67 on October 1, 2010, the trading day prior to the announcement of the Proposed STAC Offer; and (d) if implemented, will result in the disposition of the Racing and Gaming Business consistent with the wishes of certain Class A Shareholders, including certain of the Initiating Shareholders, and will therefore resolve the ongoing disagreement between MID and certain Class A Shareholders regarding MID's involvement in the Racing and Gaming Business. In making its determination, the Special Committee concluded that, in its judgment, on balance, the positive procedural and substantive factors outweigh the negative procedural and substantive factors, as further outlined below.

Procedural Fairness

        In respect of the question of procedural fairness, the Special Committee considered the following positive factors:

  •
  The Special Committee conducted an extensive review of the Arrangement and the transactions to be completed thereunder.

  •
  In conducting its review, the Special Committee retained and received advice from independent financial and legal advisors.

  •
  The Board has been and will be advised by MID's legal advisors, Davies.

  •
  The approval of the Arrangement by Shareholders will satisfy the requirements of MI 61-101 and must be approved by:

  •
  a two-thirds majority of the votes cast by holders of Class A Subordinate Voting Shares and Class B Shares, voting as a single class, present in person or represented by proxy at the Meeting;

  •
  a two-thirds majority of the votes cast by holders of Class B Shares, voting separately as a class, present in person or represented by proxy at the Meeting; and

  •
  a simple majority of the votes cast in person or by proxy at the Meeting by each of the minority holders of Class A Subordinate Voting Shares and the minority holders of Class B Shares for purposes of MI 61-101, each voting separately as a class.

  •
  The Special Committee and the Board will ensure that the management information circular to be delivered to Shareholders in respect of the Meeting contains sufficient information to permit Shareholders to form a reasoned judgment concerning the Arrangement, including the terms of the Arrangement, the background to the Arrangement Proposal, the process followed by the Board and the Special Committee in reviewing the Arrangement Proposal, a summary of the advice received by the Special Committee, and the Formal Valuations of the Transferred Assets, the Class B Shares and

    the Common Shares, and the factors considered in making the recommendations contained in the circular.

  •
  Completion of the Arrangement will be subject to the important oversight of a judicial determination as to its fairness at a hearing which will, upon appropriate notice being given and subject to the discretion of the Court, permit submissions by interested parties, including the Shareholders. The Special Committee noted that if the Arrangement does not receive the requisite Shareholder and Court approvals, the Arrangement will not be implemented. This requirement for Court approval was viewed as a very important procedural fairness factor by the Special Committee.

  •
  Minority Class B Shareholders who do not vote in favour of the Arrangement will have dissent rights in accordance with the provisions of section 185 of the OBCA, as modified by the Plan of Arrangement.

  •
  Rather than seek a liquidity opinion to satisfy the exemption that is available under MI 61-101 from the formal valuation requirement of MI 61-101, the Special Committee requested that Blair Franklin prepare a formal valuation of the Common Shares after giving effect to the Arrangement.

  •
  The Arrangement Proposal was initiated by the Initiating Shareholders with the support of the Stronach Shareholder and the terms of the Arrangement Proposal were negotiated on an arm's length basis between certain Initiating Shareholders, on the one hand, and the Stronach Shareholder, on the other hand. The Initiating Shareholders hold a majority of the Class A Subordinate Voting Shares held by the minority Class A Shareholders for the purposes of MI 61-101, and include sophisticated, Canadian and U.S.-based fund managers, many of whom have been long time investors in MID and who individually have substantial holdings of Class A Subordinate Voting Shares. Each of the Initiating Shareholders has represented in the Class A Support Agreement that it has sufficient knowledge of MID and that any factors peculiar to that shareholder, including non-financial factors, that were considered relevant by that shareholder in assessing the Arrangement Proposal did not have the effect of reducing the consideration that otherwise would have been considered acceptable. Each of the Initiating Shareholders who was involved in the negotiations regarding the Arrangement Proposal and the Transaction Documents with the Stronach Shareholder, MID and the Special Committee was represented by experienced counsel.

  •
  The Arrangement is supported by Shareholders holding at least a majority of the Class B Shares held by the minority shareholders for the purposes of MI 61-101.

        The Special Committee also considered the following negative factors relating to the procedural fairness of the Arrangement, among others:

  •
  Other than Mr. Stronach, none of the Special Committee, the Board or MID management participated in the negotiation of the Arrangement Proposal made on December 22, 2010, and accordingly MID was unable to propose any changes to the Arrangement Proposal for the benefit of the Class A Shareholders or the Minority Class B Shareholders. However, after December 22, 2010, MID and its legal advisors and the Special Committee and its legal advisors have had the opportunity to participate in the negotiation and preparation of the Transaction Documents to give effect to the Arrangement Proposal.

  •
  MID is unable to effectively explore an alternative proposal or arrangement for a change of control transaction or to eliminate the dual-class share structure of MID without the participation and support of the Stronach Shareholder, given its ownership of voting control of MID.

  •
  A substantial portion of the costs of the Arrangement and associated transactions incurred by the Stronach Shareholder and the Initiating Shareholders, with some prescribed limits, will be borne by MID.

        The Special Committee noted that there is no substantive change being made to the rights attaching to the Class A Subordinate Voting Shares and, as a result, the Class A Shareholders are not entitled to dissent rights under the OBCA and the Plan of Arrangement. See "Regulatory and Legal Matters — Dissent Rights".

        The Special Committee also did not seek any opinion from Blair Franklin or any other financial advisor regarding the fairness, from a financial point of view, of the Arrangement to MID or its Shareholders (a "Financial Fairness Opinion"). The Special Committee considers the primary economic rationale to the

Class A Shareholders of MID for the Arrangement Proposal to be the removal or reduction of the discount in the trading price of the MID shares that appears to result from the continued investment by MID in the Racing and Gaming Business and MID's dual-class share structure. The Special Committee was advised by Blair Franklin that any Financial Fairness Opinion from Blair Franklin would be based upon its Formal Valuations and not on the trading values of the Shares or Common Shares. Blair Franklin also advised the Special Committee that it would not be able to provide an opinion that the Arrangement is fair, from a financial point of view, to MID or its Shareholders because the dilution resulting from the Arrangement based on the Formal Valuations was well outside the range of dilution in other precedent transactions. Given that a Financial Fairness Opinion would be based upon the Formal Valuations and would not be based on the trading values of the Common Shares and thus would not address the primary economic rationale for the Arrangement Proposal, and that the Special Committee understood that the dilution was well outside the range of dilution in prior transactions, the Special Committee concluded that a Financial Fairness Opinion would not provide it or the Shareholders with meaningful additional information with which to evaluate the Arrangement Proposal.

        The Special Committee also noted that while MID has "coat-tail" provisions that apply in circumstances where an offer is made for the Class B Shares that must, by reason of applicable securities legislation, be made to all or substantially all Class B Shareholders and no equivalent offer is made for the Class A Subordinate Voting Shares, such provisions do not apply to the Arrangement Proposal. This is because the Arrangement Proposal does not involve an offer that must, by reason of applicable securities legislation, be made to all or substantially all of the Class B Shareholders. See "Information Regarding MID — Description of MID Share Capital — Take-Over Protection" below.

Substantive Fairness

        In respect of substantive fairness, the Special Committee considered the following positive factors, among others:

  •
  The terms of the Arrangement Proposal were negotiated on an arm's length basis between certain Initiating Shareholders, on the one hand, and the Stronach Shareholder, on the other hand. The Initiating Shareholders hold a majority of the Class A Subordinate Voting Shares held by the minority Class A Shareholders for the purposes of MI 61-101, and include sophisticated, Canadian and U.S.-based fund managers, many of whom have been long time investors in MID and who individually have substantial holdings of Class A Subordinate Voting Shares. Each of the Initiating Shareholders has represented in the Class A Support Agreement that it has sufficient knowledge of MID and that any factors peculiar to that shareholder, including non-financial factors, that were considered relevant by that shareholder in assessing the Arrangement Proposal did not have the effect of reducing the consideration that otherwise would have been considered acceptable. Each of the Initiating Shareholders who was involved in the negotiations regarding the Arrangement Proposal and the Transaction Documents with the Stronach Shareholder, MID and the Special Committee was represented by experienced counsel.

  •
  On January 28, 2011, the closing price of the Class A Subordinate Voting Shares on the NYSE was $26.94, representing a 41% premium to the closing price of the Class A Subordinate Voting Shares of $19.06 on December 21, 2010, the trading day prior to the Announcement Date, and a 152% premium to the closing price of the Class A Subordinate Shares of $10.67 on October 1, 2010, the trading day prior to the announcement of the Proposed STAC Offer. The current trading price of the Class A Subordinate Voting Shares supports a conclusion that either or both of the existence of the dual-class share structure of MID and MID's continued investment in the Racing and Gaming Business has had a negative effect on the trading price of the Class A Subordinate Voting Shares relative to the trading price of the Class A Subordinate Voting Shares which would otherwise result if MID eliminated its dual-class share structure and disposed of its interest in the Racing and Gaming Business and traded solely on the basis of its real estate business. The Special Committee subsequently noted that, on February 1, 2011, the trading day immediately following the disclosure by MID that it had entered into definitive agreements to implement the Arrangement, and of the Formal Valuations of the Shares, the Transferred Assets (together with the other consideration to be paid to the Stronach Shareholder) and the Common Shares, and that the dilution to Class A Shareholders implied by the Arrangement Proposal would be 31%, the closing price of the Class A Subordinate Voting Shares on the NYSE was

    $28.87, representing an increase of $1.25 over the closing price on the previous trading day. However, the Special Committee cannot provide assurances as to future trading prices or the basis on which investors or analysts will assess MID after implementation of the Arrangement.

  •
  The difference in approach and judgment as between MID and certain Class A Shareholders regarding MID's involvement in the Racing and Gaming Business has led to litigation and other proceedings as described above under "Background to the Proposed Arrangement". As a result, MID has incurred significant direct costs (including substantial litigation costs) and indirect costs through the absorption of management time and effort in addressing this disagreement. The Special Committee believes that the resolution of this disagreement, through the completion of the Arrangement, will have a positive impact on MID.

  •
  The Arrangement will result in the resolution and settlement of the litigation commenced by certain Initiating Shareholders.

  •
  The disposition of the Racing and Gaming Business pursuant to the Arrangement and resulting separation of the Racing and Gaming Business from MID's real estate business is consistent with the wishes expressed by certain Class A Shareholders (including some of the Initiating Shareholders) and the objectives of a series of forbearance terms in respect of the Racing and Gaming Business. These forbearance terms were required by the independent directors of MID in its consideration of various transactions and proposals, including following the acquisition of the Racing and Gaming Business by MID from MEC in 2010, in order to limit the extent to which sustained losses in the Racing and Gaming Business would adversely affect the overall future profitability and cash flow of MID.

  •
  The dilution to the Class A Shareholders resulting from the purchase for cancellation of each outstanding Class B Share held by the Minority Class B Shareholders in consideration for 1.2 Class A Subordinate Voting Shares is not material, given the small number of such Class B Shares, although the premium provided to the Minority Class B Shareholders is significantly higher than the average paid in previous dual-share collapse transactions.

  •
  Any historical advantage for MID's relationship with its primary tenant, Magna, which may have been perceived, correctly or otherwise, as resulting from having Magna and MID under the common control of the Stronach Trust is no longer applicable as the Stronach Trust no longer controls Magna as a result of the elimination of Magna's dual-class share structure in August 2010.

  •
  There exists no "sunset" clause or other provision pursuant to which MID's dual-class share structure would otherwise terminate as of a specified date, and the Arrangement Proposal presents an opportunity for MID to eliminate this structure through a transaction negotiated and agreed upon by the Stronach Shareholder and the Initiating Shareholders.

  •
  As a result of the Stronach Shareholder's small equity interest in MID and the "coat-tail" provisions attaching to the Class A Subordinate Voting Shares, the Stronach Shareholder has had from the very outset of the spin-off of MID minimal incentive to seek or support a third party change of control transaction that could result in a change of control premium for the Class A Shareholders.

  •
  The elimination of the Class B Shares would facilitate change of control transactions following the completion of the Arrangement, with all remaining shareholders receiving a pro rata share of any such control premium for the Common Shares.

  •
  Following completion of the Arrangement, all holders of Common Shares will have a vote in proportion to their relative interest in MID, including with respect to the election of directors, consistent with companies that do not have dual-class share structures.

  •
  The elimination of the dual-class share structure may potentially enhance liquidity for the Common Shares to the extent that certain investors that choose not to invest, or are restricted by investment policies from investing, in shares of corporations with dual-class shares structures may consider purchasing shares of MID following implementation of the Arrangement and the elimination of MID's dual-class share structure.

        In respect of substantive fairness, the Special Committee considered the following negative factors, among others:

  •
  The consideration to be paid to the Stronach Shareholder for the collapse of the dual-class share structure, mostly in the form of the transfer of the Transferred Assets in consideration for the purchase for cancellation of the Class B Shares held by the Stronach Shareholder, is well outside of the range of the consideration paid in prior transactions relating to the collapse of a dual-class share structure. The Formal Valuation of the Transferred Assets provides for a fair market value in the range of $585 million to $730 million, or approximately $1,610 to $2,009 for each Class B Share held by the Stronach Shareholder. The dilution of the economic interests of Class A Shareholders and Minority Class B Shareholders, being approximately 31% and 17% respectively, is significant and is well outside the range for prior dual-class share collapse transactions.

  •
  The consideration of 1.2 Class A Subordinate Voting Shares for each Class B Share is a significant premium being extended to the Minority Class B Shareholders for the purchase for cancellation of their Class B Shares, particularly since the Minority Class B Shareholders do not control MID. However, given the small number of outstanding Class B Shares that will receive 1.2 Class A Subordinate Voting Shares for each Class B Share, in the view of the Special Committee, the dilution to Class A Shareholders resulting from the issuance of 1.2 Class A Subordinate Voting Shares to Minority Class B Shareholders is not material.

Recommendation of the Special Committee

        The Special Committee considered these factors of procedural and substantive fairness first from the perspective of the holders of Class A Subordinate Voting Shares. In considering the perspective of the Minority Class B Shareholders, whose Class B Shares will be purchased for cancellation in consideration for the issuance of 1.2 Class A Subordinate Voting Shares (to be renamed Common Shares) for each Class B Share, the Special Committee also considered the foregoing factors of procedural and substantive fairness, including specifically that the premium extended to the Minority Class B Shareholders is significantly higher than the average paid in comparable transactions in Canada.

        Shareholders should be aware that, as part of the Arrangement, the Stronach Shareholder and MID will provide releases, including to the current and former directors and officers of MID. Releases in favour of MID and its current and former directors and officers are also provided for pursuant to the Plan of Arrangement (see "Terms of the Plan of Arrangement" below); however, the releases provided in the Plan of Arrangement are not a condition to closing the Arrangement. These releases were not a material factor in the Special Committee's deliberations or recommendations in respect of the Arrangement.

        The Special Committee considered the Arrangement Proposal in three stages: (a) should execution of the Transaction Documents to which MID is a party be approved; (b) is the Arrangement in the best interests of MID and is it reasonable and fair in the circumstances, including for the purposes of section 132(7) of the OBCA; and (c) should the Board recommend to Shareholders that they vote in favour of the Arrangement Resolution.

        With respect to item (a), based upon the listed considerations and, in particular, the expression of support for the Arrangement Proposal given by the Stronach Shareholder, Shareholders holding at least a majority of the Class A Subordinate Voting Shares (and also representing a majority of the Class A Subordinate Voting Shares held by the minority holders of Class A Subordinate Voting Shares for the purposes of MI 61-101) and Shareholders holding at least a majority of the Class B Shares held by the minority holders of Class B Shares for the purposes of MI 61-101, the Special Committee has recommended the approval of the execution of the Transaction Documents to which MID is a party.

        With respect to item (b), based upon a balanced review of the considerations set out above, the Special Committee recommended to the Board that it determine that the positive procedural and substantive factors of the Arrangement are such that having regard to all the circumstances, the Arrangement Proposal is in the best interests of MID and is reasonable and fair in the circumstances, including for the purposes of section 132(7) of the OBCA.

        For the reasons set out above, and in light of the determinations in respect of paragraphs (a) and (b) above and taking into account the fact that, because of the commitment of the Supporting Class A Shareholders and the Supporting Class B Shareholders to vote for the Arrangement Resolution, the approval of the Board will, if all conditions are met, result in the approval of the Arrangement, the Special Committee has concluded that the Board should make a recommendation to holders of Class A Subordinate Voting Shares and Class B Shares that they vote in favour of the Arrangement Resolution. The Special Committee noted that its voting recommendation is not being made to the Initiating Shareholders, the Supporting Class B Shareholders and the Stronach Shareholder as they have agreed to vote in favour of the Arrangement Resolution pursuant to the Support Agreements.

Blair Franklin Formal Valuations

        As discussed under "Regulatory and Legal Matters — MI-61-101" below, the Arrangement is subject to MI 61-101. MI 61-101 requires a formal valuation of: (a) the Transferred Assets and other consideration to be transferred by MID to the Stronach Purchaser pursuant to the Arrangement; and (b) the Class B Shares held by Minority Class B Shareholders being purchased for cancellation pursuant to the Arrangement. The Special Committee also requested that Blair Franklin prepare a formal valuation of the Common Shares (i.e., the Class A Subordinate Voting Shares after giving effect to the Arrangement) to be issued to the Minority Class B Shareholders. Given the definition of fair market value (as discussed in detail in the Formal Valuations) and the requirement of MI 61-101 that in determining the fair market value of affected securities, a formal valuation must not include a downward adjustment to reflect the liquidity of the securities or the fact that the securities do not form part of a controlling interest, Blair Franklin prepared the valuation of the Class B Shares on the assumption that MID has one class of shares, with the Class B Shares being equal in all respects to the Class A Subordinate Voting Shares, and presented the fair market value of the Shares on this basis.

        Under MI 61-101, the Formal Valuations must be prepared by a valuator who is independent of MID in accordance with the requirements of MI 61-101 and the Special Committee must supervise the preparation of the valuations. The STAC Committee established a process of meeting with prospective valuators in order to select a valuator in connection with the Proposed STAC Offer. This process had included an opportunity to consider the qualifications and independence of a number of potential valuators. The Special Committee's counsel also advised the Special Committee of expressions of interest in acting as a valuator made by additional potential valuators received after the selection of Blair Franklin as valuator for purposes of the Proposed STAC Offer. The Special Committee determined that, based upon the results of the considerations in October 2010 and the substantial amount of background that Blair Franklin had accumulated for purposes of the Proposed STAC Offer, it would retain Blair Franklin as valuator to prepare the formal valuations required to be prepared in connection with the Arrangement Proposal.

        Mindful of the fact that the Special Committee had previously engaged Blair Franklin with respect to: (a) the provision of financial advisory services in regards to the previous restructuring of MEC; and (b) the provision of financial advisory services in regards to the Proposed STAC Offer, the Special Committee determined, based in part on certain representations made to it by Blair Franklin, that Blair Franklin was independent. Based on these considerations, the Special Committee determined that Blair Franklin should be retained by the Special Committee to prepare the Formal Valuations. Accordingly, the Special Committee entered into the Engagement Letter with Blair Franklin.

        The Engagement Letter provides for the payment of fees to Blair Franklin of: (a) $250,000 upon execution of the Engagement Letter; (b) $625,000 upon delivery to the Special Committee of its preliminary views on valuation; (c) $175,000 upon delivery of the Formal Valuation in respect of the Transferred Assets; (d) $175,000 upon delivery of the Formal Valuation in respect of the Class B Shares; (e) $175,000 upon delivery of the Formal Valuation in respect of the Common Shares; (f) $175,000 upon delivery of a final report regarding Blair Franklin's financial advice in respect of the Arrangement; (g) $75,000 upon delivery of a preliminary report with respect to Blair Franklin's analysis of MID's income-producing properties on a country-by-country basis; and (h) $175,000 upon delivery of a final report with respect to Blair Franklin's analysis of MID's income-producing properties on a country-by-country basis to be relied upon for Canadian income tax filing purposes. If the engagement of Blair Franklin extends beyond February 12, 2011, Blair Franklin is entitled to a work fee of $150,000 for each month (or part thereof) that it is working on behalf of the Special Committee. In the event that additional services not contemplated in the Engagement Letter are required, the Special Committee and Blair Franklin have agreed to negotiate an amendment to the Engagement Letter in good faith, with a fee structure commensurate with the scope of services and consistent with investment banking practices.

        The fees to be paid to Blair Franklin under the Engagement Letter were agreed between Blair Franklin and the Special Committee. None of the fees payable to Blair Franklin are contingent upon the conclusions reached by Blair Franklin in the Formal Valuations, or on the completion of the Arrangement. In the Engagement Letter, MID has agreed to indemnify Blair Franklin in respect of certain liabilities that might arise out of its engagement and to reimburse it for its reasonable out-of-pocket expenses. As of the date hereof, the "designated professionals" of Blair Franklin (as defined in Form 51-102F2) beneficially own, directly or indirectly, in the aggregate less than 1% of the issued and outstanding Shares.

        Based upon the procedures described above and in the Formal Valuations, and subject to the assumptions and limitations set out in the Formal Valuations, Blair Franklin concluded that, as of January 31, 2011:

  •
  the fair market value of the Shares, including the Class B Shares, without giving effect to the Arrangement, is in the range of $42.00 to $50.00 per share (with the Class B Shares being assumed to be identical in all terms with the Class A Subordinate Voting Shares for purposes of the Formal Valuations, and with no adjustments being made to reflect the liquidity of the Shares or whether or not any of the Shares form part of a controlling interest);

  •
  the fair market value of the Transferred Assets and the other consideration payable to the Stronach Shareholder in connection with the Arrangement is in the range of $585 million to $730 million (implying consideration payable to the Stronach Shareholder in connection with the Arrangement of approximately $1,610 to $2,009 for each Class B Share held by the Stronach Shareholder); and

  •
  the fair market value of the Common Shares (after giving effect to the Arrangement) is in the range of $29.00 to $34.50 per share (implying consideration payable to the Minority Class B Shareholders in connection with the Arrangement of $34.80 to $41.40 per Class B Share (i.e., 1.2 times the value of the Common Shares)).

        The Formal Valuations were prepared and provided solely for the use of the Special Committee and the Board in connection with the Arrangement and the Formal Valuations are not intended to be, and do not constitute, a recommendation that Shareholders vote in favour of the Arrangement Resolution. The preparation of a formal valuation is a complex process and is not necessarily susceptible to partial analysis or summary description. The Formal Valuations represent en-bloc measures of the subject assets. None of the Formal Valuations are intended to be estimates of the per-share values at which the Shares or the Common Shares will trade in the public markets.

        The full text of the Formal Valuations, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the Formal Valuations, is attached as Appendix G to this Circular.

Prior Valuations

        Other than as described below, to the knowledge of MID and its directors and senior officers, after reasonable inquiry, there have been no "prior valuations" (as defined in MI 61-101) within the 24 months preceding the date of the Circular.

Valuations Obtained in Connection with MEC Plan

        MID obtained the following real property appraisals and intangible valuations for certain of the Transferred Assets in connection with determining the recoverability of MID's loans to MEC and the values to be assigned to such assets for purposes of MID's financial statements (the "MEC Plan Appraisals"):

  •
  CB Richard Ellis prepared real property appraisals for Pimlico Racecourse (part of The Maryland Jockey Club) as of July 21, 2010, Santa Anita Park as of July 26, 2010 and Golden Gate Fields as of July 9, 2010 and Cushman & Wakefield prepared real property appraisals for Laurel Park (part of The Maryland Jockey Club) as of July 19, 2010, Gulfstream Park as of August 12, 2010, Palm Meadows as of July 14, 2010 and Bowie Race Track (part of the Maryland Jockey Club) as of December 23, 2009 (the "MEC Plan Real Property Appraisals"); and

  •
  Peter Ott & Associates prepared intangible valuations for AmTote International, Inc. and XpressBet, Inc. as of August 10, 2010 (the "MEC Plan Intangible Valuations").

        The MEC Plan Real Property Appraisals provided conclusions as to market value of the applicable subject lands as if they were vacant land without taking into account any improvements or costs to remove improvements to achieve vacant status (excluding the ground lease for Phases I & II for The Village at Gulfstream Park™, which was based on the applicable leased fee, the development rights for Phase I for The Village at Gulfstream Park™, which was based on the leasehold interest, and The Village at Gulfstream Park Phase I, which was based on the leasehold interest). The MEC Plan Intangible Valuations provided conclusions as to the fair value of customer intangibles, trademark intangibles and software intangibles of the applicable businesses.

        Set out below is a summary of the aggregate of the appraised values in the MEC Plan Real Property Appraisals (and the adjustment made to such aggregate value for purposes of the preliminary allocation of the fair value of assets acquired and liabilities assumed as reported in note 3(c) to the amended and restated interim consolidated financial statements of MID for the period ended September 30, 2010) and the aggregate of the appraised values in the MEC Plan Intangible Valuations.

(US$ in thousands)

Aggregate of appraised values of real estate properties in MEC Plan Real Property Appraisals (excluding joint venture interest)	392,876

Adjustments in respect of costs associated with conversion to use of properties contemplated in MEC Plan Real Property Appraisals	(19,554)

373,322

Other (fair value not subject to appraisal reports)	2,622

Real estate properties as reported in note 3(c) to the amended and restated interim consolidated financial statements of MID for the period ended September 2010	375,944

Aggregate of appraised values in MEC Plan Intangible Valuations (as reported in note 3(c) to the amended and restated interim consolidated financial statements of MID for the period ended September 30, 2010)	29,200

        The conclusions of the MEC Plan Appraisals are not comparable to the Formal Valuations as the MEC Plan Appraisals were prepared in connection with determining the recoverability of MID's loans to MEC and the values to be assigned to the Transferred Assets for purposes of MID's financial statements. The MEC Plan Appraisals are not formal valuations for the purposes of MI 61-101 and were not prepared in a format intended for public disclosure. Shareholders should not rely on the MEC Plan Appraisals in coming to a conclusion as to how to vote on the Arrangement Resolution.

        Copies of the MEC Plan Appraisals (as redacted in accordance with the order of the OSC on behalf of the Canadian Securities Administrators dated December 20, 2010) are appended to the business acquisition report filed by MID on SEDAR at www.sedar.com on December 22, 2010, such report being incorporated by reference into this Circular. Copies of the MEC Plan Appraisals (as redacted) are also available for inspection at MID's registered and head office at 455 Magna Drive, 2nd Floor, Aurora, Ontario and will be sent to any Shareholder upon request without charge.

Appraisals of Certain Development Properties

        Blair Franklin retained local appraisers on behalf of the Special Committee to prepare real property appraisals of certain of the Development Properties in the United States and Ontario. CB Richard Ellis prepared real property appraisals for Laurel Park Station as of January 21, 2011, Palm Meadows Estates as of February 18, 2011, Romulus Land as of January 13, 2011, Salem Township Land as of January 14, 2011 and San Luis Rey Downs as of January 14, 2011 (collectively, the "US Development Property Appraisals"). Colliers International Realty Advisors Inc. prepared a real property appraisal for the Aurora North Lands as of January 19, 2011 (the "Canadian Development Property Appraisal", and together with the US Development Property Appraisals, the "Development Property Appraisals").

        The Development Property Appraisals provided conclusions as to market value of the applicable subject lands on an "as is" basis. The aggregate of the appraised values of the applicable properties subject to the

US Development Property Appraisals was $37.3 million. The appraised value of the Aurora North lands in the Canadian Development Property Appraisal was $128.0 million. In the Formal Valuations, Blair Franklin selected a range for the Development Properties in the United States (which includes one property in addition to the properties subject to the US Development Property Appraisals) of $30 million to $41 million, and a range for the Development Properties in Canada (which includes six properties in addition to the Aurora North Lands) of $118 million to $144 million. In selecting such ranges, Blair Franklin reviewed, considered, and relied upon, among other things, preliminary drafts of the Development Property Appraisals completed during January 2011, and Blair Franklin did not make any adjustments to the appraised values in such preliminary drafts of the Development Property Appraisals for such purpose other than to select its low and high ends of the applicable ranges based on appropriate percentage adjustments to the appraised values. On February 21, 2011, a revision to one of the US Development Property Appraisals was made by the appraiser to increase the appraisal value of the relevant property by $3.0 million from the value reflected in the preliminary draft of the applicable US Development Property Appraisal relied upon by Blair Franklin for purposes of the Formal Valuations. Blair Franklin has advised the Special Committee that given that this revision represents less than 0.2% of the mid point of the equity value in the Share Valuation and less than 0.5% of the mid point in the Consideration Valuation, the impact on the the Share Valuation and the Consideration Valuation is not material. Accordingly, Blair Franklin and the Special Committee have concluded that based on the de minimis size of the change in the appraisal relative to the equity value of MID in the Share Valuation and the Consideration Valuation and the fact that the Formal Valuations used ranges, the revision does not warrant the reissuing any of the Formal Valuations.

        The Development Property Appraisals are not formal valuations for the purposes of MI 61-101 and were not prepared in a format intended for public disclosure. Shareholders should not rely on the Development Property Appraisals in coming to a conclusion as to how to vote on the Arrangement Resolution.

        Copies of the Development Property Appraisals are available on SEDAR at www.sedar.com. Copies of the Development Property Appraisals are also available for inspection at MID's registered and head office at 455 Magna Drive, 2nd Floor, Aurora, Ontario and will be sent to any Shareholder upon request without charge.

Support Agreements

        The Stronach Shareholder entered into the Class A Support Agreement with each of the Initiating Shareholders effective December 22, 2010. Subsequently, the Stronach Shareholder and each of the Supporting Class B Shareholders entered into the Class B Support Agreement on January 31, 2011. Pursuant to the Class A Support Agreement, certain Initiating Shareholders (with the support of the Stronach Shareholder) agreed to propose the Arrangement to the Board and request that it take all action to implement the Arrangement as soon as reasonably practicable. Under the Support Agreements, the Supporting Class A Shareholders, Supporting Class B Shareholders and the Stronach Shareholder have agreed to vote all Class A Subordinate Voting Shares and Class B Shares held by such party, as applicable, in favour of the Arrangement.

        Each of the Supporting Class A Shareholders and Supporting Class B Shareholders has the ability to terminate its obligations under the Class A Support Agreement or Class B Support Agreement, as applicable, by giving notice to MID if any of the following events occur:

  •
  the Arrangement has not been implemented by June 30, 2011;

  •
  the Meeting has occurred; or

  •
  less than 30% of all outstanding Class A Subordinate Voting Shares remain subject to the Support Agreements.

        Under the Support Agreements, each Supporting Class A Shareholder and Supporting Class B Shareholder has agreed that it shall not sell or otherwise transfer any Shares held by such Shareholder, or take any other action that would prevent it from carrying out its obligations under the Class A Support Agreement or Class B Support Agreement, as applicable. However, each Supporting Class A Shareholder and Supporting Class B Shareholder is permitted to sell or otherwise transfer its Shares so long as the transferee agrees to be bound by the terms and conditions of the Class A Support Agreement or Class B Support Agreement, as applicable.

        Based on representations provided to the Stronach Shareholder in the Support Agreements and the Agreement with Initiating Shareholders: (a) approximately 23,184,385 Class A Subordinate Voting Shares are held by the Supporting Class A Shareholders, representing 50.2% of the votes attached to the Class A Subordinate Voting Shares, and 7.2% of the votes attached to all of the Shares entitled to vote at the Meeting; and (b) approximately 157,715 Class B Shares are held by the Supporting Class B Shareholders, representing 28.8% of the votes attached to the Class B Shares and a majority of the Class B Shares, excluding the votes attached to Class B Shares held by Interested Class B Shareholders, and 24.7% of the votes attached to all of the Shares entitled to vote at the Meeting.

Agreement with Initiating Shareholders

        Concurrently with the entering into of the Arrangement Agreement, each of MID, the Stronach Shareholder, the Stronach Trust and the Initiating Shareholders entered into the Agreement with Initiating Shareholders. Pursuant to the terms of such agreement:

  •
  the Stronach Shareholder is permitted to vote on the resolution for the election of the proposed nominees for election as Post-Closing Directors, and is precluded from directly or indirectly nominating or voting for the election of any other persons to become Post-Closing Directors;

  •
  on the Effective Date (and conditional upon closing of the Arrangement), MID will reimburse the Initiating Shareholders for or, as applicable, pay on their behalf: (a) their reasonable legal and advisory fees incurred in connection with the Arrangement (to the extent such fees have not already been reimbursed by MID pursuant to the Letter Agreement and excluding legal and advisory fees incurred in connection with the enforcement of the Agreement with Initiating Shareholders); and (b) their reasonable legal and advisory fees paid to specified legal counsel prior to the date of the Class A Support Agreement in connection with their investment in MID, up to an aggregate maximum of $1,000,000 for all Initiating Shareholders;

  •
  the Initiating Shareholders are provided rights to demand specific performance and injunctive relief to enforce the Initiating Shareholders' rights under the Agreement with Initiating Shareholders;

  •
  MID has agreed with the Initiating Shareholders to: (a) comply with certain obligations under the Arrangement Agreement; (b) not extend the Outside Date or the time for the performance of any obligations or other acts of the parties to the Arrangement Agreement without the prior approval of the Initiating Shareholders; (c) not amend any of the Arrangement Agreement, Plan of Arrangement, Transfer Agreement or the releases provided by MID, or waive compliance with any of the agreements of the parties to the Arrangement Agreement or with any conditions to its own obligations, in each case in a manner that is adverse to the Initiating Shareholders in a material respect, without the prior approval of the Initiating Shareholders; and (d) not exercise certain termination rights under the Arrangement Agreement without the prior approval of the Initiating Shareholders;

  •
  the Stronach Shareholder and Stronach Trust have agreed with the Initiating Shareholders to comply with certain obligations under the Arrangement Agreement (other than as may be consented to by the Initiating Shareholders); and

  •
  each Initiating Shareholder has agreed that it will not, until 180 days after the Effective Date, enter into any agreement or arrangement with any other Shareholder relating in any way to the manner in which it will or will not exercise its voting rights (otherwise than in favour of the Plan of Arrangement), unless such agreement or arrangement is entered into in response to an event, action or matter that arises after the Effective Time and was not contemplated or anticipated by the Initiating Shareholders prior to the Effective Time.

        MID has agreed to give prompt notice to the legal counsel of certain of the Initiating Shareholders of the occurrence of any event which would cause certain of its representations and warranties in the Agreement with Initiating Shareholders to be untrue or inaccurate in any material respect at the Effective Time. In the event of the breach of such representations and warranties provided by MID in the Agreement with Initiating

Shareholders which would cause any such representation or warranty to be untrue or inaccurate in any material respect, the Initiating Shareholders may elect to require MID, the Stronach Shareholder and the Stronach Trust to not close the Arrangement and to terminate the Arrangement Agreement. No such election to not close and to terminate the Arrangement Agreement may be made if: (a) Initiating Shareholders holding 10% or more of the aggregate Class A Subordinate Voting Shares held by the Supporting Class A Shareholders had knowledge of the applicable breach or inaccuracy on January 31, 2011; (b) the breach or inaccuracy was previously consented to by the Initiating Shareholders; or (c) with respect to certain breaches of the Agreement with Initiating Shareholders, such breach or inaccuracy has been cured by the Stronach Shareholder or the Stronach Trust. Such election may not be made without the written approval of Initiating Shareholders holding greater than 50% of the Class A Subordinate Voting Shares held by Supporting Class A Shareholders, together with Shareholders holding greater than 33 1/3% of the outstanding Class A Subordinate Voting Shares immediately prior to the applicable election. An election to not close the Arrangement is the Initiating Shareholders' sole remedy under the Agreement with Initiating Shareholders for any breach or inaccuracy of such representations and warranties by MID.

Pre-Arrangement Reorganization

        Immediately prior to the Effective Date, a number of preliminary transactions to reorganize the Transferred Assets, Development Properties and Racing and Gaming Business will be taken by MID to facilitate the Arrangement in a tax-efficient manner (the "Pre-Arrangement Reorganization"). The effect of the Pre-Arrangement Reorganization will be, among other things, to: (a) reorganize the ownership of the Foreign Development Properties and Raceco so that they will be indirectly owned by newly-formed Canadian subsidiaries of MID in order to facilitate the transfer of the Transferred Assets to the Stronach Purchaser pursuant to the Plan of Arrangement; (b) transfer the Milton Real Estate from a wholly-owned subsidiary of MID to the Stronach Purchaser; (c) transfer the Rhone Circle property from a subsidiary of MID to an affiliate of the Stronach Shareholder; and (d) provide for certain rights of Raceco, MID, New Canco and New Canco 2 (or certain subsidiaries thereof) with respect to the Lone Star Receivable and Meadows Holdback Receivable. Full details regarding the Pre-Arrangement Reorganization are set out in Schedule B to the Arrangement Agreement, the full text of which is attached as Appendix D to this Circular.

Arrangement Agreement

        MID, the Stronach Shareholder and the Stronach Trust entered into the Arrangement Agreement on January 31, 2011. Under the Arrangement Agreement, the parties have agreed to effect certain transactions in connection with the implementation of the Arrangement. The Arrangement Agreement contains covenants, representations and warranties of and from each of MID, the Stronach Shareholder and the Stronach Trust and various conditions precedent, both mutual and with respect to each party. The Arrangement Agreement is attached as Appendix D to this Circular.

        In the Arrangement Agreement, MID has agreed to, among other things: (a) convene and hold the Meeting; (b) use commercially reasonable efforts to solicit proxies in respect of the Arrangement Resolution; (c) if the Arrangement Resolution is approved at the Meeting as required by the Interim Order, use commercially reasonable efforts to pursue the application to the Court for the Final Order; and (d) if the Final Order is obtained and the other Closing conditions in the Arrangement Agreement are satisfied or waived, send Articles of Arrangement and such other documents as may be required in connection therewith under the OBCA to the Director to give effect to the Arrangement.

Tax Ruling

        Each of the parties to the Arrangement Agreement has also agreed to cooperate in the preparation of the application for the Tax Ruling, jointly file the application for the Tax Ruling as soon as reasonably practicable following the date of the Arrangement Agreement and use commercially reasonable efforts to pursue the Tax Ruling. Receipt of the Tax Ruling is not a condition to closing of the Arrangement and (except for any transactions forming part of the Pre-Arrangement Reorganization or set out in the Plan of Arrangement or Transfer Agreement) none of MID, the Stronach Shareholder or the Stronach Trust are required to take any action that is materially disadvantageous to such parties in this regard. However, each of the parties to the

Arrangement Agreement has agreed that the closing of the Arrangement will not take place before the Outside Date if the Tax Ruling has not been obtained. See "Timing of the Effective Date" below.

Mutual Conditions

        Under the Arrangement Agreement, the obligations of MID to file Articles of Arrangement are subject to the fulfillment of the following mutual conditions, which may only be waived by the unanimous written consent of MID, the Stronach Shareholder and the Stronach Trust, subject further to the consent of the Initiating Shareholders in accordance with the Agreement with Initiating Shareholders:

  •
  approval of the Arrangement Resolution by:

  •
  two-thirds of the votes cast by the holders of Class A Subordinate Voting Shares and Class B Shares, voting together as a single class, present in person or represented by proxy at the Meeting;

  •
  two-thirds of the votes cast by the holders of Class B Shares, voting separately as a class, present in person or represented by proxy at the Meeting;

  •
  a simple majority of the votes cast by the holders of Class A Subordinate Voting Shares, voting separately as a class, present in person or represented by proxy at the Meeting, excluding the votes attached to Class A Subordinate Voting Shares held by Interested Class A Shareholders; and

  •
  a simple majority of the votes cast by the holders of Class B Shares, voting separately as a class, present in person or represented by proxy at the Meeting, excluding the votes attached to Class B Shares held by Interested Class B Shareholders;

  •
  each of the Interim Order and the Final Order shall have been obtained on terms consistent with the Arrangement Agreement and in form and content satisfactory to MID and the Stronach Shareholder, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to MID or the Stronach Shareholder, each acting reasonably, on appeal or otherwise;

  •
  the Articles of Arrangement shall be in form and content consistent with the Arrangement Agreement and satisfactory to MID and the Stronach Shareholder, each acting reasonably;

  •
  the Arrangement Agreement shall not have been terminated in accordance with its terms;

  •
  since the date of the Arrangement Agreement, there shall not have occurred a Material Adverse Change that has not been cured;

  •
  no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any law which is then in effect and has the effect of making the execution, delivery or performance of the Arrangement Agreement illegal or otherwise preventing or prohibiting the consummation of the transactions contemplated by the Arrangement Agreement;

  •
  no legal or regulatory action or proceeding shall be pending or threatened by any person that would reasonably be expected to enjoin, restrict or prohibit the transactions contemplated by the Arrangement Agreement; and

  •
  completion of the Pre-Arrangement Reorganization.

Conditions in Favour of MID

        The obligations of MID are subject to the fulfillment of the following conditions, any of which may be waived by MID in writing with the consent of the Initiating Shareholders in accordance with the Agreement with Initiating Shareholders:

  •
  the representations and warranties of the Stronach Shareholder and the Stronach Trust contained in the Arrangement Agreement and Transfer Agreement in favour of MID shall be true and correct in all material respects at the Effective Time with the same force and effect as if such representations and warranties were made at and as of such time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of each of the Stronach Shareholder and the Stronach Trust by a senior officer of the Stronach Shareholder and by a trustee of the Stronach Trust, respectively, and delivered to MID;

  •
  each of the Stronach Shareholder and the Stronach Trust shall have complied in all material respects with and performed in all material respects its covenants and obligations under the Arrangement Agreement that are to be complied with or performed at or before the Effective Time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of each of the Stronach Shareholder and the Stronach Trust by a senior officer of the Stronach Shareholder and by a trustee of the Stronach Trust, respectively, and delivered to MID; and

  •
  the Class A Subordinate Voting Shares issuable pursuant to the Arrangement shall have been approved for listing on the TSX and the NYSE, subject only to satisfaction of customary listing conditions of the TSX and NYSE, respectively.

Conditions in Favour of Stronach Shareholder and Stronach Trust

        The obligations of the Stronach Shareholder and the Stronach Trust are subject to the fulfillment of the following conditions, any of which may be waived in writing by the Stronach Shareholder and the Stronach Trust:

  •
  the representations and warranties of MID contained in the Arrangement Agreement shall be true and correct in all material respects at the Effective Time with the same force and effect as if such representations and warranties were made at and as of such time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of MID by two senior officers of MID and delivered to the Stronach Shareholder and the Stronach Trust, provided that neither of the Stronach Shareholder or the Stronach Trust may rely on this condition if either of such parties had knowledge of the applicable breach or inaccuracy of the representation or warranty on the date of the Arrangement Agreement; and

  •
  MID shall have complied in all material respects with and performed in all material respects its covenants and obligations hereunder that are to be complied with or performed at or before the Effective Time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of MID by two senior officers of MID and delivered to the Stronach Shareholder and the Stronach Trust.

Termination of Arrangement Agreement

        The Arrangement Agreement may be terminated at any time prior to the filing of Articles of Arrangement:

  •
  subject to the consent of the Initiating Shareholders in accordance with the Agreement with Initiating Shareholders, by the mutual agreement of MID and the Stronach Shareholder, whether before or after the Meeting (and, for greater certainty, without further action on the part of the Shareholders if terminated after the Meeting);

  •
  by MID or the Stronach Shareholder if the Effective Time has not occurred on or prior to the Outside Date, provided that the right to terminate the Arrangement Agreement on such basis shall not be available to MID, the Stronach Shareholder or the Stronach Trust, as applicable, if such party's failure to fulfill any of its obligations under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date (and in the case of the Stronach Shareholder, the right to terminate the Arrangement Agreement on this basis shall not be available if the Stronach Trust's failure to fulfill any of its obligations under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date);

  •
  by MID or the Stronach Shareholder if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any law or any final non-appealable order which is then in effect and has the effect of making the execution, delivery or performance of the Arrangement Agreement illegal or otherwise preventing or prohibiting the consummation of the transactions contemplated by the Arrangement Agreement;

  •
  by MID or the Stronach Shareholder if a Material Adverse Change shall have occurred since the date of the Arrangement Agreement which Material Adverse Change is not capable of being cured by the Outside Date;

  •
  by MID or the Stronach Shareholder if the Arrangement Resolution shall have failed to receive the requisite votes for approval at the Meeting in accordance with the Interim Order;

  •
  by MID if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Stronach Shareholder or the Stronach Trust set forth in the Arrangement Agreement or the Transfer Agreement, which breach or failure to perform would cause the conditions with respect to the truthfulness and correctness of the Stronach Shareholder and the Stronach Trust's representations and warranties under the Arrangement Agreement or Transfer Agreement or the compliance of the Stronach Shareholder and the Stronach Trust with all covenants and obligations under the Arrangement Agreement not to be satisfied and such breach or failure to perform is incapable of being cured or is not cured prior to the Outside Date;

  •
  by the Stronach Shareholder if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of MID set forth in the Arrangement Agreement or the Transfer Agreement, which breach or failure to perform would cause the conditions with respect to the truthfulness and correctness of MID's representations and warranties under the Arrangement Agreement or the compliance of the MID with all covenants and obligations under the Arrangement Agreement not to be satisfied and such breach or failure to perform is incapable of being cured or is not cured prior to the Outside Date; or

  •
  by MID if the Initiating Shareholders shall have been entitled to, and shall have validly exercised their rights under the Agreement with Initiating Shareholders to cause MID to terminate the Arrangement Agreement.

Pre-Closing Covenants and Funding Arrangements

        Until the Effective Date (or the termination of the Arrangement Agreement in accordance with its terms), MID has agreed to conduct its business (including the Racing and Gaming Business) in the ordinary course, except as contemplated by the Arrangement Agreement and as part of the Pre-Arrangement Reorganization, and not to purchase any horseracing or gaming assets which are unrelated to the Transferred Assets. In addition, MID has agreed to operate the business of the Transferred Assets as a separate business from the real estate business of MID (excluding any business related to the Development Properties), subject to the sharing of employees and general and administrative expenses.

        Until the Effective Date (or the termination of the Arrangement Agreement in accordance with its terms), MID has agreed to contribute to, or expend in connection with, the business of the Transferred Assets, an amount equal to: (a) the product of $3.8 million times the number of calendar months (including the applicable portion thereof) from February 1, 2011 to the Effective Date; plus (b) $2.5 million (such amount that MID is obligated to contribute or expend, the "Pre-Closing Expenditure Amount"). MID has also agreed that it shall not contribute any non-cash assets to the Transferred Assets during this period.

        On or prior to the Effective Date, MID has agreed to: (a) contribute cash to the Transferred Assets equal to the amount by which $20 million exceeds the Adjusted Working Capital; or (b) withdraw cash from the Transferred Assets equal to the amount by which the Adjusted Working Capital exceeds $20 million. Additionally, on or prior to the Effective Date, MID will withdraw cash from the Transferred Assets in an amount equal to the amount by which the Funding Amount exceeds the Pre-Closing Expenditure Amount. In the event that there are insufficient funds for MID to make such a withdrawal, the Stronach Purchaser will (or will cause one of its subsidiaries to) pay to MID any applicable shortfall on the Effective Date. In addition, certain adjustments to the amount to be withdrawn are to be made if the Lone Star Receivable and/or the Meadows Holdback Receivable are paid prior to the Effective Date.

Timing of Effective Date

        Pursuant to the Arrangement Agreement, MID, the Stronach Shareholder and the Stronach Trust have agreed to cause the Effective Date to be the last day of the calendar month in which the later of the following events occur:

  •
  all of the conditions to closing in the Arrangement Agreement (excluding those that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where permitted, waiver of such conditions as of the Effective Date) have been satisfied or waived; and

  •
  the Tax Ruling has been received,

provided, however, that if all of the conditions to closing in the Arrangement Agreement have been satisfied or waived (excluding those that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where permitted, waiver of such conditions as of the Effective Date) but the Tax Ruling is not received by the Outside Date, the Effective Date shall occur on the Outside Date.

Other Matters

        Pursuant to the Arrangement Agreement, MID may purchase liability insurance for its current and former directors and officers (and those of its subsidiaries) for any claims made prior to and within six years after the Effective Date, on a "trailing" or "run-off" basis, provided that the amount paid for such insurance does not exceed $5 million. MID has agreed to honour its existing indemnification obligations to officers and directors, and acknowledged that such obligations shall survive the completion of the Arrangement.

        Under the Arrangement Agreement, each party is responsible for the payment of all of its respective costs, expenses and fees, provided however that: (a) on the Effective Date, MID shall reimburse the Stronach Shareholder and Stronach Trust for their reasonable legal and advisory fees (up to a maximum of $1 million) incurred in connection with the transactions contemplated in the Arrangement Agreement to the extent that MID has not previously reimbursed the Stronach Shareholder or the Stronach Trust pursuant to the Letter Agreement; (b) all transfer taxes and all similar taxes, duties, recording and fees of any jurisdiction payable in connection with the Pre-Arrangement Reorganization and the transactions contemplated by the Transfer Agreement (net of certain deductions, if applicable) shall be shared equally by MID and the Stronach Shareholder; (c) all costs and expenses associated with the applications for the Consents shall be shared equally by MID and the Stronach Shareholder; and (d) all costs and expenses associated with the satisfaction of any conditions attaching to the Consents shall be borne solely by the Stronach Shareholder, save only for the costs and expenses associated with the satisfaction of any such conditions relating to any real property, the legal or beneficial ownership of which is to be retained by MID following the granting of the Severance Approvals, which costs shall be borne by MID.

        Subject to the consent of the Initiating Shareholders in accordance with the Agreement with Initiating Shareholders, amendments to the Arrangement Agreement may generally be made with the consent of each of MID, the Stronach Shareholder and the Stronach Trust.

Terms of Plan of Arrangement

        The Plan of Arrangement contains steps that are intended to implement the Arrangement in a tax-efficient manner. The following description of the Plan of Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Appendix C to this Circular.

        Beginning at the Effective Time, the following transactions, among others, will occur and will be deemed to occur in the order and at the times set out in the Plan of Arrangement:

  •
  The Special Dividend, if any, shall become payable to each holder of record of the Common Shares on the tenth Business Day following the Effective Date.

  •
  MID shall purchase each outstanding Class B Share (other than the Class B Shares held by Stronach Newco and Class B Shares held by Dissenting Class B Shareholders in respect of which Dissent Rights have been validly exercised), free and clear of all liens, for consideration consisting of 1.2 fully paid and non-assessable Class A Subordinate Voting Shares for each Class B Share, which shall be issued by

    MID from treasury. Such Class B Shares purchased from holders of Class B Shares shall be cancelled and shall not be restored to the authorized capital of MID.

  •
  The Class B Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to MID (free and clear of all liens) and:

  •
  such Dissenting Shareholders shall cease to be the holders of such Class B Shares and to have any rights as holders of such Class B Shares other than the right to be paid fair value for such Class B Shares as set out under the heading "Dissent Rights" below; and

  •
  such Class B Shares shall be cancelled and shall not be restored to the authorized capital of MID.

  •
  The authorized number of Class B Shares will be increased to 181,707,000, the rights and conditions of the Class B Shares shall be changed such that: (a) each Class B Share's participation in dividends and on liquidation is 1/500th of that of a Class A Subordinate Voting Share; and (b) the voting rights of the Class B Shares will be changed from 500 votes per share to one vote per share. The then issued and outstanding Class B Shares (being those held by the Stronach Newco), shall be subdivided on a 500-for-1 basis into 181,707,000 Class B Shares.

  •
  The Transfer Agreement shall be declared effective and MID will transfer the Transferred Assets to the Stronach Purchaser in consideration for the Stronach Purchaser Preference Shares (free and clear of all liens) and the assumption by the Stronach Purchaser of the Assumed Liabilities in accordance with the terms of the Transfer Agreement.

  •
  The Stronach Purchaser shall redeem the Stronach Purchaser Preference Shares (free and clear of all liens) in consideration for the Stronach Purchaser Note 2 and the Stronach Purchaser Note 2 will constitute full and absolute payment of the redemption proceeds.

  •
  MID shall purchase for cancellation the Class B Shares held by the Stronach Newco (free and clear of all liens) in consideration for the MID Note, and the MID Note will constitute full and absolute payment for the purchase price of such Class B Shares. Such redeemed Class B Shares shall be cancelled and shall not be restored to the authorized capital of MID.

  •
  The winding up of the Stronach Purchaser will be commenced in accordance with section 237 of the OBCA, and in connection with such winding up:

  •
  the Transferred Assets and all of the Stronach Purchaser's rights under the Transfer Agreement shall be transferred to the Stronach Newco; and

  •
  the Stronach Newco shall assume: (a) the Stronach Purchaser's liability under the Stronach Purchaser Notes; and (b) all obligations and liabilities of the Stronach Purchaser under the Transfer Agreement, including the obligation to assume, satisfy, pay and perform the Assumed Liabilities.

  •
  The MID Note and Stronach Purchaser Notes shall be set off against each other in full satisfaction of such notes and each of the MID Note and Stronach Purchaser Notes shall be deemed cancelled.

  •
  MID and each incumbent and former director and officer of MID (the "Releasees") shall be unconditionally and irrevocably released and discharged of and from all manner of actions, causes of action, suits, penalties, demands, debts, accounts, covenants, contracts, damages and all other claims whatsoever of any nature, character and description, whether contractual, legal or otherwise, whether known or unknown, which MID or the Shareholders, as applicable, ever had or now has up to and including the Effective Date, even if discovered after the Effective Date, against the Releasees, including, without limitation, any allegations that any current or former director, current or former officer breached any duties, whether contractual, statutory or otherwise, owed to any party by virtue of being a director or officer of MID at any time whatsoever up to and including the Effective Date.

  •
  The Articles shall be amended, and shall be deemed to have been amended, to: (a) delete the Class B Shares from the authorized capital of MID; (b) rename the Class A Shares as Common Shares; and (c) to effect non-substantive consequential changes as set out in Schedule A to the Plan of Arrangement, which sets out the rights, privileges, restrictions and conditions attaching to the Preference Shares and Common Shares of MID. Further details on the proposed changes to the Articles are set out below under "Non-Substantive Consequential Changes to MID's Articles".

        Subject to the consent of the Initiating Shareholders in accordance with the Agreement with Initiating Shareholders, the Plan of Arrangement may be amended, modified or supplemented by MID at any time prior to the Effective Date, so long as any such amendment, modification and/or supplement is: (a) set out in writing; (b) approved by each of the Stronach Shareholder and the Stronach Trust; (c) filed with the Court and, if made following the Meeting, approved by the Court; and (d) communicated to Shareholders if and as required by the Interim Order or otherwise by the Court. Any amendments, modifications or supplements proposed by MID (with the consent of the Stronach Shareholder and the Stronach Trust) and approved by the Shareholders voting at the Meeting (as may be required under the Interim Order), shall become part of the Plan of Arrangement for all purposes. If an amendment, modification or supplement to the Plan of Arrangement is approved by the Court following the Meeting, it shall be effective only if: (a) it is consented to by each of MID, the Stronach Shareholder and the Stronach Trust; and (b) is approved by Shareholders in the manner directed by the Court (if applicable). Notwithstanding the foregoing, any amendment, modification or supplement to the Plan of Arrangement may be made following the Effective Date unilaterally by MID if it concerns a matter which, in the reasonable opinion of MID, is of an administrative nature required to better give effect to the implementation of the Plan of Arrangement and is not adverse to the financial or economic interests of the Stronach Shareholder, the Stronach Trust or any Shareholder.

        The transactions that are proposed to occur as part of the Plan of Arrangement are intended to result in the principal Canadian income tax consequences for MID and various of the Interested Class A Shareholders that are contemplated in the application for the Tax Ruling. If MID in consultation with the Stronach Trust and Stronach Shareholder determines that doing so will increase the prospects for achieving such tax consequences while at the same time not resulting in any significant adverse consequences to it or the Common Shareholders, then with the consent of the Stronach Trust and Stronach Shareholder it may secure amendments to the Plan of Arrangement in accordance with the above paragraph with a view to accomplishing this result.

Transfer Agreement

        As set out above, the Transfer Agreement between MID, the Stronach Purchaser, the Stronach Newco, the Stronach Shareholder and the Stronach Trust will be entered into on the Effective Date.

Consideration

        Under the Transfer Agreement, MID will agree to sell, and the Stronach Purchaser will agree to purchase, the following assets (collectively, the "Transferred Assets") from MID on the Effective Date at the time set out in the Plan of Arrangement:

  •
  the shares of each of New Canco, New Canco 2 and the other entities set out in Schedule C to the Transfer Agreement (collectively, the "Purchased Shares");

  •
  beneficial ownership of the Purchased Ontario Real Properties; and

  •
  any amounts owing to MID or its subsidiaries (excluding the Raceco Group) by Raceco or its subsidiaries, including the receivables owing to MID by MI Developments US Financing Inc. and MI Developments Investments Inc. in the aggregate amount of $38,000,000.

        As consideration for the Transferred Assets, the Stronach Purchaser: (a) will assume the Assumed Liabilities; and (b) shall issue the Stronach Purchaser Preference Shares to MID. As set out above, pursuant to the Plan of Arrangement, such Stronach Purchaser Preference Shares will be redeemed in consideration for the issuance of the Stronach Purchaser Note 2.

"As is, Where is"

        Each of the Stronach Shareholder and the Stronach Trust will acknowledge and agree that except for those representations and warranties set out in the Transfer Agreement, the Transferred Assets (and the Racing and Gaming Business and Development Properties) shall be purchased by the Stronach Purchaser on an "as is, where is" basis, without any representation or warranty. In particular, it shall be acknowledged and agreed that no representations and warranties will be made by MID as to title, use of the Transferred Assets, the Racing and Gaming Business or the Development Properties for the intended use of the Stronach

Shareholder and the Stronach Trust; the condition of the Transferred Assets, the Racing and Gaming Business or the Development Properties; past or present use; development; investment potential or compliance with any applicable laws; present or future zoning; the presence or absence of hazardous substances; the availability of utilities, or habitability, merchantability, fitness or suitability for any purpose whatsoever.

Consents

        The Transfer Agreement provides that if any Consents are not received on or before the Effective Date, the legal transfer or assignment of the applicable Transferred Asset or Development Property will not be effective until the applicable Consent is received. Until such time, the applicable Transferred Asset or Development Property will be held by MID (or its applicable subsidiary) in trust for the benefit and exclusive use of the Stronach Purchaser, its applicable subsidiary or the applicable entity holding legal title to the Development Property in question (such entity, the "Development Property Company"). On and after the Effective Date, the Stronach Purchaser shall take carriage of the applicable Consent application and shall use its reasonable commercial efforts to obtain the Consent, and MID shall cooperate with such efforts. During the period between the Effective Date and the date on which the applicable Consent is received, MID (or its applicable subsidiary) shall not deal in any way with the applicable Transferred Asset or Development Property without the consent of the Stronach Purchaser except as required by law, and MID (or its applicable subsidiary) shall take direction from the Stronach Shareholder in regards to any dealings in respect of the applicable Transferred Asset or Development Property. In addition, during any such period, the Stronach Purchaser and MID shall negotiate in good faith a ground lease on the applicable Development Property whose transfer has yet to be completed with a term commencing on the Effective Date and expiring on the earlier of the date upon which the legal transfer is completed and the date that is 21 years less one day after the Effective Date. The net rent during the term of any such lease shall be $1.

Indemnification

        Pursuant to the Transfer Agreement, each of the Stronach Shareholder, the Stronach Purchaser, the Stronach Newco and the Stronach Trust shall, on a joint and several basis, indemnify and save harmless MID, its subsidiaries and their respective officers, directors and employees from and against all losses suffered or incurred as a result of or arising directly or indirectly out of or in connection with: (a) any breach or inaccuracy of any representation or warranty of the of Stronach Shareholder, the Stronach Purchaser, the Stronach Newco and the Stronach Trust contained in the Transfer Agreement or in any document, instrument or agreement delivered pursuant thereto; (b) any breach or non-performance of any covenant or obligation to be performed by any of the Stronach Shareholder, the Stronach Purchaser, the Stronach Newco and the Stronach Trust contained in the Transfer Agreement or in any document, instrument or agreement delivered pursuant thereto; (c) any failure by the Stronach Purchaser to pay, satisfy, discharge, perform or fulfil any of the Assumed Liabilities; and (d) the Transferred Assets, the operations of the Transferred Assets (including the Racing and Gaming Business and the Development Properties), whether in respect of the period prior to, or on and after, the Effective Date, including any actions, investigations or proceedings listed in the disclosure letter delivered by MID to the Stronach Shareholder and the Stronach Trust concurrently with the execution of the Arrangement Agreement.

        Additionally, MID shall indemnify and save harmless: (a) the Stronach Shareholder, the Stronach Purchaser, the Stronach Newco and the Stronach Trust; (b) the subsidiaries of such parties; and (c) the officers, directors and employees of such parties and their subsidiaries, from and against all losses suffered or incurred as a result of or arising directly or indirectly out of or in connection with: (a) any breach or inaccuracy of any representation or warranty of MID contained in the Transfer Agreement or in any document, instrument or agreement delivered pursuant thereto, excluding any breach or inaccuracy that the Stronach Shareholder or the Stronach Trust had knowledge of on the date of the Arrangement Agreement; (b) any breach or non-performance of any covenant or obligation to be performed by any of the Stronach Shareholder, the Stronach Purchaser, the Stronach Newco and the Stronach Trust contained in the Transfer Agreement or in any document, instrument or agreement delivered pursuant thereto; and (c) the real estate business of MID (excluding any business related to the Development Properties and the Milton Real Estate) and the operations of such business, whether in respect of the period prior to, or on and after the Effective Date.

        The rights of indemnification set out above are subject to certain limitations and other provisions set out in the Transfer Agreement, and (other than claims for specific performance or injunctive relief), all claims for breach of any covenant, representation, warranty or other provision of the Transfer Agreement are intended to be subject to such limitations and other provisions.

Rights of Refusal

        The Transfer Agreement provides that if MID receives an offer from a bona fide arm's length third party to purchase, directly or indirectly, all or any part of: (a) the properties owned by MID and leased to Magna or its subsidiary located in Oberwaltersdorf, Austria at Magna Strasse 1, or located in Aurora, Ontario at 337 and 375 Magna Drive; or (b) the property owned by MID at 455 Magna Drive, Aurora, Ontario, as applicable, that MID is willing to accept, the Stronach Purchaser shall (subject to Magna's existing rights of first refusal in respect of such properties where applicable) have a right of refusal to purchase such properties on the same terms and conditions as in the offer by the arm's length third party purchaser in question. This right of refusal in favour of the Stronach Purchaser is subject to certain exceptions in regards to transfers of the relevant properties to municipalities and other governmental authorities in certain circumstances, and in regards to certain transfers of the properties to affiliates and subsidiaries of MID (provided such affiliate or subsidiary agrees to be bound by the right of refusal in respect of the properties in favour of MID). Additionally, it is expressly provided that the right of refusal in favour of the Stronach Purchaser shall not apply to, but survives, any transaction (whether by way of take-over bid, merger, consolidation, reconstruction, reorganization, arrangement, amalgamation, transfer, sale or otherwise) providing for the acquisition of securities of MID.

Releases

        In addition to the releases provided in favour of MID and the incumbent and former officers and directors of MID pursuant to the Plan of Arrangement (see "Terms of the Plan of Arrangement"), certain additional releases were entered into and executed concurrently with the Arrangement Agreement, to take effect as of the Effective Date. MID believes that given the history of litigation between certain Class A Shareholders and MID, the releases are appropriate in the circumstances.

        MID, on behalf of itself and on behalf of its affiliates, successors, assigns, directors, officers, trustees and/or legal representatives, has provided a release to take effect on the Effective Date pursuant to which each incumbent and former director and officer of MID as well as his or her heirs, administrators, partners, executors, successors and assigns shall be unconditionally and irrevocably released and discharged of and from all manner of actions, causes of action, suits, penalties, demands, debts, accounts, covenants, contracts, damages and all other claims whatsoever of any nature, character and description, whether contractual, legal or otherwise, whether known or unknown, which MID or its affiliates, successors, assigns, directors, officers, trustees and/or legal representatives, ever had or will have up to and including the Effective Date, even if discovered after the execution of the release, against any incumbent and former director and officer of MID as well as his or her heirs, administrators, partners, executors, successors and assigns, including, without limitation, any allegations that any director or officer of MID breached any duties, whether contractual, statutory, at law or otherwise, owed to any party by virtue of being a director or officer of MID at any time whatsoever up to and including the Effective Date, including any claims in relation to litigation proceedings initiated by certain of the Initiating Shareholders in the Ontario Superior Court of Justice in May 2010. In addition, MID, on behalf of itself and on behalf of its affiliates, successors, assigns, directors, officers, trustees and/or legal representatives, has agreed not to make any claim of any nature whatsoever or take any proceeding, against any other person, firm or corporation who might advance a claim for contribution from each incumbent and former director and officer of MID as well as his or her heirs, administrators, partners, executors, successors and assigns.

        MID, the Stronach Shareholder, Frank Stronach, the Stronach Trust and the Stronach Newco (on behalf of themselves and on behalf of their affiliates, successors, heirs, beneficiaries, assigns, directors, officers, trustees and/or legal representatives) have entered into a mutual release to take effect on the Effective Date pursuant to which MID, on the one hand, and each of the Stronach Shareholder, Frank Stronach, the Stronach Trust and the Stronach Newco, on the other hand (including their respective affiliates, successors, assigns, current and former directors, current and former officers, trustees, beneficiaries and legal representatives), shall be irrevocably and unconditionally released and discharged of and from all manner of actions, causes of action, suits, penalties, demands, debts, accounts, covenants, contracts, damages and all other claims whatsoever of any nature, character and description, whether contractual, legal or otherwise, whether known or unknown, which MID, on the one hand, or the Stronach Shareholder, Frank Stronach, the Stronach Trust and the Stronach Newco, on the other hand (on behalf of themselves and on behalf of their affiliates, successors, heirs, beneficiaries, assigns, directors, officers, trustees and/or legal representatives), as applicable, ever had or will have up to and including the Effective Date, even if discovered after the execution of the release, against MID, on the one hand, or the Stronach Shareholder, Frank Stronach, the Stronach Trust and the Stronach Newco, on the other hand (including their respective affiliates, successors, assigns, current and former directors, current and former officers, trustees, beneficiaries and legal representatives), as applicable, including, without limitation, any allegations that any director or officer, former director or officer and/or current or former trustee of MID, on the one hand, and the Stronach Shareholder, the Stronach Trust and the Stronach Newco, on the other hand, breached any duties, whether contractual, statutory or otherwise, owed to any party by virtue of being a director, officer, trustee, shareholder or beneficiary of MID, the Stronach Shareholder, the Stronach Trust and/or the Stronach Newco, at any time whatsoever up to and including the Effective Date, including any claims in relation to litigation proceedings initiated by certain of the Initiating Shareholders in the Ontario Superior Court of Justice in May 2010. In addition, MID, on the one hand, and each of the Stronach Shareholder, Frank Stronach, the Stronach Trust and the Stronach Newco, on the other hand (on behalf of themselves and on behalf of their affiliates, successors, heirs, beneficiaries, assigns, directors, officers, trustees and/or legal representatives), have agreed not to make any claim of any nature whatsoever or take any proceeding, against any other person, firm or corporation who might advance a claim for contribution from MID, on the one hand, and each of the Stronach Shareholder, Frank Stronach, the Stronach Trust and the Stronach Newco, on the other hand (including their respective affiliates, successors, assigns, current and former directors, current and former officers, trustees, beneficiaries and legal representatives). In addition, nothing in the mutual release is to abrogate or derogate from any indemnities provided by MID to its current and former officers and directors as a matter of agreement or law and, for greater clarity, MID expressly preserves all indemnities granted to its current and former directors and officers, whether such indemnities were granted pursuant to MID's articles, by-laws or at law, and MID has covenanted to maintain and honour all such indemnities following the Effective Date and into the future.

        Each of the Initiating Shareholders, on behalf of itself and its respective affiliates, successors, assigns, directors, officers, trustees and/or legal representatives, has provided a release to take effect on the Effective Date pursuant to which each of MID, the Stronach Shareholder, Frank Stronach and the Stronach Trust as well as each of their affiliates, successors, assigns, current directors and officers, former directors and officers, current trustees, former trustees, beneficiaries, shareholders and legal representatives shall be irrevocably and unconditionally released and forever discharged of and from all manner of actions, causes of action, suits, penalties, demands, debts, accounts, covenants, contracts, damages and all other claims whatsoever of any nature, character and description, whether contractual, legal or otherwise, whether known or unknown, which any of the Initiating Shareholders, on behalf of themselves and their respective affiliates, successors, assigns, directors, officers, trustees and/or legal representatives, ever had or will have up to and including the Effective Date, even if discovered after the execution of the release, against each of MID, the Stronach Shareholder, Frank Stronach and the Stronach Trust as well as each of their affiliates, successors, assigns, current directors and officers, former directors and officers, current trustees, former trustees, beneficiaries, shareholders and legal representatives, including, without limiting the generality of the foregoing, any allegations that any current or former director, current or former officer, current or former trustee, shareholder or beneficiary of MID, the Stronach Shareholder or the Stronach Trust breached any duties, whether contractual, statutory, at law or otherwise, owed to any party by virtue of being a director, officer, trustee, shareholder or beneficiary of MID, the Stronach Shareholder and/or the Stronach Trust at any time whatsoever up to and including the Effective Date, including any claims in relation to litigation proceedings initiated by certain of the Initiating Shareholders in the Ontario Superior Court of Justice in May 2010. In addition, each of the Initiating Shareholders, on behalf of themselves and their respective affiliates, successors, assigns, directors, officers, trustees and/or legal representatives, has agreed not to make any claim of any nature whatsoever or take any proceeding, against any other person, firm or corporation who might advance a claim for contribution from each of MID, the Stronach Shareholder, Frank Stronach and the Stronach Trust as well as each of their affiliates, successors, assigns, current directors and officers, former directors and officers, current trustees, former trustees, beneficiaries, shareholders and legal representatives.

Forbearance Agreement

        As set out above, MID and a wholly-owned subsidiary thereof shall enter into the Forbearance Agreement to be effective as of the Effective Date. Pursuant to the terms of the Forbearance Agreement, MID (and any affiliate that is controlled by MID after the Effective Date) shall be restricted from: (a) entering into the horseracing or gaming business; (b) making any debt or equity investment in, or otherwise giving financial assistance to, any entity primarily engaged in the horseracing or gaming business; or (c) entering into any transactions with, or providing any services or personnel to, any entity primarily engaged in the horseracing or gaming business. Notwithstanding the foregoing, MID is permitted to provide transitional services with respect to the Transferred Asset for a reasonable transitional period following the Effective Date.

        The Forbearance Agreement may not be amended or terminated, nor may the subsidiary of MID waive any obligation thereunder, without: (a) the approval of 66 2/3% of the votes cast, in person or by proxy, by Shareholders at a duly called meeting of Shareholders; or (b) the written consent of Shareholders holding at least 66 2/3% of the outstanding Shares. All registered and beneficial Shareholders are, in their capacity as Shareholders, third-party beneficiaries of the Forbearance Agreement, with their rights limited to being able to: (a) demand that MID abide by its covenants under the Forbearance Agreement; and (b) proceed solely against MID to enforce MID's covenants under the Forbearance Agreement.

Non-Substantive Consequential Changes to MID's Articles

        Pursuant to the Arrangement, MID's Articles of Amalgamation will be amended to:

  •
  rename the Class A Subordinate Voting Shares as "Common Shares";

  •
  remove the Class B Shares from the authorized capital of MID and delete the provisions setting out the rights, privileges, restrictions and conditions attaching to the Class B Shares; and

  •
  make certain other non-substantive consequential changes to the Articles.

        The proposed changes to the Class A Subordinate Voting Shares (Common Shares) are changes that are of an administrative nature and do not modify in any way the substantive rights and privileges attached to such shares. The removal of the Class B Shares from MID's share capital, the deletion of the provisions relating to the Class B Shares and the renaming of the Class A Subordinate Voting Shares as "Common Shares" are intended to clarify that, following implementation of the Arrangement, there will no longer exist another class of equity securities of MID with different voting rights.

        A description of the current rights and privileges attached to the Class A Subordinate Voting Shares and Class B Shares is contained in "Information Concerning MID" below.

        A description of the rights and privileges attached to the Common Shares and Preference Shares as they will exist following completion of the Arrangement are set out in Schedule A to the Plan of Arrangement, which is set out in Appendix C to this Circular.

Procedure for the Arrangement Becoming Effective

        The following procedural steps must be taken for the Arrangement to become effective:

  •
  the Arrangement Resolution must be passed, with or without variation, by Shareholders as described under "Shareholder Approvals" below;

  •
  the Arrangement must be approved by the Court pursuant to the Final Order; and

  •
  the Articles of Arrangement and related documents, in the form prescribed by the OBCA, together with a copy of each of the Final Order and the Plan of Arrangement, must be filed with the Director and the Certificate of Arrangement must be issued by the Director.

Effect on MID if the Arrangement is not Completed

        If the Arrangement is not approved, or if the Arrangement is not completed for any other reason, MID will retain the Transferred Assets, MID's dual-class share structure will remain in place and the Stronach Trust will continue to control MID through its indirect ownership of Class B Shares. In such circumstances, the Board (consisting of the Pre-Closing Directors) will continue to supervise and oversee the business and affairs of MID with a view to the best interests of MID. See "Risk Factors" below.

Shareholder Approvals

        For the Arrangement to be implemented, the Arrangement Resolution must be passed at the Meeting, with or without variation, by:

  •
  two-thirds of the votes cast by the holders of Class A Subordinate Voting Shares and Class B Shares, voting together as a single class, present in person or represented by proxy;

  •
  two-thirds of the votes cast by the holders of Class B Shares, voting separately as a class, present in person or represented by proxy;

  •
  a simple majority of the votes cast by the holders of Class A Subordinate Voting Shares, voting separately as a class, present in person or represented by proxy, excluding the votes attached to Class A Subordinate Voting Shares held by Interested Class A Shareholders; and

  •
  a simple majority of the votes cast by the holders of Class B Shares, voting separately as a class, present in person or represented by proxy, excluding the votes attached to Class B Shares held by Interested Class B Shareholders.

        Notwithstanding the approval of the Arrangement Resolution by holders of the requisite number of Class A Subordinate Voting Shares and Class B Shares, MID reserves, subject to the consent of the Initiating Shareholders in accordance with the Agreement with Initiating Shareholders, the right not to proceed with the Arrangement in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement.

        To the knowledge of MID, after reasonable inquiry, the identity of the Interested Class A Shareholders and Interested Class B Shareholders and their respective holdings of Shares are set out below:

Holder	Number of Class A Subordinate Voting Shares	Number of Class B Shares

Fair Enterprise Limited(1)	50,000	20,000

Elfriede Stronach(2)	650	—

Stronach Shareholder(3)	—	363,414

Werner Czernohorsky(4)	—	6,725

Andrew Stronach(5)	—	37

Belinda Stronach(6)	150	—

Total	50,800	390,176

Notes:

(1)
All of the shares of Fair Enterprise Limited are held by an estate planning vehicle for the Stronach family. The members of the family of Mr. Stronach are, under certain circumstances, among the class of possible indirect beneficiaries under this vehicle. Mr. Stronach disclaims beneficial ownership of the Class A Subordinate Voting Shares and Class B Shares held by Fair Enterprise Limited. However, for U.S. securities law purposes, he may be considered to share control or direction over such shares.

(2)
Mr. Stronach's spouse.

(3)
All the voting shares of the Stronach Shareholder are held by the Stronach Trust.

(4)
Mr. Czernohorsky is a beneficiary of the Stronach Trust.

(5)
Mr. Stronach is a trustee and beneficiary of the Stronach Trust.

(6)
Ms. Stronach is a trustee and beneficiary of the Stronach Trust.

Court Approval

        The Arrangement requires Court approval under the OBCA. The court proceeding necessary to obtain that approval was commenced on February 17, 2011 by Notice of Application to the Court. The Notice of Application is set forth in Appendix E to this Circular. Prior to the mailing of this Circular, the Interim Order was granted on February 22, 2011 providing for the calling and holding of the Meeting and certain other procedural matters. A copy of the Interim Order is set forth in Appendix B to this Circular.

        Following approval of the Arrangement Resolution by the Shareholders, an application will be made to the Court for the Final Order, which application has been scheduled to be heard at 10:00 a.m. (Toronto time) on March 31, 2011 in the Court at 330 University Avenue, Toronto, Ontario. In hearing the motion for the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. At the hearing in respect of the Final Order (the "Fairness Hearing"), any Shareholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing a notice of appearance as set out in the Notice of Application and satisfying certain other requirements as set out in the Interim Order.

        In order to obtain Court approval of the Arrangement at the Fairness Hearing, MID must satisfy the Court that: (a) the statutory procedures in respect of the Arrangement have been met; (b) the application seeking approval of the Arrangement has been put forward in good faith; and (c) the Arrangement is fair and reasonable. In determining whether the Arrangement is fair and reasonable, the Court must be satisfied that the Arrangement has a valid business purpose, and that the objections of those whose legal rights are being arranged are resolved in a fair and balanced way.

        The overall determination of whether an arrangement is fair and reasonable is fact-specific and requires an assessment of different factors in different situations. While there is no exhaustive list of factors that the Court will consider and not all factors will be applicable in all cases, the Supreme Court of Canada has cited a number of factors that courts may consider in evaluating an arrangement, as follows:

  •
  Voting Results:  An important factor is whether a majority of security holders have voted to approve the arrangement. Where the majority is absent or slim, doubts may arise as to whether the arrangement is fair and reasonable; however, a large majority suggests the converse. Although the outcome of a vote by security holders is not determinative of whether the arrangement should receive the approval of the court, courts have placed considerable weight on this factor. Voting results offer a key indication of whether those affected by the arrangement consider it to be fair and reasonable.

  •
  Assessment of the Compromise:  Other indicia of fairness are the proportionality of the compromise between various security holders, the security holders' position before and after the arrangement and the impact on various security holders' rights.

  •
  Directors and Advisors:  The court may also consider the repute of the directors and advisors who endorse the arrangement and the arrangement's terms. Thus, courts have considered whether the arrangement has been approved by a special committee of independent directors.

  •
  Fairness Opinion:  Courts often consider the presence of a fairness opinion from a reputable expert.

  •
  Dissent and Appraisal Remedies:  Courts will also consider the access of shareholders to dissent and appraisal remedies.

        The Special Committee and the Board has concluded that the Arrangement, if completed in accordance with the terms provided in the Transaction Agreements, is in the best interests of MID and is reasonable and fair in the circumstances. See "Special Committee Consideration and Review of the Proposal — Reasons for the Recommendation of the Special Committee". However, regardless of the conclusions of the Special Committee and the Board as to the fairness and reasonableness of the Arrangement, whether or not the Arrangement is fair and reasonable in accordance with applicable corporate law is a legal conclusion to be made by the Court after the Fairness Hearing.

Procedure for Distribution of Common Shares to Class B Shareholders

        Except for any Dissenting Class B Shareholders and the Stronach Shareholder, the holders of record of Class B Shares at the close of business in Toronto on the tenth Business Day following the Effective Date (the "Class B Record Date") will be entitled to receive certificates representing the Common Shares, if any, to be distributed to holders of Class B Shares pursuant to the Arrangement. As soon as practicable after the Class B Record Date, there will be delivered to each holder of record of Class B Shares (except for Dissenting Class B Shareholders and the Stronach Shareholder) as of the close of business in Toronto on such date share certificates representing the Common Shares, if any, to which such holder is entitled pursuant to the Arrangement. On and after the Effective Date until the Class B Record Date, certificates formerly representing Class B Shares shall represent and be deemed to represent only the right to receive Common Shares and the Special Dividend in accordance with the Plan of Arrangement. Following the Class B Record Date, the certificates representing the Class B Shares shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions, against MID.

        No fractional Class A Subordinate Voting Shares (Common Shares) will be distributed in the Arrangement. The number of Class A Subordinate Voting Shares (Common Shares) to be distributed to holders of Class B Shares (other than the Stronach Shareholder and any Dissenting Class B Shareholders) in the Arrangement shall, without any additional compensation, be rounded down (in the case of fractional numbers below 0.5) or up (in the case of fractional numbers of 0.5 or greater), as applicable, to the nearest whole number.

Procedure for Distribution of Special Dividend (if any)

        As discussed above under "Terms of the Plan of Arrangement", the potential payment of the Special Dividend to Common Shareholders is provided for as a step of the Plan of Arrangement. The amount of the Special Dividend, if any, shall be determined by MID, the Stronach Shareholder and the Stronach Trust in accordance with section 4.4 of the Arrangement Agreement. The amount of the Special Dividend, if any, will depend in part on the relative proportion of certain working capital and business assets (net of applicable liabilities) that are to form part of the Transferred Assets and on the application of some CRA policies that are relevant to potentially obtaining the Tax Ruling.

        If it is determined that the Special Dividend is to be payable to Common Shareholders, such Special Dividend shall be payable to the holders of record of Common Shares at the close of business on the tenth Business Day following the Effective Date.

Treatment of Options and DSUs

        The Stock Option Plan provides that in the event of a corporate reorganization, including an arrangement, the Corporate Governance and Compensation Committee or the Board may make appropriate adjustments in the number or kind of shares or securities available for Stock Options pursuant to the Stock Option Plan, in the number or kind of shares or securities which are the subject of Stock Options already granted pursuant to the Stock Option Plan, and/or the exercise price of any existing Stock Options. In addition, the DSU Plan provides that in the event any action is taken affecting the Class A Subordinate Voting Shares including, without limitation, a reorganization of MID, the Corporate Governance and Compensation Committee shall make an adjustment to the number of DSUs then outstanding under the DSP Plan as it deems necessary or appropriate to reflect such action. The Corporate Governance and Compensation Committee and the Board determined not to make any adjustments to the outstanding Stock Options or DSUs in connection with the Arrangement. In this regard, it is not anticipated that any further adjustments to the terms and conditions of the outstanding Stock Options shall be made in connection with the consummation of the Arrangement.

Interests of Certain Persons in the Matters to be Considered at the Meeting

        Except as otherwise disclosed in this Circular, no director or executive officer of MID or any nominee for election as a Post-Closing Director, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon at the Meeting, except for any interest arising from the direct or indirect ownership of Class A

Subordinate Voting Shares or Class B Shares and under the employment agreements entered into between MID and certain Named Executive Officers (as defined below), as discussed under "Change of Control and Termination Benefits" below.

        The following table sets out the number of Shares that: (a) each director and executive officer of MID; (b) each nominee for election as a Post-Closing Director; or (c) after reasonable enquiry, (i) any associate or affiliate of such directors or officers or nominees, (ii) any person or company holding more than 10% of any class of equity securities of MID or its associates or affiliate, (iii) any other insider of MID, or (iv) any associate, affiliate or person or company acting jointly or in concert with MID, beneficially owns, directly or indirectly, or exercises control or direction over:

	Class of Shares	Number of Shares	Percentage of Class
Mackenzie Financial Corporation	Class A	6,877,840	14.9%
Greenlight Capital, Inc.(1)	Class A	5,655,235	12.2%
Hotchkis & Wiley Capital Management LLC(2)	Class A	4,907,400	10.6%
Stronach Trust(3)	Class B	363,414	66.4%
Magna DPSP (Canada)	Class B	55,797	10.2%
Donald Cameron	Class A	11,900	<0.01%
Belinda Stronach(4)	Class A	150	<0.01%
Lorne Kumer	Class A	125	<0.01%
Lorne Weiss	Class A	50	<0.01%

Notes:

(1)
Based on documents filed with the SEC dated February 1, 2011.

(2)
Based on documents filed with the SEC dated February 7, 2011.

(3)
These Class B Shares are held by 445327 Ontario Limited, all the voting securities of which are directly owned by the Stronach Trust. Mr. Frank Stronach, Chairman of the Company and Magna, and three other members of his family are the trustees of the Stronach Trust. Mr. Stronach is also one of the members of the class of potential beneficiaries of the Stronach Trust. Accordingly, Mr. Stronach may be deemed to beneficially own the shares owned by the Stronach Trust, although he disclaims beneficial ownership for all purposes other than for U.S. securities law purposes. Taking into account the shares directly or indirectly owned by, or over which direct or indirect control or direction is exercised by, the Stronach Trust and certain acquisition corporations and estate planning vehicles, associates of Mr. Stronach control approximately 59.9% of the votes carried by MID's outstanding Class A Subordinate Voting Shares and Class B Shares. For more information relating to the shareholdings of the associates of Mr. Stronach, including the Stronach Trust, please refer to the table and footnote 2 under the heading "Annual Meeting Matters — Pre-Closing Directors" below.

(4)
Ms. Stronach is the president of 445327 Ontario Limited.

        As of February 22, 2011: (a) the directors and executive officers of MID own or exercise control or direction over a total of 62,725 Class A Subordinate Voting Shares (less than 1% of the outstanding Class A Subordinate Voting Shares) and 383,414 Class B Shares (approximately 70.04% of the outstanding Class B Shares); and (b) excluding Mr. Frank Stronach, the directors and executive officers own a total of 12,075 Class A Subordinate Voting Shares (less than 1% of the outstanding Class A Subordinate Voting Shares).

        Frank Stronach, the Chief Executive Officer of MID and the Chairman of the Board, was a director of MEC prior to the implementation of the MEC Plan.

        MID has been advised that certain associates of Mr. Stronach, including the Stronach Shareholder but excluding Fair Enterprise Limited (in respect of which MID has not received any information with respect to its voting intentions), intend to vote their Class A Subordinate Voting Shares and Class B Shares: (a) in favour of the Arrangement Resolution; (b) for the election of the management nominees named under "Annual Meeting Matters — Election of Directors" as Pre-Closing Directors of MID; and (c) for the re-appointment of Ernst & Young LLP as Auditor and the authorization of the Audit Committee of the Board to fix the Auditor's remuneration. In accordance with the terms and conditions of the Agreement with Initiating Shareholders, the Stronach Shareholder is permitted to vote on the resolution for the election of the nominees for election as Post-Closing Directors and is precluded from directly or indirectly nominating or voting for the election of any other persons to become Post-Closing Directors.

Interests of Informed Persons in Material Transactions

Control of MID

        As of February 22, 2011, the Stronach Trust indirectly owned approximately 66.4% of the outstanding Class B Shares, and as such is able to elect all the Company's directors. Therefore, the Stronach Trust may be able to cause the Company to effect certain corporate transactions without the consent of MID's other Shareholders and to control the amount and the timing of dividends, subject in each case to applicable laws regarding related party transactions and the protection of minority shareholders, the fiduciary duties of MID's directors to act in the Company's best interests and MID's internal governance procedures. In addition, the Stronach Trust is able to cause or prevent a change in control of MID. Mr. Frank Stronach, MID's Chief Executive Officer and Chairman, and three other members of his family are the trustees of the Stronach Trust, and are also members of the class of potential beneficiaries of the Stronach Trust. Accordingly, Mr. Stronach may be deemed to beneficially own the shares owned by the Stronach Trust, although he disclaims beneficial ownership for all purposes other than for U.S. securities law purposes.

MEC Restructuring

        On March 5, 2009, MEC and certain of its subsidiaries filed voluntary petitions for reorganization under the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Prior to the commencement of such proceedings, MID held approximately 54% of the equity interest and 96% of the voting interest in MEC and Mr. Stronach, the Chief Executive Officer and Chairman of MID, was the Chairman of MEC.

        For further details in respect of the MEC Plan and certain transactions completed among MID and MEC in connection therewith, see "Background to the Proposed Arrangement — MEC Chapter 11 Proceedings" above and: (a) each of the material change reports of MID dated January 18, 2010, February 18, 2010, March 26, 2010 and May 4, 2010; (b) the amended and restated interim consolidated financial statements and notes for the period ending September 30, 2010, and (c) the business acquisition report of MID dated December 22, 2010, copies of which are available on SEDAR at www.sedar.com and are incorporated by reference into this Circular.

Arrangement and Associated Transactions

        The Arrangement involves MID, the Stronach Shareholder and Stronach Purchaser entering into various transactions. In addition, as described under "The Arrangement and Associated Transactions — Releases" and "Terms of the Plan of Arrangement" above, certain releases have been entered into pursuant to which MID, the Stronach Shareholder, the Initiating Shareholders and others have provided releases effective as of the Effective Date in favour of the current and former officers of MID and its affiliates, and the Plan of Arrangement provides for the releases by MID and the Shareholders, as applicable, in favour of MID and the current and former officers and directors of MID.

Stock Exchange Matters

        The Class A Subordinate Voting Shares and the Class B Shares are listed on the TSX under the symbols "MIM.A" and "MIM.B", respectively, and the Class A Subordinate Voting Shares are listed on the NYSE under the symbol "MIM".

        MID has filed applications with the TSX and the NYSE to approve the listing of the Class A Subordinate Voting Shares to be issued to the Minority Class B Shareholders pursuant to the Arrangement. MID has also filed a substitutional listing application with the TSX and a supplement to its previously-filed listing application with the NYSE in connection with the renaming of the Class A Subordinate Voting Shares as "Common Shares" following implementation of the Arrangement. MID has also requested that, following implementation of the Arrangement, the stock symbol assigned to its shares on the TSX change from "MIM.A" to "MIM" to reflect the elimination of its dual-class share structure. MID's Shares will continue to trade on the NYSE under the symbol "MIM". Listing of the Class A Subordinate Voting Shares to be issued to the Minority Class B Shareholders, and the foregoing substitutional listing application, remains subject to the approval of the TSX and NYSE, as applicable.

ANNUAL MEETING MATTERS

Election of Directors

        Shareholders will be asked to elect the eight nominees for election to the Board as Pre-Closing Directors whose names are set out under "Pre-Closing Directors" below. Each Pre-Closing Director for election will hold office from the time immediately following the Meeting until the earlier of: (a) the next annual general meeting of Shareholders; (b) the time immediately prior to the Effective Time; or (c) until his successor is elected or appointed in accordance with applicable law and the Company's by-laws.

        In addition, Shareholders will be asked to elect as Post-Closing Directors the seven nominees for election to the Board whose names are set out under "Post-Closing Directors" below. Each Post-Closing Director will, if the Arrangement is implemented, hold office commencing immediately prior to the Effective Time until the next annual meeting of Shareholders, or until his successor is elected or appointed in accordance with applicable law and the Company's by-laws. In accordance with the terms and conditions of the Agreement with Initiating Shareholders, the Stronach Shareholder is permitted to vote on the resolution for the election of the nominees for election as Post-Closing Directors and is precluded from directly or indirectly nominating or voting for the election of any other persons to become Post-Closing Directors.

Pre-Closing Directors

        Under the Articles, the Board is to consist of a minimum of three and a maximum of 15 directors. The amalgamation agreement dated August 29, 2003, by which the Company was formed, authorized the directors to determine the number of directors of MID from time to time. Pursuant to that authorization, eight persons are being nominated at this time. The term of office of each currently serving director expires at the time of the Meeting unless successors are not elected, in which case the directors remain in office until their successors are elected or appointed in accordance with applicable law and MID's by-laws.

        Management proposes to nominate, and the persons named in the accompanying form(s) of proxy will vote for (in the absence of specifications or instructions to withhold from voting on the proxy) the election of the eight persons whose names are set forth below, all of whom are now and have been directors for the periods indicated, but will not vote for a greater number of persons than the number of nominees named in the form of proxy. Management does not contemplate that any of the nominees will be unable to serve as a director. If, as a result of circumstances not now contemplated, any nominee is unavailable to serve as a director, the proxy will be voted for the election of such other person or persons as management may select.

        Each nominee for election will, if elected, hold office from the conclusion of the Meeting until the earlier of: (a) the next annual meeting of Shareholders, or until his/her respective successor is elected or appointed in accordance with applicable law and the Company's by-laws; and (b) if the Arrangement is completed, immediately prior to the Effective Time.

        The following table sets forth information with respect to each of the eight management nominees for Pre-Closing Director, including the number of securities of MID beneficially owned, directly or indirectly, or over which control or direction is exercised by each such nominee, as at February 22, 2011. The number of deferred share units held by each applicable nominee is as of December 31, 2010. All of the current directors were elected to their current terms of office by the shareholders of the Company at the last annual meeting held on May 7, 2010. Each director's principal occupations for the preceding five years are listed in the biographies below.

Frank Stronach(1), 78 Oberwaltersdorf, Austria	Mr. Stronach is the founder and Chairman of Magna, the most diversified automotive components supplier in the world. Mr. Stronach was born in Weiz, Austria and immigrated to Canada in 1954 with a working background in tool and machine engineering. In 1957, he formed a tool and die company in Toronto, Multimatic Investments Limited, which subsequently expanded into the production of automotive components. In 1969, Multimatic Investments Limited merged with Magna Electronics Corporation Limited (which ultimately became Magna International Inc.), with Mr. Stronach as one of the controlling shareholders. Under Mr. Stronach's leadership, Magna launched a major North American expansion in the mid to late 1980s and a major global expansion in the early 1990s, which saw Magna broaden its base of operations in Europe, Asia and South America. Mr. Stronach was appointed Chief Executive Officer of MID on November 11, 2010. He has served on numerous corporate, government and university boards and has provided assistance to a wide range of charitable and community service organizations. Mr. Stronach is the recipient of numerous honorary degrees and awards, including induction into the Canadian Business Hall of Fame.

Director Since	Board & Committees	2010 Attendance	MID Securities Owned, Controlled or Directed
August 29, 2003	Board (Chairman)	7 of 20	Class A Subordinate Voting Shares	50,650(2)
			Class B Shares	383,414(2)
Independent Director	Other Public Boards/Committees
No	Magna International Inc.	Since 1968

Dennis J. Mills, 64 Ontario, Canada	Mr. Mills was our Chief Executive Officer from August 14, 2008, until his resignation on November 11, 2010. Mr. Mills served as Vice-President of Magna from 1984 to 1987 and as MEC's Vice-Chairman from November 2004 until August 2007. Previously, Mr. Mills served as a Member of Parliament in Canada's federal parliament from 1988 to 2004. While a Member of Parliament, Mr. Mills was Parliamentary Secretary to the Minister of Industry from 1993 to 1996, the Parliamentary Secretary to the Minister of Consumer and Corporate Affairs from 1993 to 1995 and the Chair of the Committee studying the Industry of Sport in Canada. Mr. Mills was the Senior Policy Advisor to the Cabinet Committee on Communications (1980-1984), Advisor to the Minister of Energy (1980-1981), Senior Advisor to the Minister of Multiculturalism (1980), and Senior Communications Advisor to the Prime Minister of Canada, The Right Honourable Pierre Elliott Trudeau (1980-1984).

Director Since	Board & Committees	2010 Attendance	MID Securities Owned, Controlled or Directed
August 30, 2004	Board (Vice-Chairman)	20 of 20	Stock Options(3)	200,000

Independent Director	Other Public Boards/Committees
No	Zongshen PEM Power Systems Inc.	Since 2008

Senator Rod A. A. Zimmer, 68 Manitoba, Canada Lead Director	Senator Zimmer has been a member of the Senate of Canada since August 2005 and currently serves on the standing committees for National Security and Defence and for Transportation and Communications. Since 1993, he has been the President of The Gatehouse Corporation. From 1995 to 1998, he served as Vice-President (Festivals) for the Pan American Games Society Inc. From 1986 to 1993, he was the Vice-President of Marketing and Communications and then the Executive Vice-President for the Manitoba Lotteries Foundation and was also the Director of Project Management for the Canadian Sports Pool Corporation in Ottawa in 1984. From 1979 to 1984, he was Vice-President of Corporate Communications for CanWest Capital Corporation. As a philanthropist, he serves as a member of the boards of directors for the following organizations: Canadian Paralympic Foundation, Gold Medal Plates (2010 Olympics and Paralympics), Royal Winnipeg Ballet, the Burton Cummings Theatre, the Millennium Centre, Canadian Unity Council (Manitoba), and the Belinda Stronach Foundation. He also serves on the Honorary Council of the Royal Winnipeg Ballet, as a member of the Board of the Canadian Paralympic Foundation, and as Canadian Paralympic Foundation Liaison Director to the board of directors of the Canadian Paralympic Committee. He was awarded the 125th Anniversary of the Confederation of Canada Medal in 1992 and the Queen Elizabeth II Golden Jubilee Medal in 2002.

Director Since	Board & Committees	2010 Attendance	MID Securities Owned, Controlled or Directed
March 27, 2008	Board	20 of 20	Deferred Share Units(4)	31,595
	Special	20 of 22	Stock Options(3)	35,000

Independent Director
Yes

Franz Deutsch, 69 Vienna, Austria	Mr. Deutsch is currently the President of the Austrian Canadian Business Club and has extensive operating, manufacturing, distribution and brand management experience on a global scale. From 1981 to 1998, he was the Chairman of the Board and an Equity Partner in HTM Sports Company, a global sporting goods company whose brands included Head, Tyrolia and Mares. He also previously served as the President of AMF Roadmaster and the Executive Vice President, Marketing of Stelber Industries Inc.

Director Since	Board & Committees	2010 Attendance	MID Securities Owned, Controlled or Directed
October 22, 2008	Board	20 of 20	Deferred Share Units(4)	53,449
	Audit (Chairman)	7 of 7	Stock Options(3)	40,000
	Corporate Governance
	& Compensation	7 of 7
	Special (Chairman)	22 of 22

Independent Director
Yes

Benjamin J. Hutzel, 68 Ontario, Canada	Mr. Hutzel is a retired partner with Bennett Jones LLP where he had an extensive national and international legal practice specializing in financings, acquisitions and divestitures and joint venture structuring. Mr. Hutzel is a Director and Chairman of the Audit Committee and a member of the Corporate Governance and Compensation Committee of the Woodbine Entertainment Group and serves as a Director and member of the Audit Committee of Extendicare REIT. Formerly, Mr. Hutzel served as a Director of the Greater Toronto Airports Authority (where he also acted as Chairman of the Compensation and Corporate Governance Committee and as a member of the Audit Committee).

Director Since	Board & Committees	2010 Attendance	MID Securities Owned, Controlled or Directed
October 22, 2008	Board	17 of 20	Deferred Share Units(4)	17,526
	Corporate Governance		Stock Options(3)	35,000
	& Compensation	7 of 7
	Special	7 of 8(5)

Independent Director Yes	Other Public Boards/Committees:
	Extendicare REIT	Since 2010

Manfred Jakszus, 66 Hinterbruhl, Austria	Mr. Jakszus is an independent investor and developer of real estate projects in Austria. Between 1980 and 1990, he held the position of head of facility management at Austrian Central Bank. Mr. Jakszus co-founded IG-Immobilien, the Austrian Central Bank's real estate subsidiary, in 1991. As managing director of IG-Immobilien from 1991 until 2002, Mr. Jakszus established administration, facilities management and real estate development departments. He also acted as chief executive officer of two real estate companies in Brussels and Amsterdam in the 1990s and has been involved in the development and renting of industrial real estate and shopping malls. Mr. Jakszus retired as managing director of IG-Immobilien in 2002.

Director Since	Board & Committees	2010 Attendance	MID Securities Owned, Controlled or Directed
August 29, 2003	Board	20 of 20	Deferred Share Units(4)	27,873
	Audit	7 of 7	Stock Options(3)(6)	45,000
	Corporate Governance
	& Compensation	7 of 7
	Special	22 of 22

Independent Director
Yes

Heribert Polzl, 62 Ontario, Canada	Mr. Polzl is a real estate developer specializing in commercial and industrial properties. His companies provide a wide range of services and experience in development, construction management, property management and real estate brokerage. Mr. Polzl immigrated to Canada in 1969 with a degree in civil engineering from Austria.

Director Since	Board & Committees	2010 Attendance	MID Securities Owned, Controlled or Directed
May 7, 2008	Board	20 of 20	Deferred Share Units(4)	12,427
			Stock Options(3)	35,000

Independent Director
Yes

Lorne Weiss, 51 Ontario, Canada	Mr. Weiss, a Certified Financial Planner, is a Wealth Advisor and Associate Director, Wealth Management at ScotiaMcLeod. Previously, he was a Vice-President, investment advisor and branch manager at CIBC Wood Gundy. Mr. Weiss is the former part time coordinator of the Financial Planning Program at Seneca College (FCET), where he has been an instructor since 1998. Mr. Weiss has served as a member of the Board of the Reena Foundation since 2002 and is currently the Chair of its Investment Committee.

Director Since	Board & Committees	2010 Attendance	MID Securities Owned, Controlled or Directed
December 5, 2008	Board	20 of 20	Class A Shares	50
	Audit	7 of 7	Deferred Share Units(4)	13,487
			Stock Options(3)	35,000

Independent Director
Yes

Notes:

(1)
Mr. Stronach was the Chairman of the Board and Chief Executive Officer of MEC on March 5, 2009 when MEC, together with its wholly-owned subsidiaries, filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada.

(2)
Fair Enterprise Limited owns directly 50,000 Class A Subordinate Voting Shares and 20,000 Class B Shares, which collectively represent approximately 3.1% of the votes carried by outstanding Class B Shares and Class A Subordinate Voting Shares. All of the shares of Fair Enterprise Limited are held by an estate planning vehicle for the Stronach family. The members of the family of Mr. Stronach are, under certain circumstances, among the class of possible indirect beneficiaries under this vehicle. Mr. Stronach disclaims beneficial ownership of the Class A Subordinate Voting Shares and Class B Shares of MID held by Fair Enterprise. However, for U.S. securities law purposes, he may be considered to share control or direction over such shares.

The Stronach Shareholder owns directly 363,414 Class B Shares, representing approximately 56.8% of the votes carried by the outstanding Class B Shares and Class A Subordinate Voting Shares. All of the voting securities of the Stronach Shareholder are owned by the Stronach Trust. Mr. Stronach is the exclusive representative for voting the shares of MID held by the Stronach Shareholder solely in the manner directed by the Stronach Trust. Mr. Stronach and three other members of his family are the trustees of the Stronach Trust. Mr. Stronach is also one of the members of the class of potential beneficiaries of the Stronach Trust. Accordingly, Mr. Stronach may be deemed to beneficially own the shares owned by the Stronach Trust, although he disclaims beneficial ownership for all purposes other than for U.S. securities law purposes.

Elfriede Stronach, the spouse of Mr. Stronach, owns 650 Class A Subordinate Voting Shares. Mr. Stronach disclaims beneficial ownership of such shares for purposes other than for U.S. securities law purposes.

Taking into account the shares directly or indirectly owned by, or over which direct or indirect control or direction is exercised by, Elfriede Stronach, the Stronach Trust and Fair Enterprise Limited, associates of Mr. Stronach control approximately 59.9% of the votes carried by the outstanding Class B Shares and Class A Subordinate Voting Shares.

(3)
On November 12, 2009, Mr. Mills was granted options to acquire 200,000 Class A Subordinate Voting Shares in his capacity as Chief Executive Officer of the Company under the Company's Stock Option Plan (as defined below). Also on November 12, 2009, Messrs. Deutsch, Hutzel, Jakszus, Polzl, Weiss and Senator Zimmer (among others) were granted options to acquire 20,000 Class A Subordinate Voting Shares each (an aggregate of 120,000 options) in their capacity as directors of the Company under the Company's Stock Option Plan. All options granted on November 12, 2009 were granted for a term of 10 years ending on November 12, 2019, at an exercise price of Cdn.$14.54 and vested as to 50% on the date of the grant (November 12, 2009) with another 25% vesting on November 12, 2010 and the remainder having vested on December 22, 2010.

Additionally, on August 18, 2010, each of Messrs. Deutsch, Hutzel, Jakszus, Polzl, Weiss and Senator Zimmer were granted options to acquire: (a) 20,000 Class A Subordinate Voting Shares, in the case of Mr. Deutsch; and (b) 15,000 Class A Subordinate Voting Shares in the case of Messrs. Hutzel, Jakszus, Polzl, Weiss and Senator Zimmer (an aggregate of 95,000 Options), in their capacity as directors of the Company under the Company's Stock Option Plan. All options granted on August 18, 2010 were granted for a term of 10 years ending on August 18, 2020, at an exercise price of Cdn.$12.90, and vested as to 50% of the date of grant (August 18, 2010) and the remainder having vested on December 22, 2010.

Pursuant to a resolution of the Board, as at December 22, 2010 all of the outstanding options to acquire Class A Shares have vested and are immediately exercisable in accordance with their terms.

(4)
Deferred Share Units are issued under the Company's Non-Employee Director Share-Based Compensation Plan. See "Director Compensation" for details.

(5)
Mr. Hutzel was appointed to the special committee of the Board in October 2010. The attendance figures shown reflect his attendance since his appointment.

(6)
On September 16, 2003, Mr. Jakszus was granted options to acquire 10,000 Class A Subordinate Voting Shares in his capacity as a director of the Company under the Company's Stock Option Plan (as defined below). Such options were granted for a term of 10 years ending September 16, 2013, at an exercise price of Cdn.$31.85 and vested as to 20% on the date of grant (September 16, 2003) with another 20% vesting on each of September 16, 2004, 2005, 2006 and 2007.

        There are no contracts, arrangements or understandings between any management nominee set out above and any other person (other than the directors and officers of the Company acting solely in such capacity) pursuant to which any nominee has been or is to be elected as a director.

        As of February 22, 2011: (a) the directors and executive officers of MID own or exercise control or direction over a total of 62,725 Class A Subordinate Voting Shares (less than 1% of the outstanding Class A Subordinate Voting Shares) and 383,414 Class B Shares (approximately 70% of the outstanding Class B Shares); and (b) excluding Mr. Frank Stronach, the directors and executive officers own or exercise control or direction over a total of 12,075 Class A Subordinate Voting Shares (less than 1% of the outstanding Class A Subordinate Voting Shares).

Post-Closing Directors

        In the event the Arrangement is implemented, the term of office of each Pre-Closing Director will expire immediately prior to the Effective Time and the term of office of each Post-Closing Director shall commence. Each nominee elected as a Post-Closing Director will, if the Arrangement is implemented, hold office immediately prior to the Effective Time until the next annual meeting of Shareholders, or until his or her respective successor is elected or appointed in accordance with applicable law and the Company's by-laws.

        Management proposes to nominate, and the persons named in the accompanying form(s) of proxy will vote for (in the absence of specifications or instructions to withhold from voting on the proxy) the election of the seven persons whose names are set forth below as Post-Closing Directors, but will not vote for a greater number of persons than the number of nominees named in the form of proxy. Management does not contemplate that any of the nominees will be unable to serve as a Post-Closing Director. If, as a result of circumstances not now contemplated, any nominee is unavailable to serve as a Post-Closing Director, the proxy will be voted for the election of such other person or persons as may be identified by the Initiating Class A Shareholders.

        Each of the nominees to serve as Post-Closing Directors has been proposed by the Initiating Shareholders as required by the Class A Support Agreement and in accordance with the Agreement with Initiating Shareholders and the Arrangement Agreement. There are no other contracts, arrangements or understandings between any management nominee and any other person (other than the directors and officers of the Company acting solely in such capacity) pursuant to which any nominee has been or is to be elected as a director.

        The following table sets forth information with respect to each of the seven nominees to serve as Post-Closing Directors, including the number of securities of MID beneficially owned, directly or indirectly, or over which control or direction is exercised by each such nominee, as at February 22, 2011. Each nominee's principal occupations for the preceding five years are listed in the biographies below.

Michael Brody Summit, New Jersey	Mr. Brody has been the President and Chief Operating Officer of Loeb Partners Realty, LLC, a privately-held real estate company headquartered in New York City, since May 2008. From July 2009 to December 2010, Mr. Brody served on the Board of Rock US Joint Ventures, a LBG/HBOS controlled entity. From 2002 to 2008, Mr. Brody served as a Managing Director and Head of CMBS Origination for Merrill Lynch & Co. Prior to that, Mr. Brody acted as Senior Vice President and Chief Credit Officer of GMAC Commercial Mortgage and a Managing Director for Nomura Securities in New York and San Francisco, where he was part of the CMBS team.

Mr. Brody has had 28 years of experience in commercial real estate, evenly divided between the capital markets and property sectors. He began his career as a leasing broker with Cushman & Wakefield. He has acted as Vice President of Asset Management for the Mack Company and as Vice President of Goldfarb Properties.

Mr. Brody received a B.A. degree from Cornell University and a M.B.A. in finance from Columbia University.

Independent Director:	MID Securities Owned, Controlled or Directed:
Yes	Nil

Peter Dey Toronto, Ontario	Mr. Dey has been the Chairman of Paradigm Capital Inc., an investment dealer, since November 2005. He has been a director of Coventree Inc. since April 2008 and a director of Goldcorp Inc. since June 2006. From 2001 to 2005, Mr. Dey was a Partner of the Toronto law firm Osler, Hoskin & Harcourt LLP, where he specialized in corporate board issues and mergers and acquisitions. Previously, Mr. Dey was Chairman of Morgan Stanley Canada Limited, where he helped develop the Canadian investment banking business and the overall strategic direction of Morgan Stanley in Canada. From 1993 to 1995, Mr. Dey chaired The Toronto Stock Exchange Committee on Corporate Governance in Canada that released the December 1994 report entitled "Where Were the Directors?", known as the Dey Report. Mr. Dey has also served as Chairman of the Ontario Securities Commission and was Canada's representative to the OECD Task Force that developed the OECD Principles of Corporate Governance released in May of 1999.

Mr. Dey was recently elected as a director of The International Corporate Governance Network and is also a member of the Private Sector Advisory Group of the Global Corporate Governance Forum, established by the World Bank and the Organization for Economic Cooperation and Development.

Mr. Dey attended Queen's University, where he earned his Bachelor of Science in 1963 and Dalhousie University, where he earned his Bachelor of Laws degree in 1966. He received his Master of Laws degree from Harvard University in 1967. Mr. Dey is a director of Soulpepper Theatre Company and Alpine Ontario.

Independent Director:	MID Securities Owned, Controlled or Directed:
Yes	Nil

Barry Gilbertson London, United Kingdom	Professor Gilbertson is a real estate specialist professional who has been a partner at PricewaterhouseCoopers LLP ("PwC") since 1996, where he has focussed on business recovery from international multi-bank work, and single lender work in the UK. At PwC, Professor Gilbertson has worked on matters such as the Cdn.$15 billion real estate investment and corporate property occupied by Lehman Brothers (in the UK & European context), together with other business recovery and corporate finance matters in some 30 countries.

Professor Gilbertson will retire from the PwC partnership in April 2011. He has accepted an invitation to become a non-executive consultant at Knight Frank LLP, the international real estate advisory firm.

Professor Gilbertson was President of The Royal Institution of Chartered Surveyors (RICS) (from 2004 to 2005), a member of The Bank of England Property Forum (from 2003 to 2010), is the founder Chairman of NARA (the Non-Administrative Receivers Association), is the co-founder Vice Chair of WAVO, the World Association of Valuation Organisations, and for two years acted as Chair of Valuation for the United Nations Real Estate Advisory Group (as an individual member of UN REAG from 2000 to 2005). He has been Visiting Professor at Northumbria University since 2003 to date, and a Visiting Lecturer at 16 other universities in China, Kenya, UK and USA.

Professor Gilbertson serves as a Trustee and Board Director at the College of Estate Management (2004 to date), is a Founding Fellow of the Institute of Continuing Professional Development, a Freeman of the City of London, and holds Honorary Membership designations from three professional bodies — in South Africa, in Romania and in the UK.

Independent Director:	MID Securities Owned, Controlled or Directed:
Yes	Nil

William Lenehan San Francisco, California	Mr. Lenehan is currently an independent real estate industry consultant. Mr. Lenehan was an investment professional at Farallon Capital Management, L.L.C. between 2001-2011. While at Farallon, he was involved with numerous private equity investments in the real estate sector, such as the take private acquisitions of The Mills Corp, where he subsequently served in a board member capacity, Affordable Residential Communities, and Capital Automotive REIT. In addition, Mr. Lenehan assisted with Farallon's investments in individual real estate assets, including office buildings, residential land, resort communities, mixed use properties, and retail developments. He also assisted with Farallon's investments in public securities of companies in the construction, industrial, office, mortgage finance, lodging, casino and golf sectors.

Previously, Mr. Lenehan worked in CIBC World Markets' leveraged finance group, where he specialized in providing debt capital and advisory services to financial buyers and companies in the gaming, lodging, and leisure industries.

Mr. Lenehan graduated with honours from Claremont McKenna College with a double major in Economics and Classics.

Mr. Lenehan has indicated that he would be willing to act as MID's Chief Executive Officer if so appointed by the Post-Closing Directors following completion of the Arrangement. Since leaving Farallon, Mr. Lenehan has provided and is expected to continue to provide advice to certain of the Initiating Shareholders in connection with the Arrangement for which he has received and is expected to continue to receive consulting fees plus reimbursement of his out-of-pocket expenses.

Independent Director:	MID Securities Owned, Controlled or Directed:
Yes*	Nil

Gerald J. Miller Vancouver, British Columbia	Mr. Miller has been Executive Vice President, Finance and Chief Financial Officer of West Fraser Timber Co. Ltd since January 2009. From February 2007 to December 2008, Mr. Miller's principal occupation was Executive Vice President, Operations of West Fraser Timber Co. Ltd. Prior to that, since 1985, Mr. Miller has held several other senior administration and operations offices at West Fraser, including Vice-President, Administration; and Executive Vice-President, Pulp and Paper.

Mr. Miller is an experienced Chartered Accountant and has been a member of the Institute of Chartered Accountants of British Columbia and the Canadian Institute of Chartered Accountants for over 30 years. Prior to joining West Fraser, he was a Senior Audit and Tax Manager with KPMG (formerly Peat Marwick).

Mr. Miller is also a member of the Board of Trustees for the British Columbia and Yukon Chapter of the Leukemia and Lymphoma Society of Canada.

Independent Director:	MID Securities Owned, Controlled or Directed:
Yes	Nil

*
Should Mr. Lenehan be appointed to act as MID's Chief Executive Officer upon completion of the Arrangement, he would not be an independent director.

Scott I. Oran Newton, Massachusetts	Mr. Oran has been Managing Director of Dinosaur Capital Partners LLC, a real estate investment and advisory firm, since November 2009. Mr. Oran was a member of Gordon Brothers Group, an advisory and financial services company, from May 2009 to November 2009. From November 2003 until January 2009, Mr. Oran served as Executive Director of Morgan Stanley, where he was responsible for its real estate investing activities in New England and the mid-Atlantic United States.

Earlier in his career, Mr. Oran was Partner and Regional Director of TA Associates Realty and Vice President of Fleet Bank in Boston, where he managed a REO portfolio. Mr. Oran has also acted as Director of Acquisitions for Unihab, a Cambridge-based real estate developer. He began his career at Booz, Allen & Hamilton, a management consulting firm.

Mr. Oran has taught "Fundamentals of Real Estate Portfolio Management" at the MIT Center for Real Estate's Professional Development Institute. He is also a member of the Board of the Massachusetts Chapter of NAIOP, the Commonwealth Shakespeare Company and the Edward W. Brooke Charter School. In Newton, Massachusetts, where he lives, he has served on the Mayor's Mixed Use Tax Force, was Co-chair of the Finance Transition Committee for Mayor Setti Warren, and has served on the Citizen Advisory Group.

Mr. Oran graduated magna cum laude from Princeton University with a BSE in Civil Engineering and Urban Affairs and received an M.B.A (with distinction) from Harvard Business School.

Independent Director:	MID Securities Owned, Controlled or Directed:
Yes	Nil

G. Wesley Voorheis Toronto, Ontario	Mr. Voorheis has since 1995 been the Managing Director of VC & Co. Incorporated and a Partner of Voorheis & Co. LLP, which act as strategic and other advisors to institutional, private equity, and other shareholders with respect to their investments in Canadian public and private companies.

Mr. Voorheis has been a director and Chairman of the Board of HudBay Minerals Inc. since March 2009, a director and member of the Audit Committee of Coventree Inc. since April 2008, and a director of Easyhome Ltd. since April 2010. Mr. Voorheis has acted as the Chief Executive Officer and a director of Hollinger Inc., and Chairman of the Board of YBM Magnex International Inc., following the reconstitutions of the boards of these companies. He has also served as Chairman of a number of special board committees and as a director of various other Canadian publicly-traded companies.

Prior to the establishment of VC & Co. Incorporated and Voorheis & Co. LLP in 1995, Mr. Voorheis was partner at a major Toronto law firm.

Mr. Voorheis has indicated that he would be willing to act as MID's Chairman if so appointed by the Post-Closing Directors following completion of the Arrangement.

Independent Director:	MID Securities Owned, Controlled or Directed:
Yes	Nil

        To the knowledge of MID, as at February 22, 2011, no proposed nominee for Post-Closing Director, or any of their respective associates or affiliates: (a) has had a direct or indirect material interest in any transaction since the beginning of MID's most recently completed financial year or in any proposed transaction that has materially affected or will materially affect MID or any of its subsidiaries; or (b) has any material interest in any matter to be acted upon at the Meeting other than the election of directors and other matters described in this Circular.

        To the knowledge of MID, as at February 22, 2011, no proposed nominee or associate of a proposed nominee is or has been: (a) indebted to MID or its subsidiaries; or (b) indebted to any entity to which MID or its subsidiaries have provided a guarantee, a support agreement, a letter of credit, or any other financial assistance in support of his/her indebtedness; or (c) was paid or is owed any amounts by way of indemnification from the Company in fiscal 2010.

        To the knowledge of MID, except as disclosed below, none of the proposed nominees for Post-Closing Director (or a personal holding company of such person): (a) is or has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; (b) is or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; (c) is or has been in the last 10 years, a director, chief executive officer or chief financial officer of any company that, (i) was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (d) is or has been in the last 10 years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (e) has in the last 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person's assets.

        From on or about July 1, 2009 to December 31, 2010, Mr. Brody was a Director of Rock U.S. Holdings Inc. and its subsidiary entities. During that period, two single-asset subsidiary entities, Rock New York (at 183 Madison Avenue) LLC and Rock New York (100-104 Fifth Avenue) LLC voluntarily filed for bankruptcy protection under U.S. bankruptcy legislation in the U.S. Bankruptcy Court of Delaware. The properties were sold through court-approved pre-petition auction process.

        From on or about September 18, 2003 until June 24, 2004, Mr. Voorheis was a director of Atlas Cold Storage Holdings Inc. ("Atlas"), the entity through which Atlas Cold Storage Income Trust ("Atlas Income Trust") carried on its business. From on or about January 2004 to June 2004, Mr. Dey was a director of Atlas and a trustee of Atlas Income Trust. The OSC issued a management cease trade order relating to any trading in securities of Atlas Income Trust as a result of Atlas Income Trust not having filed its 2003 third quarter financial statements by the required deadline. The order was made against the trustees of Atlas Income Trust, certain members of the board of directors of Atlas and certain other then current and former officers of Atlas. The cease trade order remained in effect until May 11, 2004, following the remediation of the filing default.

        Mr. Voorheis was a director of Hollinger Inc. ("Hollinger") from May 2006 to June 2008 and its Chief Executive Officer from April 2007 to June 2008. Prior to Mr. Voorheis' involvement in Hollinger (on May 18, 2004), the OSC issued a temporary cease trade order that prohibited certain directors, officers and insiders of Hollinger from trading in securities of Hollinger, subject to certain exceptions, as a result of Hollinger's failure to file financial statements on a timely basis as required under Ontario securities laws. On June 1, 2004, the OSC issued a management cease trade order (the "MCTO") (later varied on March 8, 2005, August 10, 2005 and April 28, 2006). The April 28, 2006 variation added the then current directors and officers of Hollinger to the list of persons subject to the MCTO. The MCTO was later revoked on April 10, 2007 by an OSC order, after remediation by Hollinger of its historical continuous disclosure record on March 7, 2007. Related cease trade orders were also issued by securities regulatory authorities in British Columbia on May 31, 2004 and Alberta on June 10, 2004 but were revoked, or expired, following the revocation of the MCTO by the OSC.

        On August 1, 2007, Hollinger obtained an initial order for creditor protection from the court under the Companies' Creditors Arrangement Act (Canada) and made a concurrent application for a companion order under Chapter 15 of the United States Bankruptcy Code. These proceedings included Hollinger and its wholly-owned subsidiaries, Sugra Limited and 4322525 Canada Inc. The initial order and the U.S. proceedings provided for an initial stay period of 30 days, and were subsequently extended. On May 26, 2008, the Court approved an agreement (announced by Hollinger on May 14, 2008) between Hollinger and its two principal creditors addressing matters in dispute among those parties and which stated that Mr. Voorheis would be resigning as an officer and director of Hollinger. On June 17, 2008, Mr. Voorheis resigned as a director and officer of Hollinger. The Series II preference shares and the common shares of Hollinger are subject to a cease trader order issued by the OSC on July 23, 2008. Hollinger has stated that the cease trade order was issued as a result of Hollinger's determination, in the interests of reducing its costs for the benefit of its stakeholders, not to prepare and file annual audited financial statements and other annual disclosure documents in respect of Hollinger's financial year ended March 31, 2008. Consequently, following June 30,

2008, Hollinger has been in default of its continuous disclosure filing requirements under Canadian securities laws.

        In accordance with the terms and conditions of the Agreement with Initiating Shareholders, the Stronach Shareholder is permitted to vote on the resolution for the election of the nominees for Post-Closing Directors and is precluded from directly or indirectly nominating or voting for the election of any other persons to become Post-Closing Directors.

Re-Appointment of Auditor

        At the Meeting, Shareholders will be asked to re-appoint Ernst & Young LLP as the Auditor of the Company, based on the recommendation of the Audit Committee and the Board. Ernst & Young LLP has been the Auditor of the Company since the Company's spin-out as a public company from Magna on August 29, 2003. The persons named in the accompanying forms of proxy will, in the case of a ballot and in the absence of specifications or instructions to withhold from voting on the form of proxy, vote for the re-appointment of Ernst & Young LLP as the Auditor of the Company to hold office until the next annual meeting of Shareholders and to authorize the Audit Committee to fix the Auditors' remuneration.

        Representatives of Ernst & Young LLP are expected to attend the Meeting, will have an opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions.

Review and Consideration of Financial Statements

        Shareholders will be provided an opportunity to receive and consider the Annual Report, including the Consolidated Financial Statements of the Company for the financial year ended December 31, 2010 and the Auditor's Report thereon. In accordance with the Interim Order, MID has received an exemption from applicable requirements under the OBCA to have mailed such documents to Shareholders by not less than 21 days prior to the Meeting. Such relief has been sought by MID due to the fact that the Annual Report, including the Consolidated Financial Statements of the Company for the financial year ended December 31, 2010 and the Auditor's Report thereon, will not be finalized in sufficient time to meet the deadline. However, as required by the Interim Order, such documents will be mailed to Shareholders and filed on SEDAR and EDGAR by March 14, 2011, and such documents will be available for consideration by the Shareholders at the Meeting.

SELECTED PRO FORMA FINANCIAL INFORMATION

Unaudited Pro Forma Consolidated Balance Sheet

        The unaudited pro forma consolidated balance sheet set out below gives effect to the Arrangement as if it had occurred on September 30, 2010 and is based on the unaudited consolidated balance sheet of MID as at September 30, 2010 which is included in the unaudited amended and restated interim consolidated financial statements for the three and nine month periods ended September 30, 2010.

MI Developments Inc.
Unaudited Pro Forma Consolidated Balance Sheet
September 30, 2010
(U.S. dollars in thousands)

	MID Consolidated	Eliminations Racing & Gaming Business	Eliminations Real Estate Land Under Development and Related Working Capital	Other Pro Forma Adjustments		MID Pro Forma
ASSETS			2 (b )
Current assets:
Cash and cash equivalents	111,785	(13,233)	(367)	(49,996)	2 (c),(d),(e), (f),(g),(k)	48,189
Restricted cash	10,655	(10,655)	—	—		—
Accounts receivable	21,154	(18,771)	(197)	—		2,186
Income taxes receivable	2,381	(686)	—	—		1,695
Receivables of Reorganized MEC	29,454	(13,477)	—	—	2 (a)	15,977
Inventories	5,610	(5,610)	—	—		—
Prepaid expenses and other	11,971	(3,953)	(241)	—		7,777

	193,010	(66,385)	(805)	(49,996)		75,824
Real estate properties, net	1,699,173	(350,378)	(173,551)	—		1,175,244
Fixed assets, net	15,025	(14,826)	—	—		199
Other assets	61,116	(56,770)	—	—		4,346
Deferred rent receivable	13,484	—	—	—		13,484
Intangible assets, net	26,591	(26,591)	—	—		—
Goodwill	15,790	(15,790)	—	—		—
Future tax assets	10,297	(7,586)	—	—		2,711

Total assets	2,034,486	(538,326)	(174,356)	(49,996)		1,271,808

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness	32,044	—	—	—		32,044
Accounts payable and accrued liabilities	64,311	(45,879)	(697)	—		17,735
Income taxes payable	10,820	(463)	—	16,288	2 (h)	26,645
Long-term debt due within one year	2,235	—	—	—		2,235
Deferred revenue	6,792	(1,511)	—	—		5,281

	116,202	(47,853)	(697)	16,288		83,940
Senior unsecured debentures, net	255,191	—	—	—		255,191
Other long-term liabilities	4,137	(4,137)	—	—		—
Future tax liabilities	73,708	(32,860)	(2,959)	—		37,889

Total liabilities	449,238	(84,850)	(3,656)	16,288		377,020

Shareholders' equity:
Class A Subordinate Voting Shares	1,506,088	—	—	(1,506,088)	2 (j)	—
Class B Shares	17,866	—	—	(17,866)	2 (i),(j)	—
Common Shares	—	—	—	1,512,093	2 (j)	1,512,093
Contributed surplus	58,916	—	—	—		58,916
Deficit	(174,885)	(453,082)	(170,700)	(54,423)	2 (c),(d),(e),(f), (g),(h),(i),(k)	(853,090)
Accumulated other comprehensive income	177,263	(394)	—	—		176,869

Total shareholders' equity	1,585,248	(453,476)	(170,700)	(66,284)		894,788

Total liabilities and shareholders' equity	2,034,486	(538,326)	(174,356)	(49,996)		1,271,808

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2010

        1.     Basis of Presentation

  Except for terms defined herein, all other capitalized terms are as defined in this Circular.

  The Arrangement

  The Arrangement contemplates the elimination of MID's dual class share structure through:

  (a)
  the purchase for cancellation of all 363,414 Class B Shares held by the Stronach Shareholder upon the transfer to the Stronach Purchaser of MID's horseracing, gaming and certain real estate development and other assets (and associated liabilities), including $20 million of working capital as of January 1, 2011; and

  (b)
  the purchase for cancellation by MID of each of the other 183,999 outstanding Class B Shares in consideration for 1.2 Class A Subordinate Voting Shares per Class B Share. Following cancellation of the Class B Shares, the Class A Subordinate Voting Shares will be renamed "Common Shares".

  Upon completion of the Arrangement, MID will retain its income producing real estate property business. Pursuant to the Arrangement Agreement, MID will:

  (a)
  contribute to, or expend in connection with the Transferred Assets cash in the amount of $3.8 million multiplied by the number of months from February 1, 2011 to the Effective Date plus $2.5 million;

  (b)
  reimburse the Initiating Shareholders for their reasonable legal and advisory fees incurred in connection with the Arrangement and up to $1 million for certain other legal and advisory fees, and reimburse the Stronach Shareholder for up to $1 million of legal and advisory fees incurred in connection with the Arrangement;

  (c)
  be responsible for its own income taxes in respect of the disposition of certain real estate development properties included in the Transferred Assets and 50% of all transfer and other similar taxes and 50% of certain consent fees, in each case, incurred in connection with the Pre-Arrangement Reorganization and Transfer Agreement transactions; and

  (d)
  purchase directors' and officers' liability insurance for MID's current and former directors and officers.

  Basis of Accounting

  The accompanying unaudited Pro Forma Consolidated Balance Sheet of MID as of September 30, 2010 (the "MID Pro Forma Balance Sheet"), has been prepared on a pro forma basis after giving effect to the completion of the Arrangement. In this respect, the unaudited consolidated Balance Sheet of MID at September 30, 2010 (the "MID September 30, 2010 Balance Sheet") which is included as part of the amended and restated unaudited interim financial statements of MID as at and for the nine months ended September 30, 2010 (the "MID September 30, 2010 Financial Statements"), has been adjusted as if the contractual obligations of MID pursuant to the Arrangement Agreement were completed on September 30, 2010. The Effective Date of the Arrangement is expected to be on or before June 30, 2011, subject to satisfaction or waiver of the applicable conditions. The MID Pro Forma Balance Sheet excludes the impact of any income or expenditures or other transactions relating to the ongoing business of MID occurring subsequent to September 30, 2010 and up until the Effective Date.

  The MID Pro Forma Balance Sheet has been prepared in accordance with U.S. generally accepted accounting principles.

  The accounting policies used in the preparation of the MID Pro Forma Balance Sheet are consistent with those disclosed in the MID September 30, 2010 Financial Statements. The MID Pro Forma Balance Sheet should be read in conjunction with the MID September 30, 2010 Financial Statements.

  The MID Pro Forma Balance Sheet is based upon information and assumptions (as outlined in note 2) that management believes are consistent with the Arrangement. However, certain aspects of the Arrangement, such as the fair value of the Transferred Assets and certain costs of MID's contractual obligations pursuant to the Arrangement Agreement will not be known with certainty until the Effective Date. Accordingly, the actual adjustments will differ from the MID Pro Forma Balance Sheet adjustments, and such differences could be material.

  The MID Pro Forma Balance Sheet is for illustrative and informational purposes only and is not indicative of the future financial condition of MID.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2010

2.     Pro Forma Adjustments and Assumptions

  Adjustments to the MID Pro Forma Balance Sheet reflect the following:

  (a)
  The Racing and Gaming Business eliminations have been derived from MID's accounting records and have been adjusted to remove 50% of the Lone Star Receivable ($13.5 million).

  (b)
  The Real Estate Land Under Development represents substantially all of the properties owned by MID as described under "Real Estate Business — Development Properties (Land and improvements)" in note 6(a) of the notes to the MID September 30, 2010 Financial Statements, adjusted for the exclusion of a development property in Tillsonburg, Ontario and the inclusion of a property in the United States previously disclosed as an income producing property. The related Working Capital eliminations are account balances in MID's accounting records that are directly attributable to the development properties being transferred as part of the Transferred Assets under the Arrangement.

  (c)
  The Arrangement requires that MID contribute to, or expend in connection with, the Transferred Assets cash in the amount of $3.8 million multiplied by the number of months from February 1, 2011 to the Effective Date plus $2.5 million. The MID Pro Forma Balance Sheet assumes the Effective Date to be June 30, 2011. Accordingly, cash and cash equivalents and Deficit have been reduced by $21.5 million.

  (d)
  Estimated cash contribution of $14.8 million by MID to reflect working capital of the Transferred Assets of $20 million as of January 1, 2011. The amount of the cash contribution for purposes of the MID Pro Forma Balance Sheet was determined using the working capital balances of the Transferred Assets as of September 30, 2010.

  (e)
  Estimated legal and other fees of $8.7 million expected to be incurred as a result of the Arrangement to be paid by MID which are assumed to be fully paid by MID on or prior to the Effective Date.

  (f)
  All transfer and other similar taxes, excluding income taxes, associated with the Pre-Arrangement Reorganization and the Transfer Agreement transactions are to be borne equally by MID and the Stronach Shareholder. The estimated 50% portion to be paid by MID on or prior to the Effective Date is approximately $2.0 million.

  (g)
  MID may purchase prepaid non-cancellable directors' and officers' liability insurance for MID's present and former directors and officers. The estimated cost to be paid by MID on or prior to the Effective Date is $3.0 million.

  (h)
  MID is responsible for income taxes arising from the transactions required to complete the Arrangement. The estimated income tax liability may be materially different based on the classification (income vs. capital) of the Purchased Ontario Real Properties included in the Transferred Assets, which will be disposed of by MID as part of the Pre-Arrangement Reorganization.

  (i)
  Under the Arrangement, 363,414 Class B Shares held by the Stronach Shareholder will be cancelled upon the transfer of the Transferred Assets. The purchase for cancellation of the Class B Shares in consideration for the distribution of the Transferred Assets is recorded in Deficit. Any gain or loss from the difference between the carrying values and the fair values on the transfer of the Transferred Assets and the purchase for cancellation of the Class B Shares has not been included in the MID Pro Forma Balance Sheet.

  (j)
  MID will purchase for cancellation the remaining 183,999 Class B Shares not held by the Stronach Shareholder in consideration for 1.2 Class A Subordinate Voting Shares per Class B Share. Upon completion of the Arrangement, all Class A Subordinate Voting Shares will be renamed Common Shares. The MID Pro Forma Balance Sheet has been prepared assuming that there are no Dissenting Class B Shareholders.

  (k)
  The MID Pro Forma Balance Sheet assumes that no Special Dividend will be payable as part of the Arrangement.

INFORMATION REGARDING MID

Description of MID's Business

        The following is a brief description of the business of MID that will be updated by, and should be read in conjunction with, MID's Annual Information Form and Annual Report for the year ended December 31, 2010, to be filed on SEDAR and EDGAR by March 14, 2011.

Real Estate Business

        MID is a real estate operating company engaged in the ownership, management, leasing, development and acquisition of industrial and commercial real estate properties. MID also owns land for industrial development and owns and acquires land that it intends to develop for mixed-use and residential projects.

        MID is the successor to Magna's real estate division, which prior to MID's spin-off from Magna on August 29, 2003 was organized as an autonomous business unit within Magna. The primary objective of the real estate business is to increase cash flow from operations, net income and the value of MID's assets in order to maximize the return on MID's shareholders' equity over the long term. MID's real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale.

        MID's income-producing properties consist of heavy industrial manufacturing facilities, light industrial properties, corporate offices, product development and engineering centres and test facilities. At December 31, 2010, MID's real estate business included a global portfolio of 106 income producing industrial and commercial properties located in nine countries: Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and Poland. This portfolio of income-producing properties represents 27.5 million square feet of leaseable area with a net book value of approximately $1.2 billion at September 30, 2010. The lease payments are primarily denominated in three currencies: the Euro, the Canadian dollar and the U.S. dollar. These properties are leased primarily to members of the Magna group by way of operating leases, which provide approximately 98% of the annual real estate revenue generated by MID's income-producing properties.

        MID's properties held for development consist of: (a) lands held for future industrial expansion; (b) lands that were originally banked for industrial use but for which the current industrial use is not the highest and best use; and (c) development lands acquired previously from MEC in respect of which MID is seeking planning and zoning changes in order to develop mixed-use and residential projects. At September 30, 2010, MID's properties held for development included approximately 1,400 acres with a total net book value of $170.8 million. Substantially all of the properties held for development by MID will be acquired by the Stronach Purchaser if the Arrangement is implemented.

Business and Operations of Magna, MID's Principal Tenant

        Magna is the most diversified global automotive supplier. Magna designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. As of September 30, 2010, Magna and its subsidiaries were the tenants of all but 15 of MID's income producing properties.

        Magna is a public company, with its common shares listed for trading on the NYSE and the TSX. MID's Chairman, Frank Stronach, is also the founder and Chairman of the Board of Directors of Magna.

        Magna's sales for the nine months ended September 30, 2010 were approximately $17.5 billion and its net income for the same period was approximately $757 million. As at February 22, 2011, Magna is rated "BBB" with a positive outlook by Standard & Poor's and "BBB(high)" with a stable outlook by DBRS Limited. As at September 30, 2010, Magna's operations included 245 manufacturing operations and 80 product development, engineering and sales centres in 25 countries.

        Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, metal body and structural systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems and complete vehicle engineering and assembly.

Racing and Gaming Business

        Effective following the close of business on April 30, 2010, as a result of the implementation of the MEC Plan, MID became the owner and operator of horse racetracks and a supplier, via simulcasting, of live horseracing content to the intertrack, off-track and account wagering markets through the transfer of certain former MEC assets to MID.

        At September 30, 2010, MID's racing and gaming business owned and operated four thoroughbred racetracks located in the United States, as well as the simulcast wagering venues at these tracks, which consist of: Santa Anita Park, Golden Gate Fields, Gulfstream Park (which includes a casino with alternative gaming machines) and Portland Meadows. In addition, MID operates: XpressBet®, a United States based national account wagering business; AmTote, a provider of totalisator services to the pari-mutuel industry; and a thoroughbred training centre in Palm Meadows, Florida. MID's racing and gaming business also includes: a 50% joint venture interest in The Village at Gulfstream Park™, an outdoor shopping and entertainment centre located adjacent to Gulfstream Park; a 50% joint venture interest in HRTV, LLC, which owns Horse Racing TV®, a television network focused on horseracing and, effective July 1, 2010, a 51% interest in Maryland RE & R LLC, a joint venture with real estate and racing operations in Maryland, including Pimlico Race Course, Laurel Park and a thoroughbred training centre and a 49% joint venture interest in Laurel Gaming LLC, a joint venture established to pursue gaming opportunities at the Maryland properties.

        The entirety of the Racing and Gaming Business is included within the Transferred Assets to be acquired by the Stronach Purchaser pursuant to the Arrangement. Pursuant to the Forbearance Agreement, following the Effective Date MID will be restricted from engaging in or having an interest in, directly or indirectly, any business related to horseracing or gaming.

Recent Developments

        On October 4, 2010, MID announced that it had been advised that STAC, a corporation controlled by associates of Mr. Stronach, intended to make the Proposed STAC Offer. STAC has advised MID that, as a result of the Arrangement Proposal, it has suspended the Proposed STAC Offer.

        On November 10, 2010, MID announced that it received a proposal from Minor Racing to acquire from MID for a price in the range of $150 million to $170 million the following assets of MID: Santa Anita Park, Golden Gate Fields, The Maryland Jockey Club, Portland Meadows, AmTote and XpressBet. Minor Racing also proposed to acquire Gulfstream Park (including MID's interest in The Village at Gulfstream Park™, a joint venture with Forest City Enterprises, Inc.) and all of MID's other Florida racing related assets, for an additional $150 million, although the proposal was not conditioned on the inclusion of these assets. The proposal was subject to due diligence and assumed that the assets would be acquired debt free and that the acquired entities would be working capital neutral. No discussions have been held between MID and Minor Racing in regards to this proposal.

        On November 11, 2010, Dennis Mills resigned from his position as Chief Executive Officer of MID, but continued in his role as Vice-Chairman and director of MID. Frank Stronach was appointed as Chief Executive Officer of MID at such time, and has continued in his role as Chairman of MID.

        Also on November 11, 2010, the operations of MID were further formally separated into Real Estate and Racing and Gaming Divisions. Lyle Strachan was appointed as Executive Vice-President, Finance of the Racing and Gaming Division, and Mike Rogers was appointed as Vice-President, Operations of the Racing and Gaming Division. The Real Estate Division remains under the management of MID's current officers.

        On December 22, 2010, MID announced that it had received the Arrangement Proposal and constituted the Special Committee to review the terms of the Arrangement Proposal.

        The foregoing recent developments are described in more detail in "The Arrangement and Associated Transactions — Background to the Proposed Arrangement".

        MID is in the process of finalizing its financial results for the year ended December 31, 2010. As part of this process MID performs an annual goodwill impairment test and considers whether there are indicators of impairment for its long lived assets. While this process is not complete, MID has determined based on developments in the fourth quarter of 2010 that the goodwill recorded at its equity investee, Maryland Jockey Club ("MJC"), may require an impairment provision resulting in a reduction in the carrying value of its investment in MJC of approximately $15.0 million.

        On February 9, 2011, Mr. Rocco Liscio, MID's Chief Financial Officer, passed away suddenly. Upon the recommendation of the Corporate Governance and Compensation Committee, the Board appointed Mr. John Simonetti on February 17, 2011 as the interim Chief Financial Officer of MID.

        On February 15, 2011, MID announced that it had learned through media reports that certain Cordish companies ("Cordish") have filed a Complaint for Damages ("Complaint") against MJC, a joint venture entity of MID, and other defendants, in Baltimore City Circuit Court for allegedly conspiring to defame Cordish, which plans to build a slot machine casino at the Arundel Mills Mall in Maryland. Along with MJC and MID, some of the other defendants are Penn National Gaming Inc. and Frank Stronach. MJC has previously successfully defended other litigation brought by Cordish and MID believes this Complaint to be similarly meritless.

Description of MID Share Capital

        MID's authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, 706,170 Class B Shares and an unlimited number of preference shares issuable in series, all with no par value. As of February 22, 2011, there were 46,160,564 Class A Subordinate Voting Shares, 547,413 Class B Shares and no Preference Shares issued and outstanding, and the votes attaching to the Class A Subordinate Voting Shares represented 14.4% of the aggregate voting rights attached to MID's securities. The Stronach Trust indirectly controls 363,414 Class B Shares, representing approximately 56.8% of the aggregate voting rights attached to MID's securities. Following the completion of the Arrangement, MID will have approximately 46,381,362 Common Shares outstanding, each of which will carry one vote per share and there will be no Class B Shares outstanding. Upon completion of the Arrangement, it is expected the votes attaching to the currently outstanding Class A Subordinate Voting Shares will represent greater than 99% of the aggregate voting rights attached to MID's securities. Associates of Mr. Stronach will hold less than 1% of the Common Shares.

Class A Subordinate Voting Shares

        The holders of Class A Subordinate Voting Shares are entitled to the following:

  •
  to cast one vote for each Class A Subordinate Voting Share held at all meetings of Shareholders, and to be present at such meetings, other than meetings of the holders of another class or series of shares;

  •
  on a pro rata basis with the holders of Class B Shares, to receive any dividends (except for stock dividends as described below) that may be declared by the Board, subject to the preferential rights attaching to shares ranking in priority to the Class A Subordinate Voting Shares and Class B Shares; and

  •
  after the payment of all of MID's liabilities and subject to the rights of the holders of MID's shares ranking in priority to the Class A Subordinate Voting Shares and Class B Shares (including holders of MID's preference shares), to receive, on a pro rata basis with the holders of Class B Shares, all of MID's property and net assets available for distribution in the event of MID's liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of MID's assets among the Shareholders for the purpose of winding-up MID's affairs.

Class B Shares

        The holders of Class B Shares are entitled to the following:

  •
  to cast 500 votes for each Class B Share held at all meetings of Shareholders, and to be present at such meetings, other than meetings of the holders of another class or series of shares;

  •
  on a pro rata basis with the holders of Class A Subordinate Voting Shares, to receive any dividends (except for stock dividends as described below) that may be declared by the Board, subject to the preferential rights attaching to shares ranking in priority to the Class A Subordinate Voting Shares and Class B Shares;

  •
  after the payment of all MID's liabilities and subject to the rights of the holders of MID's shares ranking in priority to the Class B Shares and Class A Subordinate Voting Shares (including holders of MID's preference shares), to receive, on a pro rata basis with the holders of Class A Subordinate Voting Shares, all of MID's property and net assets available for distribution in the event of MID's liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of MID's assets among the shareholders for the purpose of winding-up MID's affairs; and

  •
  at any time to convert the Class B Shares into Class A Subordinate Voting Shares on a one-for-one basis.

Amendments to MID's Share Provisions and Other Matters

        The provisions attaching to the Preference Shares, to a series of Preference Shares, to Class A Subordinate Voting Shares and to Class B Shares may not be deleted or varied without the approval of the holders of the class or series concerned. In addition, no shares of a class ranking prior to or on a parity with MID's preference shares, Class A Subordinate Voting Shares or Class B Shares may be created without the approval of the holders of the class or each series of the class concerned. Any approval required to be given must be given by the vote of two-thirds of those shares voted at a meeting of the holders of the class or series concerned duly called for that purpose in addition to any other consent or approval required by law. Neither the Class A Subordinate Voting Shares nor the Class B Shares may be subdivided, consolidated, reclassified or otherwise changed unless, contemporaneously therewith, the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Stock Dividends

        Under MID's articles of amalgamation, the Board may declare a simultaneous dividend payable on Class A Subordinate Voting Shares in Class A Subordinate Voting Shares and payable on Class B Shares in Class A Subordinate Voting Shares or in Class B Shares. No dividend payable in Class B Shares may be declared on Class A Subordinate Voting Shares.

Take-Over Protection

        Under applicable Canadian law, an offer to purchase Class B Shares would not necessarily result in an offer to purchase Class A Subordinate Voting Shares. Accordingly, MID's articles of amalgamation provide that Class A Subordinate Voting Shares are convertible into Class B Shares on a one-for-one basis, at the option of the holder, upon an offer being made for Class B Shares where:

  •
  by reason of applicable securities legislation or stock exchange requirements, the offer must be made to all or substantially all holders of Class B Shares; and

  •
  no equivalent offer is made for Class A Subordinate Voting Shares;

for the purpose of allowing the holders of Class A Subordinate Voting Shares to tender into such offer.

Dividend Policy

        Class A Shareholders and Class B Shareholders are entitled to receive such dividends as may be declared by the Board on a pro rata basis, subject to the preferential rights attaching to MID's preference shares (none of which have been issued as of February 22, 2011) and to any other shares of MID ranking in priority to the Class A Subordinate Voting Shares and Class B Shares.

        Over the course of the 2009 and 2010 fiscal years, the Company declared dividends amounting to an aggregate of $1.10 per MID Share.

Price Range and Trading Volumes of Shares

        The Class A Subordinate Voting Shares are listed on the TSX under the symbol "MIM.A" and on the NYSE under the symbol "MIM". The following table sets forth for the periods indicated the high and low closing prices per Class A Subordinate Voting Share and volumes of Class A Subordinate Voting Shares traded on such exchanges as compiled from published financial sources for the periods indicated:

Month	TSX High (Cdn.$)	TSX Low (Cdn.$)	Volume	NYSE High	NYSE Low	Volume
2011
February 1–February 22	28.52	27.25	38,521	28.87	27.39	2,727,855
January	27.87	26.00	111,171	28.11	26.27	2,665,801
2010
December	30.73	16.10	163,594	30.77	16.10	5,686,038
November	17.16	14.73	239,788	17.09	14.43	1,863,411
October	15.27	10.89	326,121	15.04	10.67	3,735,745
September	11.90	10.83	617,191	11.28	10.48	1,501,328
August	13.05	11.97	219,615	12.80	11.17	1,821,036
July	13.21	12.75	298,714	12.74	12.07	1,053,999
June	13.70	12.90	31,715	13.40	12.15	962,324
May	14.19	12.77	171,636	13.75	12.66	1,215,495
April	14.33	13.05	329,283	14.41	12.94	1,143,802
March	13.34	12.70	189,907	13.22	11.90	704,580
February	13.30	12.51	106,257	12.68	11.80	1,117,301
January	14.79	12.52	183,841	14.28	11.75	1,394,813

Source: TSX Market Data, Bloomberg

        The Class B Shares are listed on the TSX under the symbol "MIM.B". The following table sets forth for the periods indicated the high and low closing prices per Class B Share and volumes of Class B Shares traded on such exchanges as compiled from published financial sources for the periods indicated:

Month	TSX High (Cdn.$)	TSX Low (Cdn.$)	Volume
2011
February 1–February 22(1)	—	—	—
January	33.00	33.00	818
2010
December	33.00	18.24	6,728
November	17.00	17.00	100
October	15.10	14.00	300
September	13.25	13.25	175
August	13.75	13.75	105
July(1)	—	—	—
June	13.90	13.90	150
May	14.25	14.25	230
April	14.85	14.15	1,500
March	14.00	13.20	620
February	13.00	12.02	311
January(1)	—	—	—

Source: TSX Market Data

Note:

(1)
During these months, no board lot trades of Class B Shares were completed, and data is accordingly not available.

        The closing price of the Class A Subordinate Voting Shares on the TSX and NYSE on December 21, 2010, the last trading day prior to the announcement by MID of the Arrangement Proposal, was Cdn.$19.82 and $19.06 respectively. The closing price of the Class A Subordinate Voting Shares on the TSX and NYSE on February 22, 2011, the last trading day prior to the date of this Circular, was Cdn.$27.25 and $27.39, respectively.

        The closing price of the Class B Shares on the TSX on December 16, 2010, the last trading day prior to the announcement by MID of the Arrangement Proposal on which a board lot trade of Class B Shares was completed, was Cdn.$14.00. The closing price of the Class B Shares on the TSX on January 12, 2011, the last trading day prior to the date of this Circular on which a board lot trade of Class B Shares was completed, was Cdn.$33.00.

Prior Sales

        During the last twelve months, MID has not issued any securities of MID other than pursuant to the Stock Option Plan.

Prior Distributions

        Upon the exercise of options issued pursuant to the Stock Option Plan, MID has made the following distributions of Class A Subordinate Voting Shares during the five years preceding the date of the Circular:

Date	Distribution	Distribution Price per Security (Cdn.$)	Aggregate Gross Proceeds (Cdn.$)
September 18, 2006	30,000	31.85	955,500
October 16, 2006	10,000	35.62	356,200
February 8, 2007	35,000	31.85	955,500
March 5, 2007	3,456	35.62	123,103

        MID has not made any distributions of Class B Shares during the five years preceding the date of the Circular.

Compensation Discussion and Analysis

        This section describes and explains all significant elements of compensation for the financial year ended December 31, 2010 awarded to, earned by, paid to, or payable to: (a) MID's Chief Executive Officer ("CEO"), Chief Financial Officer and each of the next three most highly compensated executive officers of MID on an annualized basis, including the Chairman of the Board; and (b) MID's former Chief Executive Officer (collectively, the "Named Executive Officers").

Objectives of Compensation Philosophy

        The objectives of MID's compensation philosophy are to foster the unique entrepreneurial corporate culture created by Mr. Frank Stronach, the Chairman, current CEO, and founder of both the Company and Magna, and to attract, retain and motivate skilled, entrepreneurial senior managers of the highest integrity. Further, the Company's compensation philosophy seeks to align the interests of management with the interests of shareholders and other stakeholders.

        MID's entrepreneurial culture has several key elements. First, MID consistently emphasizes decentralization, which provides management with a high degree of autonomy at all levels of operation and which increases MID's flexibility. Second, the Company maintains an executive compensation program that will help it attract and retain the executive talent needed to grow and further the strategic interests of the business, providing talented executives with good reason for remaining with the Company and continuing in their efforts to improve shareholder value. Third, pay received by the executives will be commensurate with the business challenges resolved and their own individual contribution.

        MID's compensation philosophies enable it to maintain an environment that encourages management productivity, ingenuity and innovation. MID believes that its financial rewards for Named Executive Officers position MID for sustained growth, a strong balance sheet and long-term growth in shareholder value.

Comparator Group and Review of Compensation Structure

        Historically, the Company has had relatively few, if any, direct comparables given that: (a) it has both real estate operations and racing and gaming interests; and (b) the real estate business of MID has been conducted as a real estate operating company rather than as a real estate investment trust.

        Given that management has been required to spend a significant amount of time and effort over the past year working on the acquisition and integration of the Racing and Gaming Business and a significant amount of time and effort over prior years working on matters relating to the Company's investment in MEC, the Corporate Governance and Compensation Committee has taken this into account when making compensation decisions.

Chairman's Compensation

        Historically, Mr. Stronach has received annual compensation from MID of $200,000 for serving in the role of Chairman of the Board. However, Mr. Stronach has a unique role at MID given that he is the founder of Magna, and therefore the founder of MID given that MID began as a division of Magna. Accordingly, during 2008, the Corporate Governance and Compensation Committee began a process of undertaking a review of what level of compensation was appropriate for the Chairman, both in relation to his current role and any future roles he assumes with the Company.

        The Corporate Governance and Compensation Committee determined that the Chairman's compensation should be structured, as is the case for all officers of the Company, to reflect the workload, responsibility and requirements of his unique role. Moreover, the Corporate Governance and Compensation Committee determined that the level of compensation should be based on the profits of the Company's real estate business and consistent with the Company's compensation philosophy.

        On January 31, 2011, the Corporate Governance and Compensation Committee recommended to the Board and the Board approved the payment of a bonus payment for 2010 (as set out in the summary compensation table on page 75 below) to an affiliate company of Mr. Stronach of $2,000,000 on the basis of his extensive services rendered to and on behalf of the Company over the past several years.

Committee's Process for Arriving at Compensation Decisions

        The Corporate Governance and Compensation Committee is provided with information and data from management to support its decision-making. The Corporate Governance and Compensation Committee also supplements the information and data provided by management with additional sources to test its objectivity. Management also provides the Corporate Governance and Compensation Committee with perspectives on the performance of the business as well as on individual performance in order to assist the Corporate Governance and Compensation Committee in making its recommendations to the Board. Although the CEO typically participates in the meetings of the Corporate Governance and Compensation Committee, the Corporate Governance and Compensation Committee frequently meets in executive session without management present and also from time to time holds meetings that management does not attend.

        When making compensation recommendations for the Named Executive Officers, the Corporate Governance and Compensation Committee considers market data, the financial and operating performance of the Company and the completion of any extraordinary transactions. The Corporate Governance and Compensation Committee also considers the individual's performance, tenure, experience, commitment to the Company, demonstrated leadership, and any retention concerns. The Corporate Governance and Compensation Committee weighs each of these factors and, utilizing its judgment, may place more or less emphasis on any one factor at any given time. In making compensation decisions relating to the Named Executive Officers, the Chairman of the Corporate Governance and Compensation Committee seeks input and perspective from the Chairman of the Board. With respect to decisions relating to all Named Executive Officers other than the CEO, the Chairman of the Corporate Governance and Compensation Committee also seeks input and perspective from the CEO.

        The Chairman of the Corporate Governance and Compensation Committee provides regular reports to the Board regarding discussions, actions and recommendations made by the Corporate Governance and Compensation Committee. The Committee and the Board make all decisions with respect to management compensation, including the CEO's compensation, without management in attendance.

Elements of Compensation

        In order to achieve the compensation strategy objectives and to reward the conduct described above, members of executive management receive a remuneration package consisting of a base salary and discretionary bonus, together with stock options. As explained more fully below, given that MID has effectively been unable to utilize its stock option program in 2010 and at other times in previous years, MID did undertake certain changes to its compensation structure in 2010.

  Base Salaries

        In 2009 and previous years, MID paid fixed base salaries to all members of executive management equal to $200,000. In 2010, the Corporate Governance and Compensation Committee recommended, and the Board approved, a change to the base salary structure payable to MID executives. The 2010 base salary change amounted to the 2009 base salary and 2009 annual incentive bonus. The Named Executive Officers were still eligible for 2010 discretionary bonuses. The change to the 2010 base salary was precipitated by a change in MID's asset mix and operations.

  Discretionary Bonus

        Following the change to the base salary compensation program discussed above, the Corporate Governance and Compensation Committee and the Board determined that a purely discretionary bonus compensation structure was appropriate in 2010 and would be reviewed in future years. The discretionary bonus awards are intended to motivate and reward participants for achieving annual business objectives and for making decisions and taking actions consistent with the Company's long-term focus and are not intended to be the most significant component of an executive's compensation. The discretionary bonus is based on both the performance of the Company and the individual executive officer. The performance of the individual executive officer is based on a subjective, non-formulaic evaluation of the degree to which that executive officer has advanced the interests of the Company and his contribution in completing extraordinary transactions, such as the MEC Plan and the Penn National joint venture. Additional factors such as market data, the financing and operating performance of the Company, the executive's performance, tenure, experience, commitment to the Company and any retention concerns are also considered when making decisions regarding the discretionary bonus.

  Long-Term Incentives

        In 2003, on the recommendation of the Corporate Governance and Compensation Committee, the Board implemented an ongoing stock option program involving the possibility of annual grants under the Stock Option Plan (as defined and described below under the heading "Option-Based Awards") to management and other eligible employees as part of their total compensation. The Corporate Governance and Compensation Committee believes that, in addition to the existing mandatory stock maintenance program, such a program will assist in retaining such employees by providing them with an opportunity for capital appreciation and will further align their interests with shareholders. As a result of the implementation of this program, as amended effective June 6, 2007, options may be granted on an annual basis by the Board on the recommendation of the Corporate Governance and Compensation Committee to members of management and eligible employees in respect of each fiscal year based on their individual performance and that of MID during the prior fiscal year.

        The Company intends that all Named Executive Officers and non-management directors should hold options to acquire Class A Subordinate Voting Shares. However, for a variety of reasons, including securities law trading restrictions, commonly referred to as "black-outs", the Company has frequently been unable to grant options to qualified individuals. See "Option Based Awards" below. The Company has, from time to time, provided waivers of the minimum stock ownership requirements.

        On August 12, 2010, the Board approved (on a recommendation from the Corporate Governance and Compensation Committee) granting to the outside directors an aggregate of 95,000 stock options to acquire Class A Subordinate Voting Shares. The options will expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.

        On December 22, 2010, the Board approved (based on a recommendation from the Corporate Governance and Compensation Committee) the vesting of all outstanding options. This amendment was made for various reasons, including the fact that for virtually all of 2010 MID was unable to issue additional options due to its trading black-out period (as described above) that lasted for the vast majority of 2010 (excluding the short period from August 18, 2010 to October 2, 2010). While Directors were issued additional options in August 2010 during the period during which the trading black-out was lifted, the Company intended to issue additional options to directors and officers during other times of the year but was not able to do so, and consequently the vesting of existing options at the end of 2010 was implemented as an equity-based incentive award in recognition of the successful completion of extraordinary transactions throughout the year, including the MEC Plan and the joint venture partnership with Penn National.

Written Employment Contracts

        MID enters into written employment contracts with its executive officers in order to reflect the terms of their employment, including compensation, severance, stock maintenance, confidentiality, non-solicitation and non-competition arrangements. Prior to the renewal and/or material amendment of each such contract, the Corporate Governance and Compensation Committee reviews the executive officer's compensation in the context of MID's historical compensation philosophies and policies and such officer's individual performance with the objective of ensuring that such compensation is commensurate with MID's performance. As part of its review policy, the Corporate Governance and Compensation Committee may choose to conduct reviews of total compensation with the assistance of external compensation consultants retained by the Corporate Governance and Compensation Committee using compensation for a comparator group of North American companies as well as its own compensation criteria and overall approach to ensure the continued competitiveness of MID's total compensation and effectiveness in achieving its compensation objectives.

        MID entered into an employment contract with Mr. Mills effective August 23, 2004 (as amended effective August 14, 2008 and amended and restated effective as of November 11, 2010 and December 22, 2010). Messrs. Cameron, Ciraco and Kumer are each currently employed under employment contracts entered into effective September 22, 2006, August 24, 2009 and August 21, 2001 respectively, each of such agreements having been amended and restated effective as of December 22, 2010. See further details under the heading "Change of Control and Termination Benefits" below. Mr. Liscio was employed by MID under an employment agreement entered into effective September 17, 2009, as amended and restated effective as of December 22, 2010, until he passed away on February 9, 2011.

        The Committee annually reviews the CEO's base salary, incentive bonus and long-term incentives. The CEO's base salary, incentive bonus and awards under the Stock Option Plan are set on the same basis as other executive officers described above. Mr. Stronach did not receive any compensation as CEO of the Company from November 11, 2010 to December 31, 2010.

Performance Graph

        The following graph compares the total cumulative shareholders' return (including dividends) until December 31, 2010 for Cdn.$100 invested in Class A Subordinate Voting Shares and Class B Shares on December 31, 2005 with the cumulative return of the S&P/TSX Total Return Composite Index.

Cumulative Total Returns
Value of Cdn.$100 Invested on December 31, 2005

Fiscal Period End	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010

MID Class A (Cdn.$)	$100.00	$105.82	$71.68	$24.40	$36.77	$80.18

MID Class B (Cdn.$)	$100.00	$104.26	$75.59	$30.74	$40.64	$91.68

S&P/TSX Composite (Cdn.$)	$100.00	$117.26	$128.79	$86.28	$116.53	$137.05

        The total cumulative shareholders' return from December 31, 2005 to December 31, 2010 for Cdn.$100 invested in the Class A Subordinate Voting Shares was Cdn.$80.18 and in the Class B Shares was Cdn.$91.68, in each case compared to Cdn.$137.05 for the S&P/TSX Total Return Composite Index over the same period.

        The relative underperformance of the Shares of MID as compared to the S&P TSX Total Return Composite Index over the period shown above reflects: (a) investors' reaction to the overall weakness in the automotive markets during certain portions of the relevant period, such markets being responsible for over 95% of MID's rental revenues; (b) overall weakness in the industrial real estate markets; (c) discussions with MID's shareholders during the relevant period concerning how the Company should be structured, managed and operated; and (d) the ongoing and increasing involvement of MID in the Racing and Gaming Business. Other than the MEC Chapter 11 proceedings, these factors have not had a material impact on the Company's profitability, which, particularly prior to the change in compensation structure detailed under the heading "Elements of Compensation — Base Salaries" above, increased over the period and resulted in increases in the incentive compensation of the Named Executive Officers based on profit participation.

Option-Based Awards

        The Company originally adopted a stock option plan just prior to the completion of the spin-out transaction on August 29, 2003 whereby the Company became a public company. That incentive stock option plan was approved and ratified by the shareholders of the Company at the annual meeting of shareholders held on May 11, 2004. At the Company's annual and special meeting held on May 11, 2007, an amended stock option plan (the "Stock Option Plan") was approved by shareholders and such amendments became effective on June 6, 2007.

        Pursuant to the terms of the Stock Option Plan, options may be granted to: (a) any employee or officer of the Company or its subsidiaries; (b) any director of the Company who is not a full-time employee of the Company or its subsidiaries; and (c) any person or company engaged to provide management, consulting or other services to or for the benefit of the Company or its subsidiaries. The Stock Option Plan provides that the price at which Class A Subordinate Voting Shares will be issued pursuant to an option shall not be less than the closing price of such shares on the trading day immediately prior to the date of the grant as quoted on the TSX (with respect to options denominated in Canadian currency) or on the NYSE (with respect to options denominated in United States currency). Options granted under the Stock Option Plan are not transferable other than by will or according to the laws of descent and distribution, and during the lifetime of a Stock Option Plan participant, options shall be exercisable only by such participant (or his or her guardian or legal representative). The Company does not provide any financial assistance to participants in order to facilitate the purchase of Class A Subordinate Voting Shares under the Stock Option Plan. The Company intends to comply with all applicable rules and regulations, including those of the TSX, in the event that amendments to the Stock Option Plan are proposed by the Board.

        Pursuant to the terms of the Stock Option Plan, the number of Class A Subordinate Voting Shares reserved for issuance to any one person pursuant to options shall not exceed 5% of the total issued and outstanding "participating shares" of the Company on a non-diluted basis. "Participating shares" refers to all classes of securities of the Company that carry a residual right to participate in the earnings of the Company and in its assets upon liquidation or winding-up, but does not include a class of securities that only carries such residual right if converted into or otherwise used to acquire another security. Furthermore, the Stock Option Plan provides that: (a) the number of Class A Subordinate Voting Shares reserved for issuance pursuant to options granted to insiders may not exceed 10% of the Company's then outstanding issue; (b) the number of Class A Subordinate Voting Shares issuable to insiders, within a one-year period, may not exceed 10% of the Company's then outstanding issue; and (c) the number of Class A Subordinate Voting Shares issuable to any one insider and such insider's associates, within a one-year period, may not exceed 5% of the Company's then outstanding issue.

        The following table provides information on the Company's stock-based compensation plans under which equity securities of the Company are authorized for issuance as at December 31, 2010. The Company does not have equity compensation plans that have not been approved by its shareholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (including securities to be issued upon exercise of outstanding options)

Equity compensation plan approved by security holders (Stock Option Plan)	835,000 (1.8% of the currently outstanding Class A Subordinate Voting Shares)	Cdn.$22.66	2,611,544 (5.7% of the currently outstanding Class A Subordinate Voting Shares)

        For a detailed description of the terms of the Stock Option Plan, please refer to Exhibit B to the Company's Management Information Circular/Proxy Statement furnished in connection with the annual and special meeting of shareholders held on May 11, 2007, which exhibit is incorporated by reference herein and available on SEDAR at www.sedar.com and upon request, MID will promptly provide a copy of such document free of charge.

Options Issued and Unexercised as at December 31, 2010

Number of Options	Price Cdn.$	Expiry

95,000	$12.90	August 18, 2020

405,000	$14.54	November 12, 2019

50,000	$32.21	September 17, 2017

100,000	$41.17	October 5, 2016

50,000	$35.62	December 21, 2014

135,000	$31.85	September 16, 2013

        During fiscal 2010, options to purchase 95,000 Class A Subordinate Voting Shares were issued and 141,544 options expired. At December 31, 2010, the number of Class A Subordinate Voting Shares remaining available for future issuance under the Company's Stock Option Plan, including securities issuable upon exercise of outstanding options, was 2,611,544.

        Option grants are considered by the Corporate Governance and Compensation Committee and then recommended to the Board. The Committee takes previous grants into account when considering new grants of options.

Summary Compensation Table

        The following table lists all significant elements of compensation directly or indirectly awarded to, earned by or paid, or payable by the Company or one of its subsidiaries to each Named Executive Officer for the fiscal years ended December 31, 2008, 2009 and 2010. As discussed above under "Compensation Discussion and Analysis", during 2010 changes were made to compensation arrangements for the Named Executive Officers (excluding Mr. Stronach). Prior to 2010, each of the other Named Executive Officers was paid a base salary of $200,000, plus incentive compensation based on the net pre-tax profits of the Company's Real Estate Business during such year, payable quarterly in arrears. During 2010, compensation was determined in accordance with the disclosure noted above at "Compensation Discussion and Analysis". From time to time, the Company also considers whether to pay the Named Executive Officers additional bonuses, which may include retention bonuses. Unless indicated otherwise, all amounts were paid or are payable in U.S. dollars.

						Non-Equity Incentive Plan Compensation ($)
Name and Principal Position(1)	Year	Salary ($)		Share- Based Awards ($)	Option Based Awards ($)(2)	Annual Incentive Plans(3)		Long-Term Incentive Plans	Pension Value ($)(4)	All Other Compensation ($)(5)		Total Compensation ($)

Frank Stronach, Chairman of the Board and Chief Executive Officer	2010 2009 2008	200,000 200,000 200,000	(6) (6) (6)	— — —	— — —	2,000,000 2,000,000 —		— — —	— — —	— — —		2,200,000 2,200,000 200,000

Dennis J. Mills,(7) Vice-Chairman and former Chief Executive Officer	2010 2009 2008	1,000,000 200,000 260,358	(8)	— — —	— 730,000 —	500,000 1,050,000 418,391		— — —	— — —	2,250,000 — —	(9)	3,750,000 1,980,000 678,749

Donald Cameron, Chief Operating Officer	2010 2009 2008	800,000 200,000 200,000		— — —	— 91,250 —	350,000 600,000 722,462		— — —	— — —	— — —		1,150,000 891,250 922,462

Rocco Liscio, Executive Vice-President and Chief Financial Officer	2010 2009 2008	350,000 53,846 N/A	(10)	— — —	— 182,500 —	150,000 62,000 —	(10)	— — —	— — —	— — —		500,000 298,346 —

Vito Ciraco,(11) Vice-President and Associate General Counsel	2010 2009 2008	262,170 48,768 N/A	(12)	— — —	— — —	43,695 12,472 —	(12)	— — —	— — —	— — —		305,865 61,240 —	(12)

Lorne Kumer,(11) Vice-President, Real Estate	2010 2009 2008	267,025 132,079 141,576		— — —	— 36,500 —	58,260 162,897 141,576		— — —	— — —	— — —		325,285 331,476 283,152

Notes:

(1)
Mr. Stronach commenced his position as Chairman of the Board with the Company on August 29, 2003. On November 11, 2010, Mr. Stronach was also appointed Chief Executive Officer. Mr. Mills commenced his position with the Company as Vice-Chairman on August 30, 2004. Mr. Mills was appointed the Interim Chief Executive Officer on August 14, 2008 and was appointed Chief Executive Officer on October 22, 2008 until his resignation on November 11, 2010. Mr. Cameron was appointed Chief Operating Officer effective September 28, 2006. Mr. Liscio was appointed Executive Vice-President and Chief Financial Officer effective September 18, 2009. Mr. Ciraco was appointed Vice-President and Associate General Counsel on February 13, 2010. Mr. Ciraco commenced his position with the Company as Associate General Counsel on August 24, 2009. Mr. Kumer joined with MID's predecessor company in August 2001 and was appointed Vice-President, Real Estate on February 13, 2010.

(2)
In 2009, Messrs. Mills, Cameron, Liscio and Kumer were granted options to acquire 200,000, 25,000, 50,000 and 10,000 Class A Subordinated Voting Shares, respectively. The value of option based awards is estimated using the Black-Scholes option pricing model as determined as of the grant date.

(3)
In 2010, annual incentive plans were discretionary, at the determination of the Board of Directors. For Mr. Stronach, the amount included in this column represents bonus payments payable in respect of each of 2009 and 2010 to an affiliate company of Mr. Stronach of $2,000,000 for each year on the basis of his extensive services rendered to and on behalf of the Company over the past several years. In 2009, for Messrs. Mills, Cameron, Liscio (in his capacity as Executive Vice-President and Chief Financial Officer on a pro rata basis for 2009), Kumer and Ciraco (in his capacity as Associate General Counsel on a pro rata basis for 2009), the amount included under this column represents their share of the net pre-tax profits of the Real Estate Business before profit sharing. In the case of Mr. Mills, the 2009 amount also includes a special bonus of $250,000. In 2008, for Messrs. Mills (in his capacity as Chief Executive Officer) and Cameron, the amount included under this column represents their share of the net pre-tax profits of the Real Estate Business before profit sharing. In addition, the amount includes in the case of Messrs. Mills (in his capacity as Chief Executive Officer) and Cameron, retention bonuses of $57,065 and $100,000, respectively, paid quarterly in 2008. In the case of Mr. Mills, the 2008 amount also includes a bonus of $60,982 received as part of his compensation for services as Vice-Chairman of MID.

(4)
None of the Named Executive Officers participate in any defined benefit, defined contribution, actuarial, or any other form of plan provided by MID that provides for payments or benefits at, following, or in connection with retirement.

(5)
Perquisites and other personal benefits for each Named Executive Officer did not exceed the lesser of Cdn.$50,000 or 10% of his respective total annual salary for the financial year ending December 31, 2010.

(6)
Mr. Stronach is paid $200,000 annually as Chair of the Board. He did not receive any compensation as CEO of the Company from November 11, 2010 to December 31, 2010.

(7)
Mr. Mills was appointed the Interim Chief Executive Officer on August 14, 2008 and was appointed Chief Executive Officer on October 22, 2008 until his resignation on November 11, 2010. Since his resignation as Chief Executive Officer, Mr. Mills has entered into an employment agreement effective November 11, 2010 providing for an annual salary of $1,000,000 and including a one-year severance provision. He has been the Vice-Chairman of the Board since August 30, 2004. For part of 2008 and 2009, Mr. Mills received a salary and bonus as compensation for his services as Vice-Chairman of MID. These amounts have been converted from Canadian dollars to U.S. dollars based on the average month-end foreign exchange rates.

(8)
This amount includes $185,743 received as compensation for Mr. Mills' services as Vice-Chairman of MID prior to his appointment as Interim Chief Executive Officer. On an annualized basis for 2008, Mr. Mills' base salary as Chief Executive Officer would have been $200,000 and his share of pre-tax profits would have been $778,078.

(9)
Mr. Mills' resignation from his position as Chief Executive Officer was effective November 11, 2010. MID provided Mr. Mills an aggregate of $2,250,000 in connection with his resignation.

(10)
Mr. Liscio was appointed Executive Vice-President and Chief Financial Officer effective September 18, 2009. On an annualized basis for 2009, Mr. Liscio's base salary would have been $200,000 and his share of pre-tax profits would have been $229,625.

(11)
Messrs. Ciraco and Kumer are compensated in Canadian dollars. The amounts have been converted from Canadian dollars to U.S. dollars based on the average month-end foreign exchange rates.

(12)
Mr. Ciraco was hired as Associate General Counsel effective August 24, 2009. On an annualized basis for 2009, Mr. Ciraco's base salary would have been $140,885 and his bonus would have been $35,221.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

        The following table lists all option-based or share-based awards outstanding as of December 31, 2010 that have been made to the Named Executive Officers of MID.

Option-Based Awards(1)						Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price Cdn.($)	Option expiration date	Number of Options vested (#)	Value of unexercised in-the-money options(2) Cdn.($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)

Frank Stronach, Chairman of the Board and Chief Executive Officer	Nil	—	—	—	—	—	—

Dennis J. Mills, Vice-Chairman and former Chief Executive Officer	200,000	14.54	November 12, 2019	200,000	2,508,000	—	—

Donald Cameron, Chief Operating Officer	100,000 25,000	41.17 14.54	October 5, 2016 November 12, 2019	100,000 25,000	— 313,500	—	—

Rocco Liscio, Executive Vice-President and Chief Financial Officer	50,000	14.54	November 12, 2019	50,000	627,000	—	—

Vito Ciraco, Vice-President and Associate General Counsel	Nil	—	—	—	—	—	—

Lorne Kumer, Vice-President, Real Estate	10,000	14.54	November 12, 2019	10,000	125,400	—	—

Notes:

(1)
Class A Subordinate Voting Shares are the only securities for which options have been granted under the Company's Stock Option Plan.

(2)
The indicated value is calculated by the difference between the closing market price of the Class A Subordinate Voting Shares on the TSX on December 31, 2010 of Cdn.$27.08 per share and the option exercise price multiplied by the number of unexercised options.

Incentive Plan Awards — Value Vested or Earned During the Year

        The following table lists, with respect to each Named Executive Officer, all option based or share based awards that have vested, and all non-equity incentive plan compensation earned, during the fiscal year ended December 31, 2010.

Name	Option-based awards — Value vested during the year Cdn.($)(1)(2)	Share-based awards — Value vested during the year ($)	Non-equity incentive plan compensation — Value earned during the year ($)

Frank Stronach, Chairman of the Board and Chief Executive Officer	—	—	—

Dennis J. Mills, Vice-Chairman and former Chief Executive Officer	762,500	—	500,000

Donald Cameron, Chief Operating Officer	95,313	—	350,000

Rocco Liscio, Executive Vice-President and Chief Financial Officer	190,625	—	150,000

Vito Ciraco, Vice-President and Associate General Counsel	—	—	43,695

Lorne Kumer, Vice-President, Real Estate	38,125	—	58,260

Notes:

(1)
For Messrs. Mills, Cameron, Liscio and Kumer, 100,000, 32,500, 25,000 and 5,000 options vested, respectively, during the year.

(2)
The indicated value is calculated by the closing market price on the date of vesting minus the exercise price multiplied by the number of options vested.

Change of Control and Termination Benefits

Change of Control Benefits

        Since September 2010, the Board, with the assistance of the Corporate Governance and Compensation Committee, has reviewed various options concerning the appropriate treatment of MID's Named Executive Officers (excluding Mr. Stronach) in connection with a change of control transaction resulting in Mr. Frank Stronach, or his affiliates or associates, ceasing to control MID. Following this review, and pursuant to an authorizing resolution of the Board on December 22, 2010 made upon the recommendation of the Corporate Governance and Compensation Committee, the employment agreements of each of Messrs. Cameron, Liscio, Ciraco and Kumer were amended and restated to provide for the insertion of change of control provisions. It was determined that such provisions would encourage executive officers to remain employed with MID during an important time when their prospects for continued employment following an applicable transaction may be uncertain. These provisions incentivize the relevant executive officers to be receptive to potential transactions that are in the best interests of Shareholders even if the executive officers face great potential uncertainty in a cessation of control context.

        The change of control provisions set out in the employment agreements of Messrs. Cameron, Liscio, Ciraco and Kumer provide for the payment by MID, or any successor entity, of two times the Retiring Allowance for the applicable Retiring Allowance Period ending prior to the date of termination if the applicable employee is terminated: (a) by MID (except for cause); or (b) by the employee for Good Reason, in either case within two years after any transaction that results in Frank Stronach, or his affiliates or associates, ceasing to be the beneficial holder of, or ceasing to exercise control or direction over, securities of MID representing more than 50% of the votes attaching to MID's outstanding voting securities. "Retiring Allowance" means an amount equal to the employee's base salary and discretionary bonus for the Retiring Allowance Period (less statutorily required deductions) payable in a lump sum on the day of termination. "Retiring Allowance Period" means the twelve months (eighteen months for Mr. Cameron) ending immediately prior to the day of termination. "Good Reason" means termination of employment by the employee following any of the following events: (a) a reduction in current compensation; (b) reporting to someone less senior than the current report; (c) relocation of 35 kilometers or more of the current place of work (other than a relocation within the City of Toronto); or (d) if the employee's current employment agreement is not assumed (for a minimum of two years), by MID's successor entity on the closing of a change of control event or transaction. As at December 31, 2010, the amount payable by MID, or any successor entity, if all four employees subject to the applicable employment agreements were terminated (except for cause) within two years of the completion of the Arrangement (based on the 2011 Base Salaries and Discretionary Bonuses for 2010) is summarized below, along with the employee's current report:

	Retiring Allowance (A + B)(1)
Employee	(A) 2011 Base Salary $	(B) 2010 Discretionary Bonus $	Total $	Two Times Retiring Allowance $	Reports To
Donald Cameron	800,000	350,000	1,150,000	3,450,000	CEO
Rocco Liscio	400,000	150,000	550,000	1,100,000	CEO
Vito Ciraco	262,170	43,695	305,865	611,730	CEO
Lorne Kumer	267,025	58,260	325,285	650,570	COO

Note:

(1)
As noted above, the applicable Retiring Allowance Period for Mr. Cameron is 18 months.

        As at December 31, 2010, the maximum total change in control amount potentially payable by MID, or any successor entity, to the Named Executive Officers pursuant to all outstanding employment contracts is approximately $5.8 million in the aggregate.

Termination Benefits

        Each of the Named Executive Officer's employment contracts provides that his employment may be terminated by MID by giving 12 months' (18 months' for Mr. Cameron) advance written notice of termination or by paying a retiring allowance equal to 12 months' (18 months' for Mr. Cameron) base salary and discretionary bonus for the 12 months (18 months' for Mr. Cameron) ending immediately prior to the day of termination. Certain of the Named Executive Officers' obligations under their contracts, including confidentiality, non-competition and non-solicitation, survive the termination of such contracts. As at December 31, 2010, the amounts potentially payable by MID to the Named Executive Officers pursuant to all outstanding employment contracts are set out below.

Employee	2010 Base Salary $	2010 Discretionary Bonus $	Total $	Termination Amount Multiplier	Applicable Termination Entitlement $
Dennis Mills	1,000,000	500,000	1,500,000	1.0	1,500,000
Donald Cameron	800,000	350,000	1,150,000	1.5	1,725,000
Rocco Liscio	350,000	150,000	500,000	1.0	500,000
Vito Ciraco	262,170	43,695	305,865	1.0	305,865
Lorne Kumer	267,025	58,260	325,285	1.0	325,285

        As at December 31, 2010, the maximum theoretical total of the above termination amounts potentially payable by MID to the above Named Executive Officers pursuant to all outstanding employment contracts is approximately $4.4 million in the aggregate.

Director Compensation

Director Compensation Table

        The total compensation paid to the directors of MID in 2010 as shown below is reflective of the considerable commitment required of directors over such time period. In particular, MID's directors were required to expend considerable efforts and make significant time commitments in connection with the exercise of their duties with respect to the review and consideration of several complex transactions and other matters over the course of 2010 including, amongst others: (a) the implementation of the MEC Plan; (b) matters relating to the litigation proceedings initiated by certain of the Supporting Class A Shareholders in May 2010; (c) consideration, review and approval of the Penn National joint venture; (d) development and approval of the forbearance arrangements with respect to the Racing and Gaming Business following its acquisition from MEC; and (e) the consideration of the acquisition proposals by STAC and Minor Racing. This commitment is evidenced by the significant number of meetings of the Board, Audit Committee, Corporate Governance and Compensation Committee and Special Committee over the course of 2010, which amounted to 56 meetings in the aggregate. The following table details all compensation provided, directly or indirectly, by the Company or one of its subsidiaries to the directors of the Company for the fiscal years ended December 31, 2008, 2009 and 2010.

Name(1)	Year	Fees Earned ($)	Share- Based Awards ($)(2)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)(3)	All Other Compensation ($)	Total ($)

Senator Rod A. A. Zimmer(4)	2010 2009 2008	130,500 142,000 47,208	281,380 212,322 29,255	51,000 73,000 —	50,000 — —	— — —	— — —	512,880 427,322 76,463

Franz Deutsch(5)	2010 2009 2008	263,000 227,500 38,750	549,017 349,433 35,323	68,000 73,000 —	75,000 — —	— — —	— — —	955,017 649,933 74,073

Benjamin Hutzel(6)	2010 2009 2008	109,500 62,823 10,500	224,297 98,774 8,996	51,000 73,000 —	50,000 — —	— — —	— — —	434,797 234,597 19,496

Manfred Jakszus(7)	2010 2009 2008	330,000 356,000 102,646	82,609 55,708 72,608	51,000 73,000 —	50,000 — —	— — —	— — —	513,609 484,708 175,254

Heribert Polzl(8)	2010 2009 2008	54,000 48,000 23,834	121,468 79,049 11,247	51,000 73,000 —	50,000 — —	— — —	— — —	276,468 200,049 35,081

Lorne Weiss(9)	2010 2009 2008	69,000 60,000 —	151,994 96,741 —	51,000 73,000 —	50,000 — —	— — —	— — —	321,994 229,741 —

Notes:

(1)
Mr. Stronach and Mr. Mills are directors of MID and were also Named Executive Officers during the years, and their compensation is disclosed in the Summary Compensation Table.

(2)
Effective November 3, 2003, the Company established the DSP Plan, which provides for a deferral of up to 100% of each outside director's total annual cash remuneration from the Company (including Board and committee retainers, meeting attendance fees, work and travel day payments and written resolution fees), at specified levels elected by each director, until such director ceases to be a director of the Company for any reason. The amounts deferred are reflected in notional DSUs whose value reflects the market price of the Company's Class A Subordinate Voting Shares at the time that the particular payment(s) to the director would become payable. The value of a DSU will appreciate or depreciate with changes in the market price of the Class A Subordinate Voting Shares of the Company. The DSP Plan also takes into account any dividends paid on the Class A Subordinate Voting Shares. Under the DSP Plan, when a director leaves the Board, he receives (within a prescribed period of time) a cash payment equal to the then value of his accrued DSU, net of withholding taxes. As such, the vesting concept is inapplicable. All directors must receive at least 50% of their annual Board retainer in deferred share units.

In the case of DSUs, the indicated value is calculated by multiplying: (a) the closing price of the Class A Subordinate Voting Shares on the NYSE on December 31, 2008 ($7.46), December 31, 2009 ($12.28) and December 31, 2010 ($27.10) by; (b) the number of DSUs earned in the year.

(3)
None of the directors of MID participate in any defined benefit, defined contribution, actuarial, or any other form of plan provided by MID that provides for payments or benefits at, following, or in connection with retirement.

(4)
On August 18, 2010, Senator Rod A. A. Zimmer was granted options to acquire 15,000 Class A Subordinate Voting Shares in his capacity as a director of the Company under the Stock Option Plan. Such options were granted for a term of 10 years ending August 18, 2020, at an exercise price of Cdn.$12.90 and vested as to 50% on the date of grant and 50% on the first anniversary of the date of grant. On December 23, 2010, all issued and unvested stock options were fully vested by amendment to the applicable stock option agreements.

(5)
On August 18, 2010, Franz Deutsch was granted options to acquire 20,000 Class A Subordinate Voting Shares in his capacity as a director of the Company under the Stock Option Plan. Such options were granted for a term of 10 years ending August 18, 2020, at an exercise price of Cdn.$12.90 and vested as to 50% on the date of grant and 50% on the first anniversary of the date of grant. On December 23, 2010, all issued and unvested stock options were fully vested by amendment to the applicable stock option agreements.

(6)
On August 18, 2010, Benjamin Hutzel was granted options to acquire 15,000 Class A Subordinate Voting Shares in his capacity as a director of the Company under the Stock Option Plan. Such options were granted for a term of 10 years ending August 18, 2020, at an exercise price of Cdn.$12.90 and vested as to 50% on the date of grant and 50% on the first anniversary of the date of grant. On December 23, 2010, all issued and unvested stock options were fully vested by amendment to the applicable stock option agreements.

(7)
On August 18, 2010, Manfred Jakszus was granted options to acquire 15,000 Class A Subordinate Voting Shares in his capacity as a director of the Company under the Stock Option Plan. Such options were granted for a term of 10 years ending August 18, 2020, at an exercise price of Cdn.$12.90 and vested as to 50% on the date of grant and 50% on the first anniversary of the date of grant. On December 23, 2010, all issued and unvested stock options were fully vested by amendment to the applicable stock option agreements.

(8)
On August 18, 2010, Heribert Polzl was granted options to acquire 15,000 Class A Subordinate Voting Shares in his capacity as a director of the Company under the Stock Option Plan. Such options were granted for a term of 10 years ending August 18, 2020, at an exercise price of Cdn$12.90 and vested as to 50% on the date of grant and 50% on the first anniversary of the date of grant. On December 23, 2010, all issued and unvested stock options were fully vested by amendment to the applicable stock option agreements.

(9)
On August 18, 2010, Lorne Weiss was granted options to acquire 15,000 Class A Subordinate Voting Shares in his capacity as a director of the Company under the Stock Option Plan. Such options were granted for a term of 10 years ending August 18, 2020, at an exercise price of Cdn.$12.90 and vested as to 50% on the date of grant and 50% on the first anniversary of the date of grant. On December 23, 2010, all issued and unvested stock options were fully vested by amendment to the applicable stock option agreements.

        Directors who are not officers or employees of the Company are paid an annual Board retainer fee of $50,000, a fee of $2,000 per meeting for attendance at meetings of the Board and its committees ($3,000 in respect of special committee meetings), a fee of $2,000 per day for work or travel days and a fee of $250 for written resolutions. The Chairman of the Board receives a $200,000 annual retainer fee. The Lead Director receives an annual retainer fee of $25,000. Members of each of the Audit Committee, Corporate Governance and Compensation Committee and special committees are paid an annual retainer fee of $10,000. The Chairman of each of the Audit Committee, special committee and the Corporate Governance and Compensation Committee receives an additional $25,000 annual retainer fee. The Chairman of the special committee received an annual $25,000 retainer in connection with standing special committee matters, and each member thereof received an annual $10,000 retainer in this regard. The Chairman of the applicable special committee received a $75,000 retainer in connection with the applicable special committee's consideration of the Proposed STAC Offer and $75,000 in connection with the Special Committee's consideration of the Arrangement Proposal, and each member thereof received a retainer of $35,000 in connection with the applicable special committee's consideration of the Proposed STAC Offer and $35,000 in connection with the Special Committee's consideration of the Arrangement Proposal.

Director Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards to Directors

        The following table lists all share based and option based awards that are outstanding as of December 31, 2010 which have been made by the Company or one of its subsidiaries to the directors of the Company.

	Option-Based Awards(1)					Share-Based Awards
Name(2)	Number of securities underlying unexercised options (#)	Option exercise price Cdn.($)	Option expiration date	Number of Options vested	Value of unexercised in- the-money options(3) ($)	Number of shares or units of shares that have not vested(4) (#)	Market or payout value of share- based awards that have not vested(4) ($)

Senator Rod A. A. Zimmer	20,000 15,000	14.54 12.90	November 12, 2019 August 18, 2020	20,000 15,000	250,800 212,700	31,595	856,213

Franz Deutsch	20,000 20,000	14.54 12.90	November 12, 2019 August 18, 2020	20,000 20,000	250,800 283,600	53,449	1,448,480

Benjamin Hutzel	20,000 15,000	14.54 12.90	November 12, 2019 August 18, 2020	20,000 15,000	250,800 212,700	17,526	474,955

Manfred Jakszus	10,000 20,000 15,000	31.85 14.54 12.90	September 16, 2013 November 12, 2019 August 18, 2020	10,000 20,000 15,000	— 250,800 212,700	27,873	755,366

Heribert Polzl	20,000 15,000	14.54 12.90	November 12, 2019 August 18, 2020	20,000 15,000	250,800 212,700	12,427	336,775

Lorne Weiss	20,000 15,000	14.54 12.90	November 12, 2019 August 18, 2020	20,000 15,000	250,800 212,700	13,487	365,485

Notes:

(1)
Class A Subordinate Voting Shares are the only securities for which options have been granted under the Company's Stock Option Plan.

(2)
Mr. Stronach and Mr. Mills are directors of the Company as well as Named Executive Officers, and compensation relating to their capacity as directors is disclosed in the Summary Compensation Table above.

(3)
The indicated value is calculated as the difference between the closing market price of the Class A Subordinate Voting Shares on the TSX on December 31, 2010 of $27.08 per share and the option exercise price multiplied by the number of unexercised options.

(4)
This figure represents or applies to all DSUs held by the director as of December 31, 2010. As noted under "Director Compensation — Director Compensation Table", under the DSP Plan, when a director leaves the Board, he receives (within a prescribed period of time) a cash payment equal to the then value of his accrued DSUs, net of withholding taxes. The vesting concept is inapplicable. DSUs are rounded to the nearest single unit.

In the case of DSUs, the indicated value is calculated by multiplying (a) the closing price of the Class A Subordinate Voting Shares on the NYSE on December 31, 2010 ($27.10) by (b) the total number of DSUs held. DSUs are rounded to the nearest single unit.

Incentive Plan Awards — Value Vested or Earned During the Year for Directors

        The following table lists all option based or share based awards that have vested, and all non-equity incentive plan compensation earned, during the fiscal year ended December 31, 2010 for the directors of the Company.

Name(1)	Option-based awards — Value vested during the year Cdn.($)	Share-based awards — Value vested during the year(2) ($)	Non-equity incentive plan compensation — Value earned during the year ($)

Senator Rod A. A. Zimmer	186,725	281,380	50,000

Franz Deutsch	223,550	549,017	75,000

Benjamin Hutzel	186,725	224,297	50,000

Manfred Jakszus	186,725	82,609	50,000

Heribert Polzl	186,725	121,468	50,000

Lorne Weiss	186,725	151,994	50,000

Notes:

(1)
Mr. Stronach and Mr. Mills are directors of MID as well as Named Executive Officers, and their compensation is disclosed in the Summary Compensation Table in the Compensation Discussion and Analysis section above.

(2)
This figure represents all DSUs held by the director as of December 31, 2010. As noted under "Director Compensation — Director Compensation Table", under the DSP Plan, when a director leaves the Board, he receives (within a prescribed period of time) a cash payment equal to the then value of his accrued deferred share units, net of withholding taxes. The vesting concept is inapplicable. DSUs are rounded to the nearest single unit.

In the case of DSUs, the indicated value is calculated by multiplying (a) the closing price of the Class A Subordinate Voting Shares on the NYSE on December 31, 2010 ($27.10) by (b) the total number of DSUs held. DSUs are rounded to the nearest single unit.

Indebtedness of Directors and Executive Officers

        As at February 22, 2011, none of the directors or executive officers of MID or their respective associates was indebted to MID or its subsidiaries in connection with the purchase of the Company's securities or securities of MID's subsidiaries, excluding routine indebtedness and indebtedness that has been entirely repaid. There was no indebtedness as at February 22, 2011 to MID and its subsidiaries, excluding routine indebtedness, owing by present or former executive officers, directors or employees of MID and its subsidiaries, nor was any indebtedness of any such person the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding by MID or its affiliates, except for routine indebtedness.

Statement of Corporate Governance Practices

        The Company has adopted certain structures and procedures to ensure that effective corporate governance practices are followed and that the Board functions independently of management. The following describes the Company's approach to corporate governance.

Applicable Governance Requirements and Guidelines

        The Company is subject to a number of legislative and regulatory corporate governance requirements and guidelines, including those of the TSX, the Canadian Securities Administrators, the OSC, the NYSE and the SEC. In recent years, these legislative and regulatory bodies have proposed and, in many cases, implemented a number of new or modified rules and regulations in the area of corporate governance. These include the Corporate Governance Listing Standards of the NYSE, the Sarbanes-Oxley Act of 2002, and the replacement of the TSX Guidelines with the guidelines contained in National Policy 58-201.

        Since the spin-out of the Company as a public company on August 29, 2003, management of the Company and the Corporate Governance and Compensation Committee have been engaged in an ongoing review of these initiatives and made various recommendations to the Board. The Board has continually monitored the corporate governance requirements applicable to the Company and has implemented the recommendations of the Corporate Governance and Compensation Committee, including the adoption of a Board Charter, an Audit Committee Charter, a Corporate Governance and Compensation Committee Charter, a Corporate Disclosure Policy, a Code of Conduct and Ethics, Director Nomination Guidelines, a Political Contributions Policy and a Board and Committee self-evaluation process. In addition, the Company has put in place policies and procedures relating to the pre-approval by the Audit Committee of all audit and permitted non-audit services by the external independent Auditor, the hiring of former employees of the external independent Auditor, the internal reporting by employees and outside third parties of accounting and auditing concerns, and the up-the-ladder reporting by attorneys working for the Company of potential wrongdoing by the Company or its directors or employees. Many of these policies are posted on the Company's website, www.midevelopments.com. In addition, the Company's website contains information on the Company's compliance with the NYSE corporate governance standards. The Corporate Governance and Compensation Committee, the Company's management and the Board will continue to monitor all corporate governance developments and initiatives with a view to making the necessary and appropriate changes to the Company's corporate governance structures and procedures as required from time to time.

National Policy 58-201 Guidelines

        The following is a statement of the Company's existing corporate governance practices with specific reference to the guidelines contained in National Policy 58-201 and the disclosure required by National Instrument 58-101 — Disclosure of Corporate Governance Practices ("National Instrument 58-101").

Board of Directors

        It is the policy of the Company that the majority of the Board members be "independent" directors (as defined in National Policy 58-201 and National Instrument 58-101, as well as in the NYSE corporate governance standards applicable to boards of directors), as determined by the Board. The Board has considered the circumstances of each of its current members and has concluded that six of such members (Messrs. Deutsch, Hutzel, Jakszus, Polzl, Weiss and Senator Zimmer) are "independent" based on the applicable tests. In reaching this conclusion, the Board determined that each such director is free from any direct or indirect material relationship — being a relationship which could reasonably interfere with the director's independent judgment — with the Company.

        As part of its review of the independence of its members, the Board considered the fact that Mr. Polzl was previously a consultant for MID, although not since late 1999. The Board also considered that Mr. Deutsch is President of the Austrian Canadian Business Club, of which Mr. Stronach is the Honorary President. Based on the totality of the circumstances, the Board determined that each of Messrs. Polzl and Deutsch is free from any interest that could reasonably interfere with his ability to act independently.

        The other two current Board members, Messrs. Mills and Stronach, are not independent: Mr. Mills is the Vice-Chairman and the previous Chief Executive Officer of MID; and Mr. Stronach is the Chairman and Chief Executive Officer of the Company, the Chairman of Magna, and a trustee and potential beneficiary of, and therefore related to, the Company's controlling shareholder, the Stronach Trust.

        The following current directors of the Company also currently serve on the board of directors of other reporting issuers: Mr. Mills (Zongshen PEM Power Systems Inc.), Mr. Stronach (Magna) and Mr. Hutzel (Extendicare REIT).

        The Board is committed to facilitating open and candid discussion among its independent directors. The Board's charter provides that the independent directors shall have the opportunity to hold sessions without related directors and management present at least quarterly and shall hold sessions without related directors and management present at least annually. It is currently the Board's practice to schedule and hold a meeting of independent directors in conjunction with each regularly scheduled quarterly meeting of the full Board, with each such meeting chaired by the Lead Director or, in his absence, an independent director chosen by a majority of the independent members in attendance. In 2010, the independent directors held 22 scheduled meetings, including committee meetings, at which non-independent directors and members of management were not present. In addition, at each Board meeting held in 2010, it was open to the independent members to request an in camera session and in many instances, such a session was convened. Moreover, the Company believes that its current Board size facilitates direct and immediate communication among independent directors (and between such directors and the full Board and management) and permits the direct involvement by individual Board members in specific matters where their personal inclination or experience will assist the Board and management in dealing with a specific issue.

        As noted above, Mr. Stronach, the Chairman of the Board and Chief Executive Officer, is not an independent director. On October 22, 2008, Senator Zimmer, who satisfies the applicable standards of independence, was appointed as the Company's "Lead Director". Senator Zimmer replaced Mr. Barnett, who resigned from the Board on September 25, 2008. Senator Zimmer was selected as Lead Director by the independent directors of the Board. The Lead Director is responsible for ensuring that the Board functions independently of management. In addition, the responsibilities of the Company's Corporate Governance and Compensation Committee (all of the current members of which are independent) include assisting in ensuring that the Board functions independently of management and representing the Board in discussions with senior management on corporate governance issues.

        As noted above, the Board held a total of 20 meetings in 2010. The attendance record of each director is detailed above under "Board of Directors — Election of Directors".

        Persons who wish to communicate concerns relating to the Company with the Board (as a whole or, in particular, with the independent directors) should address all related correspondence to the Company's Secretary at the principal executive offices of the Company set out in this Circular.

Board Mandate

        In general, the Board is responsible for the stewardship of the Company and the establishment of the Company's strategic direction. The Board oversees the business and affairs of the Company and the day to day conduct of business by executive management, establishes and approves overall corporate policies as required and involves itself jointly with management in ensuring the creation of shareholder value and the preservation and protection of the Company's assets. The Board operates pursuant to its written charter (the full text of which is posted on the Company's website, www.midevelopments.com, and attached as Appendix H to this Circular), as well as the Company's by-laws and applicable law. According to its charter, the Board bears principal responsibility for, among other things:

  •
  satisfying itself as to the integrity of the Company's management and the creation of a culture of integrity throughout the Company;

  •
  adopting a strategic planning process in which future trends, opportunities and risks over a two to seven year horizon are identified and addressed;

  •
  identifying the principal business risks faced by the Company and ensuring the implementation of appropriate systems to manage those risks; and

  •
  ensuring that the Company maintains a program to effectively communicate with its stakeholders, including shareholders, employees and the general public.

        The Board acts through regularly scheduled Board meetings, which are held on a quarterly basis, with additional meetings scheduled when required. In addition, a separate strategic planning meeting is held each year and there is continued communication between senior management and Board members between meetings both on an informal basis and through committee meetings. During fiscal 2010, there were 20 meetings of the Board.

Position Descriptions

        The Board currently has no formal position descriptions for the Chairman of the Board or the Chairman of each Board committee. However, the Board and each committee have a written charter outlining that body's mandate and responsibilities. These charters establish the framework within which the Chairman of the Board and the Chairman of each Board committee are to operate and, by specifying the duties of each particular body, provide direction as to the role of the Chairman in ensuring that the Board or committee effectively carries out its functions. In addition, the Board has not developed a formal position description for the CEO or specific written objectives that the CEO is responsible for meeting. However, the Board's charter provides that the Board shall determine, in consultation with the CEO, the responsibilities of the CEO as well as those goals and objectives that the CEO is responsible for meeting. To this end, there are regular discussions between the Board and the Corporate Governance and Compensation Committee with respect to their expectations of the CEO and their evaluation of the performance of the CEO and senior management in achieving the Company's strategic objectives. The Corporate Governance and Compensation Committee also considers the performance of the CEO in reviewing any changes to the CEO's employment terms and compensation and generally reviews the performance of all senior managers, including the CEO, during each fiscal year. See "Compensation Discussion and Analysis" above.

Orientation and Continuing Education

        The Company ensures that new Board members are provided with a basic understanding of the Company's business to assist them in contributing effectively to the Board. This is accomplished principally through the provision of an orientation manual as well as the opportunity for each new member to meet with senior management and operational personnel. Following their election or appointment to the Board, Board members routinely engage in discussions with the Company's senior management and are periodically provided with copies of publications on a wide variety of subjects that are of relevance to corporate directors. The Company also invites law firms, accountants and other professionals to make informational presentations to the Board and encourages members of its Board to attend educational sessions, with the Company paying the cost of such sessions.

Ethical Business Conduct

        The Board has adopted a Code of Conduct and Ethics (the "Code of Conduct") that applies to all employees, including officers and directors. A copy of the Code of Conduct is posted on the Company's website (www.midevelopments.com) and will be sent free of charge to any person upon request in writing addressed to the Secretary at the Company's principal executive offices set out in this Circular. The Corporate Governance and Compensation Committee is charged with the responsibility of monitoring the operation and effectiveness of the Code of Conduct and overseeing the investigation of any alleged breach thereof. Waivers of the Code of Conduct may be granted in limited circumstances to directors and officers by the Corporate Governance and Compensation Committee (or to employees by the General Counsel) and any such waivers granted will be publicly disclosed in accordance with applicable law, rules and regulations.

        In order to ensure compliance with the Code of Conduct, employees of the Company who become aware of a violation are encouraged to report such violation (anonymously, if desired) through the Company's procedures for internal reporting of activities of concern. The Company has committed that employees will not be penalized, discharged, demoted, suspended or discriminated against for reporting in good faith any violation of the Code of Conduct. The Board believes that the availability of these "whistleblower" procedures, as well as the relatively small size of the Company, facilitate the Corporate Governance and Compensation Committee's ability to effectively supervise compliance with the Code of Conduct's provisions.

        The Board has also adopted an Insider Reporting and Trading Policy to establish a standard with respect to the purchase and sale of the Company's securities, with which all officers, directors and employees of the Company and its subsidiaries are expected to comply. In addition, the Board has adopted a Corporate Disclosure Policy to ensure that all communications of the Company's information are timely, factual, accurate and in compliance with the applicable regulatory and legal requirements of the various securities commissions and stock exchanges to which the Company is subject from time to time.

        The Company is committed to ensuring that each time the Board acts, each director who casts a vote is free from any material interest in the transaction, as well as any existing or potential material conflict of interest with the Company or its subsidiaries, affiliates or controlling shareholder. As noted previously, the Board has created the Special Committee, composed entirely of directors who are independent of the Company's management, Magna and the controlling shareholder, to review and make recommendations on material related party transactions. When such a related party transaction — and, in fact, when any transaction — is voted on by the Board (a majority of the members of which are independent), the Company adheres to the requirements of the OBCA that a director or officer of the Company who: (a) is a party to a material contract or transaction or proposed material contract or transaction with the Company; or (b) is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Company, shall disclose in writing to the Board or request to have entered in the Board minutes the nature and extent of his or her interest, and, unless the contract or transaction is one with an affiliate, shall not attend any part of a meeting of directors during which the contract or transaction is discussed and shall not vote on any resolution to approve the contract or transaction. In this way, the Board ensures that its directors act with a view to the best interests of the Company and are not affected by any relationship that could materially interfere with their ability to exercise independent judgment.

Nomination of Directors

        While the Company has not established a separate nominating committee, the Company believes that the nomination of directors can be effectively dealt with by: (a) the Board (and, in particular, its non-management directors) due to its relatively small size; and (b) the Corporate Governance and Compensation Committee, which is currently comprised entirely of independent directors. The charter of the Board allows the Board to delegate to the Corporate Governance and Compensation Committee the responsibility of considering and making recommendations to the Board with respect to the size of the Board and provides that the Board will rely upon that committee to assist in identifying potential nominees to the Board. The Corporate Governance and Compensation Committee's charter, in turn, provides that such committee is responsible for making recommendations to the Board with respect to corporate governance of the Company as a whole, including with respect to the role, size, composition, competencies, skills and structure of the Board and its committees. In order to assist with the fulfillment of its responsibilities and to facilitate an objective nomination process, the Corporate Governance and Compensation Committee has adopted director nomination guidelines in relation to the identification, consideration, assessment and nomination of candidates for the Board. The guidelines provide that the Committee will:

  •
  seek potential Board nominees through a variety of sources;

  •
  assess candidates through the use of interviewing and referencing procedures that the Committee believes to be proper and appropriate (subject to the requirement that all potential candidates meet in person or by teleconference with the Chairman of the Corporate Governance and Compensation Committee as part of the evaluation process);

  •
  consider those factors that are deemed relevant for assessing potential candidates, including the competencies and skills that the current directors possess and that the Board, as a whole, should possess, and the areas of qualification and expertise that would best enhance the composition of the Board;

  •
  be guided by the provisions in the Board's charter that the Board shall consist of directors who represent a diversity of personal experience and background, particularly among the outside directors, and that at a minimum, each director shall have demonstrated the highest personal and professional integrity, significant achievement in his or her field, experience and expertise relevant to the Company's business, a reputation for sound and mature business judgment, the commitment to devote the necessary time and effort in order to conduct his or her duties effectively, and, where required, financial literacy; and

  •
  recommend to the full Board for consideration those candidates that it has determined would be valuable additions to the Board.

Compensation

        As previously noted, the Company has established a Corporate Governance and Compensation Committee, which is currently comprised entirely of independent directors. The Corporate Governance and Compensation Committee's charter provides that the committee will be responsible for reviewing and making recommendations to the Board with respect to: (a) all direct and indirect compensation, benefits and perquisites (cash and non-cash) for the CEO and other senior officers of the Company; and (b) incentive compensation and equity based plans generally. For information on the general responsibilities, powers and operation of the Corporate Governance and Compensation Committee, please see the section above entitled "Corporate Governance and Compensation Committee". In addition, please see the sections above entitled "Director Compensation" and "Compensation Discussion and Analysis" for information relating to the remuneration of directors and executive officers.

        Through their review of all officer appointments, the Board and the Corporate Governance and Compensation Committee are involved in management succession and staffing planning issues. The Company's management reviews management succession and development with the Corporate Governance and Compensation Committee as part of the annual Board planning session and thereafter as required. While the responsibility for direct training has traditionally been left to senior management, the Board satisfies itself that the necessary levels of integrity, skill and experience exist when reviewing and making officer and senior management appointments.

Board Committees

        To assist in the discharge of its responsibilities, the Board has established three committees: the Corporate Governance and Compensation Committee, the Audit Committee and the Special Committee. The Company does not have an Executive Committee. The Board may establish other committees from time to time as circumstances require.

  Corporate Governance and Compensation Committee

        The Corporate Governance and Compensation Committee was formed on September 16, 2003. It is composed of Messrs. Hutzel (Chairman), Deutsch and Jakszus, all of whom are considered by the Board to be "independent" under the applicable provisions of National Policy 58-201 and the NYSE corporate governance standards applicable to corporate governance committees.

        The Corporate Governance and Compensation Committee operates pursuant to its written charter (the full text of which is available at www.midevelopments.com), as well as the Company's by-laws and applicable law. The Committee meets as required to review and make recommendations to the Board on the compensation of, and material contractual matters involving, the Chairman, directors, the Chief Executive Officer and other members of senior management. In accordance with its charter, the Corporate Governance and Compensation Committee's purpose is to:

  •
  develop the Company's system of and overall approach to corporate governance generally, monitor compliance with applicable corporate governance requirements, assess the Board's effectiveness in governance matters and make recommendations to the Board with respect to corporate governance of the Company as a whole, including without limitation:

  •
  the stewardship of the Board in respect of management of the Company;

  •
  Board size and composition (including director nomination guidelines);

  •
  director remuneration; and

  •
  such processes and procedures as may be reasonably necessary to allow the Board to function independently of management;

  •
  generally review and make recommendations to the Board with respect to all direct and indirect compensation, benefits and perquisites (cash and non-cash) for the Chief Executive Officer and other senior officers of the Company;

  •
  review and make recommendations to the Board regarding incentive compensation and equity based plans generally;

  •
  administer those functions delegated to such Committee pursuant to the Stock Option Plan or any successor or replacement plan; and

  •
  generally review and make recommendations to the Board with respect to succession planning for the Chief Executive Officer and for the members of the Company's senior management other than the Chief Executive Officer.

        Specific responsibilities of the Corporate Governance and Compensation Committee include the review and approval of the disclosure relating to the compensation of directors and officers of the Company contained in this Circular (and, if applicable, in other documents prior to their distribution to the Company's shareholders), and preparation of the Compensation Discussion and Analysis contained herein. See "Compensation Discussion and Analysis" above. In addition, the Corporate Governance and Compensation Committee is responsible for periodically reviewing the mandates or written charters of all the Board committees, including its own, and recommending any amendments necessary or advisable to reflect the Company's system of, and overall approach to, corporate governance.

        The Corporate Governance and Compensation Committee is empowered to retain outside legal and other experts at the expense of the Company where reasonably required to assist and advise the Committee in carrying out the Committee's duties and responsibilities.

        The Corporate Governance and Compensation Committee met seven times during the year ended December 31, 2010.

  Audit Committee

        The Audit Committee was formed on September 16, 2003 and is currently composed of Messrs. Deutsch (Chairman), Jakszus and Weiss, all of whom are considered by the Board to be "independent" according to the provisions of National Instrument 52-110 — Audit Committees ("NI 52-110") and the applicable NYSE corporate governance standards. The Board has also determined that Mr. Deutsch, the Chairman of the Audit Committee, is a "financial expert" within the meaning of the rules of the SEC under the Sarbanes Oxley Act of 2002 and that all members of the Audit Committee are financially literate, as such term is defined in NI 52-110.

        The Audit Committee operates pursuant to its written charter, as well as the Company's by-laws and applicable law. The full text of the Audit Committee Charter is posted on the Company's website, www.midevelopments.com, and is attached as an appendix to the Company's Annual Information Form dated March 29, 2010.

        In accordance with its charter, the Audit Committee's purpose is to assist the Board in fulfilling its oversight responsibilities to the Company's shareholders with respect to the integrity of the Company's financial statements and reports and financial reporting process. Specific responsibilities include:

  •
  reviewing and recommending to the Board approval of the Company's interim and annual financial statements and management's discussion and analysis of results of operation and financial condition related thereto;

  •
  being directly responsible for the appointment, compensation, retention and oversight of the work of the external independent Auditor;

  •
  pre-approving, or establishing procedures and policies for the pre-approval of, the engagement and compensation of the external independent Auditor in respect of the provision of: (a) all audit, audit related, review or attest engagements required by applicable law; and (b) all non-audit services permitted to be provided by the external independent Auditor;

  •
  evaluating the performance, quality control procedures and efficiency of the external independent Auditor in carrying out its responsibilities;

  •
  satisfying itself that management has established and is maintaining an adequate and effective system of internal financial and accounting controls and is responding on a timely basis to any significant weaknesses which have been identified;

  •
  establishing procedures for: (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, and auditing matters; and (b) the confidential, anonymous submission of complaints by employees of the Company of concerns regarding questionable accounting or auditing matters;

  •
  reviewing any issues raised by regulators or governmental agencies and any employee complaints (including those that originate through the Company's system for the reporting of activities of concern relating to accounting and auditing matters) or published reports which raise material issues regarding the Company's financial statements or accounting or auditing issues;

  •
  reviewing, on behalf of the Board, any actual or potential illegal, improper or fraudulent behaviour which may have a negative effect on the integrity or reputation of the Company;

  •
  reviewing all material off-balance sheet transactions and the related accounting presentation and disclosure;

  •
  reviewing all public disclosure documents of the Company containing financial information of the Company prior to their release; and

  •
  preparing the Audit Committee report in this Circular.

        The Audit Committee is also responsible for annually reviewing its charter and recommending any amendments to the Board.

        The Audit Committee is empowered to retain outside legal and other experts at the expense of the Company where reasonably required to assist and advise the Audit Committee in carrying out its duties and responsibilities.

        The Audit Committee met seven times during the year ended December 31, 2010 with management, representatives of the Auditor and representatives of the Company's finance department, both together and separately in each case.

        Additional information on the Company's Audit Committee and its members is contained in the Company's Annual Information Form dated March 29, 2010. Specifically, please refer to the sections in the Annual Information Form entitled "Directors and Officers", "Audit Committee" and "Audit Committee — Audit Fees" for further information on the Audit Committee and the independent auditor.

  Standing Special Committee

        In addition to the Audit Committee and the Corporate Governance and Compensation Committee, the Board has established a Special Committee of Independent Directors (the "Standing Special Committee"). All of the members of the Standing Special Committee are "independent" of MID management under the applicable Canadian and United States corporate governance guidelines and standards. The Board has also determined that the Standing Special Committee members are independent of Magna and the Company's controlling shareholder. The Standing Special Committee is mandated to review and make recommendations on material related party transactions (and policies concerning material related party transactions), including those with Magna and its subsidiaries and those with MEC prior to its reorganization. In relation to a specific transaction or project, the mandate of the Standing Special Committee is expanded or a new special committee is established pursuant to an authorizing resolution of the Board that expressly sets out the committee's responsibilities in respect of such transaction or project. As with all other Board committees, the Standing Special Committee is empowered to engage outside advisors at the Company's expense where reasonably required in the course of its duties, and has from time to time retained outside legal and financial advisors to assist with its responsibilities. The Standing Special Committee and/or special committees established in relation to specific transactions met 22 times during the year ended December 31, 2010.

Assessments

        The Company's Corporate Governance and Compensation Committee is charged with the responsibility of annually assessing and overseeing the evaluation of the effectiveness of the Board and its committees. In carrying out this function, the Corporate Governance and Compensation Committee receives from directors completed Effectiveness Questionnaires evaluating the Board as a whole and its committees, and considers the answers and comments in the Questionnaires when reporting to the Board on its findings as to the role, size, composition, competencies, skills and structure of the Board and its committees. The Questionnaires, which are distributed at the start of each year, solicit information on Board and committee priorities, responsibilities, operations and effectiveness, as well as on directors' individual contributions. The Corporate Governance and Compensation Committee views the Questionnaires as an important component of the process it undertakes to assess the performance of individual directors and the overall Board and to determine what recommendations, if any, to make to the Board as to suggested improvements to the Board or committee structures or processes.

Directors' and Officers' Liability Insurance

        The Company indemnifies the directors and officers against losses arising from claims against them for their acts, errors or omissions as such. The Company maintains liability insurance for its directors and officers in the event they are sued in relation to the performance of their duties as directors or officers of the Company and its subsidiaries including legal defence costs.

        The policy element for such liability and indemnification was $100 million in 2010 ($100 million — 2009) subject to a retention of $5 million for security and oppressive conduct claims and $1 million deductible for all other claims. In March 2010, the Company extended the 2009 policy (that was to expire on June 30, 2010) after the MEC Plan, and paid a premium of $0.7 million. The premium paid in respect of the policy period covering July 1, 2010 to June 30, 2011 is approximately $1.0 million. In connection with the MEC Plan, MID also paid premiums for six year run-off liability insurance for MID and MEC totalling approximately $3.3 million. In connection with the implementation of the Arrangement, MID intends to obtain six-year run-off liability insurance for its and its subsidiaries current and former directors and officers, and it is anticipated that the premium payable in connection with obtaining this insurance will not exceed $5 million.

Documents Incorporated by Reference

        MID is a reporting issuer in all Canadian jurisdictions. The following documents of MID filed with the Canadian Securities Administrators are specifically incorporated by reference into and form an integral part of this Circular:

  •
  annual information form dated March 29, 2010 for the year ended December 31, 2009;

  •
  audited consolidated financial statements for the year ended December 31, 2009 and 2008;

  •
  management's discussion and analysis of results of operations and financial position for the year ended December 31, 2009;

  •
  amended and restated interim consolidated financial statements and notes for the three and nine month periods ended September 30, 2010 and 2009;

  •
  amended and restated management's discussion and analysis of results of operations and financial position for the three and nine month periods ended September 30, 2010 and 2009;

  •
  material change report dated February 4, 2011 concerning the announcement of the execution of definitive agreements with respect to the Arrangement;

  •
  material change report dated December 30, 2010 concerning the announcement of the Arrangement Proposal;

  •
  material change report dated November 15, 2010 concerning the resignation of Dennis Mills as Chief Executive Officer of MID;

  •
  material change report dated May 14, 2010 concerning the establishment of a joint venture between MID and Penn National with respect to the Maryland Jockey Club;

  •
  material change report dated May 4, 2010 concerning the completion of the MEC Plan;

  •
  material change report dated March 26, 2010 concerning the amendment of the MEC Plan;

  •
  material change report dated February 18, 2010 concerning the filing of the MEC Plan;

  •
  material change report dated January 18, 2010 concerning the settlement and release with certain unsecured creditors of MEC;

  •
  management information circular dated March 29, 2010 prepared in connection with the annual and special meeting of Shareholders held on May 7, 2010; and

  •
  business acquisition report dated December 22, 2010 concerning the acquisition of certain assets by MID as part of the MEC Plan.

        All documents of the type referred to above (excluding confidential material change reports) filed by MID with Canadian Securities Administrators subsequent to the date of this Circular and prior to the date of the Meeting will be deemed to be incorporated by reference into, and form an integral part of, this Circular.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular.

        Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of MID at 455 Magna Drive, 2nd Floor, Aurora, Ontario, L4G 7A9 (telephone 905-713-6322). These documents are also available on the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com. The information contained on, or accessible through, any of these websites is not incorporated by reference in this Circular and is not, and should not be considered to be, a part of this Circular, unless it is explicitly so incorporated.

        MID is subject to the informational requirements of the 1934 Act and in accordance therewith files reports and other information with the SEC. The reports and other information filed by MID with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street N.W., Washington, D.C. 20549. Copies of these documents are also available on the SEC's website, www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

MID AFTER THE ARRANGEMENT

MID's Business after the Arrangement

        If the Arrangement is completed, MID's business will consist of the ownership, management, leasing, development and acquisition of industrial and commercial real estate properties. MID will retain its current income-producing properties following implementation of the Arrangement. However, substantially all of the properties currently held for development by MID will be acquired by the Stronach Purchaser if the Arrangement is implemented.

        MID's income-producing properties consist of heavy industrial manufacturing facilities, light industrial properties, corporate offices, product development and engineering centres and test facilities. At December 31, 2010, MID's real estate business included a global portfolio of 106 income producing industrial and commercial properties located in nine countries: Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and Poland. This portfolio of income-producing properties represents 27.5 million square feet of leasable area with a net book value of approximately $1.2 billion at September 30, 2010. The lease payments are primarily denominated in three currencies: the Euro, the Canadian dollar and the U.S. dollar. These properties are leased primarily to members of the Magna group of companies by way of operating leases, which provide approximately 98% of the annual real estate revenue generated by MID's income-producing properties.

        All of MID's assets related to its Racing and Gaming Business (as described under "Description of MID's Business — Racing and Gaming Business" above) are included within the Transferred Assets to be acquired by the Stronach Purchaser pursuant to the Arrangement. Accordingly, all of MID's current operations related to its Racing and Gaming Business will be transferred upon implementation of the Arrangement. Pursuant to the Forbearance Agreement, MID will be restricted from engaging in or having an interest in, directly or indirectly, any business related to horseracing or gaming.

Pro Forma Equity Ownership

        The following table indicates: (a) the current aggregate direct and indirect equity interests of the public shareholders and the Stronach Trust and associates of Mr. Stronach in MID and the percentage of total votes represented by their respective equity interests; and (b) the aggregate direct and indirect equity interests of the public shareholders and the Stronach Trust and associates of Mr. Stronach in MID and the percentage of total votes represented by their respective equity interests on a pro forma basis after giving effect to the completion of the Arrangement.

	Current			Pro forma
	Class A Subordinate Voting Shares (#)	Class B Shares (#)	% Votes	Common Shares(1) (#)		% Votes
Public Shareholders	46,109,914	163,999	40.1	46,306,712		>99
Stronach Trust and associates of Mr. Stronach(2)	50,650	383,414	59.9	74,650	(3)	<1

	46,160,564	547,413	100	46,381,362		100

Notes:

(1)
Pursuant to the Arrangement, the Class B Shares will be removed from the authorized capital of MID and the Class A Subordinate Voting Shares will be renamed "Common Shares".

(2)
Includes those Class A Subordinate Voting Shares and Class B Shares held by Fair Enterprise Limited and Elfriede Stronach (Mr. Stronach's spouse). All of the shares of Fair Enterprise Limited are held by an estate planning vehicle for the Stronach Family. The members of the family of Mr. Stronach are, under certain circumstances, among the class of possible indirect beneficiaries under this vehicle. Mr. Stronach disclaims beneficial ownership of the Class A Subordinate Voting Shares and Class B Shares held by Fair Enterprise Limited. However, for U.S. securities law purposes, he may be considered to share control or direction over such shares.

(3)
Includes those Common Shares that will be held by Fair Enterprise Limited and Elfriede Stronach if the Arrangement is implemented.

Post-Closing Directors

        Following implementation of the Arrangement, the Board will be comprised of the Post-Closing Directors. See "Annual Meeting Matters — Post-Closing Directors".

RISK FACTORS

Risk Factors Relating to MID

        For a discussion of certain risks relating to an investment in the shares of MID, please refer to the "Risk Factors" section in the 2009 Annual Information Form of MID incorporated by reference herein. Please also refer to the "Risk and Uncertainties" section of the Amended and Restated Management's Discussion and Analysis and Results of Operations of the Financial Position for the three and nine month periods ended September 30, 2010 of MID incorporated by reference herein. Those risks relating to MID's ownership of the Transferred Assets and its existing dual-class share structure will no longer be relevant after the completion of the Arrangement. These risks and uncertainties are not the only ones facing MID. Additional risks and uncertainties not currently known to MID, or that MID currently considers immaterial, may also impair the operations of MID. If any such risks actually occur, the business, financial condition, or liquidity and results of operations of MID could be materially adversely affected.

Risk Factors Relating to the Arrangement

        In addition, the following factors should be carefully considered by Shareholders in evaluating whether to approve the Arrangement Resolution:

There is no certainty that the conditions to completion of the Arrangement will be satisfied.

        The completion of the Arrangement is subject to a number of conditions, some of which are outside the control of MID, including receipt of the Final Order, Shareholder approval, the Arrangement Agreement remaining in force and the Stronach Shareholder and Stronach Trust having performed their respective obligations under the Arrangement Agreement. There can be no certainty, nor can MID provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. In addition, the Raceco Group will continue to be operated separately prior to the Effective Time and if the Arrangement is not completed, certain decisions or expenditures that were made in respect of the Raceco Group may not have been made otherwise.

If the Arrangement is not completed, the market price for the Class A Subordinate Voting Shares and Class B Shares may decline.

        Since the announcement of the Arrangement Proposal on December 22, 2010, the trading price of the Class A Subordinate Voting Shares and Class B Shares has increased from pre-announcement levels. The completion of the Arrangement is subject to the satisfaction or waiver of numerous closing conditions, including approval by the Shareholders and the Court. There can be no certainty, nor can MID provide any assurance, that these conditions will be satisfied or waived. If the Arrangement is not completed, the market price of the Class A Subordinate Voting Shares and Class B Shares may decline to the extent that the current market price reflects an assumption that the Arrangement will be completed.

If the Arrangement is not completed, MID believes that there is a high probability of litigation.

        Certain Class A Shareholders have suspended current litigation initiated against, amongst others, MID. If the Arrangement is not completed, MID believes there is a high probability this litigation will be pursued.

If the Arrangement is completed, there is no assurance that there will be a sustained increase in the trading price of the Common Shares attributable to the implementation of the Arrangement.

        There is no assurance that the Arrangement, if implemented, will result in any sustained increase in the trading price of the Common Shares as a result of a reduction or elimination of a trading discount associated with a dual-class share structure or MID's investment in the Racing and Gaming Business.

REGULATORY AND LEGAL MATTERS

MI 61-101

        The Arrangement involves certain transactions which are related party transactions and/or business combinations within the meaning of MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure the protection and fair treatment of minority securityholders.

        Specifically, MI 61-101 requires a formal valuation of: (a) the Transferred Assets and other non-cash consideration to be transferred by MID to the Stronach Purchaser pursuant to the Arrangement; and (b) the Class B Shares held by Minority Class B Shareholders being purchased for cancellation pursuant to the Arrangement. The Special Committee also requested that Blair Franklin prepare a formal valuation of the Common Shares (after giving effect to the Arrangement) to be issued to the Minority Class B Shareholders. A copy of the Formal Valuations is attached as Appendix G to this Circular.

        In addition, where an issuer completes a related party transaction or business combination, MI 61-101 requires that such transaction be approved by a majority of the votes cast by the applicable class or classes of shareholders, excluding votes attached to shares beneficially owned or over which control or direction is exercised by persons who would be excluded for purposes of determining minority approval pursuant to section 8.1(2) of MI 61-101. Accordingly, in addition to the Arrangement Resolution being approved by:

  •
  two-thirds of the votes cast by Class A Shareholders and Class B Shareholders voting together as a class, in person or represented by proxy at the Meeting; and

  •
  two-thirds of the votes cast by Class B Shareholders voting as a class, in person or represented by proxy at the Meeting,

the Arrangement Resolution must also be approved by:

  •
  a majority of the votes cast by the Class A Shareholders in person or represented by proxy at the Meeting excluding the votes attached to Class A Subordinate Voting Shares held by Interested Class A Shareholders; and

  •
  a majority of the votes cast by the Class B Shareholders in person or represented by proxy at the Meeting excluding the votes attached to Class B Shares held by Interested Class B Shareholders.

Other Securities Law Matters

        The Common Shares to be issued pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws and the shares will generally be "freely tradable" under applicable securities laws of each of the provinces of Canada (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof).

        The application for the Final Order will advise the Court that the Final Order will be relied upon for purposes of section 3(a)(10) of the 1933 Act to exempt the issuance of the Class A Subordinate Voting Shares (Common Shares) from the registration requirements of the 1933 Act based on the Court's approval of the Arrangement as both procedurally and substantively fair to the public Shareholders.

Dissent Rights

Class A Shareholders

        The Interim Order does not grant Class A Shareholders dissent and appraisal rights. In connection with the Arrangement, MID does not believe that dissent and appraisal rights in favour of the Class A Shareholders are required under the OBCA or appropriate in the circumstances. This is particularly true given that the circumstances in which dissent and appraisal rights are generally provided for are not provided for by the Arrangement.

        Dissent rights are typically provided in circumstances where shareholders are forced, without their consent, to sell or otherwise dispose of their shares or accept securities in a new or fundamentally different corporate entity, or in respect of a transaction involving a fundamental change such as the sale of all or substantially all of the assets of a company or its continuance into a new jurisdiction. These are not the circumstances of the proposed Arrangement. The Class A Shareholders are not being forced to sell or dispose of their Class A Subordinate Voting Shares, and Class A Shareholders are not being forced to accept securities in a new or fundamentally different corporate entity. The Class A Subordinate Voting Shares will remain outstanding following completion of the Arrangement and they are not being acquired, cancelled or otherwise arranged. The substantive rights attached to the Class A Subordinate Voting Shares will not change and any benefits that accrue to the Class A Subordinate Voting Shares from the Arrangement will accrue equally to all holders of the class. Only non-substantive consequential changes will be made to the Class A Subordinate Voting Share provisions to rename the Class A Subordinate Voting Shares as "Common Shares" and to clarify that, following cancellation of all issued and outstanding Class B Shares and deletion of the Class B Shares from the authorized capital of the Company, there will no longer exist another class of voting securities of MID with different (superior) voting rights. Furthermore, the Arrangement does not provide for the sale of all or substantially all of MID's assets as, following implementation of the Arrangement, MID will continue to own and operate its income-producing real estate business.

        Holders of Class A Subordinate Voting Shares who oppose the Proposed Arrangement may sell their shares on either the TSX or NYSE, each of which provides a highly liquid trading market for the Class A Subordinate Voting Shares. On February 22, 2011, the closing price of the Class A Subordinate Voting Shares on the TSX was Cdn.$27.25 (representing a 37% premium to the closing price of the Class A Subordinate Voting Shares on TSX on December 21, 2011, the trading day prior to announcement of the Arrangement Proposal) and, on February 22, 2011, the closing price of the Class A Subordinate Voting Shares on the NYSE was $27.39 (representing a 43% premium to the closing price of the Class A Subordinate Voting Shares on the NYSE on December 21, 2010, the last trading day prior to announcement of the Arrangement Proposal).

Class B Shareholders

        The Interim Order provides that each registered Minority Class B Shareholder will have the right to dissent and, if the Arrangement becomes effective, to have his, her or its Class B Shares cancelled in exchange for a cash payment from MID equal to the fair value of his or her Class B Shares as of the close of business on the day before the Arrangement Resolution was adopted in accordance with the provisions of section 185 of the OBCA as varied by the Plan of Arrangement and the Interim Order. In order to validly dissent, any such Class B Shareholder must not vote any Class B Shares in respect of which Dissent Rights have been exercised in favour of the Arrangement Resolution, must provide MID with written objection to the Arrangement by 4:30 p.m. (Toronto time) on March 28, 2011, or on the Business Day immediately prior to any adjourned or postponed Meeting, and must otherwise comply with the dissent procedures. A Non-Registered Holder who wishes to exercise Dissent Rights must arrange for the registered Class B Shareholder(s) holding its Class B Shares to deliver the Dissent Notice.

        The following is only a summary of the Dissenting Class B Shareholder provisions of the OBCA, as amended by the Plan of Arrangement and the Interim Order, which are technical and complex. A copy of the Plan of Arrangement is attached as Appendix C to this Circular, a copy of the Interim Order is attached as Appendix B to this Circular and a copy of section 185 of the OBCA is attached as Appendix F to this Circular. It is recommended that any registered Minority Class B Shareholder wishing to exercise a Dissent Right seek legal advice as the failure to comply strictly with the provisions of the OBCA (as varied by the Plan of Arrangement and the Interim Order) may result in the loss or unavailability of the Dissent Right.

        Pursuant to the Interim Order, registered Minority Class B Shareholders have the right to dissent to the Arrangement in the manner provided in section 185 of the OBCA, as varied by the Plan of Arrangement and the Interim Order. The following summary is qualified in its entirety by reference to the Plan of Arrangement, the Interim Order and the provisions of section 185 of the OBCA, as varied by the Plan of Arrangement and the Interim Order. If for any reason, a Dissenting Class B Shareholder is not entitled to be paid fair value, such Dissenting Class B Shareholder shall be deemed to have participated in the Arrangement as a non-dissenting holder of Class B Shares.

        A Dissenting Class B Shareholder may be entitled to be paid by MID the fair value of the Class B Shares held by such Dissenting Class B Shareholder determined as of the close of business on the day before the Arrangement Resolution was adopted.

        Eligible Class B Shareholders may exercise the Dissent Right only in respect of the Class B Shares registered in their name. In addition, an eligible Class B Shareholder may exercise the Dissent Right only with respect to all Class B Shares held by that Class B Shareholder on behalf of any one beneficial owner. In many cases, the Class B Shares beneficially owned by a non-registered holder are registered either:

  •
  in the name of an Intermediary that the non-registered holder deals with in respect of the Class B Shares (such as, among others, a securities dealer, broker, bank, trust company, or other nominee, or the trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan); or

  •
  in the name of a clearing agency (such as CDS & Co.) of which an Intermediary is a participant.

        Accordingly, a non-registered Class B Shareholder will not be entitled to exercise the Dissent Right directly (unless the Class B Shares are re-registered in the non-registered Class B Shareholder's name). A non-registered Class B Shareholder who wishes to exercise the Dissent Right should immediately contact the Intermediary with whom the non-registered Class B Shareholder deals in respect of its Class B Shares and either:

  •
  instruct the Intermediary to exercise the Dissent Right on the non-registered Class B Shareholder's behalf (which, if the Class B Shares are registered in the name of CDS & Co. or other clearing agency, would require that the Class B Shares first be re-registered in the name of the Intermediary); or

  •
  instruct the Intermediary to request that the Class B Shares be registered in the name of the non-registered Class B Shareholder, in which case such holder would have to exercise the Dissent Right directly (that is, the Intermediary would not be exercising the Dissent Right on such holder's behalf).

        A registered Class B Shareholder who wishes to exercise the Dissent Right in respect of the Arrangement must provide a written objection to the Arrangement Resolution (a "Dissent Notice") to MI Developments Inc., 455 Magna Drive, 2nd Floor, Aurora, Ontario, Canada L4G 7A9 Attention: Secretary, facsimile number (905) 726-7506 prior to 4:30 p.m. (Toronto time) on March 28, 2010 (or prior to 4:30 p.m. (Toronto time) on the last Business Day preceding any adjournment or postponement of the Meeting). The filing of a Dissent Notice does not deprive a registered Class B Shareholder of the right to vote at the Meeting; however, a registered Class B Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement will no longer be considered a Dissenting Class B Shareholder with respect to the Class B Shares voted in favour of the Arrangement Resolution. A vote against the Arrangement Resolution or an abstention will not constitute a Dissent Notice, but a registered Class B Shareholder need not vote its Class B Shares against the Arrangement Resolution in order to dissent.

        Similarly, the revocation of a proxy conferring authority on the proxy holder to vote in favour of the Arrangement does not constitute a Dissent Notice; however, any proxy granted by a registered Class B Shareholder who intends to dissent, other than a proxy that instructs the proxy holder to vote against the Arrangement, should be validly revoked in order to prevent the proxy holder from voting such Class B Shares in favour of the Arrangement and thereby causing the registered Class B Shareholder to forfeit such registered Class B Shareholder's right to dissent.

        MID is required, within 10 days after the adoption of the Arrangement Resolution, to notify each Dissenting Class B Shareholder that the Arrangement Resolution has been adopted, but such notice is not required to be sent to any Class B Shareholder who voted in favour of the Arrangement or who has withdrawn such Class B Shareholder's Dissent Notice.

        A Class B Shareholder who wishes to exercise the Dissent Right must, within 20 days after receipt of notice that the Arrangement Resolution has been adopted, or, if such Class B Shareholder does not receive such notice, within 20 days after the Class B Shareholder learns that the Arrangement Resolution has been adopted, send to MID a written notice (a "Payment Demand") containing the Class B Shareholder's name and address, the number of Class B Shares in respect of which the Class B Shareholder dissented, and a demand for payment of the fair value of such Class B Shares. Within 30 days after a Payment Demand, the Class B Shareholder must send to MID's Transfer Agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, Attention: Client Services, Stock Transfer Department, the share certificates representing the Class B Shares in respect of which the Class B Shareholder has dissented. A Class B Shareholder who fails to send the share certificates representing the Class B Shares in respect of which the Class B Shareholder has dissented forfeits such Shareholder's Dissent Right for such Class B Shares. MID or its Transfer Agent will endorse on share certificates received from a Class B Shareholder exercising a Dissent Right a notice that the Class B Shareholder is a Dissenting Class B Shareholder and will forthwith return the share certificates to the Dissenting Class B Shareholder.

        Upon the Arrangement becoming effective, a Dissenting Class B Shareholder will cease to have any rights as a holder of Class B Shares, other than the right to be paid the fair value of its Class B Shares, unless the Dissenting Class B Shareholder withdraws its Payment Demand, in which case, such Dissenting Class B Shareholder will be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Class B Shareholder as at and from the Effective Date.

        Registered Class B Shareholders who duly exercise their Dissent Right and who: (a) are ultimately determined to be entitled to be paid fair value for their Class B Shares will be deemed to have transferred their Class B Shares to MID as at the Effective Time of the Arrangement; or (b) are ultimately determined not to be entitled, for any reason, to be paid fair value for their Class B Shares, will be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Class B Shareholder as at and from the Effective Date.

        MID is required, not later than seven days after the later of the Effective Date or the date on which MID received the Payment Demand of a Dissenting Class B Shareholder, to send to each Dissenting Class B Shareholder who has sent a Payment Demand to it a written offer to pay (the "Offer to Pay") for its Class B Shares in an amount considered by the Board to be the fair value of the shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. The amount specified in the Offer to Pay which has been accepted by a Dissenting Class B Shareholder will be paid by MID within 10 days after the acceptance by the Dissenting Class B Shareholder of the Offer to Pay, but any such Offer to Pay lapses if MID does not receive an acceptance thereof within 30 days after the Offer to Pay has been made.

        If MID fails to make an Offer to Pay or if a Dissenting Class B Shareholder fails to accept an offer that has been made, MID may, within 50 days after the Effective Date or within such further period as the Court may allow, apply to the Court to fix a fair value for the Class B Shares of Dissenting Class B Shareholders. If MID fails to apply to the Court, a Dissenting Class B Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. A Dissenting Class B Shareholder is not required to give security for costs in such an application.

        Upon an application to the Court, all Dissenting Class B Shareholders whose Class B Shares have not been paid for by MID will be joined as parties and bound by the decision of the Court, and MID will be required to notify each affected Dissenting Class B Shareholder of the date, place and consequences of the application and of the Dissenting Class B Shareholder's right to appear and be heard in person or by counsel. Upon any such application to the Court, the Court may determine whether any person is a Dissenting Class B Shareholder who should be joined as a party, and the Court will then fix a fair value for the Class B Shares of all Dissenting Class B Shareholders. The final order of a Court will be rendered against MID in favour of each Dissenting Class B Shareholder and for the amount of the fair value of such Dissenting Class B Shareholder's Class B Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Class B Shareholder from the Effective Date until the date of payment.

INCOME TAX CONSIDERATIONS

        The following summaries are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders are advised to consult their own tax advisors concerning the income tax consequences to them of the Arrangement.

Certain Canadian Federal Income Tax Considerations of the Arrangement for MID

        The Transferred Assets include real estate that likely is inventory for purposes of the Canadian Tax Act as well as property that is capital property for such purposes.

        The transfer under the Arrangement of such inventory property likely will result in the recognition by MID of gain that is business income for purposes of the Canadian Tax Act. Such gain cannot be offset by the prospective capital loss referred to further below.

        MID is entitled under the terms of the Transfer Agreement to file a joint election under the Canadian Tax Act with the Stronach Purchaser so as to avoid the recognition of capital gain on the transfer of Transferred Assets that are capital property. However, the capital gain that is so avoided will instead be realized by MID on the redemption under the Arrangement of the Stronach Purchaser Preference Shares if subsection 55(2) of the Canadian Tax Act applies to such redemption.

        MID has applied for the Tax Ruling to the effect inter alia that subsection 55(2) will not so apply to deem MID to have realized a capital gain on such redemption.

        MID expects to realize (or be deemed to realize) in 2011 a capital loss with respect to its investment in MEC that is substantially in excess of any capital gains that it may realize under the Arrangement. Although there is a risk that the purchase for cancellation under the Arrangement of the Class B Shares of the Stronach Newco could result in the extinguishment of such capital loss for most purposes, MID in such circumstances nonetheless should be in a position to utilize such capital loss so as to not be subject to capital gains taxation as a result of the transfer by it of the Transferred Assets that are capital property. Accordingly, MID does not anticipate that failure to obtain the Tax Ruling will cause it to be subject to capital gains taxation under the Arrangement.

Certain Canadian Federal Income Tax Considerations of the Arrangement for Shareholders

        The following is, as of the date hereof, a summary of the principal Canadian federal income tax consequences generally applicable under the Canadian Tax Act to the Arrangement.

        This summary is applicable to a Shareholder who, for the purposes of the Canadian Tax Act: (a) deals at arm's length, and is not affiliated with, MID or any purchaser of the Shareholder's Shares held after the Arrangement; (b) holds Class A Subordinate Voting Shares or Class B Shares, as the case may be, and (following the Arrangement) Common Shares, as capital property; and (c) is not a Dissenting Class B Shareholder. Class A Subordinate Voting Shares, Class B Shares and Common Shares will generally constitute capital property to a holder provided that those shares are not held in the course of carrying on a business and have not been acquired in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Canadian-resident Shareholders who might not otherwise be considered to hold their Class A Subordinate Voting Shares, Class B Shares or Common Shares as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Canadian Tax Act to have those shares, and any other "Canadian securities" (as defined in the Canadian Tax Act) owned by them in the taxation year in which the election is made and all subsequent taxation years, be deemed to be capital property. This summary is not applicable to a Shareholder that is a "financial institution" or a "specified financial institution" or a Shareholder an interest in which is a "tax shelter investment."

        This summary assumes that the Arrangement will be accomplished pursuant to the terms of the Plan of Arrangement contained in Appendix C to this Circular.

        This summary is based on the current provisions of the Canadian Tax Act, the regulations thereunder, and an understanding of the current administrative and assessing practices of the CRA. This summary also takes into account all specific proposals to amend the Canadian Tax Act and regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date of this Circular and assumes that they will be enacted substantially as proposed, although no assurance in this regard can be given. This summary does not otherwise take into account or anticipate any changes in law or administrative practice, whether by legislative, governmental or judicial action or interpretation, nor does it take into account provincial, territorial or foreign income tax considerations.

        Shareholders should consult with their own tax advisors for advice regarding the income tax considerations applicable to them, having regard to their particular circumstances.

Shareholders Resident in Canada

        This portion of the summary is applicable to a Shareholder who at all relevant times, for purposes of the Canadian Tax Act and any applicable tax treaty, is or is deemed to be resident in Canada (a "Canadian Holder").

  Exchange Rate

        A Canadian Holder (other than a qualifying corporation which has elected to determine its Canadian tax results in accordance with the "functional currency" rules contained in the Canadian Tax Act) must for most purposes of the Canadian Tax Act express any U.S. dollar costs of acquisition, or U.S. dollar proceeds of disposition, of Shares, and any U.S. dollar dividends received thereon, in Canadian dollars using the Canadian/U.S. dollar exchange rate quoted by the Bank of Canada for noon of the day that such costs, proceeds or dividends are recognized or otherwise considered to arise for such purposes (or the closest preceding day, if there is no such quote), or such other rate as is acceptable to the CRA.

  Purchase for Cancellation of Class B Shares

        On the purchase for cancellation by MID of all the Class B Shares of a Canadian Holder in consideration for the issue by MID to the Canadian Holder of Class A Subordinate Voting Shares, the Canadian Holder will be deemed to have disposed of its Class B Shares for proceeds of disposition equal to their adjusted cost base, and to have acquired such Class A Subordinate Voting Shares for an aggregate cost equal to the proceeds of disposition of all its Class B Shares. (In light of 1.2 Class A Subordinate Voting Shares being received under the Arrangement for each Class B Share of the Canadian Holder, the cost of each Class A Subordinate Voting Share that is so received by the Canadian Holder will be less than the adjusted cost base of each Class B Share which the Canadian Holder disposed of.) For the purpose of determining the adjusted cost base of a Class A Subordinate Voting Share, the cost of a newly acquired Class A Subordinate Voting Share will be averaged with the adjusted cost base of all of the Class A Subordinate Voting Shares owned by the Canadian Holder as capital property immediately before that time.

        A Canadian Holder who is a Class B Shareholder will not be deemed to have received a dividend on the purchase for cancellation of its Class B Shares under the Arrangement.

  Renaming of Class A Subordinate Voting Shares

        Neither the renaming of the Class A Subordinate Voting Shares as Common Shares (together with the related amendments to the Articles of MID occurring under the Arrangement) nor any other transaction occurring under the Arrangement will result in a disposition of Class A Subordinate Shares or Common Shares or realization of income by a Canadian Holder (otherwise than as a result of receipt of any Special Dividend).

  Dispositions and Dividends

        A disposition or deemed disposition of Common Shares will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the Canadian Holder's adjusted cost base of the Common Shares immediately before the disposition. The tax consequences of such a capital gain or capital loss are generally as described below under the heading "Capital Gains and Capital Losses".

        Dividends received or deemed to be received on Common Shares held by a Canadian Holder (including the Special Dividend, if any) will be included in the Canadian Holder's income for the purposes of the Canadian Tax Act. Such dividends received by a Canadian Holder who is an individual (including most trusts) will be subject to the gross-up and dividend tax credit rules in the Canadian Tax Act normally applicable to dividends received from taxable Canadian corporations, including an enhanced gross-up and dividend tax credit in respect of dividends designated by MID as "eligible dividends."

        A Canadian Holder that is a corporation will include such dividends in computing its income and generally will be entitled to deduct the amount of such dividends in computing its taxable income. A Canadian Holder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Canadian Tax Act) may be liable under Part IV of the Canadian Tax Act to pay a refundable tax of 33 1/3% of dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the Canadian Holder's taxable income.

  Capital Gains and Capital Losses

        A Canadian Holder will generally be required to include one-half of any capital gain of the Canadian Holder (a "taxable capital gain") in income, and may generally deduct one-half of any capital loss of the Canadian Holder (an "allowable capital loss") from taxable capital gains realized by the Canadian Holder in the year of disposition. Allowable capital losses in excess of taxable capital gains for the year of disposition may generally be carried back up to three taxation years or forward indefinitely and deducted against taxable capital gains realized in such other years, to the extent and under the circumstances specified in the Canadian Tax Act.

        In general, a capital loss otherwise arising on the disposition of a Common Share by a corporation may be reduced by dividends previously received, or deemed to have been received, thereon. Similar rules may also apply in circumstances where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares. Canadian Holders to whom these rules may be relevant should consult their own tax advisors.

  Additional Refundable Tax and Alternative Minimum Tax

        A Canadian Holder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Canadian Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including dividends received and taxable capital gains realized in respect of the Common Shares.

        Capital gains realized and dividends received by Canadian Holders who are individuals and certain trusts may give rise to a liability for alternative minimum tax.

Eligibility For Investment

        Provided that any class or series of shares of MID is listed on a designated stock exchange in Canada (such as the TSX), the Class A Subordinate Shares and Common Shares will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered disabilities savings plans, tax-free savings accounts, deferred profit sharing plans and registered education savings plans, each as defined in the Canadian Tax Act. The Class A Subordinate Shares and Common Shares will not be "prohibited investments" for a tax-free savings account provided that the holder of the tax-free savings account is not a "specified shareholder" of MID, within the meaning of the Canadian Tax Act, and MID deals at arm's length with the holder and any person in which the holder has a "significant interest", within the meaning of the Canadian Tax Act.

Shareholders Not Resident in Canada

        This portion of the summary is generally applicable to a Shareholder (a "Non-Resident Holder") who at all relevant times, for purposes of the Canadian Tax Act and any applicable tax treaty: (a) is not (and is not deemed to be) resident in Canada; (b) does not use or hold (and is not deemed to use or hold) Class A Subordinate Voting Shares, Class B Shares, or Common Shares in carrying on a business in Canada; and

(c) does not hold Class A Subordinate Voting Shares, Class B Shares or Common Shares as "taxable Canadian property" (as defined in the Canadian Tax Act). Special rules not discussed in this summary may apply to an insurer carrying on an insurance business in Canada and elsewhere, and any such insurers should consult their own tax advisors.

        The Class A Subordinate Voting Shares, Class B Shares, or Common Shares will not generally constitute taxable Canadian property at the time of their disposition by a Non-Resident Holder unless at any time during the 60-month period immediately preceding their disposition: (a) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of MID where the underlying shares were listed on a designated stock exchange (such as the TSX or NYSE) at the time of disposition; and (b) more than 50% of the fair market value of the shares was derived directly or indirectly from one or any combination of: (i) real or immoveable properties situated in Canada, (ii) "Canadian resource properties" (as defined in the Canadian Tax Act), (iii) "timber resource properties" (as defined in the Canadian Tax Act) and (iv) options in respect of, or interests in, or for civil law rights in, property described in (i) to (iii).

        The term "U.S. Holder", for the purposes of this summary, means a Non-Resident Holder who is entitled to the benefits of the Canada-United States Income Tax Convention (1980) (the "U.S. Treaty").

  Disposition of Class A Subordinate Voting Shares, Class B Shares, or Common Shares

        A Non-Resident Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of Class A Subordinate Voting Shares, Class B Shares, or Common Shares. Furthermore, a Non-Resident Holder will not realize a capital gain on the purchase for cancellation by MID of all the Class B Shares of the Non-Resident Holder in consideration for the issue by MID to the Non-Resident Holder of Class A Subordinate Voting Shares; nor will a Non-Resident Holder realize a capital gain on the renaming of the Class A Subordinate Voting Shares as Common Shares (together with the related amendments to the Articles of MID occurring under the Arrangement).

  Taxation of Dividends on Shares

        Any dividends on Common Shares paid or credited to a Non-Resident Holder (including the Special Dividend, if any, and any deemed dividend) will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends. This withholding tax may be reduced pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of the Non-Resident Holder. Under the U.S. Treaty, a Non-Resident Holder that is a U.S. Holder will generally be subject to Canadian withholding tax at a rate of 15% of the amount of such dividends. In addition, under the U.S. Treaty, dividends may be exempt from Canadian withholding tax if paid to certain U.S. Holders that are qualifying religious, scientific, literary, educational or charitable tax-exempt organizations and qualifying trusts, companies, organizations or other arrangements operated exclusively to administer or provide pension, retirement or employee benefits that are exempt from tax in the U.S. and that have complied with specific administrative procedures.

        A Non-Resident Holder will not be deemed to receive a dividend on any of the transactions occurring under the Arrangement.

Certain United States Federal Income Tax Considerations of the Arrangement

        The following discussion is a general summary of certain U.S. federal income tax consequences to U.S. Shareholders (as defined below) of the Arrangement, the renaming of the Class A Subordinate Voting Shares and the ownership and disposition of Common Shares following the Arrangement. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations promulgated under the Code, and administrative rulings and judicial decisions, in each case as of the date hereof. These authorities are subject to differing interpretations and may be changed, perhaps retroactively, resulting in U.S. federal income tax consequences different from those discussed below. MID has not obtained, nor does MID intend to obtain, any ruling from the Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This summary applies only to U.S. Shareholders that hold the Class A Subordinate Voting Shares or Class B Shares, as the case may be, and (following the implementation of the Arrangement) Common Shares, as capital assets, within the meaning of section 1221 of the Code. This summary does not address the tax considerations arising under the laws of any non-United States, state or local jurisdiction. In addition, this summary does not address all tax considerations that may be applicable to a particular U.S. Shareholder's circumstances or to U.S. Shareholders that may be subject to special tax rules, including, without limitation, U.S. Shareholders subject to the alternative minimum tax, banks, insurance companies or other financial institutions, tax-exempt organizations, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, controlled foreign corporations, passive foreign investment companies, U.S. Shareholders who own (directly, indirectly or constructively) 10% or more of MID's voting stock before or after the Arrangement, U.S. Shareholders whose "functional currency" is not the United States dollar, partnerships or other pass-through entities for U.S. federal income tax purposes, U.S. Shareholders holding Class A Subordinate Voting Shares, Class B Shares or Common Shares as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction, or U.S. Shareholders deemed to sell Class A Subordinate Voting Shares, Class B Shares or Common Shares under the constructive sale provisions of the Code.

        For purposes of this discussion, a U.S. Shareholder is a beneficial owner of Class A Subordinate Voting Shares, Class B Shares or Common Shares that is, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States, (ii) a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust, if its administration is subject to the primary supervision of a United States court and one or more United States persons have the authority to control all substantial decisions of the trust, or if it has made a valid election under applicable Treasury regulations to be treated as a U.S. person.

        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Class A Subordinate Voting Shares, Class B Shares or Common Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership or a partner of a partnership holding Class A Subordinate Voting Shares or Class B Shares should consult its own tax advisor regarding the tax consequences of the Arrangement and the ownership of Common Shares.

        U.S. Shareholders are urged to consult their own tax advisor with regard to the application of the U.S. federal income tax laws, as well as the application of non-income tax laws and the laws of any state, local or non-United States taxing jurisdiction, to their particular situation.

U.S. Federal Income Tax Consequences of the Arrangement

  Participating Shareholders

        The cancellation of Class B Shares and the issuance of Class A Subordinate Voting Shares (which would be renamed Common Shares immediately after the Arrangement) pursuant to the Arrangement will qualify as a recapitalization for U.S. federal income tax purposes. Accordingly, a U.S. Shareholder participating in the Arrangement generally will not recognize any gain or loss. A U.S. Shareholder's holding period for the Common Shares received in the Arrangement will include the U.S. Shareholder's holding period for the Class B Shares surrendered. A U.S. Shareholder's initial tax basis in the Common Shares will equal the adjusted tax basis of the Class B Shares immediately prior to the Arrangement. U.S. Shareholders that, instead of receiving fractional Class A Subordinate Voting Shares, receive more or fewer Class A Subordinate Voting Shares pursuant to the Arrangement than they would otherwise receive as a result of rounding up or down, as applicable, to the nearest whole number the number of Class A Subordinate Voting Shares to be distributed under the Arrangement should consult their tax advisors regarding the U.S. federal income tax consequences to them of such rounding.

        If a U.S. Shareholder acquired different blocks of Class B Shares at different times and at different prices, such U.S. Shareholder's tax basis and holding period in the Common Shares received pursuant to the Arrangement should be determined separately with reference to each identifiable block of Class B Shares purchased for cancellation. U.S. Shareholders should consult their own tax advisors in this regard.

  Dissenting Shareholders

        If a U.S. Shareholder does not participate in the Arrangement pursuant to such U.S. Shareholder's dissent right, such U.S. Shareholder will generally recognize taxable gain or loss for U.S. federal income tax purposes with respect to its Class B Shares that are cancelled in connection with the exercise of such dissent right in an amount equal to the difference between the amount realized for such Class B Shares and the U.S. Shareholder's tax basis in such Class B Shares. Subject to the discussion under "— Passive Foreign Investment Company" below, such gain or loss generally will be capital gain or loss, and generally will be long-term capital gain or loss if such U.S. Shareholder's holding period for the Class B Shares is more than one year. Long-term capital gains of a non-corporate U.S. Shareholder, including an individual, are generally subject to preferential rates of taxation for U.S. federal income tax purposes. The deductibility of capital losses is subject to limitations.

        Any gain or loss recognized by a U.S. Shareholder in connection with the exercise of its dissent right generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes. Consequently, a U.S. Shareholder may not be able to use the U.S. foreign tax credit arising from any Canadian tax (if any) imposed on the purchase of Class B Shares for cancellation pursuant to the Arrangement unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. U.S. Shareholders should consult their own tax advisor in this regard.

  Renaming of Class A Subordinate Voting Shares

        The renaming of the Class A Subordinate Voting Shares as Common Shares (together with the related amendments to the Articles of MID occurring under the Arrangement) will not be a taxable event with respect to U.S. Shareholders holding Class A Subordinate Voting Shares and such U.S. Shareholders will have the same tax basis and holding period in the renamed Common Shares, and will be subject to U.S. federal income tax with respect to the renamed Common Shares in the same manner, at the same time and in the same amount as before the renaming.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Common Shares

  Taxation of Distributions

        Subject to the discussion under "— Passive Foreign Investment Company" below, the U.S. dollar value of the gross amount of distributions (including the Special Dividend, if any) on the Common Shares (including any amounts withheld in respect of Canadian taxes) will be taxable to U.S. Shareholders as dividends to the extent paid out of MID's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in a U.S. Shareholder's gross income as ordinary dividend income on the day actually or constructively received by such U.S. Shareholder. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. Subject to applicable limitations (including a holding period requirement), and assuming that MID was not at any relevant time classified as a passive foreign investment company for U.S. federal income tax purposes (a "PFIC"), dividends on the Common Shares that are received by non-corporate U.S. Shareholders in taxable years beginning before January 1, 2013 will generally be treated as "qualified dividend income" subject to reduced rates of taxation (currently, a maximum rate of 15%).

        For purposes of calculating the U.S. foreign tax credit, dividends paid on the Common Shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the U.S. foreign tax credit are complex. U.S. Shareholders should consult their own tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.

        To the extent the dividends are subject to Canadian withholding tax (see discussion under "Income Tax Considerations — Certain Canadian Federal Income Tax Considerations of the Arrangement for Shareholders"), a U.S. Shareholder may, in certain circumstances, be able to claim a reduced rate of Canadian withholding tax if such U.S. Shareholder is eligible for benefits under the income tax treaty between the United States and Canada. U.S. Shareholders should consult their own tax advisors about their eligibility for a reduction of Canadian withholding tax.

        To the extent that the amount of any distribution (including the Special Dividend, if any) exceeds MID's current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Common Shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the U.S. Shareholder on a subsequent disposition of the Common Shares), and the balance in excess of adjusted basis will be taxed as a capital gain recognized on a sale or exchange to the U.S. Shareholder (as described under "— Sale, Exchange or other Taxable Disposition of Common Shares" below). Consequently, such distributions in excess of MID's current and accumulated earnings and profits would generally not give rise to foreign source income and a U.S. Shareholder would generally not be able to use the U.S. foreign tax credit arising from any Canadian withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. U.S. Shareholders should consult their own tax advisors in this regard.

  Sale, Exchange or other Taxable Disposition of Common Shares

        For U.S. federal income tax purposes, and subject to the discussion under "— Passive Foreign Investment Company" below, a U.S. Shareholder will recognize taxable gain or loss on any sale or exchange of Common Shares in an amount equal to the difference between the amount realized for the Common Shares and such U.S. Shareholder's tax basis in the Common Shares. Such gain or loss generally will be capital gain or loss, and generally will be long-term capital gain or loss if such U.S. Shareholder's holding period for the Common Shares is more than one year at the time of the sale or exchange. Long-term capital gains of a non-corporate U.S. Shareholder, including an individual, are generally subject to preferential rates of taxation for U.S. federal income tax purposes. The deductibility of capital losses is subject to limitations.

        Any gain or loss recognized generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes. Consequently, a U.S. Shareholder may not be able to use the U.S. foreign tax credit arising from any Canadian tax (if any) imposed on the sale or exchange of Common Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. U.S. Shareholders should consult their own tax advisors in this regard.

  Passive Foreign Investment Company

        In general, a foreign corporation will be treated as a PFIC for U.S. federal income tax purposes for any taxable year in which: (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value (determined based on a quarterly average) of its assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (subject to certain exceptions) and certain other types of specified income. MID does not believe that it is or has been a PFIC for its current taxable year or any prior taxable year and does not expect to be or become a PFIC in any future taxable year for U.S. federal income tax purposes. However, MID's possible status as a PFIC must be determined annually and therefore may be subject to change. If MID were treated as a PFIC for any taxable year during which a U.S. Shareholder holds or held Class A Subordinate Voting Shares, Class B Shares or Common Shares, certain materially adverse U.S. tax consequences could apply. U.S. Shareholders should consult their tax advisers regarding the potential application of the PFIC regime in their particular circumstances.

  Information Reporting and Backup Withholding

        In general, information reporting may apply to any dividends paid in respect of the Common Shares to a U.S. Shareholder and the proceeds from the sale or exchange of the Common Shares by a U.S. Shareholder unless, in each case, such U.S. Shareholder is an exempt recipient. Backup withholding may also apply to such dividends or proceeds, as the case may be, if a U.S. Shareholder fails to provide a taxpayer identification number or a certification of other exempt status, or fails to report in full dividend and interest income.

        Backup withholding is not an additional tax and amounts withheld under the backup withholding rules will be allowed as a refund or credit against such U.S. Shareholder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

        A U.S. Shareholder participating in the Arrangement will generally be required to retain certain records pertaining to the Arrangement. In addition, if a U.S. Shareholder is a "significant holder" that participates in the Arrangement (other than a Dissenting Shareholder), such U.S. Shareholder will generally be required to file a statement with its U.S. federal income tax return setting forth certain information, including the fair market value of, and its basis in, the Class B Shares surrendered in the Arrangement. A U.S. Shareholder of Class B Shares will be a "significant holder" for these purposes if, immediately before the Arrangement, such U.S. Shareholder owns (i) Class B Shares representing at least 1% (by vote or value) of all of MID's total outstanding stock or (ii) Class A Subordinate Voting Shares representing at least 5% (by vote or value) of all of MID's outstanding stock. U.S. Shareholders should consult their tax advisors regarding the application of these reporting requirements in their particular circumstances.

  Information Reporting Regarding Specified Foreign Financial Assets

        Recently enacted legislation requires an individual U.S. person with an interest in any "specified foreign financial asset" to file a report with the IRS with information relating to the asset and the maximum value thereof for any taxable year in which the aggregate value of all such assets is greater than $50,000 (or such higher dollar amount as prescribed by U.S. Treasury regulations). Specified foreign financial assets include any depository or custodial account held at a foreign financial institution; any debt or equity interest in a foreign financial institution if such interest is not regularly traded on an established securities market; and, if not held at a financial institution, (i) any stock or security issued by a non-United States person, (ii) any financial instrument or contract held for investment where the issuer or counterparty is a non-United States person, and (iii) any interest in an entity which is a non-United States person. Penalties apply to any failure to file a required report. Additionally, in the event a U.S. person holding a specified foreign financial asset does not file the information report relating to disclosure of specified foreign financial assets, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. person for the related tax year will not begin until such information report is filed. U.S. Shareholders should consult their own tax advisor as to the possible application to them of this information reporting requirement and related statute of limitations tolling provision with respect to their Common Shares.

Residents of Jurisdictions Outside Canada and the United States

        This Circular does not address any tax considerations of the Arrangement other than Canadian and U.S. federal income tax considerations. Shareholders who are resident in jurisdictions other than Canada and the United States should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning shares of MID after the Arrangement. Shareholders should also consult their own tax advisors regarding state, provincial or territorial tax considerations of the Arrangement or of holding shares of MID.

GENERAL PROXY MATTERS

Solicitation of Proxies

        The solicitation of proxies is made on behalf of management of MID.    This Circular, the Notice of Meeting and the accompanying form(s) of proxy are being mailed on or about February 22, 2011 to the Shareholders of record as of the close of business on February 15, 2011. MID will bear all costs associated with the preparation and mailing of this Circular, the Notice of Meeting and the accompanying form(s) of proxy, as well as the cost of the solicitation of proxies. The solicitation will be primarily by mail, but may also be made by telephone, by facsimile, by other means of electronic transmission or in person. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation material to their principals and to obtain authorizations for the execution of proxies.

        Each of Morrow & Co. LLC ("Morrow") and Kingsdale Shareholder Services Inc. ("Kingsdale") has been retained by MID as a proxy solicitation agent in connection with the solicitation of proxies for the Meeting. For these services, Morrow and Kingsdale are expected to receive, from MID, fees of approximately $50,000 if Shareholders holding in excess of 90% of the Shares represented in person or by proxy at the Meeting vote in favour of the Arrangement Resolution, respectively, plus reimbursement of costs relating to telephone calls and reasonable out-of-pocket expenses of the proxy solicitation agent. In addition, officers and employees of MID may solicit proxies without compensation. MID's Transfer Agent, Computershare Investor Services Inc., is responsible for the tabulation of proxies.

Appointment and Revocation of Proxies

Registered Holders

        The persons named in the accompanying form(s) of proxy are officers of the Company. A Shareholder has the right to appoint a person (who need not be a Shareholder of the Company) as nominee to attend and act for and on such shareholder's behalf at the Meeting other than the management nominees named in the accompanying form(s) of proxy. This right may be exercised by inserting in the blank space the name of the person the Shareholder wishes to appoint as proxyholder, or by completing, signing and submitting another proper form of proxy naming such person as proxyholder.

        Shareholders desiring to be represented at the Meeting by proxy must deposit their forms of proxy at one of the following locations:

  (a)
  the offices of the Transfer Agent at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, addressed to the Proxy Department; or

  (b)
  the principal executive offices of the Company at 455 Magna Drive, 2nd Floor, Aurora, Ontario, Canada L4G 7A9, addressed to the Secretary of the Company,

by 10:00 a.m. (Toronto time) on March 25, 2011 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is reconvened or the postponed Meeting is convened. A revocation of proxy may also be deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof. If a Shareholder who has completed a proxy attends the Meeting in person, any votes cast by such shareholder on a poll will be counted and the proxy will be disregarded.

        Rather than returning the proxy by mail or hand delivery, registered Shareholders may also elect to vote by telephone or via the Internet. Those registered holders electing to vote by telephone require a touch-tone telephone to transmit their voting preferences. Registered Shareholders electing to vote by telephone or via the Internet must follow the instructions included in the form(s) of proxy received from MID.

Non-Registered Holders

        Only registered Shareholders and persons appointed as proxyholders are permitted to attend and vote at the Meeting. However, in many cases, shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

  (a)
  in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of registered plans; or

  (b)
  in the name of a clearing agency (such as The Canadian Depository for Securities Limited and, in the United States, The Depository Trust Company) of which the intermediary is a participant.

        The Meeting Materials are being sent to both registered and non-registered owners of Shares. In accordance with National Instrument 54-101 — Communication with Beneficial Owners of Securities of Reporting Issuers, MID is delivering the Meeting Materials directly to depositories and other intermediaries for onward distribution to Non-Registered Holders. Typically, intermediaries will use a service company (such as Broadridge Financial Solutions, Inc.) to forward the meeting materials to, and to obtain voting instructions from, beneficial owners.

        If you are a Non-Registered Holder, you should follow the instructions received from the intermediary through which your shares are held. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders will either:

  (a)
  be given a VIF, which must be completed and signed by the Non-Registered Holder in accordance with the directions set out on the VIF (which may, in some cases, allow for voting by telephone or Internet); or

  (b)
  less typically, be given a proxy that has already been signed by the intermediary (usually by way of a facsimile, stamped signature), that is restricted as to the number of shares beneficially owned by the Non-Registered Holder, but that is otherwise not fully completed. In this case, the Non-Registered Holder who wishes to submit the proxy should otherwise properly complete and deposit it with Computershare Investor Services Inc., as described above.

        The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Non-Registered Holders that wish to vote in person at the Meeting must insert their name in the space provided on the form of proxy or VIF and adhere to the signing and return instructions provided on the form. Non-Registered Holders should follow the instructions on the document that they have received and contact your intermediary promptly if you need assistance.

Revocation

        A registered Shareholder may revoke a proxy that has already been deposited by:

  (a)
  completing and signing a proxy bearing a later date and depositing it with the Company or Computershare Investor Services Inc. as described under "— Registered Holders" above;

  (b)
  depositing an instrument in writing executed by the holder or by the holder's attorney authorized in writing at MID's registered office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) of the Meeting, at which the proxy is to be used; or

  (c)
  in any other manner permitted by law.

        A Non-Registered Holder who wishes to revoke must make appropriate arrangements with the intermediary.

Signature of Proxy

        A form of proxy must be executed by the Shareholder or his attorney authorized in writing, or if the Shareholder is a corporation, the form of proxy should be signed in its corporate name by an authorized officer. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with MID).

Voting of Proxies

        The persons named in the accompanying form of proxy will vote the Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them. Where a choice for such matter is not specified shares will be voted as proxyholder sees fit. Unless contrary instructions are provided, shares represented by proxies received by management will be voted as follows:

  (a)
  IN FAVOUR OF the Arrangement Resolution;

  (b)
  IN FAVOUR OF the election of Pre-Closing Directors and Post-Closing Directors of the Company as set out in this Management Information Circular; and

  (c)
  IN FAVOUR OF the appointment of Ernst & Young LLP as the auditor of the Company, based on the recommendation of the Audit Committee of the Board of Directors of the Company, and authorization of the Audit Committee to fix the auditor's remuneration.

Exercise of Discretion of Proxy

        The accompanying form(s) of proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations to matters identified in the Notice of Meeting and with respect to such other business or matters which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. As of the date of this Circular, the Company is not aware of any such amendments or variations or any other matters to be addressed at the Meeting.

Record Date

        The Board has fixed the close of business on February 15, 2011 as the Record Date for the Meeting. Only holders of record of Class A Subordinate Voting Shares and Class B Shares at the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting.

Procedure and Votes Required in Respect of Arrangement Resolution

        Holders of Shares will be voting on the Arrangement Resolution. The Interim Order provides that each holder of Shares as at the close of business on the Record Date will be entitled to receive notice of, and to vote at the Meeting, or any adjournment(s) or postponement(s) thereof.

        Pursuant to the Interim Order:

  •
  each holder of Class A Subordinate Voting Shares will be entitled to one vote for each Class A Subordinate Voting Share held and each holder of Class B Shares will be entitled to 500 votes for each Class B Share held;

  •
  the majority required to pass the Arrangement Resolution will be:

  •
  two-thirds of the votes cast by the holders of Class A Subordinate Voting Shares and Class B Shares, voting together as a single class, present in person or represented by proxy at the Meeting;

  •
  two-thirds of the votes cast by the holders of Class B Shares, voting separately as a class, present in person or represented by proxy at the Meeting;

  •
  a simple majority of the votes cast by the holders of Class A Subordinate Voting Shares, voting separately as a class, present in person or represented by proxy at the Meeting, excluding the votes attached to Class A Subordinate Voting Shares held by Interested Class A Shareholders; and

    •
    a simple majority of the votes cast by the holders of Class B Shares, voting separately as a class, present in person or represented by proxy at the Meeting, excluding the votes attached to Class B Shares held by Interested Class B Shareholders; and

  •
  the quorum at the Meeting of the Shareholders will be: (a) two persons present in person holding or representing by proxy not less than a majority of the total votes attaching to the Shares entitled to vote at the Meeting, each such person being a Shareholder entitled to vote thereat or a duly appointed proxy for an absent Shareholder so entitled; (b) two persons present in person holding or representing by proxy not less than 33 1/3% of the total votes attaching to the Class A Subordinate Voting Shares entitled to vote, each such person being a Shareholder entitled to vote thereat or a duly appointed proxy for an absent Shareholder so entitled; and (c) two persons present in person holding or representing by proxy not less than 33 1/3% of the total votes attaching to the Class B Shares entitled to vote, each such person being a Shareholder entitled to vote thereat or a duly appointed proxy for an absent Shareholder so entitled.

AUDITORS

        The auditors of MID are Ernst & Young LLP, Chartered Accountants, of Toronto, Ontario, Ernst & Young Tower, P.O. Box 251, 222 Bay Street, Toronto, Ontario, M5K 1J7. Ernst & Young LLP reports that it is independent of MID within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

ADDITIONAL INFORMATION

        Any comparative interim consolidated financial statements, comparative annual consolidated financial statements, management's discussion and analysis, material change reports (excluding confidential reports), business acquisition reports, or information circulars which are subsequently filed by MID with any Canadian Securities Administrator or similar authorities in Canada after the date of this Circular and prior to the date of the Meeting will be deemed to be incorporated by reference into this Circular. Any report filed by MID with the SEC after the date of this Circular will be deemed to be incorporated by reference into this Circular if and to the extent provided in such document. Electronic copies of such documents are available on the Company's website at www.midevelopments.com and will be sent to any person upon request in writing addressed to the Secretary at the Company's principal executive offices set out in this Circular. Such copies will be sent to any Shareholder without charge.

        Financial information concerning MID is available in MID's comparative financial statements and management's discussion and analysis for the year ended December 31, 2009. Additional information relating to MID is available on SEDAR at www.sedar.com. Additional copies of this Circular may be retrieved from SEDAR or may be obtained by contacting MID at the particulars noted above or by contacting MID's registrar and transfer agent, Computershare Investor Services Inc., by mail or delivery at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 at any time prior to the date of the Meeting.

APPROVAL OF MID

        The contents of this Circular and the sending thereof to the Shareholders have been approved by the Board.

Aurora, Ontario,
February 22, 2011

By Order of the Board

Franz Deutsch Director and Chairman of the Special Committee	Donald Cameron Chief Operating Officer

AUDITORS' CONSENT

        We have read the Notice of Annual General and Special Meeting of Shareholders and Management Information Circular (the "Circular") of MI Developments Inc. ("MID") dated February 22, 2011 with respect to the Proposed Plan of Arrangement involving MID, its shareholders and other parties named therein. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the Circular of our report to the shareholders of MID on MID's internal control over financial reporting and on the consolidated balance sheets of MID as at December 31, 2009 and 2008 and the consolidated statements of income (loss), comprehensive income (loss), changes in deficit and cash flows for each of the years in the three-year period ended December 31, 2009. Our report is dated March 29, 2010.

        We also consent to the incorporation by reference in the Circular of our report to the directors of MID on the Schedule of Allocation of Purchase Price Consideration to Transferred Assets of MID as at April 30, 2010. Our report is dated December 14, 2010.

Toronto, Canada February 22, 2011	(Signed) ERNST & YOUNG LLP Chartered Accountants Licensed Public Accountants

VALUATOR'S CONSENT

        We refer to the formal valuations dated January 31, 2011 (the "Formal Valuations"), which we prepared for MI Developments Inc. ("MID") with respect to the Plan of Arrangement involving MID and its shareholders. We hereby consent to the filing of the Formal Valuations with the securities regulatory authorities and inclusion of the Formal Valuations in the Notice of Annual General and Special Meeting of Shareholders and Management Information Circular of MID dated February 22, 2011.

Toronto, Canada February 22, 2011	(Signed)	BLAIR FRANKLIN CAPITAL PARTNERS INC.

GLOSSARY OF TERMS

        Unless the context otherwise requires, when used in this Circular, the following terms and phrases shall have the following meanings:

"1933 Act" means the United States Securities Act of 1933, as now in effect and as it may be amended from time to time prior to the Effective Time;

"1934 Act" means the United States Securities Exchange Act of 1934, as now in effect and as it may be amended from time to time prior to the Effective Time;

"Adjusted Working Capital" means cash and cash equivalents, restricted cash, trade accounts receivable (net of doubtful accounts), operating inventories and prepaid expenses less all current liabilities (including accounts payable, long term liabilities due in the year, accrued salaries and wages, other accrued liabilities, income tax payables and deferred revenues) in each case at January 1, 2011 calculated in a manner consistent with the draft statement of adjusted working capital as of January 1, 2011 attached as Schedule E to the Arrangement Agreement;

"affiliate" has the meaning ascribed thereto in National Instrument 45-106 — Prospectus and Registration Exemptions;

"Agreement with Initiating Shareholders" means the agreement dated January 31, 2011 among each of the Initiating Shareholders, MID, the Stronach Shareholder and the Stronach Trust, as it may be amended, modified or supplemented from time to time in accordance with its terms;

"Announcement Date" means December 22, 2010, the date on which the Arrangement Proposal was publicly announced;

"Annual Meeting Matters" means the election of directors, the re-appointment of the Auditor of the Company and the consideration of the Annual Report, including the consolidated Financial Statements of the Company for the period ended December 31, 2010 and the Auditor's report thereon;

"Arrangement" means the arrangement under section 182 of the OBCA on the terms and conditions set forth in the Plan of Arrangement;

"Arrangement Agreement" means the arrangement agreement dated January 31, 2011 among MID, the Stronach Shareholder and the Stronach Trust (including the schedules thereto), as it may be amended, modified or supplemented from time to time in accordance with its terms, a copy of which is attached as Appendix D to this Circular;

"Arrangement Proposal" means the reorganization proposal providing for the elimination of MID's dual-class share structure provided to the Board by the Initiating Shareholders and supported by the Stronach Shareholder on December 22, 2010;

"Arrangement Resolution" means the special resolution of the Shareholders to approve, among other things, the Arrangement, the full text of which is set out in Appendix A to this Circular, to be considered and, if deemed advisable, passed by the Shareholders at the Meeting;

"Articles" means MID's articles of amalgamation;

"Articles of Arrangement" means the articles of arrangement of MID in respect of the Arrangement that are required to be filed with the Director after the Final Order is made in order for the Arrangement to become effective;

"Assumed Liabilities" means the liabilities and obligations of MID to be assumed by the Stronach Purchaser pursuant to the Transfer Agreement;

"Auditor" means Ernst & Young LLP;

"Bankruptcy Code" means Chapter 11 of Title 11 of the United States Code;

"Blair Franklin" means Blair Franklin Capital Partners Inc., the independent financial advisor to the Special Committee;

"Board" means the Board of Directors of MID;

"Business Day" means any day on which commercial banks are generally open for business in Toronto, Ontario, other than a Saturday, a Sunday or a day observed as a statutory holiday in Toronto, Ontario;

"Canadian Securities Administrators" means the securities regulators in each of the provinces and territories of Canada;

"Canadian Tax Act" means the Income Tax Act (Canada), as it may be amended from time to time;

"Certificate of Arrangement" means the certificate to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement;

"Circular" means this management information circular, including all Appendices hereto and the documents incorporated by reference herein, distributed by MID in connection with the Meeting;

"Class A Shareholders" means the holders of Class A Subordinate Voting Shares;

"Class A Subordinate Voting Shares" means the Class A Subordinate Voting Shares in the capital of MID;

"Class B Shareholders" means the holders of Class B Shares;

"Class B Shares" means the Class B Shares in the capital of MID;

"Class A Support Agreement" means the agreement effective December 22, 2010 entered into by the Supporting Class A Shareholders and the Stronach Shareholder, pursuant to which such parties agreed to cause their Class A Subordinate Voting Shares and Class B Shares to be voted in favour of the Arrangement Resolution, subject to and on the terms and conditions of such agreement;

"Class B Support Agreement" means the agreement dated January 31, 2011 entered into by the Supporting Class B Shareholders and the Stronach Shareholder, pursuant to which such parties agreed to cause their Class A Subordinate Voting Shares and Class B Shares to be voted in favour of the Arrangement Resolution, subject to and on the terms and conditions of such agreement;

"Common Shareholders" means the holders of Common Shares;

"Common Shares" means the Class A Subordinate Voting Shares, as renamed on the Effective Date as Common Shares;

"Consents" means any and all consents, approvals, orders, authorizations, declarations or filings with or of any Governmental Entity or other person required, whether under applicable laws, contract or otherwise, to permit: (a) the transfer or assignment to the Stronach Purchaser of any of the Transferred Assets; or (b) the ownership or operation of any of the Development Property Companies or any corporation or property in the Raceco Group immediately following the transfer of the Transferred Assets pursuant to this Agreement and, without limiting the forgoing, includes any Severance Approval;

"Corporate Governance and Compensation Committee" means the Corporate Governance and Compensation Committee of the Board;

"Court" means the Superior Court of Justice (Ontario);

"CRA" means Canada Revenue Agency and any successor thereto;

"Development Properties" means the Foreign Development Properties and Purchased Ontario Real Properties;

"Development Property Company" has the meaning ascribed thereto under the heading "The Arrangement and Associated Transactions — Transfer Agreement" below;

"Director" means the Director appointed under section 278 of the OBCA;

"Dissenting Class B Shareholder" means a registered Minority Class B Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of

Dissent Rights, but only in respect of the Class B Shares in respect of which Dissent Rights are validly exercised by such holder;

"Dissent Notice" has the meaning ascribed thereto under the heading "Dissenting Class B Shareholders' Rights" below;

"Dissent Rights" means the rights of dissent of the registered Class B Shareholders granted pursuant to the Plan of Arrangement and the Interim Order;

"DSP Plan" means the Non-Employee Director Share-Based Compensation Plan of MID, effective as of November 3, 2003, as amended;

"DSUs" means deferred share units in respect of the Class A Subordinate Voting Shares issued pursuant to the DSP Plan;

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

"Effective Time" means 12:01 a.m. (Toronto time), or such other time as may be specified in writing by MID with the consent of the Stronach Shareholder on the Effective Date;

"Engagement Letter" means the engagement letter dated December 30, 2010, pursuant to which Blair Franklin was retained by the Special Committee as financial advisor and agreed to provide the Formal Valuations, as amended by the supplement and amendment thereto dated January 24, 2011;

"Normalized Last Twelve Months' FFO" means, funds from operations for the last twelve months, calculated as prescribed in the United States by the National Association of Real Estate Investment Trusts®, subject to the adjustments made by Blair Franklin as described in the Formal Valuations;

"Final Order" means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal;

"Forbearance Agreement" means the forbearance agreement to be dated the Effective Date between MID and a subsidiary thereof, and for the benefit of the Shareholders, substantially in the form attached as Schedule D to the Arrangement Agreement;

"Foreign Development Properties" means the development properties set out in Schedule A to the Transfer Agreement under the heading "Foreign Development Property";

"Formal Valuations" means the formal valuations of the Transferred Assets, the Class B Shares and the Common Shares prepared by Blair Franklin in accordance with the requirements of MI 61-101;

"Funding Amount" means the aggregate amount of all cash that MID or its subsidiaries (other than Raceco and its subsidiaries) have contributed to, or expended in connection with, the Transferred Assets from January 1, 2011 to the Effective Date, as determined in accordance with the Arrangement Agreement, excluding, for greater certainty: (a) any amounts in respect of shared employees or general and administrative expenses; and (b) amounts expended by MID or its subsidiaries (other than Raceco or its Subsidiaries) on certain transaction-related fees and expenses set out in the Arrangement Agreement;

"Governmental Entity" means any: (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign; (b) self-regulatory organization or stock exchange, including the TSX and the NYSE; (c) subdivision, agent, commission, board or authority of any of the foregoing; or (d) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Initiating Shareholders" means each of Berg & Berg Enterprises, LLC, Blake Ashdown IRA, Brad Shingleton Trust, Carl E. Berg, CFG Trust #1, Dennis S. Moran, DLF Trust #1, Donald Smith & Co., Inc., Farallon Capital Offshore Investors II, L.P., Farallon Capital Offshore Investors III, Inc., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Partners, L.P., FCF Family Investments, Franklin Templeton Investments Corp. (as manager and trustee of Bissett Small Cap

Fund), Hotchkis and Wiley Capital Management, LLC, Inky Investments, John Moran, Mackenzie Financial Corporation, The Mangrove Partners Fund, LP, Michael Knapp, North Run Master Fund, LP, Octagon Insurance Group Ltd., Owl Creek Asset Management, L.P., Theresa Foote Pledge Account and Tyndall Capital Partners;

"Interim Order" means the interim order of the Court dated February 22, 2011 under subsection 182(5) of the OBCA as the same may be amended by the Court, containing declarations and directions with respect to the Arrangement and providing for, among other things, the calling and holding of the Meeting, a copy of which is attached as Appendix B to this Circular;

"Interested Class A Shareholders" means: (a) the Stronach Shareholder; (b) the Stronach Trust; (c) any trustee or beneficiary of the Stronach Trust; (d) Frank Stronach; (e) Fair Enterprise Limited; (f) any affiliates of any of the foregoing; and (g) any other holder of Class A Subordinate Voting Shares whose votes are to be excluded for the purpose of "minority approval" (as defined in MI 61-101) of the holders of Class A Subordinate Voting Shares;

"Interested Class B Shareholders" means: (a) the Stronach Shareholder; (b) the Stronach Trust; (c) any trustee or beneficiary of the Stronach Trust; (d) Frank Stronach; (e) Fair Enterprise Limited; (f) any affiliates of the foregoing; and (g) any other holder of Class B Shares whose votes are to be excluded for the purpose of "minority approval" (as defined in MI 61-101) of the holders of Class B Shares;

"Letter Agreement" means the letter agreement dated January 28, 2011 in which certain arrangements regarding the reimbursement of fees incurred by the Initiating Shareholders and the Stronach Shareholder are set out;

"Lone Star Receivable" means the entitlement of Raceco or its subsidiary under the MEC Plan to receive a distribution from MEC of the net sale proceeds of any sale of the Lone Star Park property in Texas;

"Magna" means Magna International Inc., a corporation existing under the OBCA;

"Magna DPSP (Canada)" means the Magna Deferred Profit Sharing Plan (Canada);

"Magna DPSP (U.S.)" means the Magna Deferred Profit Sharing Plan (U.S.);

"March 2008 Reorganization Proposal" has the meaning ascribed thereto under the heading "Background to the Proposed Arrangement — 2008 Reorganization Proposals";

"Material Adverse Change" means any change, effect, condition, development, event, occurrence or set of facts or circumstances that is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (whether absolute, accrued, contingent or otherwise), capitalization, condition (financial or otherwise), operations, results of operations, claims, rights or privileges (whether contractual or otherwise) of the MID Group other than any change, effect, condition, development, event, occurrence or set of facts or circumstances: (a) relating to general economic or political conditions or securities markets in general or to fluctuations in currency rates; (b) affecting the real estate, horseracing or gaming industries in general; (c) relating to any act of terrorism or any outbreak of hostilities or war or declaration of a national emergency or national disaster; (d) relating to the announcement or execution of the Arrangement Agreement; (e) relating to any action or inaction taken by MID in accordance with the terms of the Arrangement Agreement; (f) relating to a change in the market trading price of shares of MID resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Change under clause (a), (b), (c), (d), (e) or (g) hereof; (g) relating to any generally applicable change in applicable laws (other than orders, judgments or decrees against that person or any of its subsidiaries) or any generally applicable change in accounting principles, as applicable; or (h) any write downs of assets for accounting purposes, provided, however, that such effect referred to in clause (a), (b), (c), (d), (e) or (g) above does not primarily relate only to (or have the effect of primarily relating only to) the MID Group or disproportionately adversely affect the MID Group compared to other companies of similar size operating in the industries in which the MID Group operates;

"Meadows Holdback Receivable" means any entitlement of MID or a subsidiary thereof to receive all or any portion of the holdback made by the purchaser of the Meadows racetrack property from the purchase price therefor on the purchase of that property by it in 2007;

"MEC" means reorganized Magna Entertainment Corp. (formerly Magna Entertainment Corp.), a corporation existing under the laws of Delaware;

"MEC Intangible Valuations" has the meaning ascribed thereto under the heading "Prior Valuations";

"MEC Plan" means the Plan of Reorganization of MEC and certain of its subsidiaries, jointly proposed by MID and the Official Committee of Unsecured Creditors of MEC and declared effective by the U.S. Bankruptcy Court for the District of Delaware on April 30, 2010;

"MEC Plan Appraisals" has the meaning ascribed thereto under the heading "Prior Valuations";

"MEC Real Property Appraisals" has the meaning ascribed thereto under the heading "Prior Valuations";

"Meeting" means the annual general and special meeting of the Shareholders to be held on March 29, 2011, to consider and vote on the Arrangement Resolution, Annual Meeting Matters and any other business or matters that may properly come before the Meeting, and any adjournment(s) or postponement(s) thereof;

"Meeting Materials" means, collectively, this Circular, the Notice of Meeting and the form of proxy or voting information form in respect of the matters to be considered at the Meeting;

"MI 61-101" means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions;

"MID" or the "Company" means MI Developments Inc., a corporation existing under the OBCA, and includes, where the context so requires, direct and indirect wholly-owned subsidiaries of MID;

"MID Group" means MID and its subsidiaries, taken as a whole;

"MID Note" means a non-interest bearing demand promissory note of MID with a principal amount equal to the fair market value of the Class B Shares held by Stronach Newco as at the Effective Time;

"Milton Real Estate" means certain vacant lands in Milton, Ontario as set out in the Transfer Agreement, beneficially owned by 1239953 Ontario Inc., a wholly-owned subsidiary of MID, prior to its transfer to the Stronach Purchaser in exchange for the Stronach Purchaser Note 1;

"Minority Class B Shareholders" means the holders of Class B Shares other than the Stronach Shareholder;

"Minor Racing" means Minor Racing, LLC;

"National Policy 58-201" means National Policy 58-201 — Corporate Governance Guidelines;

"New Canco" means a corporation to be formed under the laws of Ontario which immediately prior to the Effective Time will be wholly owned by MID;

"New Canco 2" means a corporation to be formed under the laws of Ontario which immediately prior to the Effective Time will be wholly owned by MID;

"New Canco 2" means a corporation to be formed under the laws of Ontario which immediately prior to the Effective Time will be wholly owned by MID;

"Notice of Meeting" means the notice of Annual General and Special Meeting of Shareholders that accompanies this Circular;

"November 2008 Reorganization Proposal" has the meaning ascribed thereto under the heading "Background to the Proposed Arrangement — 2008 Reorganization Proposals";

"NYSE" means the New York Stock Exchange;

"OBCA" means the Business Corporations Act (Ontario), as now in effect and as it may be amended from time to time prior to the Effective Time;

"OSC" means the Ontario Securities Commission;

"Outside Date" means June 30, 2011 or such other date as may (subject to the consent of the Initiating Shareholders in accordance with the Agreement with Initiating Shareholders) be mutually agreed from time to time by MID, the Stronach Shareholder and the Stronach Trust, provided, however, that if the closing of the Arrangement is delayed by: (a) an injunction or order made by a Governmental Entity; or (b) an appeal of the Final Order or the Final Order not having yet been obtained, then, provided that such injunction or order is being contested or appealed or the Final Order is being actively sought, as applicable, the Outside Date shall be extended until the earlier of (i) 60 days following such date, and (ii) the fifth Business Day following the date on which such injunction or order ceases to be in effect or the Final Order is upheld on appeal or obtained, as applicable;

"Penn National" means Penn National Gaming, Inc.;

"Plan of Arrangement" means the plan of arrangement substantially in the form attached as Appendix C to this Circular subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order;

"Post-Closing Directors" means each of those persons elected to serve on the Board effective immediately prior to the Effective Time;

"Pre-Closing Directors" means each of those persons elected to serve on the Board effective immediately following the Meeting;

"Pre-Closing Expenditure Amount" has the meaning ascribed thereto under the heading "Arrangement Agreement" below;

"Pre-Arrangement Reorganization" means the reorganization transactions set forth in Schedule B to the Arrangement Agreement, as such transactions may be varied with the prior written consent of the Stronach Shareholder and MID, provided that any such variation is not adverse to the interests of the Shareholders (other than the Stronach Shareholder) in any material respect;

"Preference Shares" means the Preference Shares in the capital of MID;

"Proposed STAC Offer" has the meaning ascribed thereto under the heading "Background to the Proposed Arrangement — ST Acquisition Corp. Offer for MID Shares";

"Purchased Ontario Real Properties" means the real properties set out in Schedule B to the Transfer Agreement together with all buildings located thereon and includes all rights under contracts, licences, permits and Governmental Entity approvals and all prepayments relating to such properties and all funds and property received, receivable or created after December 31, 2010 from, in substitution for or otherwise in respect of such properties;

"Purchased Shares" has the meaning ascribed thereto under the heading "The Arrangement and Associated Transactions — Transfer Agreement";

"Raceco" means MI Developments US Holdings Inc., a corporation existing under the laws of Delaware and a wholly-owned subsidiary of MID through which the Racing and Gaming Business is conducted;

"Raceco Group" means Raceco and its subsidiaries;

"Racing and Gaming Business" means the horseracing and gaming business of MID including: (a) the ownership and operation of four thoroughbred racetracks located in the U.S., as well as the simulcast wagering venues at these tracks, which consist of: Santa Anita Park, Golden Gate Fields, Gulfstream Park (which includes the Palm Meadows training facility and a casino with alternative gaming machines) and Portland Meadows; (b) the operation of XpressBet®, an account wagering business, AmTote, a provider of totalisator services to the pari-mutuel industry, and a thoroughbred training centre in Palm Meadows, Florida; (c) a 50% joint venture interest in The Village at Gulfstream Park™, an outdoor shopping and entertainment centre located adjacent to Gulfstream Park; (d) a 50% joint venture interest in HRTV, LLC, which owns Horse Racing TV®, a television network focused on horseracing; and (e) a 51% joint venture interest in Maryland RE & R LLC, which is engaged in real estate and racing operations and owns two thoroughbred racetracks,

Pimlico Race Course and Laurel Park, as well as a thoroughbred training centre at Bowie, Maryland, and a 49% joint venture interest in Laurel Gaming LLC, which was established to pursue gaming opportunities at the Maryland Jockey Club;

"Record Date" means February 15, 2011, the record date for the determination of the Shareholders entitled to receive notice of and to vote at the Meeting;

"SEC" means the United States Securities and Exchange Commission;

"Securities Act" means the Securities Act (Ontario);

"Severance Approvals" means such approvals as may be required under applicable law to sever for conveyancing purposes the Foreign Development Properties and/or the Purchased Ontario Real Properties from any adjacent real property in common legal or beneficial ownership therewith to permit the lawful transfer to the Stronach Purchaser, or as it may direct, and, for the purposes of the Purchased Ontario Real Properties, shall expressly include any approval required under the subdivision control provisions of Part VI of the Planning Act (Ontario), including a "consent" pursuant to subsection 50(3) of such act;

"Shares" means, prior to the Effective Time, collectively, the Class A Subordinate Voting Shares and the Class B Shares and, following the Effective Time, the Common Shares;

"Shareholders" means, prior to the Effective Time, collectively, the Class A Shareholders and the Class B Shareholders and, following the Effective Time, the Common Shareholders;

"Special Committee" means the Special Committee of independent directors of the Board constituted to consider and make recommendations to the Board regarding the transactions contemplated by the Arrangement Agreement;

"Special Dividend" means the dividend, if any, payable to Common Shareholders pursuant to the Arrangement in an amount to be determined by MID, the Stronach Shareholder and the Stronach Trust in accordance with section 4.4 of the Arrangement Agreement;

"STAC" means ST Acquisition Corp.;

"Stock Option Plan" means the Incentive Stock Option Plan of MID adopted on August 29, 2003, as amended and restated effective June 6, 2007;

"Stock Options" means the options to purchase Class A Subordinate Voting Shares issued pursuant to the Stock Option Plan;

"Stronach Newco" means 2272769 Ontario Inc., a corporation existing under the laws of the Province of Ontario which immediately prior to the Effective Time will be wholly owned by the Stronach Shareholder;

"Stronach Purchaser" means 2272804 Ontario Inc., a corporation existing under the laws of the Province of Ontario which immediately prior to the Effective Time will be wholly owned by the Stronach Newco;

"Stronach Purchaser Note 1" means a non-interest bearing demand promissory note of the Stronach Purchaser with a principal amount equal to the consideration (other than the assumption of the liabilities related to the Milton Real Estate by the Stronach Purchaser) for the purchase by it of the Milton Real Estate and issued by it in payment of such consideration;

"Stronach Purchaser Note 2" means a non-interest bearing demand promissory note of the Stronach Purchaser with a principal amount equal to the aggregate redemption price of the Stronach Purchaser Preference Shares and issued in payment of such redemption price;

"Stronach Purchaser Notes" means, collectively, the Stronach Purchaser Note 1 and the Stronach Purchaser Note 2;

"Stronach Purchaser Preference Shares" means 1,000 Class A Preference Shares in the capital of the Stronach Purchaser;

"Stronach Shareholder" means 445327 Ontario Limited, a corporation existing under the laws of the Province of Ontario and a company controlled by the Stronach Trust;

"Stronach Trust" means certain trusts existing under the laws of the Province of Ontario, and their successors, of which Mr. Frank Stronach and certain members of his immediate family are trustees and members of the class of potential beneficiaries;

"Support Agreements" means, collectively, the Class A Support Agreement and the Class B Support Agreement;

"Supporting Class A Shareholders" means the Initiating Shareholders and any other Class A Shareholder that becomes party to the Class A Support Agreement;

"Supporting Class B Shareholders" means Magna DPSP (Canada), Magna and the MIC Trust;

"Tax Ruling" means an advance income tax ruling from the CRA that: (a) paragraph 55(3)(b) of the Canadian Tax Act will apply to the dividend deemed under the Canadian Tax Act to be received by MID and paid by the Stronach Purchaser and the dividend deemed under the Canadian Tax Act to be received by the Stronach Newco and paid by MID as a result of the completion of the transactions provided for in the Plan of Arrangement to except such deemed dividends from the application of subsection 55(2) of the Canadian Tax Act; and (b) such other matters as MID, the Stronach Trust and the Stronach Shareholder may agree;

"Transaction Documents" means the Arrangement Agreement, Plan of Arrangement, Transfer Agreement, Forbearance Agreement, Agreement with Initiating Shareholders, and each of the releases described under the heading "The Arrangement and Associated Transactions — Releases", together with their respective attachments, schedules, appendices and exhibits, as applicable;

"Transfer Agent" means Computershare Investor Services Inc., at its principal offices in Toronto, Ontario;

"Transfer Agreement" means the transfer agreement between MID, the Stronach Shareholder, the Stronach Newco, the Stronach Purchaser and the Stronach Trust providing for the transfer to the Stronach Purchaser of the Transferred Assets (other than the Milton Real Estate) and the assumption by the Stronach Purchaser of the Assumed Liabilities, substantially in the form attached as Schedule C to the Arrangement Agreement;

"Transferred Assets" means those shares, properties, proceeds of sale and other amounts to be transferred to the Stronach Purchaser as described under the heading "The Arrangement and Associated Transactions — Transfer Agreement" above, which includes MID's direct or indirect interest in Santa Anita Park; Golden Gate Fields; MID's joint venture interests in Maryland Jockey Club's real estate and racing assets (Pimlico Race Course, Laurel Park and the Bowie training facility); Gulfstream Park (including the Palm Meadows training facility) and MID's joint venture interest in the associated retail development known as "The Village at Gulfstream Park™"; Portland Meadows; horseracing technology assets including XpressBet® and AmTote; and substantially all properties owned by MID as described under "Real Estate Business — Development Properties" in note 6(a) of the notes to the amended and restated interim consolidated financial statements of MID for the period ended September 30, 2010;

"TSX" means the Toronto Stock Exchange; and

"U.S. Shareholder" means a beneficial owner of Shares that is: (a) an individual who is a U.S. citizen or resident; (b) a corporation or an entity treated as a corporation for U.S. federal income tax purposes created or organized in the United States or under the laws of the United States or of any state or the District of Columbia of the United States; (c) a trust, if one or more U.S. persons have authority to control all substantial decisions of the trust and a U.S. court is able to exercise primary supervision over the administration of the trust or the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes; or (d) an estate, the income of which is subject to U.S. federal income tax regardless of its source.

APPENDIX A

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
The arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario) (the "OBCA") involving MI Developments Inc. ("MID"), its shareholders and the other parties thereto, as more particularly described and set forth in the Management Information Circular (the "Circular") of MID dated February 22, 2011 accompanying the notice of this annual general and special meeting (as the Arrangement may be or has been modified or amended), and the transactions contemplated by the arrangement agreement (the "Arrangement Agreement") dated January 31, 2011 among MID, the Stronach Shareholder and the Stronach Trust (as such terms are defined in the Circular) are hereby authorized, approved and adopted.

2.
The plan of arrangement involving MID, its shareholders and the other parties thereto, the full text of which is set out in Appendix C to the Circular, as such plan may be or has been modified or amended (the "Plan of Arrangement"), is hereby authorized, approved and adopted.

3.
Each of: (a) the release provided by MID, on behalf of itself and on behalf of its affiliates, successors, assigns, directors, officers, trustees and/or legal representatives, in favour of each incumbent and former director and officer of MID as well as his or her own heirs, administrators, partners, executors, successors and assigns; and (b) the mutual release pursuant to which MID, on behalf of itself and on behalf of its affiliates, successors, heirs, beneficiaries, assigns, directors, officers, trustees and/or legal representatives, has provided a release in favour of the Stronach Shareholder, the Stronach Trust and the Stronach Newco (as such term is defined in the Circular) and each of their affiliates, successors, assigns, current and former directors, current and former officers, trustees, beneficiaries and legal representatives, each as described in further detail in the Circular and to be effective as of the Effective Date (as such term is defined in the Circular), are hereby authorized and approved.

4.
Notwithstanding that this special resolution has been passed (and the Arrangement adopted) by the shareholders of MID or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of MID are hereby authorized and empowered, at their discretion, without further notice to or approval of the shareholders of MID: (a) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement, the Plan of Arrangement and the Agreement with Initiating Shareholders; and (b) subject to the terms of the Arrangement Agreement and the Agreement with Initiating Shareholders, not to proceed with the Arrangement.

5.
Any officer or director of MID is hereby authorized and directed for and on behalf of MID to execute and deliver articles of arrangement to the Director under the OBCA and such other documents as are necessary or desirable to carry out the Plan of Arrangement and the transactions contemplated by the Arrangement Agreement.

6.
Any officer or director of MID is hereby authorized and directed for and on behalf of MID to execute or cause to be executed and to deliver or cause to be delivered all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

APPENDIX B

INTERIM ORDER

Court File No. CV-11-9109-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

THE HONOURABLE	)	TUESDAY, THE 22ND DAY
)
MADAM JUSTICE MESBUR	)	OF FEBRUARY, 2011

IN THE MATTER OF an application under sections 106 and 182 of the Business Corporations Act, R.S.O. 1990, c. B.16, as amended;

AND IN THE MATTER OF Rules 14.05(2) and 14.05(3) of the Rules of Civil Procedure

AND IN THE MATTER OF a proposed arrangement of MI DEVELOPMENTS INC.

MI DEVELOPMENTS INC.

Applicant

INTERIM ORDER

THIS MOTION made by the Applicant, MI Developments Inc. (“MID”), for an interim order for advice and directions pursuant to sections 106 and 182 of the Business Corporations Act, R.S.O. 1990, c. B.16, as amended, (the “OBCA”) was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the Notice of Motion, the Notice of Application issued on February 17, 2011 and the Affidavit of Donald Cameron sworn February 18, 2011 (the “Cameron Affidavit”), including the Plan of Arrangement, which is attached as Appendix “C” to the draft Management Information Circular of MID (the “Circular”), which is attached as Exhibit “A” to the Cameron Affidavit, and on hearing the submissions of counsel for MID.

Definitions

1.             THIS COURT ORDERS that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Circular or otherwise as specifically defined herein.

The Meeting

2.             THIS COURT ORDERS that MID is permitted to call, hold and conduct the Meeting in order for the Shareholders to consider and, if determined advisable, pass, with or without variation, the Arrangement Resolution, a copy of which is attached as Appendix A to the Circular, to authorize, adopt and approve the Plan of Arrangement.

3.             THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the OBCA, the Notice of Meeting, and the articles and by-laws of MID, subject to what may be provided hereafter and subject to further order of this Court.

4.             THIS COURT ORDERS that the record date (the “Record Date”) for determination of the Shareholders entitled to notice of, and to vote at, the Meeting shall be February 15, 2011.

5.             THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be:

(a)               the Shareholders or their respective proxyholders;

(b)              the officers, directors, auditors and advisors of MID; and

(c)               other persons who may receive the permission of the Chair of the Meeting.

6.             THIS COURT ORDERS that MID may transact such other business at the Meeting as is contemplated in the Circular, or as may otherwise be properly before the Meeting.

Quorum

7.             THIS COURT ORDERS that the Chair of the Meeting shall be determined by MID and that the quorum at the Meeting shall be not less than (a) two persons present in person holding or representing by proxy not less than a majority of the total votes attaching to the Shares entitled to vote at the Meeting, each such person being a Shareholder entitled to vote thereat or a duly appointed proxy for an absent Shareholder so entitled; (b) two persons present in person holding or representing by proxy not less than 33 1/3% of the total votes attaching to the Class A Subordinate Voting Shares entitled to vote, each such person being a Shareholder entitled to vote thereat or a duly appointed proxy for an absent Shareholder so entitled; and (c) two persons present in person holding or representing by proxy not less than 33 1/3% of the total votes attaching to the Class B Shares entitled to vote, each such person being a Shareholder entitled to vote thereat or a duly appointed proxy for an absent Shareholder so entitled.

Amendments to the Arrangement and Plan of Arrangement

8.             THIS COURT ORDERS that MID is authorized to make, subject to the terms of the Arrangement Agreement and the Agreement with Initiating Shareholders, and paragraph 9 below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Shareholders, or others entitled to receive notice under paragraph 12 hereof and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Honourable Court at the hearing for the final approval of the Arrangement.

9.             THIS COURT ORDERS that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 8 above, would, if disclosed, reasonably be expected to affect a Shareholder’s decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Honourable Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as MID may determine.

Amendments to the Circular

10.           THIS COURT ORDERS that MID is authorized to make such amendments, revisions and/or supplements to the draft Circular as it may determine and the Circular, as so amended, revised and/or supplemental, shall be the Circular to be distributed in accordance with paragraph 12.

Adjournments and Postponements

11.           THIS COURT ORDERS that MID, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as MID may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.

Notice of Meeting

12.           THIS COURT ORDERS that, in order to effect notice of the Meeting, MID shall send the Circular (including the Notice of Application and this Interim Order), the Notice of Meeting and, where appropriate, a form of proxy (for registered Shareholders) or a voting instruction form (for non-registered Shareholders), along with such amendments or additional documents as MID may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the “Meeting Materials”), to the following:

(a)               the registered Shareholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

(i)                 by pre-paid ordinary or first class mail at the addresses of the Shareholders as they appear on the books and records of MID’s registrar and transfer agent, at the close of business on the Record Date;

(ii)              by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

(iii)           by facsimile or electronic transmission to any Shareholder, who is identified to the satisfaction of MID, who requests such transmission in writing;

(b)              non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in accordance with National Instrument 54-101 of the Canadian Securities Administrators; and

(c)               the respective directors, auditors and Transfer Agent, by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or, with the consent of the person, by facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting;

and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

13.           THIS COURT ORDERS that accidental failure or omission by MID to give notice of the meeting or to distribute the Meeting Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of MID, or the non-receipt of such notice shall, subject to further order of this Honourable Court, not constitute a breach of this Interim

Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of MID, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

14.           THIS COURT ORDERS that MID is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials, as MID may determine in accordance with the terms of the Arrangement Agreement (“Additional Information”), and that notice of such Additional Information may, subject to paragraph 9 above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as MID may determine.

15.           THIS COURT ORDERS that distribution of the Meeting Materials pursuant to paragraph 12 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraph 12 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9 above.

Solicitation and Revocation of Proxies

16.           THIS COURT ORDERS that MID is authorized to use the forms of proxy substantially in the form of the draft attached as Exhibit “D” to the Cameron Affidavit for purposes of the Meeting, with such amendments as MID may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. MID is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. MID may waive, in its discretion, the time limits set out in the Circular for the deposit or revocation of proxies by Shareholders, if MID deems it advisable to do so.

17.           THIS COURT ORDERS that Shareholders shall be entitled to revoke their proxies in accordance with section 110(4) of the OBCA provided that any revocations be delivered by the methods and deadlines set out in the Circular.

Voting

18.           THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution and the other matters set out in the Notice of Meeting, or such other business as may be properly brought before the Meeting, shall be those Shareholders who hold Class A Subordinate Voting Shares or Class B Shares as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions, unless contrary instructions are provided, will be voted as follows: (a) in favour of the Arrangement Resolution; (b) in favour of the election of Pre-Closing Directors and Post-Closing Directors of the Company as set out in the Circular; and (c) in favour of the appointment of Ernst & Young LLP as the auditor of the Company and the authorization of the Audit Committee to fix the auditor’s remuneration.

19.           THIS COURT ORDERS that in respect of the vote on the Arrangement Resolution votes shall be taken at the Meeting in accordance with the articles and by-laws of MID on the basis of one vote per Class A Subordinate Voting Share and 500 votes per Class B Share.

20.           THIS COURT ORDERS that in order for the Plan of Arrangement to be implemented, subject to further Order of this Honourable Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by an affirmative vote of:

(a)               two-thirds of the votes cast by the holders of Class A Subordinate Voting Shares and Class B Shares, voting together as a single class;

(b)              two-thirds of the votes cast by the holders of Class B Shares, voting separately as a class;

(c)               a simple majority of the votes cast by holders of Class A Subordinate Voting Shares, voting separately as a class, excluding the votes attached to Class A Subordinate Voting Shares held by the Interested Class A Shareholders; and

(d)              a simple majority of the votes cast by holders of Class B Shares, voting separately as a class, excluding the votes attached to Class B Shares held by the Interested Class B Shareholders, in each case, based on the votes cast by Shareholders present in person or represented by proxy at the Meeting. Such votes shall be sufficient to authorize MID to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Honourable Court.

21.           THIS COURT ORDERS that in respect of the matters set out in the Notice of Meeting or other matters properly brought before the Meeting (other than in respect of the Arrangement Resolution), in accordance with the articles and by-laws of MID, each Class A Subordinate Voting Share is entitled to one vote per share and each Class B Share is entitled to 500 votes per share.

22.           THIS COURT ORDERS that subject to the provisions of the Arrangement Agreement and the Agreement with Initiating Shareholders, amendments, modifications or supplements to the Arrangement or Plan of Arrangement may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Honourable Court.

23.           THIS COURT ORDERS that subject to the terms of the Arrangement Agreement and the Agreement with Initiating Shareholders, the Arrangement Agreement may be terminated in accordance with its terms at any point prior to the Effective Time, notwithstanding any approval or authorization by the Shareholders.

Dissent Rights

24.           THIS COURT ORDERS that each registered Minority Class B Shareholder shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 185 of the OBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement)

provided that, notwithstanding subsection 185(6) of the OBCA, any Minority Class B Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to MID in the form required by section 185 of the OBCA and the Plan of Arrangement, which written objection must be received by MID not later than 4:30 p.m. (Toronto time) on the last Business Day immediately preceding the Meeting (or any adjournment or postponement thereof), and must otherwise strictly comply with the requirements of the OBCA.  For purposes of these proceedings, the “court” referred to in section 185 of the OBCA means this Honourable Court.

25.           THIS COURT ORDERS that any registered Minority Class B Shareholder who duly exercises such Dissent Rights set out in paragraph 24 above and who:

(a)               is ultimately determined by this Honourable Court to be entitled to be paid fair value for his, her or its Class B Shares, shall be deemed to have transferred those Class B Shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to MID for cancellation in consideration for a payment of cash from MID equal to such fair value; or

(b)              is for any reason ultimately determined by this Honourable Court not to be entitled to be paid fair value for his, her or its Class B Shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Minority Class B Shareholders;

but in no case shall MID or any other person be required to recognize such Minority Class B Shareholders as holders of Class B Shares of MID at or after the date upon which the Arrangement becomes effective and the names of such Shareholders shall be deleted from MID’s register of holders of Class B Shares at that time.

Hearing of Application for Approval of the Arrangement

26.           THIS COURT ORDERS that upon approval by the Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, MID may apply to this Honourable Court for final approval of the Arrangement.

27.           THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order in the Circular, when sent in accordance with paragraph 12 shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 28.

28.           THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for MID, as soon as reasonably practicable, and, in any event, no less than five days before the hearing of this Application at the following addresses:

(a)               Davies Ward Phillips & Vineberg LLP
44th Floor, 1 First Canadian Place
Toronto, ON M5X 1B1

Attention: James Doris and Vincent Mercier

29.           THIS COURT ORDERS that, subject to further order of this Honourable Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

(a)               MID;

(b)              the Stronach Trust, 445327 Ontario Limited, 2272769 Ontario Inc., 2272804 Ontario Inc.; and

(c)               any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the Rules of Civil Procedure.

30.           THIS COURT ORDERS that any materials to be filed by MID in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.

31.           THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 28 shall be entitled to be given notice of the adjourned date.

Exemption from Requirement to Provide Financial Statements

32.           THIS COURT ORDERS that MID shall be relieved from the requirement under section 154(3) OBCA to send a copy of the Annual Report, including Consolidated Financial Statements of MID, the Auditor’s Report thereon and Management’s Discussion and Analysis of Results of Operations and Financial Position for the financial year ended December 31, 2010, to Shareholders by not later than 21 days prior to the date of the Meeting, provided that such documents are mailed to Shareholders and filed on SEDAR by March 14, 2011.

Precedence

33.           THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Class A Subordinate Voting Shares, Class B Shares or other rights to acquire voting securities of MID, or the articles or by-laws of MID, this Interim Order shall govern.

Extra-Territorial Assistance

34.           THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order.

Variance

35.           THIS COURT ORDERS that MID shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Honourable Court may direct.

IN THE MATTER OF an application under sections 106 and 182 of the Business Corporations Act, R.S.O. 1990, c. B.16, as amended;

AND IN THE MATTER OF Rules 14.05(2) and 14.05(3) of the Rules of Civil Procedure

AND IN THE MATTER OF a proposed arrangement of MI DEVELOPMENTS INC.	Court File No:

ONTARIO SUPERIOR COURT OF JUSTICE (Commercial List)

Proceeding commenced at Toronto

INTERIM ORDER

Davies Ward Phillips & Vineberg LLP 44th Floor, 1 First Canadian Place Toronto, ON M5X 1B1 James Doris (LSUC #33236P) Tel: 416.367.6919 Fax: 416.863.0871 Lawyers for the Applicant

APPENDIX C

PLAN OF ARRANGEMENT
UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1

INTERPRETATION

1.1  Definitions

        In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

  "445" means 445327 Ontario Limited a corporation existing under the laws of the Province of Ontario and a company controlled by the Trust;

  "445 Newco" means 2272769 Ontario Inc., a corporation existing under the laws of the Province of Ontario which immediately prior to the Effective Time was wholly owned by 445;

  "445 Subco" means 2272804 Ontario Inc., a corporation existing under the laws of the Province of Ontario which immediately prior to the Effective Time was wholly owned by 445 Newco;

  "445 Subco Note 1" means a non-interest bearing demand promissory note of 445 Subco with a principal amount equal to the consideration (other than the assumption of liabilities by 445 Subco) for the purchase by it of the Milton Real Estate and issued by it in payment of such consideration;

  "445 Subco Note 2" means a non-interest bearing demand promissory note of 445 Subco with a principal amount equal to the aggregate redemption price of the 445 Subco Preference Shares and issued in payment of such redemption price;

  "445 Subco Notes" means the 445 Subco Note 1 and the 445 Subco Note 2;

  "445 Subco Preference Shares" means 1,000 Class A Preference Shares in the capital of 445 Subco;

  "Arrangement" means an arrangement under section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations hereto made in accordance with the Arrangement Agreement or Article 6 hereof or made at the direction of the Court in the Final Order;

  "Arrangement Agreement" means the arrangement agreement dated January 31, 2011 between MID, 445 and the Trust (including the schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms;

  "Arrangement Resolution" means the special resolution approving this Plan of Arrangement to be considered by the Shareholders at the Meeting;

  "Articles" means the articles of MID;

  "Articles of Arrangement" means the articles of arrangement of MID in respect of the Arrangement that are required by the OBCA to be filed with the Director after the Final Order is made in order for the Arrangement to become effective;

  "Assumed Liabilities" has the meaning ascribed thereto in the Transfer Agreement;

  "Business Day" means any day on which commercial banks are generally open for business in Toronto, Ontario, other than a Saturday, a Sunday or a day observed as a statutory holiday in Toronto, Ontario;

  "Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement;

  "Class A Share" means a Class A Subordinate Voting Share in the capital of MID;

  "Class B Share" means a Class B Share in the capital of MID;

  "Common Share" means a Class A Share, as renamed on the Effective Date as a Common Share;

  "Court" means the Superior Court of Justice (Ontario);

  "Director" means the Director appointed pursuant to section 278 of the OBCA;

  "Dissent Rights" has the meaning ascribed thereto in Section 4.1 hereof;

  "Dissent Shares" means the Class B Shares held by Dissenting Shareholders and in respect of which Dissenting Shareholders have validly exercised Dissent Rights;

  "Dissenting Shareholder" means a registered holder of Class B Shares (other than 445 Newco) who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Class B Shares in respect of which Dissent Rights are validly exercised by such holder;

  "Dividend Amount" means the amount determined pursuant to Section 4.4(c) of the Arrangement Agreement;

  "Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

  "Effective Time" means 12:01 a.m. (Toronto time) or such other time as may be specified in writing by MID with the consent of 445, on the Effective Date;

  "Final Order" means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

  "holders" means, when used with reference to the Class A Shares and/or Class B Shares, the holders of Class A Shares and/or Class B Shares, as the case may be, shown from time to time in the registers maintained by or on behalf of MID in respect of the Class A Shares and Class B Shares;

  "ITA" means the Income Tax Act (Canada);

  "Interim Order" means the interim order of the Court in respect of the Arrangement as contemplated by section 2.3 of the Arrangement Agreement as the same may be amended, containing declarations and directions with respect to the Arrangement and providing for, among other things, the calling and holding of the Meeting;

  "Liens" means any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, deemed trust, security interest, easement or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the Personal Property Security Act (Ontario) or comparable notice filing under the law of any other jurisdiction or any option, warrant, right or privilege capable of becoming a transfer, sale, assignment, exchange, gift, donation, mortgage, pledge, charge, encumbrance, grant of security interest or other disposition of securities where possession, legal title, beneficial ownership or the economic risk or return associated with such securities passes directly or indirectly from one person to another or to the same person in a different legal capacity, whether or not for value, whether or not voluntary and however occurring);

  "Meeting" means the annual general and special meeting of Shareholders, including any adjournment(s) or postponement(s) thereof, to be called and held in accordance with the terms of the Arrangement Agreement and the Interim Order, to consider and vote on the Arrangement Resolution, annual meeting matters and any other business or matters that may properly come before the meeting;

  "MID" means MI Developments Inc., a corporation existing under the laws of the Province of Ontario;

  "MID Note" means a non-interest bearing demand promissory note of MID with a principal amount equal to the fair market value of the New Purchased Shares as at the Effective Time issued by MID in consideration for the purchase for cancellation of the New Purchased Shares;

  "Milton Real Estate" means the vacant land adjacent to 365 Market Drive, Milton. PIN: 24975-0115, Part Lot 2, Conc. 2, Esquesing (Karamax West), beneficially owned by 1239953 Ontario Inc., a wholly owned subsidiary of MID, prior to its transfer to 445 Subco in exchange for the 445 Subco Note 1;

  "New Purchased Shares" has the meaning ascribed thereto in Section 3.1(d);

  "OBCA" means the Business Corporations Act (Ontario);

  "person" includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;

  "Plan of Arrangement" means this plan of arrangement proposed under section 182 of the OBCA, and any amendments or variations thereto made in accordance with the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of MID and 445, each acting reasonably;

  "Purchased Shares" means 363,414 Class B Shares owned by 445 Newco;

  "Record Date" means the tenth Business Day after the Effective Date;

  "Shareholders" means, collectively, (i) the holders of Class A Shares and (ii) the holders of Class B Shares;

  "Transfer Agreement" means the transfer agreement dated the Effective Date between MID, 445, 445 Newco, 445 Subco and the Trust providing for the transfer to 445 Subco of the Transferred Assets and the assumption by 445 Subco of the Assumed Liabilities;

  "Transferred Assets" has the meaning ascribed thereto in the Transfer Agreement; and

  "Trust" means the Stronach Trust, a trust existing under the laws of the Province of Ontario.

1.2  Interpretation Not Affected by Headings, etc.

        The division of this Plan of Arrangement into Articles, Sections, and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "Article" or "Section" followed by a number and/or a letter refer to the specified Article or Section of this Plan of Arrangement. The terms "hereof", "herein" and "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or other portion hereof.

1.3  Rules of Construction

        In this Plan of Arrangement, unless the context otherwise requires, (a) words importing the singular number include the plural and vice versa, (b) words importing any gender include all genders, and (c) "include", "includes" and "including" shall be deemed to be followed by the words "without limitation".

1.4  Currency

        Unless otherwise indicated, all references to money amounts are expressed in lawful currency of the United States of America.

1.5  Date for Any Action

        If the date on which any action is required or permitted to be taken hereunder by a person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.6  References to Dates, Statutes, etc.

        In this Agreement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively.

        In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute, regulation, direction or instrument is to that statute, regulation, direction or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a statute, includes any regulations, rules, policies or directions made thereunder. Any reference in this Agreement to a person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns. References to any contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with its terms.

1.7  Time

        Time shall be of the essence in this Plan of Arrangement.

1.8  Schedule

        Schedule "A" is attached to and forms an integral part of this Plan of Arrangement.

1.9  Governing Law

        This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

ARTICLE 2

BINDING EFFECT

2.1  Arrangement Agreement

        This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2  Binding Effect

        This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective at, and be binding at and after, the Effective Time on (i) MID, (ii) each of 445, 445 Newco, 445 Subco and the Trust, and (iii) all holders and all beneficial owners of Class A Shares, Class B Shares and securities convertible into, exchangeable for or carrying the right to acquire Class A Shares or Class B Shares.

ARTICLE 3

ARRANGEMENT

3.1  Arrangement

        Commencing at the Effective Time, except as noted below, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

  (a)
  A dividend on each Common Share shall become payable to the holder of record of such share on the Record Date in an amount equal to the Dividend Amount.

  (b)
  MID shall purchase each Class B Share (other than the Purchased Shares and Dissent Shares), free and clear of all Liens, for consideration consisting of 1.2 fully paid and non-assessable Class A Shares for each Class B Share, which shall be issued by MID from treasury. Such Class B Shares purchased from holders of Class B Shares shall be cancelled and shall not be restored to the authorized capital of MID. The amount added to the stated capital of MID's Class A Shares on the aforesaid issuance of Class A Shares shall be an amount equal to the paid-up capital (for the purposes of the ITA) of the Class B Shares purchased for cancellation as aforesaid immediately before such purchase for cancellation.

  (c)
  The Class B Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to MID (free and clear of all Liens) and:

  (i)
  such Dissenting Shareholders shall cease to be the holders of such Class B Shares and to have any rights as holders of such Class B Shares other than the right to be paid fair value for such Class B Shares as set out in Section 4.1; and

  (ii)
  such Class B Shares shall be cancelled and shall not be restored to the authorized capital of MID.

  (d)
  The authorized number of Class B Shares will be increased to 181,707,000, the rights and conditions of the Class B Shares shall be changed such that each Class B Share's participation in dividends and on liquidation is 1/500th of that of a Class A Share and the voting rights of the Class B Shares will be changed from 500 votes per share to one vote per share. The then issued and outstanding Class B Shares (being the Purchased Shares), shall be subdivided on a 500-for-1 basis into 181,707,000 Class B Shares (the "New Purchased Shares"). The stated capital of issued and outstanding Class B Shares immediately after the aforesaid changes to the Class B Shares shall be an amount equal to the paid-up capital (for the purposes of the ITA) of the Purchased Shares immediately prior to the aforesaid changes.

  (e)
  The Transfer Agreement shall be declared effective and MID will transfer the Transferred Assets to 445 Subco in consideration for the 445 Subco Preference Shares (free and clear of all Liens) and the assumption by 445 Subco of the Assumed Liabilities in accordance with the terms of the Transfer Agreement. The amount added to the stated capital of 445 Subco's Class A Preference Shares on the issuance of the 445 Subco Preference Shares shall be an amount equal to the maximum amount permitted to be added to the paid-up capital (for the purposes of the ITA) of 445 Subco's Class A Preference Shares having regard to subsection 85(2.1) of the ITA.

  (f)
  445 Subco shall redeem the 445 Subco Preference Shares (free and clear of all Liens) from MID in consideration for the 445 Subco Note 2 and the 445 Subco Note 2 will constitute full and absolute payment of the redemption proceeds.

  (g)
  MID shall purchase for cancellation the New Purchased Shares (free and clear of all Liens) from 445 Newco in consideration for the MID Note, and the MID Note will constitute full and absolute payment for the purchase price for such shares. The New Purchased Shares shall be cancelled and shall not be restored to the authorized capital of MID.

  (h)
  The winding-up of 445 Subco shall be commenced in accordance with section 237 of the OBCA and in connection with such winding-up:

  (i)
  the Transferred Assets and all of 445 Subco's rights under the Transfer Agreement shall be transferred to 445 Newco; and

  (ii)
  445 Newco shall assume: (A) 445 Subco's liability under the 445 Subco Notes, and (B) all of 445 Subco's liabilities under the Transfer Agreement, including without limitation, the obligation to assume, satisfy, pay and perform the Assumed Liabilities.

  (i)
  The MID Note and the 445 Subco Notes shall be set off against each other in full satisfaction of the respective obligations under such notes and each of the MID Note and the 445 Subco Notes are deemed cancelled.

  (j)
  MID and each incumbent and former director and officer of MID (collectively, the "Releasees") is unconditionally and irrevocably released and discharged of and from all manner of actions, causes of action, suits, penalties, demands, debts, accounts, covenants, contracts, damages and all other claims whatsoever of any nature, character and description, whether contractual, legal or otherwise, whether known or unknown, which MID or the Shareholders, as applicable, ever had or now has up to and including the Effective Date, even if discovered after the Effective Date, against any of the Releasees including without limiting the generality of the foregoing, any allegations that any current or former director, current or former officer breached any duties, whether contractual, statutory or otherwise, owed to any party by virtue of being a director or officer of MID at any time whatsoever up to and including the Effective Date.

  (k)
  The Articles shall be amended, and shall be deemed to have been amended, to (i) delete the Class B Shares from the authorized capital of MID in Article 7 of the Articles, (ii) rename the Class A Shares as Common Shares in Article 7 of the Articles, and (iii) to effect non-substantive consequential changes by deleting Article 8 of the Articles in its entirety and replacing it as set out in Schedule "A", which sets out the rights, privileges, restrictions and conditions attaching to the Preference Shares and Common Shares of MID.

ARTICLE 4

RIGHTS OF DISSENT

4.1  Rights of Dissent

        Registered holders of Class B Shares (other than 445 Newco) may exercise dissent rights ("Dissent Rights") in connection with the Arrangement pursuant to and in the manner set forth in section 185 of the OBCA as modified by the Interim Order and this Section 4.1; provided that, notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by MID not later than 4:30 p.m. (Toronto time) on the Business Day immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Class B Shares held by them and in respect of which Dissent Rights have been validly exercised to MID free and clear of all Liens, as provided in Section 3.1(c), and if they:

  (a)
  ultimately are entitled to be paid fair value for such Class B Shares, will be entitled to be paid the fair value of such Class B Shares, and will not be entitled to any other payment or consideration, including any Class A Shares that would be issuable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Class B Shares; or

  (b)
  ultimately are not entitled, for any reason, to be paid fair value for such Class B Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Class B Shares (other than 445 Newco).

4.2  Recognition of Dissenting Shareholders

        (a)   In no circumstances shall MID or any other person be required to recognize a person exercising Dissent Rights unless such person is the holder of those Class B Shares in respect of which such rights are sought to be exercised.

        (b)   For greater certainty, in no case shall MID or any other person be required to recognize Dissenting Shareholders as holders of Class B Shares in respect of which Dissent Rights have been validly exercised after the completion of Section 3.1(c), and the Class B Shares of such Dissenting Shareholders shall be cancelled and shall not be restored to the authorized capital of MID in respect of which Dissent Rights have been validly exercised at the Effective Time. In addition to any other restrictions under section 185 of the OBCA, holders of Class B Shares who vote or have instructed a proxyholder to vote such Class B Shares in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights in respect of such Class B Shares.

ARTICLE 5

CERTIFICATES

5.1  Class A Shares

        On and after the Effective Time, certificates formerly representing Class A Shares shall represent and be deemed to represent Common Shares.

5.2  Class B Shares

        (a)   On and after the Effective Time until the close of business on the tenth Business Day following the Effective Date, certificates formerly representing Class B Shares (other than the New Purchased Shares and Class B Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised) shall represent and be deemed to represent only the right to receive Common Shares in accordance with this Plan of Arrangement. Following the close of business on the tenth Business Day following the Effective Date, such certificates shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions, against MID.

        (b)   As soon as practicable, certificates representing Common Shares issued pursuant to Section 3.1(b) shall be mailed to those persons whose names appear on the register of holders of Class B Shares at the close of business on the tenth Business Day following the Effective Date.

5.3  No Fractional Shares

        No fractional Class A Shares will be issued pursuant to this Plan of Arrangement, and any fractional number of Class A Shares otherwise issuable will be rounded down (in the case of fractional numbers below 0.5) or up (in the case of fractional numbers of 0.5 or more), as applicable, to the nearest whole number.

ARTICLE 6

AMENDMENTS

6.1  Amendments to Plan of Arrangement

        (a)   MID may amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by each of 445 and the Trust, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to Shareholders if and as required by the Interim Order or otherwise by the Court.

        (b)   Any amendment, modification or supplement to this Plan of Arrangement may be proposed by MID at any time prior to the Meeting (provided that each of 445 and the Trust shall have consented thereto) with or without any other prior notice or communication, and if so proposed and approved by the persons voting at the Meeting (as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

        (c)   Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if (i) it is consented to by each of MID, 445 and the Trust, and (ii) if required by the Court, it is approved by Shareholders voting in the manner directed by the Court.

        (d)   Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by MID, provided that it concerns a matter which, in the reasonable opinion of MID, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of 445, the Trust or any Shareholder.

        (e)   This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 7

FURTHER ASSURANCES

        Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of MID, 445, 445 Newco, 445 Subco and the Trust shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

SCHEDULE "A"

1.
The rights, privileges, restrictions and conditions attaching to the Preference Shares issuable in series are as follows:

(a)
The said Preference Shares may at any time or from time to time be issued in one (1) or more series, each series to consist of such number of shares as may before the issue thereof be determined by the directors and subject to the filing of the prescribed statement with the Minister, and the issuance of his certificate in respect thereof, the directors of the Corporation may (subject as hereinafter provided) by resolution fix from time to time before the issue thereof the designation, privileges, rights, conditions and restrictions attaching to the said Preference Shares of each series, including without limiting the generality of the foregoing, the rate of preferential dividends, the dates of payment thereof, the redemption price and terms and conditions of redemption, conversion rights (if any) and any sinking fund or other provisions.

(b)
Each series of the said Preference Shares shall be entitled to preference over the Common Shares of the Corporation, and any other shares ranking junior to the said Preference Shares, with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation, among its shareholders for the purpose of winding-up its affairs and may also be given such other preferences over the Common Shares of the Corporation and any other shares ranking junior to the said Preference Shares as may be determined as to the respective series authorized to be issued.

(c)
The said Preference Shares of each series shall rank on a parity with the said Preference Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

(d)
Subject to applicable law and the provisions of any particular series of Preference Shares, the holders of the said Preference Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation, and shall not be entitled to vote at any such meeting. The holders of the said Preference Shares shall, however, be entitled to notice of meetings of the shareholders called for the purpose of authorizing the dissolution of the Corporation or the sale of its undertaking or a substantial part thereof.

(e)
Any amendment to the Articles of the Corporation to delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the said Preference Shares or to create special shares ranking in priority to or on a parity with the said Preference Shares, in addition to the authorization by a special resolution, may be authorized by at least two-thirds (2/3) of the votes cast at a meeting of the holders of the said Preference Shares duly called for that purpose upon at least twenty-one (21) days' notice, such meeting to be held and such notice to be given in accordance with the by-laws of the Corporation and each holder of a said Preference Share shall be entitled to one (1) vote at such meeting in respect of each said Preference Share held.

2.
The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(a)
The Common Shares shall carry and be entitled to one (1) vote per share at all meetings of shareholders of the Corporation, except of a particular class or series.

(b)
The holders of Common Shares shall be entitled to receive such dividends as may be declared thereon by the Board of Directors.

(c)
In the event of the liquidation, dissolution, or winding-up of the Corporation or other distribution of its assets among its shareholders for the purpose of winding-up its affairs, all the property and assets of the Corporation available for distribution to the holders of the Common Shares shall be paid or distributed equally share for share to the holders of the Common Shares.

APPENDIX D

ARRANGEMENT AGREEMENT

Execution Version

MI DEVELOPMENTS INC.

- and -

445327 ONTARIO LIMITED

- and -

THE STRONACH TRUST

ARRANGEMENT AGREEMENT

January 31, 2011

ARTICLE 1
INTERPRETATION

1.1	Definitions	2
1.2	Construction	9
1.3	Currency	10
1.4	The Trust	10
1.5	Schedules	10

ARTICLE 2
THE TRANSACTIONS

2.1	The Arrangement	10
2.2	Implementation Steps	10
2.3	Interim Order	11
2.4	Circular and Meeting	11
2.5	Preparation of Filings	12
2.6	Board Approval	13
2.7	Fiduciary Duties	13
2.8	Closing	13

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of MID	14
3.2	Representations and Warranties of 445 and the Trust	16
3.3	Survival of Representations and Warranties	17

ARTICLE 4
COVENANTS

4.1	Covenants of MID	17
4.2	Covenants of 445 and the Trust	20
4.3	Implementation	21
4.4	Special Dividend	21

ARTICLE 5
CLOSING CONDITIONS

5.1	Mutual Conditions	22
5.2	Conditions in Favour of MID	23
5.3	Conditions in Favour of 445 and the Trust	23

ARTICLE 6
TERMINATION

6.1	Termination	24

6.2	Remedies	25
6.3	Expenses	25

ARTICLE 7
MISCELLANEOUS

7.1	Amendment	26
7.2	Waiver	26
7.3	Notices	26
7.4	Severability	28
7.5	Entire Agreement	28
7.6	Assignment	28
7.7	Governing Law	28
7.8	Specific Performance	28
7.9	Contra Proferentum	29
7.10	Further Assurances	29
7.11	No Third Party Beneficiaries	29
7.12	Time of Essence	29
7.13	Counterparts	29

SCHEDULE A Plan of Arrangement

SCHEDULE B Pre-Arrangement Reorganization

SCHEDULE C Transfer Agreement

SCHEDULE D Forbearance Agreement

SCHEDULE E Adjusted Working Capital

ARRANGEMENT AGREEMENT

THIS AGREEMENT made the 31st day of January, 2011.

B E T W E E N:

MI DEVELOPMENTS INC.,
a corporation existing under the laws
of the Province of Ontario

(hereinafter referred to as “MID”),

- and -

445327 ONTARIO LIMITED,
a corporation existing under the laws of the
Province of Ontario

(hereinafter referred to as “445”),

- and -

THE STRONACH TRUST,
a trust existing under the laws of the Province
of Ontario

(hereinafter referred to as the “Trust”).

WHEREAS the Board has received a reorganization proposal from the Initiating Shareholders representing in excess of 50% of the Class A Shares and supported by 445, MID’s controlling shareholder which is controlled by the Trust, providing for, among other things, the elimination of MID’s dual class share structure pursuant to a plan of arrangement under section 182 of the Business Corporations Act (Ontario);

AND WHEREAS, the Board has established the Special Committee for the purposes of, among other things, reviewing and analyzing such reorganization proposal and to report and make recommendations to the Board in respect thereof;

AND WHEREAS, after receiving financial and legal advice and following the receipt of the report and recommendations of the Special Committee, the Board has determined that it would be in the best interests of MID for MID to enter into this Agreement, to submit the Arrangement Resolution to the Shareholders for their consideration at the Meeting and to recommend that Shareholders vote in favour of the Arrangement Resolution, on the terms and subject to the conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants, agreements, representations and warranties of the Parties hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1                                                                               Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations shall have the corresponding meanings:

“445 Newco” means a wholly-owned Subsidiary of 445 which will own all of the Purchased Shares immediately before the Effective Time;

“445 Subco” means a wholly-owned Subsidiary of 445 Newco which will acquire the Transferred Assets pursuant to the Transfer Agreement;

“445 Subco Business Assets” means an amount equal to the aggregate net fair market value of the business assets (determined on a consolidated look through basis and in accordance with the CRA Policies) of 445 Subco immediately following the transfer of the Transferred Assets to 445 Subco pursuant to Section 3.1(e) of the Plan of Arrangement;

“445 Subco Cash Assets” means an amount equal to the aggregate net fair market value of the cash and near-cash assets (determined on a consolidated look through basis and in accordance with the CRA Policies) of 445 Subco immediately following the transfer of the Transferred Assets to 445 Subco pursuant to Section 3.1(e) of the Plan of Arrangement;

“Adjusted Working Capital” has the meaning ascribed in the Support Agreement calculated in a manner  consistent with the draft statement of adjusted working capital of the Transferred Assets as of January 1, 2011 attached as Schedule E, as determined in accordance with Section 4.1(f);

“Affiliate” has the meaning ascribed thereto in National Instrument 45-106 — Prospectus and Registration Exemptions;

“Agreement” means this agreement, including the Schedules hereto, and all amendments or restatements as permitted hereunder;

“Applicable Laws” means all applicable federal, provincial, state, municipal and local statutes, laws, by-laws, regulations, ordinances, orders, enactments, directives and rules and all injunctions, decisions, directives, judgments and orders of any Governmental Entity having jurisdiction in respect of a particular matter and all amendments thereto as of the Effective Time;

“Arrangement” has the meaning set out in Section 2.1;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered by the Shareholders at the Meeting;

“Articles of Arrangement” means the articles of arrangement of MID in respect of the Arrangement that are required by the OBCA to be filed with the Director after the Final Order is made in order for the Arrangement to become effective;

“Assumed Liabilities” means the liabilities of MID to be assumed by 445 Subco pursuant to the Transfer Agreement;

“Board” means the board of directors of MID;

“Business Day” means any day on which commercial banks are generally open for business in Toronto, Ontario, other than a Saturday, a Sunday or a day observed as a statutory holiday in Toronto, Ontario;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement;

“Circular” means the management information circular/proxy statement to be delivered to holders of Class A Shares and Class B Shares in connection with the Meeting, including all schedules and exhibits thereto and any amendments or supplements thereto;

“Class A Share” means a Class A Subordinate Voting Share in the capital of MID;

“Class B Share” means a Class B Share in the capital of MID;

“Consent Application” has the meaning set out in Section 2.5(c);

“Consents” has the meaning set out in the Transfer Agreement;

“Court” means the Superior Court of Justice (Ontario);

“Court Orders” means, collectively, the Interim Order and the Final Order;

“CRA Policies” means the policies of the Canada Revenue Agency that would be applied by it for the purpose of determining whether the direct or indirect transfer of property by MID to 445 Newco as contemplated herein complies with the definition of “distribution” in subsection 55(1) of the ITA;

“Development Properties” has the meaning set out in the Transfer Agreement;

“Development Property Companies” has the meaning set out in the Transfer Agreement;

“Director” means the Director appointed under section 278 of the OBCA;

“Draft Funding Statement” has the meaning set out in Section 4.1(e);

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. (Toronto time), or such other time as may be specified in writing by MID with the consent of 445, on the Effective Date;

“Encumbrance” means any encumbrance, lien, charge, hypothec, pledge, mortgage, security interest of any nature, adverse claim, easement, right of occupation, any matter capable of registration against title, right of pre-emption, privilege or any contract to create any of the foregoing;

“Excess Funding” has the meaning set out in Section 4.1(d);

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Forbearance Agreement” means the forbearance agreement between MID and any wholly-owned Subsidiary of MID substantially in the form attached as Schedule D;

“Funding Amount” means the aggregate amount of all cash that MID or its Subsidiaries (other than Raceco and its Subsidiaries) have contributed to, or expended in connection with, the Transferred Assets from January 1, 2011 to the Effective Date as determined in accordance with Section 4.1(e), excluding, for greater certainty, (i) any amounts in respect of shared employees or general and administrative expenses, and (ii) amounts expended by MID or its Subsidiaries (other than Raceco and its Subsidiaries) as contemplated by Section 6.3;

“Governmental Entity” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) self-regulatory organization or stock exchange, including the TSX and the NYSE, (iii) subdivision, agent, commission, board or authority of any of the foregoing, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Initiating Shareholders” means Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners, II, L.P., Farallon Capital Offshore Investors II, L.P., Farallon Capital Offshore Investors III, Inc., Hotchkis and Wiley Capital Management, LLC, Tyndall Capital Partners, Franklin Templeton Investments Corp. as manager and trustee of Bissett Small Cap Fund, Owl Creek Asset Management L.P., Mackenzie Financial Corporation, The Mangrove Partners Fund, LP, Donald Smith & Co., Inc., John Moran, Inky Investments, CFG Trust #1, DLF Trust #1, FCF Family Investments, Octagon Insurance Group Ltd., Dennis S. Moran, Michael Knapp, Blake Ashdown IRA, Berg & Berg Enterprises, LLC, Carl E. Berg, Brad Shingleton Trust, Theresa Foote Pledge Account and North Run Master Fund, LP;

“Interested Class A Shareholders” means (i) 445, (ii) the Trust, (iii) any trustee or beneficiary of the Trust, (iv) Frank Stronach; (v) Fair Enterprise Limited (vi) any Affiliates of any of the foregoing; and (vii) any other holder of Class A Shares whose votes are to be excluded for the purposes of “minority approval” (as defined in MI 61-101) of the holders of Class A Shares;

“Interested Class B Shareholders” means (i) 445, (ii) the Trust, (iii) any trustee or beneficiary of the Trust, (iv) Frank Stronach; (v) Fair Enterprise Limited (vi) any Affiliates of any of the foregoing; and (vii) any other holder of Class B Shares whose votes are to be excluded for the purpose of “minority approval” (as defined in MI 61-101) of the holders of Class B Shares;

“Interim Order” means the interim order of the Court as contemplated by Section 2.3, as the same may be amended by the Court, containing declarations and directions with respect to the Arrangement and providing for, among other things, the calling and holding of the Meeting;

“ITA” means the Income Tax Act (Canada);

“Lone Star Receivable” means the entitlement of Raceco or its Subsidiary under the Reorganization Plan under Title 1 of Chapter 11 of the United States. Bankruptcy Code to receive a distribution from MEC of the net sale proceeds of any sale of the Lone Star property in Texas;

“Material Adverse Change” means any change, effect, condition, development, event, occurrence or set of facts or circumstances that is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (whether absolute, accrued, contingent or otherwise), capitalization, condition (financial or otherwise), operations, results of operations, claims, rights or privileges (whether contractual or otherwise) of the MID Group, other than any change, effect, condition, development, event, occurrence or set of facts or circumstances:

(a)                                  relating to general economic or political conditions or securities markets in general or to fluctuations in currency rates;

(b)                                 affecting the real estate, horseracing or gaming industries in general;

(c)                                  relating to any act of terrorism or any outbreak of hostilities or war or declaration of a national emergency or national disaster;

(d)                                 relating to the announcement or execution of this Agreement;

(e)                                  relating to any action or inaction taken by MID in accordance with the terms of this Agreement;

(f)                                    relating to a change in the market trading price of shares of MID resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Change under clause (a), (b), (c), (d), (e) or (g) hereof;

(g)                                 relating to any generally applicable change in applicable Laws (other than orders, judgments or decrees against that person or any of its Subsidiaries) or any generally applicable change in accounting principles, as applicable; or

(h)                                 any write downs of assets for accounting purposes,

provided, however, that such effect referred to in clause (a), (b), (c), (d), (e) or (g) above does not primarily relate only to (or have the effect of primarily relating only to) the MID Group or disproportionately adversely affect the MID Group compared to other companies of similar size operating in the industries in which the MID Group operates;

“material fact” has the meaning ascribed thereto under the Securities Act (Ontario);

“Meadows Holdback Receivable” means any entitlement of MID or a Subsidiary thereof to receive all or any portion of the holdback made by the purchaser of the Meadows racetrack property from the purchase price therefor on the purchase of that property by it in 2007;

“MEC” means Reorganized Magna Entertainment Corp (formerly Magna Entertainment Corp.), a corporation existing under the laws of Delaware;

“Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the terms of this Agreement and the Interim Order, to consider and if deemed advisable, to approve, the Arrangement Resolution;

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions;

“MID Group” means MID and its Subsidiaries, taken as a whole;

“Milton Properties” means the vacant land adjacent to 365 Market Drive, Milton.  PIN: 24975-0115, Part Lot 2, Conc. 2, Esquesing (Karamax West), beneficially owned by 1239953 Ontario Inc., a wholly owned subsidiary of MID;

“NYSE” means the New York Stock Exchange;

“OBCA” means the Business Corporations Act (Ontario);

“Outside Date” means June 30, 2011 or such other date as may be mutually agreed from time to time by the Parties, provided, however, that if the closing of the Arrangement is delayed by (a) an injunction or order made by a Governmental Entity, or (b) an appeal of the Final Order or the Final Order not having yet been obtained, then, provided that such injunction or order is being contested or appealed or the Final Order is being actively sought, as applicable, the Outside Date shall be extended until the earlier of (i) 60 days following such date and (ii) the fifth Business Day following the date on which such injunction or order ceases to be in effect or the Final Order is upheld on appeal or obtained, as applicable;

“Outstanding Option” has the meaning set out in Section 3.1(e);

“Party” means a signatory to this Agreement;

“person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement substantially in the form attached as Schedule A, subject to any amendments or variations thereto made in accordance with the terms of this Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Pre-Arrangement Reorganization” means the reorganization transactions set forth in Schedule B or as such transactions may be varied with the prior written consent of 445 and MID, provided that any such variation is not adverse to the interests of the Shareholders (other than 445) in any material respect;

“Purchased Shares” means the 363,414 Class B Shares owned by 445 at the date of this Agreement;

“Raceco” means MI Developments US Holdings Inc., a corporation existing under the laws of the state of Delaware;

“Racing and Gaming Business” means the horseracing and gaming business of MID including: (a) the ownership and operation of four thoroughbred racetracks located in the U.S., as well as the simulcast wagering venues at these tracks, which consist of: Santa Anita Park, Golden Gate Fields, Gulfstream Park (which includes a casino with alternative gaming machines) and Portland Meadows; (b) the operation of XpressBet®, an account wagering business, AmTote, a provider of totalisator services to the pari-mutuel industry and a thoroughbred training centre in Palm Meadows, Florida; (c) a 50% joint venture interest in The Village at Gulfstream Park, an outdoor shopping and entertainment centre located adjacent to Gulfstream Park; (d) a 50% joint venture interest in HRTV, LLC, which owns Horse Racing TV®, a television network focused on horse racing; and (e) a 51% joint venture interest in Maryland RE & R LLC, which is engaged in real estate and racing operations and owns two thoroughbred racetracks, Pimlico Race Course and Laurel Park, as well as a thoroughbred training centre at Bowie, Maryland and a 49% joint venture interest in Laurel Gaming LLC, which was established to pursue gaming opportunities at the Maryland Jockey Club;

“Real Estate Business” means the real estate business of MID, excluding any business related to the Development Properties;

“Securities Laws” means the Securities Act (Ontario) and the United States Securities Act of 1933, together with all other applicable state, federal and provincial securities laws, rules and regulations and published policies thereunder;

“Severance Approvals” has the meaning set out in the Transfer Agreement;

“Shareholders” means, collectively, the holders of Class A Shares and the holders of Class B Shares;

“Special Committee” means the special committee of independent directors of the Board constituted to consider, and make recommendations to the Board regarding, the transactions contemplated by this Agreement;

“Special Dividend” means the cash dividend to be declared and paid by MID pursuant to Section 3.1(a) of the Plan of Arrangement;

“Subject Companies” has the meaning set out in Section 4.1(b);

“Subsidiary” means, with respect to a person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such person and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary;

“Support Agreement” means the support agreement entered into between the Initiating Shareholders and 445 pursuant to which such parties agreed to cause their Class A Shares and Class B Shares to be voted in favour of the Arrangement Resolution, subject to the terms and conditions of such agreement;

“Tax Ruling” means an advance income tax ruling from the Canada Revenue Agency that: (i) paragraph 55(3)(b) of the ITA will apply to the dividend deemed under the ITA to be received by MID and paid by 445 Subco and the dividend deemed under the ITA to be received by 445 Newco and paid by MID as a result of the completion of the transactions provided for in the Plan of Arrangement to except such deemed dividends from the application of subsection 55(2) of the ITA, and (ii) such other matters as the Parties may agree;

“Total MID Business Assets” means an amount equal to the aggregate net fair market value of the business assets (determined on a consolidated look through basis and in accordance with the CRA Policies) of MID immediately before the Effective Time;

“Total MID Cash Assets” means an amount equal to the aggregate net fair market value of the cash and near-cash assets (determined on a consolidated look through basis and in accordance with the CRA Policies) of MID immediately before the Effective Time;

“Transfer Agreement” means the transfer agreement between MID, 445, 445 Newco, 445 Subco and the Trust providing for the transfer to 445 Subco of the Transferred Assets and the assumption by 445 Subco of the Assumed Liabilities substantially in the form attached as Schedule C;

“Transferred Assets” has the meaning set out in the Transfer Agreement; and

“TSX” means the Toronto Stock Exchange.

1.2                                                                               Construction

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)           references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement and not to any particular Section of or Schedule to this Agreement;

(b)           references to a “Section” or a “Schedule” are references to a Section of or Schedule to this Agreement;

(c)           words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

(d)           the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e)           if the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day;

(f)            a period of Business Days is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Toronto time) on the last day of the period if the period is a Business Day or at 4:30 p.m. on the next Business Day if the last day of the period does not fall on a Business Day;

(g)           the terms “material” and “materially” shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter would materially affect a Party and its Subsidiaries, taken as a whole;

(h)           references to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislation provision substituted therefor and all regulations, rules and interpretations issued thereunder or pursuant thereto;

(i)            references to any agreement or document shall be to such agreement or document (together with the schedules and exhibits attached thereto), as it may have been or may hereafter be amended, modified, supplemented, waived or restated from time to time; and

(j)            wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

1.3                                                                               Currency

Unless otherwise indicated, all references to money amounts are expressed in lawful currency of the United States of America.

1.4                                                                               The Trust

In this Agreement, where the context so permits, references to “the Trust” shall mean the trustees of the Trust, from time to time, acting in their capacities as trustees, and not in their personal capacities.

1.5                                                                               Schedules

Each Schedule to this Agreement is an integral part of this Agreement.

ARTICLE 2
THE TRANSACTIONS

2.1                                                                               The Arrangement

Subject to the provisions of this Agreement, including satisfaction or waiver of the conditions set out in Article 5, MID, 445 and the Trust agree to proceed with the proposed arrangement (the “Arrangement”) under the provisions of Section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement.

2.2                                                                               Implementation Steps

As soon as reasonably practicable following the execution of this Agreement, and subject to the terms and conditions of this Agreement, MID shall:

(a)                                  apply for the Interim Order in accordance with Section 2.3;

(b)                                 convene and hold the Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution;

(c)                                  use commercially reasonable efforts to solicit proxies in respect of the Arrangement Resolution;

(d)                                 subject to obtaining the approvals required by the Interim Order, use commercially reasonable efforts to pursue the application to the Court for the Final Order; and

(e)                                  subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained, on the date contemplated in Section 2.8, send to the Director the Articles of Arrangement for endorsement thereon of the Certificate of Arrangement and such other documents as may be required to give effect to the Arrangement.

2.3                                                                               Interim Order

(a)                                  The application referred to in Section 2.2(a) shall request that the Interim Order provide:

(i)    for the class of persons to whom notice is to be provided in respect of the Arrangement Resolution and the Meeting and the manner in which such notice is to be provided;

(ii)   that the requisite approval for the Arrangement Resolution shall be: (i) 66 2/3% of the votes cast by the holders of Class A Shares and Class B Shares, voting together as a single class, present in person or represented by proxy at the Meeting; (ii) 66 2/3% of the votes cast by the holders of Class B Shares, voting separately as a class, present in person or represented by proxy at the Meeting; (iii) a simple majority of the votes cast by holders of Class A Shares, voting separately as a class, present in person or represented by proxy at the Meeting, excluding the votes attached to Class A Shares held by Interested Class A Shareholders; and (iv) a simple majority of the votes cast by holders of Class B Shares, voting separately as a class, present in person or represented by proxy at the Meeting, excluding the votes attached to Class B Shares held by Interested Class B Shareholders;

(iii)  that, in all other respects, the provisions of the by-laws and articles of MID, including quorum requirements and all other applicable matters, shall apply in respect of the Meeting; and

(iv)  for the grant of rights to registered holders of Class B Shares (other than the Interested Class B Shareholders) to dissent in respect of the Arrangement Resolution.

(b)           The application for the Final Order referred to in Section 2.2(d) shall advise the Court that the Final Order will be relied upon for purposes of Section 3(a)(10) of the United States Securities Act of 1933 to exempt the issuance of Class A Shares from the registration requirements of such Act based on the Court’s approval of the Arrangement.

2.4                                                                               Circular and Meeting

(a)           MID shall prepare the Circular and shall permit 445 and its counsel to review and comment on the Circular, all documents sent with the Circular, all documents filed with the Court in connection with the transactions contemplated by this Agreement and any amendments thereto, recognizing that whether or not such comments are ultimately included will be determined by MID, acting reasonably. As soon as reasonably practicable and after obtaining the Interim Order, MID shall cause the Circular and other documentation required in connection with the Meeting to be sent to the Shareholders and to be filed with applicable Governmental Entities, as required by the Interim Order and Applicable Laws.

(b)           MID shall ensure that the Circular and such other documents and filings comply in all material respects with the requirements of Applicable Laws and, subject to Section 2.7, the Circular shall include the recommendation by the Board as contemplated by Section 2.6.

(c)           445 and the Trust shall (to the extent within their power) provide MID with all information concerning 445, the Trust and their Affiliates that MID reasonably requests for inclusion in the Circular or otherwise required by Applicable Laws, and 445 and the Trust shall ensure that any such information does not, as of the date of the Circular, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

(d)           The Circular shall contain the nominees proposed for election to serve on the Board on and following the Effective Date (and, for greater certainty, conditional upon the closing of the Arrangement) as are to be provided as soon as reasonably practicable after the date hereof, but in any event, prior to the finalization of the Circular by Voorheis & Co. LLP.

2.5                                                                               Preparation of Filings

(a)                                  Subject to the final sentence of this Section 2.5(a), the Parties shall cooperate in the preparation of the application for the Tax Ruling, jointly file the application for the Tax Ruling as soon as reasonably practicable after the date hereof and use their commercially reasonable efforts to pursue the Tax Ruling.  For greater certainty, the receipt of the Tax Ruling is not a condition to the closing of the Arrangement and in the event that the Tax Ruling is not received on or prior to the Effective Date, the obligation of the Parties under this Section 2.5(a) shall survive the Effective Date.  Subject to the final sentence of this Section 2.5(a), in settling the details of the transactions provided for in the Pre-Arrangement Reorganization, the Plan of Arrangement and the Transfer Agreement and in implementing such transactions, MID and 445 shall co-operate in order to facilitate the obtaining of the Tax Ruling, the implementation of the Tax Ruling, if obtained, and the favourable application of paragraph 55(3)(b) of the ITA.  Nothing in this Section 2.5(a) shall require or permit any of the Parties to take any action not contemplated in the Pre-Arrangement Reorganization, the Plan of Arrangement or the Transfer Agreement that is materially disadvantageous to MID, the Shareholders or 445, 445 Subco or 445 Newco.

(b)           The Parties shall cooperate in:

(i)    the preparation of any application for the Court Orders and the preparation of any other documents reasonably considered by the Parties to be necessary to discharge their respective obligations under Applicable Laws in connection with the transactions contemplated by this Agreement; and

(ii)   the taking of all such actions as may be required under Applicable Laws in connection with the transactions contemplated by this Agreement.

(c)           MID shall use its commercially reasonable efforts to apply for and obtain the Consents prior to the Effective Date, and 445 and the Trust shall co-operate with MID  in connection with such efforts.  Prior to the submission of any application for a Consent (a

“Consent Application”), MID shall provide a copy of same to 445 and shall obtain the approval of 445 to same, such approval in each case not to be unreasonably withheld or delayed.  MID shall at all times keep 445 reasonably apprised of the progress of all Consent Applications including, without limitation, the dates of any meeting or hearing scheduled in respect thereof, and shall take reasonable direction from 445 in respect of the conduct of same and shall permit representatives of 445 to attend any such meetings.  In respect of the applications for the Severance Approvals, MID and 445 acknowledge that such applications shall incorporate all appurtenant and burdening easements and rights of way as may be reasonably required by either Party to provide for servicing and support of, and access to, the applicable properties.

(d)           Each Party shall promptly notify the other Parties if at any time before the Effective Time it becomes aware that the Circular contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular. In any such event, the Parties shall cooperate in the preparation of a supplement or amendment to the Circular, as required and as the case may be, and, if required, MID shall cause the same to be distributed to the Shareholders and/or filed with applicable Governmental Entities.

2.6                                                                               Board Approval

MID represents and warrants to and in favour of 445 and the Trust, and acknowledges that each of 445 and the Trust is relying on such representation and warranty in entering into this Agreement that the Board, after consultation with its financial and legal advisors and following receipt of the report and recommendations of the Special Committee, has determined that it would be in the best interests of MID for MID to enter into this Agreement, to submit the Arrangement Resolution to the Shareholders for their consideration at the Meeting and to recommend that Shareholders vote in favour of the Arrangement Resolution.

2.7                                                                               Fiduciary Duties

Nothing contained herein shall be construed to require the Board to take or refrain from taking any action that would be inconsistent with its obligation to properly discharge its fiduciary duties under Applicable Laws after having been advised by its counsel, including, without limiting the generality of the foregoing and notwithstanding any other provision of this Agreement, changing the recommendation made by the Board in respect of the Arrangement Resolution. Further, and without limiting the foregoing, the Board may delay the holding of or adjourn the Meeting in order to communicate to Shareholders any decision to change the recommendation or to seek an amendment to the terms of this Agreement, the Plan of Arrangement and/or any of the forms of agreement contemplated hereby provided that MID shall have notified 445 regarding its intention to do so prior to announcing any delay or adjournment of the Meeting.

2.8                                                                               Closing

Unless another time or date is agreed to in writing by the Parties, the Parties shall cause the Effective Date to be the last day of the calendar month in which the later of the following occurs (a) all of the conditions set forth in Article 5 have been satisfied or waived (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Effective Date) and (b) the Tax Ruling has been received; provided that if all of the conditions set forth in Article 5 have been satisfied or waived (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Effective Date) but the Tax Ruling is not received by the Outside Date, then the Parties shall cause the Effective Date to be the Outside Date. The closing of the transactions contemplated by this Agreement will take place at the Toronto office of Davies Ward Phillips & Vineberg LLP or at such other location as may be agreed upon by the Parties.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1                                                                               Representations and Warranties of MID

MID represents and warrants to and in favour of each of 445 and the Trust as follows and acknowledges that each of 445 and the Trust is relying on such representations and warranties in entering into this Agreement:

(a)           Existence. MID is a corporation validly existing under the laws of the Province of Ontario and has all necessary corporate power to execute, deliver and perform its obligations under this Agreement.

(b)           Corporate Authority and Enforceability. Subject to the approval of the Arrangement Resolution by the Shareholders as required by the Interim Order, MID has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by MID and is a legal, valid and binding obligation of MID, enforceable against MID by 445 and the Trust in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)           No Violation. Except as disclosed in the disclosure letter dated the date hereof delivered by MID to 445 and the Trust, the execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of any member of the MID Group under (i) any material contract to which a member of the MID Group is a party, (ii) any provision of the articles, by-laws or resolutions of the board of directors (or any committee thereof) or shareholders or similar organizational document of any member of the MID Group, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over any member of the MID Group or (iv) any Applicable Law, except with respect to clauses (i), (iii) and (iv) above, for any such breaches, violations, defaults, conflicts or other occurrences that do not constitute a Material Adverse Change.

(d)           No Consents. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained or made, as the case may be, by any member of the MID Group in connection with the execution and delivery of this Agreement or the consummation by MID of the transactions contemplated by this Agreement, other than (i) filing the Articles of Arrangement with the Director, (ii) as may be required to comply with the applicable rules and regulations of the TSX and NYSE and any applicable requirements of Canadian and U.S. securities laws, (iii) obtaining the Court Orders and (iv) as may be required in connection with racing, gaming or liquor licenses of the Racing and Gaming Business and in connection with severing real property for conveyancing purposes.

(e)           Share Capital. The authorized share capital of MID consists of an unlimited number of Class A Shares, 706,170 Class B Shares and an unlimited number of preferred shares, issuable in series, of which 46,160,564 Class A Shares, 547,413 Class B Shares and no preferred shares are issued and outstanding as of January 28, 2011.  As of January 28, 2011, there are issued and outstanding options to purchase 835,000 Class A Shares (each, an “Outstanding Option”) and there are no other options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contractual or otherwise) obligating MID to issue or sell any shares of MID or securities or obligations of any kind convertible into or exchangeable for any shares or other securities of MID. There are no bonds, debentures or other evidences of indebtedness of MID outstanding having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with shareholders of MID on any matter.  MID has the ability to pay the principal amount of its unsecured debentures on their maturity date or redemption date, as the case may be, by the delivery of Class A Shares.

(f)            Public Disclosure. MID has filed with all applicable Governmental Entities true and complete copies of all documents that MID is required by applicable Securities Laws to file therewith.  Such documents, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  Each such document at the time filed complied in all material respects with the requirements of applicable Securities Laws.

(g)           Tax Matters. Prior to the Effective Time and in contemplation of and before the transfer of the Transferred Assets to 445 Subco pursuant to the Transfer Agreement and as one of the steps of the Plan of Arrangement, no property has or will become property of MID, any corporation controlled by MID, or a predecessor of any such corporation or any other entity (including any corporation, partnership or other entity) in which MID holds directly or indirectly any interest and over which it has significant influence as determined in accordance with Canadian generally-accepted accounting principles (collectively referred to as the “MID Entities”) and no liability has or will be incurred or discharged by any of the MID Entities in each case otherwise than as provided for in the Transfer Agreement, the Plan of Arrangement or the Pre-Arrangement Reorganization, in the ordinary course of business or on a basis which would not cause paragraph 55(3.1)(a) of the ITA to apply to deny the exception in paragraph 55(3)(b) of the ITA to the dividend deemed under the ITA to be received by 445 Newco and paid by MID as a result of the completion of the transactions provided in the Plan of Arrangement.  For greater certainty, it is agreed that MID shall not be considered to have breached this Section 3.1(g) in respect of an action taken by an MID Entity at a time at which (i) MID did not control such MID Entity and (ii) MID had no knowledge of such action or had made reasonable commercial efforts to prevent such action.

3.2                                                                               Representations and Warranties of 445 and the Trust

445 and the Trust jointly and severally represent and warrant to and in favour of MID as follows and acknowledge that MID is relying on such representations and warranties in entering into this Agreement:

(a)                                  Existence. 445 is a corporation validly existing under the laws of the Province of Ontario and the Trust is a trust validly existing under the laws of the Province of Ontario. Each of 445 and the Trust has all necessary power and authority to execute, deliver and perform its obligations under this Agreement.

(b)           Authority and Enforceability. Each of 445 and the Trust has taken all necessary action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by 445 and the Trust and is a legal, valid and binding obligation of each of them, enforceable against them by MID in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)           No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of 445 or the Trust under (i) any material contract to which 445 or the Trust is a party, (ii) any provision of 445’s or the Trust’s organizational documents, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over 445 or the Trust or (iv) any Applicable Law.

(d)           No Consents. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained or made, as the case may be, by 445 or the Trust in connection with the execution and delivery of this Agreement or the consummation by 445 and the Trust of the transactions contemplated by this Agreement, other than as may be required to comply with applicable Securities Laws and as may be required in connection with racing, gaming or liquor licenses of the Racing and Gaming Business and in connection with severing real property for conveyancing purposes.

(e)           Title to Purchased Shares.

(i)             At the date of this Agreement, 445 is the sole registered and beneficial holder of the Purchased Shares, with good title thereto, free and clear of all Encumbrances and is the registered and beneficial holder of no other Class B Shares. At the Effective Time, 445 Newco will be the sole registered and beneficial holder of the Purchased Shares, with good title thereto, free and clear of all Encumbrances.  The Purchased Shares are not subject to any voting trust, shareholders agreement or voting agreement (other than the Support Agreement). 445 is a Subsidiary of the Trust and is controlled by the Trust.

(ii)          None of the Trust, Frank Stronach, Fair Enterprise Limited or any Affiliate of any of the foregoing is the registered or beneficial holder of, or directly or indirectly controls the voting or disposition of, any Class A Shares, Class B Shares or Outstanding Options, other than the Purchased Shares, except that Fair Enterprise Limited is the registered and beneficial holder of 50,000 Class A Shares and 20,000 Class B Shares.

(f)            No Other Agreements to Purchase. No person other than MID has any written or oral agreement or option or any right or privilege capable of becoming an agreement or option for the purchase or acquisition of any of the Purchased Shares from 445, the Trust or any of their Affiliates.

3.3                                                                               Survival of Representations and Warranties

All representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall terminate on the earlier of the termination of this Agreement in accordance with the provisions hereof and the Effective Time, with the exception of the representations and warranties contained in Section 3.2(e)(i), which shall survive for the applicable limitation period.

ARTICLE 4
COVENANTS

4.1                                                                               Covenants of MID

(a)                                  MID shall not do or permit to be done and shall refrain from doing any action that, if effected before the date of this Agreement, would constitute a material breach of any representation and warranty or a material breach of any covenant or other provision of this Agreement.

(b)           Prior to the termination of this Agreement in accordance with its terms or the Effective Date, MID shall conduct its business (including the Racing and Gaming Business in respect of the Transferred Assets) in the ordinary course (except as contemplated by this Agreement including in the Pre-Arrangement Reorganization) and will not purchase any gaming or horseracing assets which are unrelated to the Transferred Assets.  For greater certainty, MID may purchase existing joint venture assets and make capital expenditures relating to the Transferred Assets and any such funding (other than funding by Raceco and its Subsidiaries) shall be included in the Funding Amount.  Without limiting the generality of the foregoing, except as contemplated by this Agreement including in the Pre-Arrangement Reorganization or with the prior written consent of 445, MID shall not permit Raceco, or any of the Subsidiaries of Raceco, or the Development Property Companies (collectively, the “Subject Companies”) to:

(i)             issue, sell, award, pledge, dispose of, encumber or agree to issue, sell, award, pledge, dispose of or encumber any securities of the Subject Companies;

(ii)          sell, pledge, lease, assign, dispose of, encumber or agree to sell, pledge, lease, assign, dispose of or encumber any of the Transferred Assets, or any of the assets of the Subject Companies, other than in the ordinary course of business;

(iii)       amend or propose to amend the articles, by-laws or other constating documents of any of the Subject Companies;

(iv)      declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any securities of the Subject Companies;

(v)         pay, discharge, satisfy or settle any claims, liabilities or obligations of the Subject Companies, including to MID or the MID Group, other than the payment, discharge, settlement or satisfaction, in the ordinary course of business (and for greater certainty, paying, discharging, satisfying or settling any claims, liabilities or obligations owing to MID or any entity in the MID Group (other than Raceco and its Subsidiaries) shall not be considered in the ordinary course of business); or

(vi)      incur, authorize, agree or otherwise commit to incur any indebtedness for borrowed money or any enter into any Contract providing for a material liability or obligation or issue any debt securities in respect of the Subject Companies, except in the ordinary course of business.

(c)           Prior to the termination of this Agreement in accordance with its terms or the Effective Date, (i) the business of the Transferred Assets will be operated as a separate business from the Real Estate Business, subject to the sharing of employees and general and administrative expenses, (ii) subject to Section 4.1(d), MID shall not withdraw any funds from the Transferred Assets, (iii) MID or its Subsidiaries (other than Raceco and its Subsidiaries) shall contribute to, or expend in connection with, the business of the Transferred Assets an amount in cash equal to (A) $3.8 million multiplied by the number of calendar months (including the applicable portion thereof) from February 1, 2011 to the Effective Date plus (B) $2.5 million and (iv) MID and its Subsidiaries (other than Raceco and its Subsidiaries) shall not contribute any non-cash assets to the Transferred Assets.

(d)           On or prior to the Effective Date, MID shall (i) contribute cash to the Transferred Assets equal to the amount by which $20 million exceeds the Adjusted Working Capital, or (ii) withdraw cash from the Transferred Assets equal to the amount by which the Adjusted Working Capital exceeds $20 million.  On or prior to the Effective Date, MID shall withdraw cash from the Transferred Assets equal to the amount, if any, (the “Excess Funding”) by which (x) the Funding Amount exceeds (y) (A) $3.8 million multiplied by the number of calendar months (including the applicable portion thereof) from February 1, 2011 to the Effective Date plus (B) $2.5 million.  If there are insufficient funds in the Transferred Assets for MID to make such withdrawal, MID shall withdraw the amount of available funds in the Transferred Assets and 445 shall, or shall cause one of its Subsidiaries to, pay to MID on the Effective Date the amount by which the Excess Funding exceeds such amount of available funds withdrawn by MID.  If the Lone Star Receivable or the Meadows Holdback Receivable is received by Raceco or its Subsidiaries prior to the Effective Date, MID shall, in addition to any other withdrawal permitted by this clause (d), withdraw cash from the Transferred Assets on or prior to the Effective Date equal to 50% of amount received in respect of the Lone Star Receivable or the Meadows Holdback Receivable, as applicable.

(e)           MID shall prepare and deliver to 445 at least five Business Days prior to the Effective Date, a draft statement (the “Draft Funding Statement”) setting forth its calculation of the Funding Amount.  445 shall have three Business Days to review the Draft Funding Statement following receipt of it and must notify MID in writing if it has any objections to the Draft Funding Statement within such three-Business Day period.  MID shall provide access to 445 to all work papers of MID, accounting books and records and the appropriate personnel to verify the accuracy, presentation and other matters relating to the preparation of the Draft Funding Statement.  If 445 Subco sends a written notice of objection of the Draft Funding Statement in accordance with this Section, the Parties shall work expeditiously and in good faith to resolve such objections prior to the Effective Date following receipt of such notice. Failing resolution of any objection to the Draft Funding Statement raised by 445, the dispute will be submitted for determination to Ernst & Young LLP (or if Ernst & Young LLP is not willing or able to act, Deloitte & Touche LLP). The determination of the Funding Amount by such firm of chartered accountants will be final and binding on the Parties. The Parties shall revise the Funding Amount to reflect the final resolution or final determination of such objections.  If 445 does not notify MID of any objection within the three-Business Day period, 445 is deemed to have accepted and approved the Draft Funding Statement and the Funding Amount calculated therein.

(f)            MID shall prepare and deliver to 445 at soon as reasonably practicable following the completion of the audit of its financial statements for the year ended December 31, 2010, a draft statement (the “Draft Working Capital Statement”) setting forth its calculation of the Adjusted Working Capital.  445 shall have 14 days to review the Draft Working Capital Statement following receipt of it and must notify MID in writing if it has any objections to the Draft Working Capital Statement within such 14-day period.  MID shall provide access to 445 to all work papers of MID, accounting books and records and the appropriate personnel to verify the accuracy, presentation and other matters relating to the preparation of the Draft Working Capital Statement.  If 445 Subco sends a written notice of objection of the Draft Working Capital Statement in accordance with this Section, the Parties shall work expeditiously and in good faith to resolve such objections prior to the Effective Date following receipt of such notice. Failing resolution of any objection to the Draft Working Capital Statement raised by 445, the dispute will be submitted for determination to Ernst & Young LLP (or if Ernst & Young LLP is not willing or able to act, Deloitte & Touche LLP). The determination of the Adjusted Working Capital by such firm of chartered accountants will be final and binding on the Parties. The Parties shall revise the Adjusted Working Capital to reflect the final resolution or final determination of such objections.  If 445 does not notify MID of any objection within the 14-day period, 445 is deemed to have accepted and approved the Draft Working Capital Statement and the Adjusted Working Capital calculated therein.

(g)           Prior to the Effective Date, MID agrees to provide 445 and its representatives with reasonable access to all books, records, information and files in respect of the Transferred Assets in MID’s or any of its Subsidiaries’ possession and control, reasonable access to MID’s and any of its Subsidiaries’ personnel (including senior management) as well as reasonable access to the properties of the Transferred Assets in order to allow 445 and its representatives to conduct such investigations as they may consider reasonably necessary or advisable for transitional and transaction implementation purposes.

(h)           MID may purchase pre-paid, non-cancellable directors’ and officers’ liability insurance for MID’s present and former directors and officers and those of its Subsidiaries, covering claims made prior to and within six years after the Effective Date, on a “trailing” or “run-off” basis, provided that the amount paid for such insurance does not exceed $5 million.  If MID does not purchase such insurance, MID shall maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by MID which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date.  MID agrees that it shall honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of MID and its Subsidiaries, and acknowledges and agrees that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect and shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights of present and former officers and directors of MID and its Subsidiaries for a period of six years from the Effective Date.  The provisions of this Section 4.1(h) are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, MID hereby confirms that it is acting as agent and trustee on their behalf.

(i)            MID shall use its best efforts to discharge by the Effective Date any Liens on the Transferred Assets, the Subject Companies and their respective assets and properties to the extent that such Liens secure indebtedness or obligations of MID or its Subsidiaries (immediately after the closing of the Arrangement) that are not related to the Transferred Assets or their business, and to the extent that such Liens are not discharged by the Effective Date, MID shall continue to use such best efforts to discharge all such Liens.

4.2                                                                               Covenants of 445 and the Trust

(a)                                  445 agrees to vote or cause the Purchased Shares to be voted at the Meeting in favour of the Arrangement Resolution and agrees to execute and deliver or cause to be executed and delivered a proxy in connection therewith as soon as reasonably practicable after the mailing of the Circular.  445 shall use its commercially reasonable efforts to cause the holders of Class A Shares and Class B Shares who are or become party to the Support Agreement to vote their Class A Shares and Class B Shares, as applicable, at the Meeting in favour of the Arrangement Resolution in accordance with the terms and conditions of the Support Agreement.

(b)                                 Each of 445 and the Trust shall not do or permit to be done and shall refrain from doing any action that, if effected before the date of this Agreement, would constitute a material breach of any representation and warranty or a material breach of any covenant of this Agreement.

(c)           On or prior to the Effective Date, 445 or the Trust shall, or shall cause one of their Subsidiaries to, issue and/or put in place replacement performance bonds, letters of credit and/or security deposits for such existing performance bonds, letters of credit and/or security deposits with respect to the Racing and Gaming Business and the Development Properties that are maintained by MID or any of its Subsidiaries (other than the Development Property Companies, Raceco or their Subsidiaries) that MID provides 445 and the Trust with notice of, and 445 and the Trust shall take any other actions required to permit MID and its applicable Subsidiaries (other than the Development Property Companies, Raceco or their Subsidiaries) to terminate and/or withdraw such performance bonds, letters of credit and/or security deposits on the Effective Date.

4.3                                                                               Implementation

(a)                                  Each Party shall use its commercially reasonable efforts to satisfy the conditions contained in Article 5 and shall take such commercially reasonable measures as are lawful and within its power or control to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement.

(b)                                 Subject to receipt of the Final Order and prior to the Effective Date, each of the Parties shall complete the steps of the Pre-Arrangement Reorganization that it is responsible for.

(c)                                  On the Effective Date and as one of the steps of the Plan of Arrangement, each of MID and 445 shall, and 445 shall cause 445 Subco and 445 Newco to, enter into the Transfer Agreement.

(d)                                 On the Effective Date  MID shall enter into the Forbearance Agreement.

(e)                                  If either MID or 445 determines that it requires transition services from the other party, MID and 445 shall negotiate a transition services agreement in good faith on commercially reasonable terms consistent with those that would have been obtained on an arms’ length basis.

(f)                                    No public release or announcement concerning the transactions contemplated by this Agreement shall be issued by any Party without the prior consent of the other Parties (which consent shall not be unreasonably delayed or withheld), except as such release or announcement may be required by Applicable Laws, in which case the Party required to make the release or announcement shall allow the other Parties reasonable time to comment on such release or announcement in advance of such issuance.

4.4                                                                               Special Dividend

The Parties shall cooperate in making the following determinations so as to facilitate the favourable application of paragraph 55(3)(b) of the ITA, having regard to the CRA Policies, to the transactions with respect to the Transferred Assets and Milton Properties contemplated in this Agreement, with such determinations being based on estimated amounts and values as at the Effective Date:

(a)                                  determine whether, but for the Special Dividend becoming payable on the Effective Date,

(i)             the proportion that the 445 Subco Cash Assets will be of the Total MID Cash Assets will be less than

(ii)          the proportion that the 445 Subco Business Assets will be of the Total MID Business Assets;

(b)                                 if (i) above is less than (ii) above, then determine the amount of the Special Dividend that will result in such proportions being approximately equal after taking into account the effect of the Special Dividend on the Total MID Cash Assets;

(c)                                  determine the amount of the Special Dividend that will be payable on each Common Share (as defined in the Plan of Arrangement) that is entitled under the Plan of Arrangement to receive any portion of the Special Dividend.

The Parties further agree that where necessary for the application of the above provisions of this Section 4.4 to comply with the CRA Policies, such application shall be so changed.

ARTICLE 5
CLOSING CONDITIONS

5.1                                                                               Mutual Conditions

The respective obligations of the Parties hereunder are subject to the satisfaction or waiver, at or before the Effective Time, of the following conditions precedent, each of which may only be waived by the unanimous written consent of the Parties:

(a)                                  the Arrangement Resolution shall have been approved by the Shareholders as required by the Interim Order;

(b)                                 each of the Interim Order and the Final Order shall have been obtained on terms consistent with this Agreement and in form and content satisfactory to MID and 445, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to MID or 445, each acting reasonably, on appeal or otherwise;

(c)                                  the Articles of Arrangement shall be in form and content consistent with this Agreement and satisfactory to MID and 445, each acting reasonably;

(d)                                 this Agreement shall not have been terminated in accordance with its terms;

(e)                                  since the date of this Agreement, there shall not have occurred a Material Adverse Change which Material Adverse Change has not been cured;

(f)                                    no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any law which is then in effect and has the effect of making the execution, delivery or performance of this Agreement illegal or otherwise preventing or prohibiting the consummation of the transactions contemplated by this Agreement;

(g)                                 no legal or regulatory action or proceeding shall be pending or threatened by any person that would reasonably be expected to enjoin, restrict or prohibit the transactions contemplated by this Agreement; and

(h)                                 the Pre-Arrangement Reorganization shall have been completed.

5.2                                                                               Conditions in Favour of MID

The obligations of MID hereunder are subject to the satisfaction of the following conditions for the exclusive benefit of MID, any of which may be waived in writing by MID:

(a)                                  the representations and warranties of 445 and the Trust contained in this Agreement and the Transfer Agreement in favour of MID shall be true and correct in all material respects at the Effective Time with the same force and effect as if such representations and warranties were made at and as of such time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of each of 445 and the Trust by a senior officer of 445 and by a trustee of the Trust, respectively, and delivered to MID;

(b)                                 each of 445 and the Trust shall have complied in all material respects with and performed in all material respects its covenants and obligations hereunder that are to be complied with or performed at or before the Effective Time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of each of 445 and the Trust by a senior officer of 445 and by a trustee of the Trust, respectively, and delivered to MID; and

(c)                                  the Class A Shares issuable pursuant to the Arrangement shall have been approved for listing on the TSX and the NYSE, subject only to satisfaction of customary listing conditions of the TSX and NYSE, respectively.

5.3                                                                               Conditions in Favour of 445 and the Trust

The obligations of 445 and the Trust hereunder are subject to the satisfaction of the following conditions for the exclusive benefit of 445 and the Trust, any of which may be waived in writing by 445 and the Trust:

(a)                                  the representations and warranties of MID contained in this Agreement shall be true and correct in all material respects at the Effective Time with the same force and effect as if such representations and warranties were made at and as of such time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of MID by two senior officers of MID and delivered to 445 and the Trust, provided that 445 or the Trust may not rely on this condition if either of such Parties had knowledge of the applicable breach or inaccuracy of the representation or warranty on the date hereof; and

(b)                                 MID shall have complied in all material respects with and performed in all material respects its covenants and obligations hereunder that are to be complied with or performed at or before the Effective Time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of MID by two senior officers of MID and delivered to 445 and the Trust.

ARTICLE 6
TERMINATION

6.1                                                                               Termination

This Agreement may be terminated at any time prior to the Effective Time, notwithstanding any requisite approval and authorization of this Agreement by the Shareholders:

(a)                                  by the mutual agreement of MID and 445, whether before or after the Meeting (and, for greater certainty, without further action on the part of the Shareholders if terminated after the Meeting);

(b)                                 by MID or 445 if the Effective Time has not occurred on or prior to the Outside Date, provided that the right to terminate this Agreement pursuant to this Section 6.1(b) shall not be available to a Party whose failure to fulfill any of its obligations under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date (and in the case of 445, the right to terminate this Agreement pursuant to this Section 6.1(b) shall not be available if the Trust’s failure to fulfill any of its obligations under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date);

(c)                                  by MID or 445 if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any law or any final non-appealable order which is then in effect and has the effect of making the execution, delivery or performance of this Agreement illegal or otherwise preventing or prohibiting the consummation of the transactions contemplated by this Agreement;

(d)                                 by MID or 445 if a Material Adverse Change shall have occurred since the date of this Agreement, which Material Adverse Change is not capable of being cured by the Outside Date;

(e)                                  by MID or 445 if the Arrangement Resolution shall have failed to receive the requisite votes for approval at the Meeting in accordance with the Interim Order;

(f)                                    by MID if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of 445 or the Trust set forth in this Agreement or the Transfer Agreement, which breach or failure to perform would cause the conditions set forth in Section 5.2(a) or 5.2(b) not to be satisfied and such breach or failure to perform is incapable of being cured or is not cured prior to the Outside Date;

(g)                                 by 445 if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of MID set forth in this Agreement or the Transfer Agreement, which breach or failure to perform would cause the conditions set forth in Section 5.3(a) or 5.3(b) not to be satisfied and such breach or failure to perform is incapable of being cured or is not cured prior to the Outside Date; or

(h)                                 by MID if the Initiating Shareholders shall have been entitled to, and shall have validly exercised through the Designated Person (as defined in the agreement dated the date hereof between MID, 445 the Trust and the Initiating Shareholders), the election available pursuant to section 10 of such agreement.

6.2                                                                               Remedies

In the event of the termination of this Agreement as provided in Section 6.1, this Agreement shall forthwith become void and have no further effect, and there shall be no liability or further obligation hereunder on the part of any Party, except that the provisions of this Section 6.2 and Section 6.3 shall remain in full force and effect and shall survive any such termination.

6.3                                                                               Expenses

Subject to the following, each Party shall bear and pay all costs, expenses and fees incurred by it in connection with the transactions contemplated by this Agreement:

(a)                                  On the Effective Date, MID shall reimburse 445 and the Trust for their reasonable legal and advisory fees (up to a maximum of $1,000,000) incurred in connection with the transactions contemplated herein to the extent that MID has not previously reimbursed 445 or the Trust for such fees pursuant to the letter agreement dated January 28, 2011.

(b)                                 All transfer taxes (including harmonized sales tax, goods and services tax, retail sales taxes, land transfer taxes, severance fees and stamp duties) and all other similar taxes, duties, recording and fees of any jurisdiction payable in connection with the Pre-Arrangement Reorganization and the transactions contemplated by the Transfer Agreement (net of any input tax credit, refund, recovery or similar offset received or receivable specifically in relation to the transactions giving rise to such taxes, duties and fees) shall be borne equally by MID and 445.

(c)                                  All costs and expenses associated with the applications for the Consents (including application fees, surveying, legal, planning or other professional fees, and the cost of any required traffic, engineering, environmental or other consultant reports) shall be borne equally by MID and 445.

(d)                                 All costs and expenses associated with the satisfaction of any conditions attaching to the Consents (including entitlement costs, cash in lieu of parkland or similar charges or levies in connection with the Severance Approvals) shall be borne solely by 445, save only for any costs and expenses associated with the satisfaction of any such conditions relating to any real property, the legal or beneficial ownership of which is to be retained by MID following the granting of the Severance Approvals, which costs and expenses shall be borne solely by MID.

ARTICLE 7
MISCELLANEOUS

7.1                                                                               Amendment

This Agreement may not be amended except by an instrument signed by each of the Parties.

7.2                                                                               Waiver

(a)           At any time prior to the termination of this Agreement pursuant to Section 6.1, any Party may:

(i)             extend the time for the performance of any of the obligations or other acts of the other Parties; or

(ii)          waive compliance with any of the agreements of the other Parties or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.

(b)           No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.  No failure or delay in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

7.3                                                                               Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by telecopier or similar means of recorded electronic communication (with receipt confirmed) as follows:

(a)                                  If to MID at:
MI Developments Inc.
455 Magna Drive, 2nd Floor
Aurora, Ontario
L4G 7A9

Attention:	Rocco Liscio and Vito Ciraco
Telecopier No.:	(905) 726-2593

with a copy to:

Davies Ward Phillips & Vineberg LLP
1 First Canadian Place
100 King Street West
Suite 4400, Box 63
Toronto, Ontario
M5X 1B1

Attention:	Vincent Mercier and Peter Hong
Telecopier No.:	(416) 863-0871

(b)                                 If to 445 or the Trust at:

14875 Bayview Avenue
Aurora, Ontario
L4G 3G8

Attention	Ms. Belinda Stronach
Telecopier No.:	(905) 726-7494

with a copy to:

Alon Ossip
c/o Miller Thomson LLP
600 - 60 Columbia Way
Markham, Ontario
L3R 0C9

Telecopier No.:	(905) 415-6777

and to:

Miller Thomson LLP
Scotia Plaza, Suite 5800
40 King Street West
Toronto, Ontario
M5H 3S1

Attention:	John Campbell
Telecopier No.:	(416) 595-8695

and to:

Stikeman Elliott LLP
5300 Commerce Court West

199 Bay Street, P.O. Box 85
Toronto, Ontario
M5L 1B9

Attention:	Edward J. Waitzer and Brian M. Pukier
Telecopier No.:	(416) 947-0866

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day).

7.4                                                                               Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the Parties shall negotiate in good faith to modify the Agreement to preserve each Party’s anticipated benefits under this Agreement.

7.5                                                                               Entire Agreement

This Agreement (together with all other documents and instruments referred to herein) constitute the entire agreement between the Parties concerning the Arrangement and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties, indemnities or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter of this Agreement except as provided in this Agreement.

7.6                                                                               Assignment

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.  This Agreement may not be assigned by any Party without the prior written consent of the other Parties.

7.7                                                                               Governing Law

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein, without giving effect to any principles of conflict of laws thereof which would result in the application of the laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of Ontario.

7.8                                                                               Specific Performance

The Parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement and any such breach would cause the non-breaching Party irreparable harm.  Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by one of the Parties, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance.  Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law.

7.9                                                                               Contra Proferentum

The Parties waive the application of any rule of law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the Party who (or whose counsel) prepared the executed agreement or any earlier draft of the same.

7.10                                                                        Further Assurances

The Parties shall do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by the other Parties as may be reasonably necessary or desirable to effect the purposes and intents of this Agreement and carry out its provisions, whether before or after the Effective Time.

7.11                                                                        No Third Party Beneficiaries

Except for Section 4.1(h), this Agreement is not intended to confer on any person other than the Parties any rights or remedies.

7.12                                                                        Time of Essence

Time shall be of the essence of this Agreement.

7.13                                                                        Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which shall together constitute one and the same instrument. The Parties may rely on copies of this Agreement which are delivered by telecopier or electronic mail as if such copies were originals.

[THE REMAINDER OF THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF the Parties have executed this Agreement.

MI DEVELOPMENTS INC.

By:	/s/ [ILLEGIBLE]
Name:
Title:

/s/ [ILLEGIBLE]
Name:
Title:

445327 ONTARIO LIMITED

By:	/s/ Belinda Stronach
	Name:	Belinda Stronach
	Title:	President

THE STRONACH TRUST

By:
Name:
Title:

/s/ Belinda Stronach
	Name:	Belinda Stronach
	Title:	Trustee

SCHEDULE A
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT
UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1
INTERPRETATION

1.1                                                                               Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“445” means 445327 Ontario Limited a corporation existing under the laws of the Province of Ontario and a company controlled by the Trust;

“445 Newco” means 2272769 Ontario Inc., a corporation existing under the laws of the Province of Ontario which immediately prior to the Effective Time was wholly owned by 445;

“445 Subco” means 2272804 Ontario Inc., a corporation existing under the laws of the Province of Ontario which immediately prior to the Effective Time was wholly owned by 445 Newco;

“445 Subco Note 1” means a non-interest bearing demand promissory note of 445 Subco with a principal amount equal to the consideration (other than the assumption of liabilities by 445 Subco) for the purchase by it of the Milton Real Estate and issued by it in payment of such consideration;

“445 Subco Note 2” means a non-interest bearing demand promissory note of 445 Subco with a principal amount equal to the aggregate redemption price of the 445 Subco Preference Shares and issued in payment of such redemption price;

“445 Subco Notes” means the 445 Subco Note 1 and the 445 Subco Note 2;

“445 Subco Preference Shares” means 1,000 Class A Preference Shares in the capital of 445 Subco;

“Arrangement” means an arrangement under section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations hereto made in accordance with the Arrangement Agreement or Article 6 hereof or made at the direction of the Court in the Final Order;

“Arrangement Agreement” means the arrangement agreement dated January 31, 2011 between MID, 445 and the Trust (including the schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered by the Shareholders at the Meeting;

“Articles” means the articles of MID;

“Articles of Arrangement” means the articles of arrangement of MID in respect of the Arrangement that are required by the OBCA to be filed with the Director after the Final Order is made in order for the Arrangement to become effective;

“Assumed Liabilities” has the meaning ascribed thereto in the Transfer Agreement;

“Business Day” means any day on which commercial banks are generally open for business in Toronto, Ontario, other than a Saturday, a Sunday or a day observed as a statutory holiday in Toronto, Ontario;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement;

“Class A Share” means a Class A Subordinate Voting Share in the capital of MID;

“Class B Share” means a Class B Share in the capital of MID;

“Common Share” means a Class A Share, as renamed on the Effective Date as a Common Share;

“Court” means the Superior Court of Justice (Ontario);

“Director” means the Director appointed pursuant to section 278 of the OBCA;

“Dissent Rights” has the meaning ascribed thereto in Section 4.1 hereof;

“Dissent Shares” means the Class B Shares held by Dissenting Shareholders and in respect of which Dissenting Shareholders have validly exercised Dissent Rights;

“Dissenting Shareholder” means a registered holder of Class B Shares (other than 445 Newco) who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Class B Shares in respect of which Dissent Rights are validly exercised by such holder;

“Dividend Amount” means the amount determined pursuant to Section 4.4(c) of the Arrangement Agreement;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. (Toronto time) or such other time as may be specified in writing by MID with the consent of 445, on the Effective Date;

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“holders” means, when used with reference to the Class A Shares and/or Class B Shares, the holders of Class A Shares and/or Class B Shares, as the case may be, shown from time to time in the registers maintained by or on behalf of MID in respect of the Class A Shares and Class B Shares;

“ITA” means the Income Tax Act (Canada);

“Interim Order” means the interim order of the Court in respect of the Arrangement as contemplated by section 2.3 of the Arrangement Agreement as the same may be amended, containing declarations and directions with respect to the Arrangement and providing for, among other things, the calling and holding of the Meeting;

“Liens” means any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, deemed trust, security interest, easement or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the Personal Property Security Act (Ontario) or comparable notice filing under the law of any other jurisdiction or any option, warrant, right or privilege capable of becoming a transfer, sale, assignment, exchange, gift, donation, mortgage, pledge, charge, encumbrance, grant of security interest or other disposition of securities where possession, legal title, beneficial ownership or the economic risk or return associated with such securities passes directly or indirectly from one person to another or to the same person in a different legal capacity, whether or not for value, whether or not voluntary and however occurring);

“Meeting” means the annual general and special meeting of Shareholders, including any adjournment(s) or postponement(s) thereof, to be called and held in accordance with the terms of the Arrangement Agreement and the Interim Order, to consider and vote on the Arrangement Resolution, annual meeting matters and any other business or matters that may properly come before the meeting;

“MID” means MI Developments Inc., a corporation existing under the laws of the Province of Ontario;

“MID Note” means a non-interest bearing demand promissory note of MID with a principal amount equal to the fair market value of the New Purchased Shares as at the Effective Time issued by MID in consideration for the purchase for cancellation of the New Purchased Shares;

“Milton Real Estate” means the vacant land adjacent to 365 Market Drive, Milton.  PIN: 24975-0115, Part Lot 2, Conc. 2, Esquesing (Karamax West), beneficially owned by 1239953 Ontario Inc., a wholly owned subsidiary of MID, prior to its transfer to 445 Subco in exchange for the 445 Subco Note 1;

“New Purchased Shares” has the meaning ascribed thereto in Section 3.1(d);

“OBCA” means the Business Corporations Act (Ontario);

“person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement proposed under section 182 of the OBCA, and any amendments or variations thereto made in accordance with the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of MID and 445, each acting reasonably;

“Purchased Shares” means 363,414 Class B Shares owned by 445 Newco;

“Record Date” means the ■ Business Day after the Effective Date;

“Shareholders” means, collectively, (i) the holders of Class A Shares and (ii) the holders of Class B Shares;

“Transfer Agreement” means the transfer agreement dated the Effective Date between MID, 445, 445 Newco, 445 Subco and the Trust providing for the transfer to 445 Subco of the Transferred Assets and the assumption by 445 Subco of the Assumed Liabilities;

“Transferred Assets” has the meaning ascribed thereto in the Transfer Agreement; and

“Trust” means the Stronach Trust, a trust existing under the laws of the Province of Ontario.

1.2                                                                               Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article” or “Section” followed by a number and/or a letter refer to the specified Article or Section of this Plan of Arrangement. The terms “hereof”, “herein” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or other portion hereof.

1.3                                                                               Rules of Construction

In this Plan of Arrangement, unless the context otherwise requires, (a) words importing the singular number include the plural and vice versa, (b) words importing any gender include all genders, and (c) “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.

1.4                                                                               Currency

Unless otherwise indicated, all references to money amounts are expressed in lawful currency of the United States of America.

1.5                                                                               Date for Any Action

If the date on which any action is required or permitted to be taken hereunder by a person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.6                                                                               References to Dates, Statutes, etc.

In this Agreement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively.

In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute, regulation, direction or instrument is to that statute, regulation, direction or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a statute, includes any regulations, rules, policies or directions made thereunder.  Any reference in this Agreement to a person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns.  References to any contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with its terms.

1.7                               Time

Time shall be of the essence in this Plan of Arrangement.

1.8                               Schedule

Schedule “A” is attached to and forms an integral part of this Plan of Arrangement.

1.9                               Governing Law

This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

ARTICLE 2
BINDING EFFECT

2.1                                                                               Arrangement Agreement

This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2                                                                               Binding Effect

This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective at, and be binding at and after, the Effective Time on (i) MID, (ii) each of 445, 445 Newco, 445 Subco and the Trust, and (iii) all holders and all beneficial owners of Class A Shares, Class B Shares and securities convertible into, exchangeable for or carrying the right to acquire Class A Shares or Class B Shares.

ARTICLE 3
ARRANGEMENT

3.1                                                                               Arrangement

Commencing at the Effective Time, except as noted below, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)                                  A dividend on each Common Share shall become payable to the holder of record of such share on the Record Date in an amount equal to the Dividend Amount.

(b)                                 MID shall purchase each Class B Share (other than the Purchased Shares and Dissent Shares), free and clear of all Liens, for consideration consisting of 1.2 fully paid and non-assessable Class A Shares for each Class B Share, which shall be issued by MID from treasury.  Such Class B Shares purchased from holders of Class B Shares shall be cancelled and shall not be restored to the authorized capital of MID. The amount added to the stated capital of MID’s Class A Shares on the aforesaid issuance of Class A Shares shall be an amount equal to the paid-up capital (for the purposes of the ITA) of the Class B Shares purchased for cancellation as aforesaid immediately before such purchase for cancellation.

(c)                                  The Class B Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to MID (free and clear of all Liens) and:

(i)             such Dissenting Shareholders shall cease to be the holders of such Class B Shares and to have any rights as holders of such Class B Shares other than the right to be paid fair value for such Class B Shares as set out in Section 4.1; and

(ii)          such Class B Shares shall be cancelled and shall not be restored to the authorized capital of MID.

(d)                                 The authorized number of Class B Shares will be increased to 181,707,000, the rights and conditions of the Class B Shares shall be changed such that each Class B Share’s participation in dividends and on liquidation is 1/500th of that of a Class A Share and the voting rights of the Class B Shares will be changed from 500 votes per share to one vote per share.  The then issued and outstanding Class B

Shares (being the Purchased Shares), shall be subdivided on a 500-for-1 basis into 181,707,000 Class B Shares (the “New Purchased Shares”). The stated capital of issued and outstanding Class B Shares immediately after the aforesaid changes to the Class B Shares shall be an amount equal to the paid-up capital (for the purposes of the ITA) of the Purchased Shares immediately prior to the aforesaid changes.

(e)                                  The Transfer Agreement shall be declared effective and MID will transfer the Transferred Assets to 445 Subco in consideration for the 445 Subco Preference Shares (free and clear of all Liens) and the assumption by 445 Subco of the Assumed Liabilities in accordance with the terms of the Transfer Agreement.  The amount added to the stated capital of 445 Subco’s Class A Preference Shares on the issuance of the 445 Subco Preference Shares shall be an amount equal to the maximum amount permitted to be added to the paid-up capital (for the purposes of the ITA) of 445 Subco’s Class A Preference Shares having regard to subsection 85(2.1) of the ITA.

(f)                                    445 Subco shall redeem the 445 Subco Preference Shares (free and clear of all Liens) from MID in consideration for the 445 Subco Note 2 and the 445 Subco Note 2 will constitute full and absolute payment of the redemption proceeds.

(g)                                 MID shall purchase for cancellation the New Purchased Shares (free and clear of all Liens) from 445 Newco in consideration for the MID Note, and the MID Note will constitute full and absolute payment for the purchase price for such shares.  The New Purchased Shares shall be cancelled and shall not be restored to the authorized capital of MID.

(h)                                 The winding-up of 445 Subco shall be commenced in accordance with section 237 of the OBCA and in connection with such winding-up:

(i)             the Transferred Assets and all of 445 Subco’s rights under the Transfer Agreement shall be transferred to 445 Newco; and

(ii)          445 Newco shall assume: (A) 445 Subco’s liability under the 445 Subco Notes, and (B) all of 445 Subco’s liabilities under the Transfer Agreement, including without limitation, the obligation to assume, satisfy, pay and perform the Assumed Liabilities.

(i)                                     The MID Note and the 445 Subco Notes shall be set off against each other in full satisfaction of the respective obligations under such notes and each of the MID Note and the 445 Subco Notes are deemed cancelled.

(j)                                     MID and each incumbent and former director and officer of MID (collectively, the “Releasees”) is unconditionally and irrevocably released and discharged of and from all manner of actions, causes of action, suits, penalties, demands, debts, accounts, covenants, contracts, damages and all other claims whatsoever of any nature, character and description, whether contractual, legal or otherwise, whether known or unknown, which MID or the Shareholders, as applicable, ever had or now has up to and including the Effective Date, even if discovered after the Effective Date, against any of the Releasees including without limiting the generality of the foregoing, any allegations that any current or former director, current or former officer breached any duties, whether contractual, statutory or otherwise, owed to any party by virtue of being a director or officer of MID at any time whatsoever up to and including the Effective Date.

(k)                                  The Articles shall be amended, and shall be deemed to have been amended, to (i) delete the Class B Shares from the authorized capital of MID in Article 7 of the Articles, (ii) rename the Class A Shares as Common Shares in Article 7 of the Articles, and (iii) to effect non-substantive consequential changes by deleting Article 8 of the Articles in its entirety and replacing it as set out in Schedule “A”, which sets out the rights, privileges, restrictions and conditions attaching to the Preference Shares and Common Shares of MID.

ARTICLE 4
RIGHTS OF DISSENT

4.1                                                                               Rights of Dissent

Registered holders of Class B Shares (other than 445 Newco) may exercise dissent rights (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in section 185 of the OBCA as modified by the Interim Order and this Section 4.1; provided that, notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by MID not later than 4:30 p.m. (Toronto time) on the Business Day immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).  Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Class B Shares held by them and in respect of which Dissent Rights have been validly exercised to MID free and clear of all Liens, as provided in Section 3.1(c), and if they:

(a)                                  ultimately are entitled to be paid fair value for such Class B Shares, will be entitled to be paid the fair value of such Class B Shares, and will not be entitled to any other payment or consideration, including any Class A Shares that would be issuable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Class B Shares; or

(b)                                 ultimately are not entitled, for any reason, to be paid fair value for such Class B Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Class B Shares (other than 445 Newco).

4.2                                                                               Recognition of Dissenting Shareholders

(a)                                  In no circumstances shall MID or any other person be required to recognize a person exercising Dissent Rights unless such person is the holder of those Class B Shares in respect of which such rights are sought to be exercised.

(b)                                 For greater certainty, in no case shall MID or any other person be required to recognize Dissenting Shareholders as holders of Class B Shares in respect of which Dissent Rights have been validly exercised after the completion of Section 3.1(c), and the Class B Shares of such Dissenting Shareholders shall be cancelled and shall not be restored to the authorized capital of MID in respect of which Dissent Rights have been validly exercised at the Effective Time. In addition to any other restrictions under section 185 of the OBCA, holders of Class B Shares who vote or have instructed a proxyholder to vote such Class B Shares in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights in respect of such Class B Shares.

ARTICLE 5
CERTIFICATES

5.1                                                                               Class A Shares

On and after the Effective Time, certificates formerly representing Class A Shares shall represent and be deemed to represent Common Shares.

5.2                                                                               Class B Shares

(a)                                  On and after the Effective Time until the close of business on the ■ Business Day following the Effective Date, certificates formerly representing Class B Shares (other than the New Purchased Shares and Class B Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised) shall represent and be deemed to represent only the right to receive Common Shares in accordance with this Plan of Arrangement.  Following the close of business on the ■ Business Day following the Effective Date, such certificates shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions, against MID.

(b)                                 As soon as practicable, certificates representing Common Shares issued pursuant to Section 3.1(b) shall be mailed to those persons whose names appear on the register of holders of Class B Shares at the close of business on the ■ Business Day following the Effective Date.

5.3                                                                               No Fractional Shares

No fractional Class A Shares will be issued pursuant to this Plan of Arrangement, and any fractional number of Class A Shares otherwise issuable will be rounded down (in the case of fractional numbers below 0.5) or up (in the case of fractional numbers of 0.5 or more), as applicable, to the nearest whole number.

ARTICLE 6
AMENDMENTS

6.1                                                                               Amendments to Plan of Arrangement

(a)                                  MID may amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment,

modification and/or supplement must be (i) set out in writing, (ii) approved by each of 445 and the Trust, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to Shareholders if and as required by the Interim Order or otherwise by the Court.

(b)                                 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by MID at any time prior to the Meeting (provided that each of 445 and the Trust shall have consented thereto) with or without any other prior notice or communication, and if so proposed and approved by the persons voting at the Meeting (as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)                                  Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if (i) it is consented to by  each of MID, 445 and the Trust, and (ii) if required by the Court, it is approved by Shareholders voting in the manner directed by the Court.

(d)                                 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by MID, provided that it concerns a matter which, in the reasonable opinion of MID, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of 445, the Trust or any Shareholder.

(e)                                  This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 7
FURTHER ASSURANCES

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of MID, 445, 445 Newco, 445 Subco and the Trust shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

SCHEDULE “A”

1.                                       The rights, privileges, restrictions and conditions attaching to the Preference Shares issuable in series are as follows:

(a)                                  The said Preference Shares may at any time or from time to time be issued in one (1) or more series, each series to consist of such number of shares as may before the issue thereof be determined by the directors and subject to the filing of the prescribed statement with the Minister, and the issuance of his certificate in respect thereof, the directors of the Corporation may (subject as hereinafter provided) by resolution fix from time to time before the issue thereof the designation, privileges, rights, conditions and restrictions attaching to the said Preference Shares of each series, including without limiting the generality of the foregoing, the rate of preferential dividends, the dates of payment thereof, the redemption price and terms and conditions of redemption, conversion rights (if any) and any sinking fund or other provisions.

(b)                                 Each series of the said Preference Shares shall be entitled to preference over the Common Shares of the Corporation, and any other shares ranking junior to the said Preference Shares, with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation, among its shareholders for the purpose of winding-up its affairs and may also be given such other preferences over the Common Shares of the Corporation and any other shares ranking junior to the said Preference Shares as may be determined as to the respective series authorized to be issued.

(c)                                  The said Preference Shares of each series shall rank on a parity with the said Preference Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

(d)                                 Subject to applicable law and the provisions of any particular series of Preference Shares, the holders of the said Preference Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation, and shall not be entitled to vote at any such meeting. The holders of the said Preference Shares shall, however, be entitled to notice of meetings of the shareholders called for the purpose of authorizing the dissolution of the Corporation or the sale of its undertaking or a substantial part thereof.

(e)                                  Any amendment to the Articles of the Corporation to delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the said Preference Shares or to create special shares ranking in priority to or on a parity with the said Preference Shares, in addition to the authorization by a special resolution, may be authorized by at least two-thirds (2/3) of the votes cast at a meeting of the holders of the said Preference Shares duly called for that purpose upon at least twenty-one (21) days’ notice, such meeting to be held and such notice to be given in accordance with the by-laws of the Corporation and each holder of a said Preference Share shall be entitled to one (1) vote at such meeting in respect of each said Preference Share held.

2.                                       The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(a)                                  The Common Shares shall carry and be entitled to one (1) vote per share at all meetings of shareholders of the Corporation, except of a particular class or series.

(b)                                 The holders of Common Shares shall be entitled to receive such dividends as may be declared thereon by the Board of Directors.

(c)                                  In the event of the liquidation, dissolution, or winding-up of the Corporation or other distribution of its assets among its shareholders for the purpose of winding-up its affairs, all the property and assets of the Corporation available for distribution to the holders of the Common Shares shall be paid or distributed equally share for share to the holders of the Common Shares.

SCHEDULE B
PRE-ARRANGEMENT REORGANIZATION

PRE-ARRANGEMENT REORGANIZATION

Definitions (not otherwise defined in Arrangement Agreement)

“123 Ontco” means 1239953 Ontario Inc.;

“445 Nomco” means a bare trustee corporation (initially, wholly-owned by 445 Subco) that will hold registered title to the Milton Properties;

“445 Subco Note 1” means the promissory note issued by 445 Subco to 123 Ont as part consideration for the purchase of the Milton Lands;

“Bitton Property” means the MIS Bitton property owned by MID UK;

“Development LLCs” means 455 Industries Inc., 20003 Delaware Inc., 20004 Delaware LLC, 20005 Delaware Inc., MI Developments Maryland LLC and MID Romulus LLC;

“Development Properties” means the Ontario properties owned directly by MID that are Transferred Assets;

“Domino Suites Property” means the Domino Suites property (a hotel property) owned by Eybl LV;

“Eybl LV” means MID Liegenschaftsverwaltungs AG;

“FMV” means fair market value determined in accordance with generally accepted valuation principles;

“FS” means Frank Stronach;

“FS Acquireco” means a non-resident corporation owned for the benefit of the family of FS;

“ITA” means the Income Tax Act (Canada);

“Ilz Property” means the Ilz property (undeveloped land) owned by Eybl LV;

“Mexico Properties” means the Saltillo lands owned by MID Mexico;

“MID” means MI Developments Inc.;

“MID America” means MI Developments (America) Inc.;

“MID Austria” means MID Developments Austria GmbH;

“MID Europa” means MID Europa Liegenschaftsverwaltungs GmbH;

“MID Financing” means MI Developments US Financing Inc.;

MID Mexico” means MI Developments de Mexico S.A.de CV;

“MID Nomcos” means bare trustee corporations that are wholly-owned by MID and which hold registered title to properties beneficially owned by it;

“MID UK” means MI Developments (UK) Limited;

“Milton Properties Agreement” means the agreement for the transfer of the Milton Properties by 123 Ontco to 445 Subco;

“New Austco” means an Austrian corporation to be incorporated as a wholly-owned subsidiary of Eybl LV;

“New Austco Sub” means an Austrian corporation to be incorporated as a wholly-owned subsidiary of New Austco;

“New Canco” means an Ontario corporation to be incorporated as a wholly-owned subsidiary of MID;

“New Canco Racing Sub” means  an Ontario corporation to be incorporated as a wholly-owned subsidiary of MID;

“New Canco Sub” means  an Ontario corporation to be incorporated as a wholly-owned subsidiary of New Canco;

“New Mexco” means a Mexican corporation to be incorporated as a wholly-owned subsidiary of MID Mexico;

“New UKco” means a UK corporation to be incorporated as a wholly-owned subsidiary of MID UK;

“OBCA” means the Business Corporations Act (Ontario);

“Rhone Circle Property” means the Florida residential property in Frenchman’s Creek referred to as Rhone Circle held by MID America;

“Troy Property” means the Troy, Michigan property; and

“US Holdco” means a Delaware corporation to be incorporated as a wholly-owned subsidiary of MID America.

PROPOSED TRANSACTIONS

445 Pre-Plan Reorganization

1.                                       445 Newco is incorporated under the OBCA as a wholly-owned subsidiary of 445.  445 Newco’s share capital is comprised of an unlimited number of common shares.

2.                                      445 Subco is incorporated under the OBCA as a wholly-owned subsidiary of 445 Newco.  445 Subco’s share capital is comprised of 1,000 Class A Preference shares and an unlimited number of common shares.

3.                                       445 Subco incorporates 445 Nomco under the OBCA as a wholly-owned subsidiary of it.

4.                                       445 transfers all of its MID Class B Shares to 445 Newco on a tax neutral rollover basis under subsection 85(1) of the ITA. (To occur shortly before implementation of the Plan of Arrangement.)

MID Pre-Plan Reorganization

Preliminary

5.                                       Each of New Canco and New Canco Racing Sub is incorporated under the laws of the Province of Ontario as a wholly-owned subsidiary of MID, with MID holding one common share.

6.                                       New Canco Sub is incorporated under the laws of the Province of Ontario as a wholly-owned subsidiary of New Canco, with New Canco holding one common share.

USA

7.                                       US Holdco is incorporated under the laws of the State of Delaware as a wholly-owned subsidiary of MID America.

8.                                       MID America sells the registered and beneficial ownership of the Rhone Circle Property to FS Acquireco, for cash consideration equal to the property’s FMV.  The representations and covenants of MID America and FS Acquireco in the sale and purchase agreement duplicate those given in the Transfer Agreement by MID and 445 Subco (or, where applicable, 445 and 445 Newco) as they apply to the Purchased Ontario Real Properties, but with such changes as are reasonably necessary so that they will apply appropriately in the context of this agreement.

9.                                       MID America transfers the registered and beneficial ownership of the Troy Property and all the shares and membership interests in the Development LLCs to US Holdco in consideration for US Holdco assuming MID America’s liabilities related to the Troy Property and issuing 99,999 shares of common stock to MID America.

10.                                 MID America declares and pays to MID a dividend consisting of the US Holdco shares.

UK

11.                                 New UKco is incorporated under the laws of the United Kingdom as a wholly-owned subsidiary of MID UK.

12.                                 MID UK transfers the registered and beneficial ownership of the Bitton Property to New UKco in consideration for New UKco assuming MID UK’s liabilities related to the Bitton Property and issuing shares to MID UK.

13.                                MID UK makes a distribution (likely a capital distribution, or a combination of a capital distribution and a dividend-in-kind) to MID of the New UKco shares.

Austria

14.                                 New Austco is incorporated under the laws of Austria as a wholly-owned subsidiary of Eybl LV, with Eybl LV subscribing €35,000 for shares of New Austco.

15.                                 New Austco Sub is incorporated under the laws of Austria as a wholly-owned subsidiary of New Austco, with New Austco subscribing €35,000 for shares of New Austco Sub.

16.                                 Eybl LV transfers the Ilz Property and Domino Suites Property to New Austco Sub for no consideration other than New Austco Sub assuming Eyvl LV’s liabilities related to those properties.

17.                                 Eybl LV sells all the shares of New Austco Sub to MID for cash consideration equal to the FMV of those shares.

Mexico

18.                                 New Mexco is incorporated under the laws of Mexico.  It is a wholly-owned subsidiary of MID Mexico, except that a fixed capital share is issued to New Canco Sub for nominal consideration.  The balance of its fixed capital shares, and all of its variable capital shares, are held by MID Mexico.

19.                                 MID Mexico transfers registered and beneficial ownership of the Mexico Properties to New Mexco in consideration for New Mexco assuming liabilities related to the Mexico Properties and issuing variable capital shares to MID Mexco.

20.                                 MID Mexico makes a distribution (likely of variable capital) consisting of its New Mexco shares.

Transfers to New Canco

21.                                 MID transfers the following assets to New Canco in consideration for the issue of 99,999 additional common shares of New Canco:

(a)                                  all the shares of US Holdco, and cash equal in amount to sales proceeds of the Rhone Circle Property in 8 above;

(b)                                 all the shares of New UKco and New Austco; and

(c)                                  all its share of New Mexco (being all the variable capital shares, and all the fixed capital shares other than the one fixed capital share held by New Canco Sub).

The stated capital for the New Canco common shares is increased by the FMV of the 99,999 common shares that are so issued.  No election is filed to have the transfers be deemed for ITA purposes to occur for proceeds less than the transferred assets’ FMV.

22.                                MID transfers all its shares of Raceco to New Canco Racing Sub in consideration for this issue of 99,999 additional common shares of New Canco Racing Sub.  The stated

capital for the New Canco Racing Sub common shares is increased by the FMV of the 99,999 common shares that are so issued.  No election is filed to have the transfer be deemed for ITA purposes to occur for proceeds less than the transferred assets’ FMV.

Canada

23.                                 In the case of MID Nomcos which hold legal title both to Development Properties and properties to be retained by MID, registered title to those Development Properties is transferred to newly-incorporated MID Nomcos.

24.                                 123 Ontco transfers the beneficial ownership of the Milton Properties to 445 Subco in consideration for the assumption of liabilities related to the Milton Properties and a non-interest bearing demand promissory note of 445 Subco (the 445 Subco Note 1) with a principal amount equal to the FMV of the Milton Properties less the FMV of the liabilities assumed.  There is a contemporaneous transfer of registered title to the Milton Properties by a nominee corporation to 445 Nomco.  The representations and covenants of 123 Ontco and 445 Subco in their agreement (the Milton Properties Agreement) duplicate those given in the Transfer Agreement by MID and 445 Subco (or, where applicable, 445 and 445 Newco) as they apply to the Purchased Ontario Real Properties, but with such changes as are reasonably necessary so that they will apply appropriately in the context of the Milton Properties Agreement.  In order that they will stand behind the representations and covenants given by their subsidiaries, MID, 445, 445 Newco and the Stronach Trust also are parties to the Milton Properties Agreement.

25.                                 123 Ontco declares and pays to MID a dividend consisting of the 445 Subco Note I.

Intercompany Liabilities

26.                                 MID Financing declares and  pays a dividend to Raceco consisting of (i) in order to give effect to the last sentence of section 4.1(d) of the Arrangement Agreement, ½ of any cash proceeds received by it in respect of the Lone Star Receivable, and (ii) if the Lone Star Receivable will not have been paid in full prior to the Effective Date, an undivided ½ interest as co-tenant in the Lone Star Receivable.

27.                                 Raceco applies the cash and/or co-ownership interest received by it to repay (to the extent of the amount of such cash or the fair market value of such interest) the intercompany account owing by it to MID.

28.                                 MID (through one or more transactions determined in consultation with 445) causes a ½ undivided interest in the Meadows Holdback Receivable to be transferred to a newly-incorporated Ontario subsidiary of MID and causes the remaining ½ interest in the Meadows Holdback Receivable to be transferred to New Canco or a Subsidiary thereof, provided that to the extent that the Meadows Holdback Receivable has been paid or realized upon, in part or in full, prior to the Effective Date, ½ of such cash proceeds are, in order to give effect to the last sentence of section 4.1(d) of the Arrangement Agreement, distributed (through one or more transactions determined in consultation with 445) equally to MID (or a Subsidiary thereof) and to New Canco (or a Subsidiary thereof).

29.                                 Intercompany accounts (including advances, debts, loans and receivables) between (on the one hand) (i) the companies (or partnerships) that will be directly or indirectly owned by 445 Newco following the Plan of Arrangement implementation (the “Raceco Group”), and (ii) (on the other hand) MID and the companies (or partnerships) that will be directly or indirectly owned by it following the Plan of Arrangement implementation (the “Remaining MID Group”), are transferred and repaid to the extent necessary so as to result in all remaining intercompany accounts between the Raceco Group and the Remaining MID Group taking the form of intercompany accounts owing by Raceco and its Subsidiaries to MID.  To the extent feasible, this is accomplished through set-off or through the assignment or assumption of intercompany accounts so as to permit set-off to then occur.

SCHEDULE C
TRANSFER AGREEMENT

TRANSFER AGREEMENT

Between

MI DEVELOPMENTS INC.

- and -

2272804 ONTARIO INC.

- and -

2272769 ONTARIO INC.

- and -

445327 ONTARIO LIMITED

- and -

THE STRONACH TRUST

■, 2011

	ARTICLE 1
	INTERPRETATION

1.1	Defined Terms	2
1.2	Construction	6
1.3	Currency	7
1.4	The Trust	7
1.5	Schedules	7

ARTICLE 2
PURCHASE AND SALE OF TRANSFERRED ASSETS

2.1	Purchase and Sale of Transferred Assets	7
2.2	Assumption of Obligations	7
2.3	Consideration for Transferred Assets	7
2.4	As Is, Where Is	8
2.5	Consents Not Received by Effective Date	9
2.6	Taxes, Fees and Expenses	9
2.7	Income Tax Election	9

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of MID	9
3.2	Representations and Warranties of the Stronach Parties	11
3.3	Survival of Representations and Warranties and Covenants	12

ARTICLE 4
COVENANTS

4.1	Change and Use of Name	13
4.2	Books and Records	13
4.3	Real Property Deliveries	13

ARTICLE 5
CLOSING ARRANGEMENTS

5.1	Date and Place of Closing	15
5.2	MID Deliveries	15
5.3	Stronach Parties Deliveries	15
5.4	Resignationss	15

ARTICLE 6
INDEMNIFICATION

6.1	Indemnification by the Stronach Parties	16
6.2	Indemnification by MID	16
6.3	Notice of Claim	17

- ii -

6.4	Direct Claims	17
6.5	Third Party Claims	17
6.6	Exclusivity	18

ARTICLE 7
RIGHT OF REFUSAL

7.1	Right of Refusal	19
7.2	Exceptions to Rights of Refusal	20

ARTICLE 8
MISCELLANEOUS

8.1	Amendment	20
8.2	Waiver	20
8.3	Notices	20
8.4	Severability	22
8.5	Entire Agreement	22
8.6	Assignment	22
8.7	Governing Law	23
8.8	Specific Performance	23
8.9	Contra Proferentum	23
8.10	Further Assurances	23
8.11	No Third Party Beneficiaries	24
8.12	Time of Essence	24
8.13	Counterparts	24

TRANSFER AGREEMENT

THIS AGREEMENT made as of the ■ day of ■, 2011.

B E T W E E N:

MI DEVELOPMENTS INC.,

a corporation existing under the laws of the Province of Ontario,

(hereinafter referred to as “MID”),

- and -

2272804 ONTARIO INC.,

a corporation existing under the laws of the Province of Ontario,

(hereinafter referred to as “445 Subco”),

- and -

2272769 ONTARIO INC.,

a corporation existing under the laws of the Province of Ontario,

(hereinafter referred to as “445 Newco”),

- and -

445327 ONTARIO LIMITED,

a corporation existing under the laws of the Province of Ontario,

(hereinafter referred to as “445”),

- and -

THE STRONACH TRUST,

a trust existing under the laws of the Province of Ontario,

(hereinafter referred to as the “Trust”).

WHEREAS the board of directors of MID received a reorganization proposal from the holders of its Class A Shares representing in excess of 50% of the Class A Shares and supported by 445, MID’s controlling shareholder which is controlled by the Trust, providing for, among other things, the elimination of MID’s dual class share structure pursuant to a plan of arrangement under section 182 of the Business Corporations Act (Ontario);

AND WHEREAS the Arrangement Resolution has been approved by the Shareholders in accordance with the Interim Order, and the Court has granted the Final Order approving the Arrangement;

AND WHEREAS as one of the steps of the Plan of Arrangement, MID wishes to transfer to 445 Subco on the Effective Date the Transferred Assets  in consideration for the 445 Subco Preference Shares and the assumption by 445 Subco of the Assumed Liabilities;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants, agreements, representations and warranties and indemnities herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1                                                                               Defined Terms

For purposes of this Agreement, unless the context otherwise requires, the capitalized terms used but not otherwise defined herein shall have the meanings set out in the Plan of Arrangement and the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“445 Subco Preference Shares” means 1,000 Class A Preference Shares in the capital of 445 Subco;

“Acceptance” has the meaning given thereto in Section 7.1;

“Affiliate” means, with respect to a person, another person which is controlled by, controls or is under common control with the first mentioned person, and “control” for this purpose means: (a) the ownership of or control or direction over, directly or indirectly, more than 50% of the voting power attached to the outstanding voting securities of the relevant person or of sufficient voting securities of such person that the holder has the right to control the election or appointment of a majority of the directors or persons acting in a substantially similar capacity (if applicable) of such person; and (b) the ability to control the management and affairs of the relevant person;

“Applicable Laws” means all applicable federal, provincial, state, municipal and local statutes, laws, by-laws, regulations, ordinances, orders, enactments, directives and rules and all injunctions, decisions, directives, judgments and orders of any Governmental Entity having jurisdiction in respect of a particular matter;

“Arrangement Agreement” means the arrangement agreement dated January 31, 2011 with respect to the Plan of Arrangement among MID, 445 and the Trust;

“Assumed Liabilities” has the meaning given thereto in Section 2.2;

“Books and Records” has the meaning given thereto in Section 4.2;

“Buildings” means the plants, buildings, structures, improvements, parking lots, roadways, fixed machinery, fixed equipment, and all appurtenances and other fixtures on or forming part of the Development Properties;

“Claim” has the meaning given thereto in Section 6.3;

“Consents” means any and all consents, approvals, orders, authorizations, declarations or filings with or of any Governmental Entity or other person required, whether under Applicable Laws, Contract or otherwise, to permit (i) the transfer or assignment to 445 Subco of any of the Transferred Assets or (ii) the ownership or operation of any of the Development Property Companies or any corporation or property in the Raceco Group immediately following the transfer of the Transferred Assets pursuant to this Agreement and, without limiting the forgoing, includes any Severance Approval;

“Contract” means any agreement, indenture, contract, lease, deed of trust, license, option, instrument or other commitment, whether written or oral;

“Development Properties” means the Foreign Development Properties and the Purchased Ontario Real Properties;

“Development Property Companies” means the entities set out in Schedule A under the heading Development Property Company;

“Direct Claim” has the meaning given thereto in Section 6.3;

“Foreign Development Properties” means the development properties set out in Schedule A under the heading Foreign Development Property, and includes all Buildings located thereon;

“Governmental Entity” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) self-regulatory organization or stock exchange, including the Toronto Stock Exchange and the New York Stock Exchange, (iii) subdivision, agent, commission, board or authority of any of the foregoing, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Indemnified Party” has the meaning given thereto in Section 6.3;

“Indemnifying Party” has the meaning given thereto in Section 6.3;

“Lien” means any lien, encumbrance, charge, hypothec, pledge, mortgage, security interest of any nature, adverse claim, easement, right of occupation, any matter capable of registration against title, right of pre-emption, privilege or any contract to create any of the foregoing;

“Losses” means, in respect of any matter, all claims, cause of actions, demands, proceedings, losses, damages, liabilities, deficiencies, fines, orders, costs and expenses (including, without limitation, all reasonable legal and other reasonable professional fees and disbursements, interest, penalties and amounts paid in settlement) and judgments arising directly or indirectly as a consequence of such matter;

“Magna” has the meaning given thereto in Section 7.1;

“Magna ROFR” has the meaning given thereto in Section 7.1;

“MID Group” means MID and its Subsidiaries;

“Milton Properties” means the vacant land adjacent to 365 Market Drive, Milton.  PIN: 24975-0115, Part Lot 2, Conc. 2, Esquesing (Karamax West), beneficially owned by 1239953 Ontario Inc., a wholly owned subsidiary of MID;

“Offer” has the meaning given thereto in Section 7.1;

“person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement under section 182 of the Business Corporations Act (Ontario) involving MID and its shareholders attached to the articles of arrangement of MID dated the date hereof;

“proceeding” means any action, claim, demand, lawsuit, assessment, hearing, arbitration, judgment, award, decree, order, injunction, prosecution and investigation, or other similar proceeding;

“Purchase Price” has the meaning given thereto in Section 2.3;

“Purchased Ontario Real Properties” means the real properties set out in Schedule B, together with all Buildings located thereon, and includes all rights under Contracts, licences, permits and Governmental Entity approvals and all prepayments relating to the Purchased Ontario Real Properties and all funds and property received, receivable or created after December 31, 2010 from, in substitution for or otherwise in respect of the properties set out in Schedule B;

“Purchased Shares” means the shares set out in Schedule C;

“Raceco” means MI Developments US Holdings Inc., a corporation existing under the laws of the state of Delaware;

“Raceco Group” means Raceco and its Subsidiaries;

“Racing and Gaming Business” means the horseracing and gaming business of MID including: (a) the ownership and operation of four thoroughbred racetracks located in the

U.S., as well as the simulcast wagering venues at these tracks, which consist of: Santa Anita Park, Golden Gate Fields, Gulfstream Park (which includes a casino with alternative gaming machines) and Portland Meadows; (b) the operation of XpressBet®, an account wagering business, AmTote, a provider of totalisator services to the pari-mutuel industry and a thoroughbred training centre in Palm Meadows, Florida; (c) a 50% joint venture interest in The Village at Gulfstream Park, an outdoor shopping and entertainment centre located adjacent to Gulfstream Park; (d) a 50% joint venture interest in HRTV, LLC, which owns Horse Racing TV®, a television network focused on horse racing; and (e) a 51% joint venture interest in Maryland RE & R LLC, which is engaged in real estate and racing operations and owns two thoroughbred racetracks, Pimlico Race Course and Laurel Park, as well as a thoroughbred training centre at Bowie, Maryland and a 49% joint venture interest in Laurel Gaming LLC, which was established to pursue gaming opportunities at the Maryland Jockey Club;

“Real Estate Business” means the real estate business of MID, excluding any business related to the Development Properties and the Milton Properties;

“ROFR Property” has the meaning given thereto in Section 7.1;

“Severance Approvals” means, such approvals as may be required under Applicable Laws in each case to sever for conveyancing purposes the Foreign Development Properties and/or the Purchased Ontario Real Properties from any adjacent real property in common legal or beneficial ownership therewith to permit the lawful transfer to 445 Subco, or as it may direct, and, for the purposes of the Purchased Ontario Real Properties, shall expressly include any approval required under the subdivision control provisions of Part VI of the Planning Act (Ontario), including a “consent” pursuant to Subsection 50(3) of such Act;

“Stronach Parties” means 445 Newco, 445 Subco, 445 and the Trust;

“Subsidiary” means, with respect to a person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such person and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary;

“Tax Act” means the Income Tax Act (Canada);

“Third Party” has the meaning given thereto in Section 6.3;

“Third Party Claim” has the meaning given thereto in Section 6.3;

“Third Party Purchaser” has the meaning given thereto in Section 7.1; and

“Transferred Assets” means (a) the Purchased Shares, (b) beneficial ownership of the Purchased Ontario Real Properties and (c) any amounts owing to MID or its Subsidiaries (excluding the Raceco Group) byRaceco or its Subsidiaries, including the receivables owing to MID by MI Developments US Financing Inc. and MI Developments Investments Inc. in the aggregate amount of approximately $38,000,000.

1.2                                                                               Construction

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)                                  references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement and not to any particular Section of or Schedule to this Agreement;

(b)                                 references to a “Section” or a “Schedule” are references to a Section of or Schedule to this Agreement;

(c)                                  words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

(d)                                 the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e)                                  if the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day;

(f)                                    a period of Business Days is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Toronto time) on the last day of the period if the period is a Business Day or at 4:30 p.m. on the next Business Day if the last day of the period does not fall on a Business Day;

(g)                                 the terms “material” and “materially” shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter would materially affect a Party and its Subsidiaries, taken as a whole;

(h)                                 references to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislation provision substituted therefor and all regulations, rules and interpretations issued thereunder or pursuant thereto;

(i)                                     references to any agreement or document shall be to such agreement or document (together with the schedules and exhibits attached thereto), as it may have been or may hereafter be amended, modified, supplemented, waived or restated from time to time; and

(j)                                     wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

1.3                                                                               Currency

Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in United States dollars.

1.4                                                                               The Trust

In this Agreement, where the context so permits, references to “the Trust” shall mean the trustees of the Trust, from time to time, acting in their capacities as trustees, and not in their personal capacities.

1.5                                                                               Schedules

The following Schedules are attached to and form an integral part of this Agreement:

Schedule A	Development Property Companies
Schedule B	Purchased Ontario Real Properties
Schedule C	Purchased Shares
Schedule D	Excluded Development Properties

ARTICLE 2

PURCHASE AND SALE OF TRANSFERRED ASSETS

2.1                                                                               Purchase and Sale of Transferred Assets

Subject to the terms and conditions of this Agreement, MID hereby agrees to sell, assign and transfer to 445 Subco, and 445 Subco agrees to purchase from MID on the Effective Date and at the time provided for in the Plan of Arrangement, the Transferred Assets.

2.2                                                                               Assumption of Obligations

Subject to the terms and conditions of this Agreement, 445 Subco hereby agrees to assume, satisfy, pay and perform, all of the liabilities and obligations of MID (whether accrued, contingent or otherwise) relating to the Purchased Ontario Real Properties”), but excluding any liabilities of MID for income taxes in respect of the disposition of the Purchased Ontario Real Properties pursuant to this Agreement, and any liabilities of MID for costs, expenses or taxes pursuant to Section 6.3 of the Arrangement Agreement (collectively, the “Assumed Liabilities”).

2.3                                                                               Consideration for Transferred Assets

The consideration payable to MID for the Transferred Assets shall be the 445 Subco Preference Shares and the assumption of the Assumed Liabilities by 445 Subco pursuant to Section 2.2 (the “Purchase Price”).  The Purchase Price shall be satisfied on the Effective Date by the issuance of the 445 Subco Preference Shares to MID and the assumption of the Assumed Liabilities by 445 Subco pursuant to Section 2.2.

2.4                                                                               As Is, Where Is

Each of the Stronach Parties acknowledges and agrees that:

(a)                                  in entering into this Agreement, except for the representations and warranties of MID expressly set out in Section 3.1, the Stronach Parties have relied and will continue to rely solely upon their own inspections, investigations and other due diligence with respect to the Transferred Assets, the Racing and Gaming Business and the Development Properties;

(b)                                 the Development Properties are being sold, assigned and transferred to 445 Subco subject to any conditions that may be imposed pursuant to the Severance Approvals, including, without limitation, any required dedication of a parcel of any such Development Properties to a Governmental Entity;

(c)                                  the Transferred Assets, the Racing and Gaming Business and the Development Properties are being purchased and assumed on an “as is, where is” basis, without any representation or warranty , whether express or implied by this Agreement or at law, except for the representations and warranties of MID expressly set out in Section 3.1 of this Agreement.  For greater certainty, except as expressly set out in Section 3.1 of this Agreement, MID makes no representations, warranties or covenants, express, implied or statutory, of any kind whatsoever with respect to the Transferred Assets, the Racing and Gaming Business or the Development Properties, including without limitation, representation, warranty or covenant as to title, use of the Transferred Assets, the Racing and Gaming Business or the Development Properties for the Stronach Parties’ intended use, the condition of the Transferred Assets, the Racing and Gaming Business or the Development Properties, past or present use, development, investment potential, compliance with any Applicable Laws, present or future zoning, the presence or absence of hazardous substances, the availability of utilities, habitability, merchantability, fitness or suitability for any purpose whatsoever, or any other matter with respect to the Transferred Assets, the Racing and Gaming Business or the Development Properties, all of which are hereby expressly disclaimed by MID;

(d)                                 except for the representations and warranties of MID expressly set out in Section 3.1, MID makes no representations or warranties concerning any statements made or information delivered or made available to the Stronach Parties (whether by MID, its solicitors or any other agents, or representatives or advisors of MID or any of its Affiliates, or any other person) with respect to the Transferred Assets, the Racing and Gaming Business or the Development Properties; and

(e)                                  except as otherwise expressly provided for in this Agreement, the Arrangement Agreement or the Plan of Arrangement, MID shall have no obligations or responsibility to the Stronach Parties after the Effective Date with respect to any matter relating to the Transferred Assets, the Racing and Gaming Business or the Development Properties or the condition thereof.

The provisions of this Section 2.4 shall survive the Effective Date without limitation as to time.

2.5                                                                               Consents Not Received by Effective Date

If any Consent is not received on or before the Effective Date, the legal transfer or assignment of the applicable Transferred Asset or Development Property will not be effective until the applicable Consent has been received and such Transferred Assets or Development Property will be held by MID or its applicable Subsidiary on and following the Effective Date in trust for the benefit and exclusive use of 445 Subco, its applicable Subsidiary or the applicable Development Property Company. On and following the Effective Date, 445 Subco shall take carriage of the applicable application for the Consent as agent for MID and shall use its commercially reasonable efforts to obtain the Consent, and MID shall cooperate with 445 Subco in connection with such efforts and shall use its best efforts to assist 445 Subco in obtaining such Consent.  Until such time as the requisite legal transfer or assignment is effected, MID or its applicable Subsidiary shall not deal in any way with the applicable Transferred Asset or Development Property without the express prior written consent of 445 Subco (except as required by Applicable Laws) and MID or its applicable Subsidiary shall take direction from 445 Subco regarding all dealings in respect of the applicable Transferred Asset or Development Property.  In addition, 445 Subco and MID shall negotiate in good faith, each acting reasonably, a ground lease for the applicable Development Property with a term commencing on the Effective Date and expiring on the earlier of the date upon which the requisite legal transfer or assignment is effected and the date that is 21 years less one day after the Effective Date and with a net rent of $1.00 for the term.  For greater certainty, subject to Section 6.3 of the Arrangement Agreement, all costs, expenses and taxes in respect of such applicable Transferred Asset or Development Property shall be borne by 445 Subco from and after the Effective Date.

2.6                                                                               Taxes, Fees and Expenses

The taxes, fees and expenses of the parties in connection with the transactions contemplated herein shall be subject to Section 6.3 of the Arrangement Agreement.

2.7                                                                               Income Tax Election

MID and 445 Subco will, in the form and within the time limits prescribed for such purposes, jointly execute and file in the appropriate office of the Canada Revenue Agency, an election pursuant to Section 85 of the Tax Act in respect of those Transferred Assets which are “eligible property” (as defined in the Tax Act and any proposals by the Department of Finance to amend the Tax Act, including by comfort letter) and in that election will elect for each Transferred Asset such amount as MID may determine, acting reasonably, provided that the amount will be within the limits specified in paragraphs 85(1)(b), (c), (c.1), (d) and (e) of the Tax Act.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1                                                                               Representations and Warranties of MID

MID hereby represents and warrants to the Stronach Parties as follows and acknowledges that the Stronach Parties are relying on such representations and warranties in connection with entering into this Agreement and completing the transactions contemplated hereby:

(a)                                  Existence.  MID is organized and validly existing under the laws of the Province of Ontario and has all necessary corporate power to own the Transferred Assets and to execute, deliver and perform its obligations under this Agreement.

(b)                                 Corporate Authority and Enforceability.  MID has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by MID and is a legal, valid and binding obligation of MID, enforceable against MID by the other parties hereto in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)                                  No Violation.  The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of the MID Group under (i) any material contract to which a member of the MID Group is a party, (ii) any provision of the articles, by-laws or resolutions of the board of directors (or any committee thereof) or shareholders or similar organizational document of any member of the MID Group, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over any member of the MID Group or (iv) any Applicable Laws, except with respect to clauses (i), (iii) and (iv) above, for any such breaches, violations, defaults, conflicts or other occurrences that do not constitute a Material Adverse Change (as defined in the Arrangement Agreement).

(d)                                 No Consents.  No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained or made, as the case may be, by any member of the MID Group in connection with the execution and delivery of this Agreement or the consummation by MID of the transactions contemplated by this Agreement, other than (i) consents, approvals, orders, authorizations, declarations or filings that have already been obtained or made and (ii) as may be required in connection with racing, gaming or liquor licenses of the Racing and Gaming Business and in connection with severing real property for conveyancing purposes.

(e)                                  Ownership of Transferred Assets.  MID is the beneficial and, with the exception of any portion of the Development Properties held in trust for MID by the Development Property Companies as trustees, the legal owner of the Transferred Assets.

(f)                                    No Other Agreement to Purchase.  No person (other than 445 Subco pursuant hereto) has any written or oral agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase or acquisition from MID or its Subsidiaries of any of the Transferred Assets.

(g)                                 Development Property Companies.  Each of the Development Property Companies is organized and validly existing under the laws of its jurisdiction of formation.  The authorized and issued share or other capital of each of the Development Property Companies is as is set out in Schedule A, all of which are fully paid and non-assessable.  The registered and beneficial owners of the issued and outstanding shares or other interests of each of the Development Property Companies are as set out in Schedule A.  There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contractual or otherwise) obligating any of the Development Property Companies to issue or sell any shares, securities or obligations of any kind convertible into or exchangeable for any shares or other securities of such Development Property Company.  The applicable Development Property Company is the beneficial owner of the applicable Foreign Development Property as set out in Schedule A.

(h)                                 Development Properties.  The Development Properties and the Milton Properties (as defined in the Arrangement Agreement) comprise all of the properties that are described under “Real Estate Business — Development Properties” in note 6(a) to MID’s interim consolidated financial statements for the three and nine month periods ended September 30, 2010 as having a book value of $174.462 million as at September 30, 2010, except that the properties set out in Schedule D which were included in such note 6(a) are not included in the Development Properties.

(i)                                     Raceco.  Raceco is organized and validly existing under the laws of Delaware.  The authorized share capital of Raceco is an unlimited number of shares of common stock, of which 1,100 shares of common stock are issued and outstanding, all of which are fully paid and non-assessable.  MID is the registered and beneficial owner of such shares of common stock.  There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contractual or otherwise) obligating Raceco to issue or sell any shares, securities or obligations of any kind convertible into or exchangeable for any shares or other securities of Raceco.  MID does not carry on any Racing and Gaming Business other than through the Raceco Group.  Neither MID nor any of its Subsidiaries (other than the Raceco Group) own or lease any assets used in connection with or otherwise relating to the Racing and Gaming Business, other than the shares of common stock of Raceco.

(j)                                     HST Registration.  MID is a registrant for the purposes of the Excise Tax Act (Canada), and its registration number is ■.

3.2                                                                               Representations and Warranties of the Stronach Parties

The Stronach Parties hereby jointly and severally represent and warrant to MID as follows and acknowledge that MID is relying on such representations and warranties in connection with entering into this Agreement and completing the transactions contemplated hereby:

(a)                                  Existence.  Each of the Stronach Parties is organized and validly existing under the laws of its jurisdiction of formation and has all necessary corporate or other power to execute, deliver and perform its obligations under this Agreement.

(b)                                 Corporate Authority and Enforceability.  Each Stronach Party has taken all necessary corporate or other action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by each Stronach Party and is a legal, valid and binding obligation of each Stronach Party, enforceable against it by MID in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)                                  No Violation.  The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of any Stronach Party under (i) any material contract to which a Stronach Party is a party, (ii) any provision of the articles, by-laws or resolutions of the board of directors (or any committee thereof) or shareholders or similar organizational document of a Stronach Party, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over any Stronach Party or (iv) any Applicable Laws.

(d)                                 No Consents.  No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained or made, as the case may be, by any Stronach Party in connection with the execution and delivery of this Agreement or the consummation by the Stronach Parties of the transactions contemplated by this Agreement, other than (i) consents, approvals, orders, authorizations, declarations or filings that have already been obtained or made and (ii) as may be required in connection with racing, gaming or liquor licenses of the Racing and Gaming Business and in connection with severing real property for conveyancing purposes.

(e)                                  445 Subco Preference Shares.  The authorized share capital of 445 Subco consists of an unlimited number of common shares and 1,000 Class A preference shares, of which the only shares issued and outstanding are ■ common shares and the 445 Subco Preference Shares, all of which are fully paid and non-assessable.  The 445 Subco Preference Shares have been validly issued as fully paid and non-assessable shares in the capital of 445 Subco.

(f)                                    HST Registration.  445 Subco is a registrant for the purposes of the Excise Tax Act (Canada), and its registration number is ■.

3.3                                                                               Survival of Representations and Warranties and Covenants

The representations and warranties contained in this Agreement shall survive the Effective Date and shall continue in full force and effect for the applicable limitation period. Except to the extent they have been fully performed at or prior to the Effective Date, the covenants of the parties contained in this Agreement and any agreement, instrument, certificate or other document executed or delivered pursuant hereto shall survive the Effective Date and shall continue in full force and effect indefinitely after the Effective Date.

ARTICLE 4

COVENANTS

4.1                                                                               Change and Use of Name

The Stronach Parties agree that within 90 days from the Effective Date they shall cause the Transferred Assets to cease any use of, and they shall not use or permit any of their Affiliates to use the name “MI Developments”, “MID” or any derivatives thereof in the style or manner in which they represent themselves or conduct their business.

4.2                                                                               Books and Records

All books, records, data, reports and other documents and materials in the possession of the MID Group relating or pertaining to any of the Transferred Assets, any of the Development Property Companies, Raceco or any of their Subsidiaries (the “Books and Records”) shall be delivered to 445 Subco (or retained in the Raceco Group) on the Effective Date.  Notwithstanding the foregoing, MID shall be entitled to keep copies (or originals of and supply copies to 445 Subco) of any such Books and Records required to be kept by MID or its Subsidiaries pursuant to Applicable Laws or to file tax returns or make other governmental filings.

4.3                                                                               Real Property Deliveries

Without limiting the provisions of Section 4.2 in respect of Books and Records, MID shall, in respect of the Development Properties and the real property of Raceco and its Subsidiaries (to the extent that Raceco or its Subsidiaries are not in possession of such documents), deliver to 445 Subco on the Effective Date the following documents, to the extent within the possession or control of any member of the MID Group:

(a)                                  all plans, specifications and drawings for all Buildings and all reports relating to the physical condition thereof;

(b)                                 copies of any reports relating to the environmental or geotechnical condition of the Development Properties;

(c)                                  copies of any existing surveys, including building location surveys, or surveyor’s real property reports for the Development Properties;

(d)                                 copies of any current realty tax assessment notices and tax bills relating to the Development Properties together with reasonable detail of any outstanding complaints, applications, reconsiderations of assessments or appeals made by or on behalf of  the owners of the Development Properties or by a tenant or by the applicabletax officer or assessor relating to the assessment of property taxes in respect of the Development Properties including any application to the relevant Governmental Entity for a cancellation, reduction or refund of all or a portion of property taxes with respect to the current or prior year;

(e)                                  complete and accurate copies of any leases, agreements to lease, lease amending agreements, other tenancy agreements affecting the Development Properties;

(f)                                    details and copies of any outstanding letters of credit or other security or deposits currently held to secure the obligations of any tenants under such leases as well as particulars of any outstanding tenant inducements, allowances, rent free periods, rent abatements, lease take over obligations, tenant improvement obligations, or other subsidies or inducements to which any tenant may be entitled under any such lease;

(g)                                 copies of all Contracts to which such member of the MID Group is a party affecting the Development Properties, or any of them, including without limitation, any warranties relating to the Buildings, Contracts relating to security, fire alarms, fire safety equipment, garbage removal, janitorial services, pest control and snow removal/landscaping;

(h)                                 copies of all capital and income expense statements, whether accountant  prepared or internally prepared pertaining to the management and operation of the Development Properties during 2008, 2009 and 2010 (including receipted invoices for all amortized capital expenditures) and copies all current capital and operating budgets for the Development Properties for the current calendar year, together with a statement of actual gross revenues and operating costs for the Development Properties for calendar 2008, 2009 and 2010 and for such period of months in the current calendar year as for which same are available, as prepared internally;

(i)                                     copies of work orders, notices, directives or letters of non-compliance or any other reports issued by any Governmental Entity affecting the Development Properties, if any, including, without limitation, any such items relating specifically to building, zoning, fire, health and elevator inspections, together with copies of all building, occupancy and operating permits, licences, consents or authorizations, if any, with respect to the Development Properties, and together with copies of any notices or other correspondence with any Governmental Entity in respect of such work orders, notices, directives, licences, permits, consents or authorizations, which are in the  possession or control of any member of the MID Group;

(j)                                     copies of any existing title insurance policy and/or solicitor’s title opinions previously issued or delivered, as the case may be, in respect of the Development Properties, whether in favour of the registered owners of the Development Properties or any mortgagee thereof; and

(k)                                  such other material documents, reports or information relating to the Development Properties and the ownership, maintenance or operation thereof as may be reasonably requested by 445 Subco and as may be within the possession or control of any of the MID Group.

ARTICLE 5

CLOSING ARRANGEMENTS

5.1                                                                               Date and Place of Closing

The closing of the transactions contemplated by this Agreement shall occur on the Effective Date and as one of the steps of the Plan of Arrangement.  The closing shall take place in the offices of Davies Ward Phillips & Vineberg LLP at Suite 4400, 1 First Canadian Place, Toronto, Ontario or at such other location as may be agreed upon by the parties.

5.2                                                                               MID Deliveries

On the Effective Date, MID shall deliver the following to 445 Subco:

(a)                                  a receipt of MID acknowledging receipt of the 445 Subco Preference Shares;

(b)                                 transfer documents duly executed and delivered by MID to transfer and convey to 445 Subco the Transferred Assets, in form and substance satisfactory to 445 Subco, acting reasonably;

(c)                                  the share or other certificates representing the Purchased Shares together with such resolutions of directors consenting to the transfer, assignments or other instruments of transfer duly endorsed in blank, or share powers or other instruments of transfer duly executed in blank, and otherwise in form and substance reasonably acceptable to 445 Subco for transfer of the Purchased Shares to 445 Subco;

(d)                                 the Books and Records pursuant to Section 4.2; and

(e)                                  the deliveries in respect of the Development Properties pursuant to Section 4.3.

5.3                                                                               Stronach Parties Deliveries

On the Effective Date, 445 Subco shall deliver the following to MID:

(a)                                  a receipt of 445 Subco acknowledging receipt of the Transferred Assets; and

(b)                                 the share certificate representing the 445 Subco Preference Shares registered in the name of MID.

5.4                                                                               Resignations

MID shall use its commercially reasonable efforts to obtain the resignations of such directors of each of the Development Property Companies, Raceco and the Subsidiaries of Raceco as may be requested by 445 Subco.

ARTICLE 6

INDEMNIFICATION

6.1                                                                               Indemnification by the Stronach Parties

The Stronach Parties hereby agree to jointly and severally indemnify and save harmless MID, its Subsidiaries and the officers, directors and employees of MID and its Subsidiaries from and against all Losses suffered or incurred by such persons as a result of or arising directly or indirectly out of or in connection with:

(a)                                  any breach or inaccuracy of any representation or warranty of any Stronach Party contained in this Agreement or in any document, instrument or agreement delivered pursuant hereto;

(b)                                 any breach or non-performance by any Stronach Party of any covenant or obligation to be performed by any Stronach Party which is contained in this Agreement or in any document, instrument or agreement delivered pursuant hereto;

(c)                                  any failure by 445 Subco to pay, satisfy, discharge, perform or fulfil any of the Assumed Liabilities; and

(d)                                 the Transferred Assets, the operations of the Transferred Assets, including the  Racing and Gaming Business and the Development Properties, whether in respect of the period prior to, or on and after, the Effective Date, including the actions, investigations or proceedings listed in the disclosure letter dated the date hereof delivered by MID to 445 and the Trust.

provided, however, that the Stronach Parties shall not be required to indemnify or save harmless the indemnified persons pursuant to paragraph (a) above unless MID shall have provided notice to the Stronach Parties in accordance with Section 6.3 on or prior to the expiration of the applicable time period related to such representation and warranty as set out in Section 3.3.

6.2                                                                               Indemnification by MID

MID hereby agrees to indemnify and save harmless the Stronach Parties, their Subsidiaries and the officers, directors and employees of the Stronach Parties and their Subsidiaries from and against all Losses suffered or incurred by such persons as a result of or arising directly or indirectly out of or in connection with:

(a)                                  any breach or inaccuracy of any representation or warranty of MID contained in this Agreement or in any document, instrument or agreement delivered pursuant hereto, excluding any breach or inaccuracy that 445 or the Trust had knowledge of on the date hereof;

(b)                                 any breach or non-performance by MID of any covenant or obligation to be performed by MID which is contained in this Agreement or in any document, instrument or agreement delivered pursuant hereto; and

(c)                                  the Real Estate Business and the operations of the Real Estate Business, whether in respect of the period prior to, or on and after, the Effective Date;

provided, however, that MID shall not be required to indemnify or save harmless the indemnified persons pursuant to paragraph (a) above unless a Stronach Party shall have provided notice to MID in accordance with Section 6.3 on or prior to the expiration of the applicable time period related to such representation and warranty as set out in Section 3.3.

6.3                                                                               Notice of Claim

In the event that a party (the “Indemnified Party”) shall become aware of any proceeding or other matter (collectively, a “Claim”) in respect of which the other party (the “Indemnifying Party”) agreed to indemnify the Indemnified Party pursuant to this Agreement, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party.  Such notice shall specify whether the Claim arises as a result of a claim by a person against the Indemnified Party (a “Third Party Claim”) or whether the Claim does not so arise (a “Direct Claim”), and shall also specify with reasonable particularity (to the extent that the information is available) the factual basis for the Claim and the amount of the Claim, if known.  If, through the fault of the Indemnified Party, the Indemnifying Party does not receive notice of any Claim in time to contest effectively the determination of any liability susceptible of being contested, the Indemnifying Party shall be entitled to set off against the amount claimed by the Indemnified Party the amount of any Losses incurred by the Indemnifying Party resulting from the Indemnified Party’s failure to give such notice on a timely basis.

6.4                                                                               Direct Claims

With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have 60 days to make such investigation of the Claim as is considered necessary or desirable.  For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information in the possession of the Indemnified Party, as the Indemnifying Party may reasonably request.  If both parties agree at or prior to the expiration of such 60-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim, failing which the matter shall be referred to binding arbitration in such manner as the parties may agree or shall be determined by a court of competent jurisdiction.

6.5                                                                               Third Party Claims

(a)                                  The Indemnifying Party shall have the right, at its expense, to participate in or assume control of the negotiation, settlement or defence of any Third Party Claim and if the Indemnifying Party assumes control, it shall reimburse the Indemnified Party for all of the Indemnified Party’s out-of-pocket expenses prior to the time the Indemnifying Party assumed control.  If the Indemnifying Party elects to assume such control, the Indemnified Party shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to actual or potential differing interests between them (such as the availability of different defences).

(b)                                 If the Indemnifying Party, having elected to assume such control, thereafter fails to defend the Third Party Claim within a reasonable time, the Indemnified Party shall be entitled to assume such control and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to the Third Party Claim.

(c)                                  If any Third Party Claim is of a nature such that the Indemnified Party is required by Applicable Laws to incur losses or make a payment to any person (a “Third Party”) with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may incur such Losses or make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment.  If the amount of any liability of the Indemnified Party under such Third Party Claim, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after the receipt of the difference from the Third Party, pay the amount of such difference, together with any interest thereon paid by the Third Party to the Indemnified Party, to the Indemnifying Party.  In addition, the Indemnifying Party shall post all security required by any court, regulatory body or other authority having jurisdiction, including without limitation, for purposes of enabling the Indemnifying Party to contest any Third Party Claim.

(d)                                 If the Indemnifying Party fails to assume control of the defence of any Third Party Claim or defaults in respect of any of its obligations under this Section 6.5 with respect thereto, the Indemnified Party shall have the exclusive right to contest the amount claimed and may settle and pay the same on 14 days’ prior written notice to the Indemnifying Party and the Indemnifying Party shall, thereupon, be deemed to have agreed that such settlement is reasonable and may be agreed to by the Indemnified Party and all other persons liable in respect of the Third Party Claim unless within such 14-day period the Indemnifying Party notifies the Indemnified Party that it is assuming or reassuming control of such defence and thereafter assumes or reassumes such control and does not default.

(e)                                  The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

6.6                                                                               Exclusivity

The provisions of this Article 6 shall apply to any Claim for breach of any covenant, representation, warranty or other provision of this Agreement or any agreement, certificate or other document delivered pursuant hereto (other than a claim for specific performance or injunctive relief) with the intent that all such Claims shall be subject to the limitations and other provisions contained in this Article 6.

ARTICLE 7

RIGHT OF REFUSAL

7.1                                                                               Right of Refusal

If, and so often as, MID shall receive an offer from a bona fide arm’s length third party (the “Third Party Purchaser”) to purchase, directly or indirectly, all or any part of (i) the properties owned, directly or indirectly, by MID and leased to Magna International Inc. or  its Subsidiary (collectively, “Magna”) in Oberwaltersdorf Austria with the municipal address of Magna Strasse 1, or leased  in the case of the property located in Aurora, Ontario with the municipal address of 337 and 375 Magna Drive, or (ii) the property owned by MID with the municipal address of 455 Magna Drive, Aurora Ontario, as applicable (each a “ROFR Property”), that MID is willing to accept (the “Offer”), and subject to Magna’s existing right of first refusal in respect of each ROFR Property listed in Section 7.1(i) above, (the “Magna ROFR”), then:

(a)                                  Prior to accepting the Offer and following the expiry of the Magna ROFR, if applicable, MID shall send a true and complete copy of the Offer to 445 Subco, who shall have 14 days from the receipt of the Offer, in 445 Subco’s sole and absolute discretion, to notify MID in writing that 445 Subco desires to purchase the ROFR Property specified in the Offer (the “Acceptance”), at the purchase price and on the same terms and conditions as set out in the Offer.

(b)                                 In the event that 445 Subco sends an Acceptance in accordance with the provisions of Section 7.1(a), then 445 Subco shall be obligated to purchase and MID shall be obligated to sell the Property as specified in the Offer, at the purchase price and upon the terms and conditions set out in the Offer.

(c)                                  In the event that 445 does not send an Acceptance within the 14-day period set out in Section 7.1(a), then MID shall be at liberty to accept the Offer as is or return it to the Third Party Purchaser with any non-material amendments or variations as MID in its sole and absolute discretion desires, including without limitation, a higher (but not lower) purchase price with no financial inducements other than as set out in the Offer.  Provided however that any such sale to the Third Party Purchaser shall be closed in accordance with the terms and conditions of the Offer within six months after the expiry of: (i) the 14-day period set out in the Magna ROFR for each ROFR Property under Section 7.1(i) above, and (ii) the 14-day period set out in Section 7.1(a) for the ROFR Property located at 455 Magna Drive, Aurora Ontario, failing which 445 Subco’s right of refusal shall be automatically revived and 445 Subco shall be entitled to exercise its right of refusal provided for under this Section 7.1.

(d)                                 Upon closing of the transaction of a purchase and sale with the Third Party Purchaser within the time period set out in Section 7.1(c), 445 Subco’s right of refusal shall be extinguished and shall not continue with respect to any subsequent sales by the Third Party Purchaser of the applicable ROFR Property.

(e)                                  The right of refusal provided for in this Section 7.1 is hereby subordinated by 445 Subco to the Magna ROFR, if applicable, and any mortgage, charge, mortgage bond, debenture, deed of trust or other security interest against the ROFR Property, whenever created, subject to the holder of any such security interest being subject to the right of refusal provided for in this section, and 445 Subco agrees to execute such documents and provide such further assurances as MID may from time to time reasonably request to evidence such subordination.

7.2                                                                               Exceptions to Rights of Refusal

Notwithstanding Section 7.1, MID shall be at liberty at any time to (a) convey all or any part of the ROFR Property or an easement thereon to a municipality or other governmental authority having jurisdiction for dedication as public roadway(s) and/or to convey lands and related works to a conservation authority or other governmental authority having jurisdiction for such purposes, or (b) transfer or convey registered or beneficial title to the ROFR Property or any part or parts thereof to any Subsidiary or Affiliate of MID, without, in each case, complying with the provisions of Section 7.1, provided that such Subsidiary or Affiliate first agrees in writing with 445 Subco to be bound by the right of refusal in favour of 445 Subco provided for herein.  For greater certainty, Section 7.1 shall not apply to any transaction, whether by way of take-over bid, merger, consolidation, reconstruction, reorganization, arrangement, amalgamation, transfer, sale or otherwise providing for the acquisition of securities of MID.

ARTICLE 8

MISCELLANEOUS

8.1                                                                               Amendment

This Agreement may not be amended except by an instrument signed by each of the Parties.

8.2                                                                               Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.  No failure or delay in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement

8.3                                                                               Notices

(a)                                  Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by telecopier or similar means of recorded electronic communication (with receipt confirmed) as follows:

(i)                        if to MID:

MI Developments Inc.

455 Magna Drive, 2nd Floor

Aurora, Ontario

L4G 7A9

Attention:                                                                           Rocco Liscio and Vito Ciraco

Telecopier No.:                                                (905) 726-2593

with a copy to:

Davies Ward Phillips & Vineberg LLP

1 First Canadian Place

100 King Street West

Suite 4400, Box 63

Toronto, Ontario

M5X 1B1

Attention:                                                                          Vincent Mercier and Peter Hong

Telecopier No.:                                               (416) 863-0871

(ii)                    if to a Stronach Party:

14875 Bayview Avenue

Aurora, Ontario

L4G 3G8

Attention                                                                             Belinda Stronach

Telecopier No.:                                               (905) 726-7494

with a copy to:

Alon Ossip

c/o Miller Thomson LLP

600 - 60 Columbia Way

Markham, Ontario

L3R 0C9

Telecopier No.:                                               (905) 415-6777

and to:

Miller Thomson LLP

Scotia Plaza, Suite 5800

40 King Street West

Toronto, Ontario

M5H 3S1

Attention:                                                                          John Campbell

Telecopier No.:                                               (416) 595-8695

and to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street, P.O. Box 85

Toronto, Ontario

M5L 1B9

Attention:                                                                          Edward J. Waitzer and Brian M. Pukier

Telecopier No.:                                               (416) 947-0866

(b)                                 Any such notice or other communication shall be deemed to have been given and received on the day on which it was personally delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

Either party may at any time change its address for service from time to time by giving notice to the other party in accordance with this Section 8.3.

8.4                                                                               Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the Parties shall negotiate in good faith to modify the Agreement to preserve each Party’s anticipated benefits under this Agreement.

8.5                                                                               Entire Agreement

This Agreement (together with all other documents and instruments referred to herein) constitute the entire agreement between the Parties concerning the Arrangement and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties, indemnities or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter of this Agreement except as provided in this Agreement.

8.6                                                                               Assignment

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.  This Agreement may not be assigned by any Party without the prior written consent of the other Parties.  Notwithstanding the foregoing,  the Parties acknowledge that 445 Subco will assign all of its rights under this Agreement to 445 Newco pursuant to the Plan of Arrangement and hereby consent to such assignment. Following the assignment of 445 Subco’s rights under this Agreement to 445 Newco pursuant to the Plan of Arrangement,  445 Newco shall have all of the rights and shall be subject to all of the obligations of 445 Subco under this Agreement.

8.7                                                                               Governing Law

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein, without giving effect to any principles of conflict of laws thereof which would result in the application of the laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of Ontario.

8.8                                                                               Specific Performance

The Parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement and any such breach would cause the non-breaching Party irreparable harm.  Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by one of the Parties, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance.  Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law.

8.9                                                                               Contra Proferentum

The Parties waive the application of any rule of law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the Party who (or whose counsel) prepared the executed agreement or any earlier draft of the same.

8.10                                                                        Further Assurances

The parties agree that the transactions contemplated by the Arrangement Agreement and by this Agreement are intended to effect (a) the transfer by MID to 445 Subco of the entirety of the Racing and Gaming Business and all of the Development Properties and the Milton Properties (which are intended to be the properties that are described under “Real Estate Business — Development Properties” in note 6(a) to MID’s interim consolidated financial statements for the three and nine month periods ended September 30, 2010 as having a book value of $174.462 million as at September 30, 2010, except the properties set out in Schedule D), (b) the retention by MID of the Real Estate Business and (c) a net transfer by MID of cash to, or a net withdrawal by MID of cash from, the Transferred Assets in an amount that is neither greater nor less than the amount of such transfer or withdrawal, as the case may be, that is required pursuant to the Arrangement Agreement.  The Parties shall do all such things and provide all such reasonable assurances as may be required to give effect to the intentions of the parties referred to in the preceding sentence and to consummate the transactions contemplated by the Arrangement Agreement and this Agreement, and each Party shall do all such acts and provide such further documents or instruments required by the other Parties as may be reasonably necessary or desirable to effect the purposes and intents of this Agreement and carry out its provisions, whether before or after the Effective Date, including any required transfer of cash, assets or properties.

8.11                                                                        No Third Party Beneficiaries

This Agreement is not intended to confer on any person other than the Parties any rights or remedies.

8.12                                                                        Time of Essence

Time shall be of the essence of this Agreement.

8.13                                                                        Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which shall together constitute one and the same instrument. The Parties may rely on copies of this Agreement which are delivered by telecopier or electronic mail as if such copies were originals.

[THE REMAINDER OF THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF this agreement has been executed by the parties hereto as of the date first written above.

MI DEVELOPMENTS INC.

by
Name:
Title:

Name:
Title:
2272804 ONTARIO INC.

by
Name:
Title:

Name:
Title:

2272769 ONTARIO INC.

by
Name:
Title:

Name:
Title:

445327 ONTARIO LIMITED

By:
Name:
Title:

THE STRONACH TRUST

by
Name:
Title:

Name:
Title:

SCHEDULE A

DEVELOPMENT PROPERTY COMPANIES

Development Property Company	Authorized and Outstanding Shares	Registered and Beneficial Owner of Outstanding Shares	Foreign Development Property

■ Ontario Inc. (“New Canco”)	An unlimited number of common shares, of which the only shares outstanding are ■ common shares.	MID	Not applicable

■ Ontario Inc. (“New Canco 2”)	An unlimited number of common shares, of which the only shares outstanding are ■ common shares.	MID	Not applicable.

■ (“US Holdco”)	■	New Canco	Troy Lands Land adjacent to 600 Wilshire Drive, Troy, MI

445 Industries Inc.	10,000 common shares, of which the only shares outstanding are 100 common shares.	US Holdco	Salem Lands NW quadrant of M-14 on North Territorial Road and Gotfredson Road, Salem, MI

20003 Delaware Inc.	10,000 common shares, of which the only shares outstanding are 100 common shares.	US Holdco	Magnaville — Remaining Lands SE Corner of Lot along LA HWY No.105, Simmesport, LA

20004 Delaware LLC	10,000 common shares, of which the only shares outstanding are 2,000 common shares.	US Holdco	Palm Meadows Lands Adjacent to 8898 Lyons Rd, Boynton Beach, FL

20005 Delaware Inc.	30,000 common shares, of which the only shares outstanding are 2,000 common shares.	US Holdco	San Luis Rey Downs 5772 Camino Del Rey, Bonsall, CA

MI Developments Maryland LLC	30,000 common shares, of which the only shares outstanding are 1,500 common shares.	US Holdco	Howard County property, located adjacent to Laurel Park in Howard County, Maryland

MID Romulus LLC	30,000 common shares, of which the only shares outstanding are 28,225 common shares.	US Holdco	Romulus Lands NE quadrant of Vining and Wick Roads, Romulus, MI

[New UKco]	■	New Canco	Golden Valley Mill, the lands on the north side of Bath Road, South Goloucestershire, England

[New Austco]	■	New Canco	The land adjacent to 164 Neudorf, Ilz Austria Domino Suites Strusse 1 Ebreichsdorf, Niederosterreich, Austria

[New Mexco]	■	New Canco	Saltillo property Parque Industrial Santa Maria, Ramos Arizpe, Coahuila, Mexico

[To insert nominee companies holding legal title to Development Properties.]

SCHEDULE B

PURCHASED ONTARIO REAL PROPERTIES

1. Plan Area L M K J H B G F E I A

The following Aurora lands as identified in the site plan for the Aurora lands dated January 25, 2011:

Aurora North Lands — Residential South
Aurora North Lands — Residential North
Aurora North Lands — Commercial East
Aurora North Lands — Commercial West
Aurora South Lands
Magna A & E Building (B plus part C)
East of Stronach Blvd.
West of Stronach Blvd.
Medical Arts
Leslie and Wellington Commercial Building
Bayview and Wellington Commercial Building

Aggregating approximately 204 acres, more or less, and outlined in the site plan for the Aurora lands dated January 25, 2011 excluding the hatched areas identified therein, which are to be retained by MID, such area to be further delineated in the course of obtaining the severance.

2.	Newpark Blvd., East Section NEWMARKET PIN: 03623-0323; 03623-1585 Parts of Blocks 1 and 2 , Plan 65M-2559; VACANT LAND

3.	2 Clearview Drive TILLSONBURG PIN 00035-0147 Part Lots 2 & 3, Conc. 5, Part 7, Plan 41R-3393 VACANT LAND

4.	Jane/Rutherford Land adjacent to 401 Caldari Road VAUGHAN PIN: 03276-0728 Part Lot 15, Conc. 4

5.	TESMA CAMPUS — portion of campus (400 Tesma Way) VAUGHAN PINs 03276-0012; 03276-0719; and (also PIN 03276-0755 — small part purchased from CNR in 2005) Part Lot 15, Concession 4

SCHEDULE C

PURCHASED SHARES

Vendor	Shares or Partnership Interests

MID	■ common shares of ■ Ontario Inc. (“New Canco”)

MID	■ common shares of ■ Ontario Inc. (“New Canco 2”)

MID	[To insert nominee companies holding legal title to Development Properties.]

SCHEDULE D

EXCLUDED DEVELOPMENT PROPERTIES

1.	500 Highway No. 3 TILLSONBURG PIN: 00035-0159 Part of Lot 1, Conc. 5 and Part of Lot 1, Conc. 6; Part 1, Plan 41R-3501 VACANT LAND PA Consent on 332597

2.	Work in progress in respect of U.S.$3.624 million of: (i) an assembly hall in Obertshausen Germany, and (ii) renovation of roof hall skylights in Weikersdorf, Germany.

SCHEDULE D
FORBEARANCE AGREEMENT

FORBEARANCE AGREEMENT

FORBEARANCE AGREEMENT dated as of the ■ day of ■, 2011 (the “Effective Date”), between MI DEVELOPMENTS INC., a corporation organized under the laws of the Province of Ontario, Canada (including any successor thereto, “MID”), and ■, a ■ organized under the laws of ■ (including any successor thereto, “■”).

W I T N E S S E T H:

WHEREAS MID proposes to consummate an arrangement (the “Arrangement”) involving, among others, MID and its shareholders under the provisions of section 182 of the Business Corporations Act (Ontario) contemporaneously with the execution of this Agreement;

AND WHEREAS the Arrangement contemplates, among other things, the elimination of MID’s dual class share structure in consideration for, among other things, the indirect transfer of MID’s horse racing and gaming assets (the “Transferred Business”) to a subsidiary of 445327 Ontario Limited;

AND WHEREAS MID intends, for the express benefit of the holders from time to time of its outstanding Common Shares (the “Shares”), to set forth in a manner enforceable by such holders against MID the restrictions on MID’s conduct as specified herein;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.                                       Definitions.  For the purposes of this Agreement, the following terms shall have the definitions assigned to them below:

(a)                                  “Affiliate” has the meaning specified in Rule 12b-2 under the Exchange Act.

(b)                                 “Associate” has the meaning specified in Rule 12b-2 under the Exchange Act.

(c)                                  “Control” and “Controlled” have the meanings specified in Rule 12b-2 under the Exchange Act.

(d)                                 “Controlled Affiliate” means any Affiliate that is Controlled by MID after the Effective Date.

(e)                                  “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and any successor statute.

(f)                                    “Person” includes an individual, sole proprietorship, company, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, limited liability company, trust, corporation, and a natural person in his or her capacity as trustee, executor, administrator, or other legal representative.

(g)                                 “Shareholder Approval” means the approval of the relevant matter by (i) 2/3rds of the votes cast, in person or by proxy, by holders of the Shares at a duly called meeting of such holders, or (ii) by written consent or resolution (which may be signed in counterpart) of holders representing at least 2/3rds of the outstanding Shares.

(h)                                 “Subsidiary” means, in respect of a Person, any other Person in which 50% or more of the outstanding equity or voting securities are owned by such Person and/or any of such Person’s Subsidiaries.

2.                                       Forbearance.  MID hereby covenants and agrees with ■ that neither MID nor any of its Controlled Affiliates shall, after the date hereof: (i) enter the horseracing or gaming business; (ii) make any debt or equity investment in, or otherwise give financial assistance to, any entity primarily engaged in the horseracing or gaming business (a “Racing Entity”); or (iii) enter into any transactions with, or provide any services or personnel to, a Racing Entity.  Notwithstanding the foregoing, MID may provide transitional services to the Transferred Business for a commercially reasonable transition period.

3.                                       Waiver.  MID hereby waives any failure or delay on the part of ■ or any third party beneficiary hereof in asserting or enforcing any of its rights or in making any claims or demands hereunder.

4.                                       Amendment and Termination.  This Agreement shall not be amended or terminated without Shareholder Approval, nor shall ■ waive any obligation of MID hereunder without Shareholder Approval.

5.                                       Rights of MID Shareholders.  All registered and beneficial holders of Shares, from time to time, shall, in their capacity as such holders, be intended third-party beneficiaries of this Agreement; provided that the third-party beneficiary rights of any such holder shall be limited to (i) the right to demand that MID abide by its covenants under this Agreement and (ii) the right to proceed solely against MID to enforce MID’s covenants under this Agreement.

6.                                       Successors or Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

7.                                       GOVERNING LAW.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES THEREOF.

IN WITNESS WHEREOF, MID and ■ have each caused this Agreement to be executed and delivered as of the day and year first above written by their respective officers thereunto duly authorized.

MI DEVELOPMENTS INC.

by
Name:
Title:

Name:
Title:

■

by
Name:
Title:

Name:
Title:

SCHEDULE E
ADJUSTED WORKING CAPITAL

Adjusted Working Capital

	Preliminary 31-Dec-10
	Racing & Gaming Business	Adjustments	Adjusted Racing & Gaming Business

Current assets:
Cash and cash equivalents	18,187		18,187
Restricted cash	9,243		9,243
Accounts receivable	28,482		28,482
Income taxes receivable (1)	491		491
Receivable from reorganized MEC	26,953	(26,953)	—
Inventories	4,804		4,804
Prepaid expenses and other	6,006		6,006
	94,166	(26,953)	67,213
Current liabilities:
Bank indebtedness	—		—
Accounts payable	21,984		21,984
Accrued salaries and wages	6,554		6,554
Other accrued liabilities	22,485		22,485
Income taxes payable	—		—
Due to MEC	—		—
Long-term debt due within one year	—		—
Deferred revenue	3,909		3,909
Due to Real Estate Business (2)	38,527	(38,527)	—
	93,459	(38,527)	54,932

Net Working Capital (3)	707	11,574	12,281

Additional working capital required			7,719

(1)          Lone Star Park (LSP) proceeds from bankruptcy settlement

(2)          Funding from the Real Estate Business including LSP proceeds

(3)          Does not include the working capital in the equity investments in MJC and VGP

APPENDIX E

NOTICE OF APPLICATION

Court File No.
CV-11-9109-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
(Commercial List)

IN THE MATTER OF an Application under sections 106 and 182 of the Business Corporations Act, R.S.O. 1990, c. B.16, as amended;

AND IN THE MATTER OF Rules 14.05(2) and 14.05(3) of the Rules of Civil Procedure

AND IN THE MATTER OF a proposed arrangement of MI DEVELOPMENTS INC.

MI DEVELOPMENTS INC.

Applicant

NOTICE OF APPLICATION

TO THE RESPONDENT:

A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicant.  The claim made by the applicant appears on the following page.

THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on March 31, 2011 at 10:00 a.m., or as soon after that time as the application may be heard, at 330 University Avenue, Toronto, Ontario.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicant’s lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant’s lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least four days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU.  IF YOU

WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date February 17, 2011	Issued by	/s/ [ILLEGIBLE]
Local registrar

	Address of court office	330 University Avenue
Toronto, ON M5G 1R7

TO:	ALL HOLDERS OF CLASS A SUBORDINATE VOTING SHARES AND CLASS B SHARES IN THE CAPITAL OF MI DEVELOPMENTS INC.

AND TO:	DIRECTORS OF MI DEVELOPMENTS INC.

AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA
100 University Avenue
Toronto, ON M5J 2Y1

Registrar and Transfer Agent of MI Developments Inc.

AND TO:	ERNST & YOUNG LLP
Chartered Accountants
Ernst & Young Tower
222 Bay Street
Toronto, ON M5K 1J7

Auditor of MI Developments Inc.

AND TO:	STlKEMAN ELLIOTT LLP
5300 Commerce Court West
199 Bay Street, P.O. Box 85
Toronto, ON M5L 1B9

Peter C. Howard
	Tel:	416.869.5613
	Fax:	416.947.0866

Lawyers for The Stronach Trust, 445327 Ontario Limited, 2272769 Ontario Inc. and 2272804 Ontario Inc.

APPLICATION

1.                                                                                       THE APPLICANT, MI DEVELOPMENTS INC., (“MID”) MAKES APPLICATION FOR:

(a)                                  an interim order for advice and directions under section 106 and subsection 182(5) of the Business Corporations Act, R.S.O. 1990, c. B.16, as amended (the “OBCA”), in connection with the proposed plan of arrangement (the “Arrangement”) of MID and the annual general and special meeting to be held to consider the Arrangement;

(b)                                 an order approving the Arrangement pursuant to subsections 182(3) and 182(5) of the OBCA;

(c)                                  an order abridging the time for service of this Application, if necessary; and

(d)                                 such further and relief as this HonourabIe Court may deem just.

2.                                                                                       THE GROUNDS FOR THE APPLICATION ARE:

(a)                                  MID is a corporation existing under the laws of Ontario and governed by the OBCA.  MID’s Class A Subordinate Voting Shares are listed on the TSX and NYSE under the trading symbol “MIM.A” and “MIM”, respectively.  MID’s Class B Shares are listed on the TSX under the trading symbol “MIM.B”;

(b)                                 the Arrangement is an “arrangement” as defined in subsection 182(1) of the OBCA;

(c)                                  all statutory procedures under the OBCA have been met or will be met by the date of the return of this Application;

(d)                                 the Arrangement is put forward in good faith;

(e)                                  the Arrangement is procedurally and substantively fair and reasonable;

(f)                                    the directions set out, and shareholder approvals required pursuant to, any interim order that this Court may grant have been followed and obtained, or will be followed and obtained, by the date of the return of this Application;

(g)                                 certain of the holders of shares of MID and certain of the holders of Class A Subordinate Voting Shares in the capital of MID are resident outside of Ontario, are necessary or proper parties to this Application, and will be served at their addresses as they appear on the books and records of MID pursuant to rules 17.02(n) and 17.02(o) of the Rules of Civil Procedure and the terms of any interim order for advice and directions granted by the Honourable Court;

(h)                                 Rules 14.05(2), 14.05(3), and 38 of the Rules of Civil Procedure;

(i)                                     section 182 of the OBCA;

(j)                                     National Instrument No. 54-101 of the Canadian Securities Administrators; and

(k)                                  such further and other grounds as counsel may advise and this Honourable Court may permit.

3.                                                                                       THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION:

(a)                                  this Notice of Application;

(b)                                 such Interim Order as may be granted by this Honourable Court;

(c)                                  Affidavit of Donald Cameron, to be sworn on behalf of MID, with exhibits thereto, outlining the basis for an interim order for advice and directions;

(d)                                 further Affidavit(s), to be sworn on behalf of MID, with exhibits thereto, including an Affidavit outlining the basis for a final order approving the Arrangement, and reporting on compliance with any interim order and the results of any meeting conducted pursuant to such Interim Order; and

(e)                                  such further and other material as counsel may advise and this HonourabIe Court may permit.

February 17, 2011	Davies Ward Phillips & Vineberg LLP
44th Floor, 1 First Canadian Place
Toronto, ON M5X 1B1

James Doris (LSUC #33236P)
Tel: 416.367.6919
Fax: 416.863.0871

Lawyers for the Applicant,
MI Developments Inc.

IN THE MATTER OF an Application under sections 106 and 182 of the Business Corporations Act, R.S.O. 1990, c. B.16, as amended;

AND IN THE MATTER OF Rules 14.05(2) and 14.05(3) of the Rules of Civil Procedure

AND IN THE MATTER OF a proposed arrangement of MI DEVELOPMENTS INC.	Court File No: CV-11-9109-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
(Commercial List)

Proceeding commenced at Toronto

NOTICE OF APPLICATION

Davies Ward Phillips & Vineberg LLP
44th Floor, 1 First Canadian Place
Toronto, ON M5X 1B1

James Doris (LSUC #33236P)
Tel: 416.367.6919
Fax: 416.863.0871

Lawyers for the Applicant
MI Developments Inc.

APPENDIX F

SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

185.	(1)	Rights of dissenting shareholders — Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,
    (a)
    amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

    (b)
    amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

    (c)
    amalgamate with another corporation under sections 175 and 176;

    (d)
    be continued under the laws of another jurisdiction under section 181; or

    (e)
    sell, lease or exchange all or substantially all its property under subsection 184(3), a holder of shares of any class or series entitled to vote on the resolution may dissent.

  (2)
  Idem — If a corporation resolves to amend its articles in a manner referred to in subsection 170(1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

  (a)
  clause 170(1)(a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

  (b)
  subsection 170(5) or (6).

  (2.1)
  One class of shares — The right to dissent described in subsection (2) applies even if there is only one class of shares.

  (3)
  Exception — A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

  (a)
  amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

  (b)
  deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

  (4)
  Shareholder's right to be paid fair value — In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

  (5)
  No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

  (6)
  Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

  (7)
  Idem — The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

  (8)
  Notice of adoption of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

  (9)
  Idem — A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

  (10)
  Demand for payment of fair value — A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

  (a)
  the shareholder's name and address;

  (b)
  the number and class of shares in respect of which the shareholder dissents; and

  (c)
  a demand for payment of the fair value of such shares.

  (11)
  Certificates to be sent in — Not later than the thirtieth day after the sending of a notice under subsection (10) a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

  (12)
  Idem — A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

  (13)
  Endorsement on certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

  (14)
  Rights of dissenting shareholder — On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

  (a)
  the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

  (b)
  the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

  (c)
  the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under subsection 176(5) or an application for continuance under subsection 181(5), or abandon a sale, lease or exchange under subsection 184(8), in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

  (15)
  Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

  (a)
  a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

  (b)
  if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

  (16)
  Idem — Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

  (17)
  Idem — Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

  (18)
  Application to court to fix fair value — Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

  (19)
  Idem — If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

  (20)
  Idem — A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

  (21)
  Costs — If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

  (22)
  Notice to shareholders — Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

  (a)
  has sent to the corporation the notice referred to in subsection (10); and

  (b)
  has not accepted an offer made by the corporation under subsection (15), if such an offer was made, of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

  (23)
  Parties joined — All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

  (24)
  Idem — Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

  (25)
  Appraisers — The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

  (26)
  Final order — The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22)(a) and (b).

  (27)
  Interest — The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

  (28)
  Where corporation unable to pay — Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

  (29)
  Idem — Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

  (a)
  withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

  (b)
  retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

  (30)
  Idem — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

  (a)
  the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

  (b)
  the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

  (31)
  Court order — Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

  (32)
  Commission may appear — The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

APPENDIX G

FORMAL VALUATIONS

January 31, 2011

The Special Committee of the Board of Directors and The Board of Directors

MI DEVELOPMENTS INC.

455 Magna Drive

Aurora, Ontario, Canada

L4G 7A9

To The Special Committee and The Board of Directors:

Blair Franklin Capital Partners Inc. (“Blair Franklin”) understands that the Board of Directors (the “MID Board”) of MI Developments Inc. (“MID” or the “Company”) received a reorganization proposal on December 22, 2010 (the “Arrangement Proposal”) providing for the elimination of MID’s dual class share structure.  The Arrangement Proposal was made by holders of MID’s Class A Subordinate Voting Shares (the “Class A Shares”) representing in excess of 50% of the outstanding Class A Shares (the “Initiating Shareholders”) and is supported by MID’s controlling shareholder (the “Stronach Shareholder”), which holds 57% of the votes attaching to MID’s outstanding shares. The Arrangement Proposal is to be implemented by certain definitive transaction documents, including an arrangement agreement, plan of arrangement, transfer agreement, agreement with the Initiating Shareholders and releases (collectively, the “Transaction Documents”).  The transactions contemplated by the Transaction Documents are referred to collectively as the “Transaction”.  Each of the Initiating Shareholders and the Stronach Shareholder has agreed to vote in favour of the Transaction.  In addition, shareholders representing in excess of 50% of MID’s Class B Shares (the “Class B Shares”, and collectively with the Class A Shares, the “Shares”) held by shareholders other than the Stronach Shareholder have agreed to vote in favour of the Transaction.

The Transaction contemplates the cancellation of 363,414 Class B Shares held by the Stronach Shareholder upon the transfer to the Stronach Shareholder of MID’s horseracing, gaming, and certain real estate development and other assets (and associated liabilities) (the “Assets”).  The Assets are to have $20 million of working capital as of January 1, 2011 and until the closing of the Arrangement Proposal, the Assets are to be operated separately from the real estate business of MID, except that MID will contribute to the Assets cash in the amount of $2.5 million in respect of January 2011 and $3.8 million per month in respect of the period from February 1, 2011 to the closing of the Transaction (collectively, the “Asset Funding”).  In addition, the Stronach Shareholder will be granted a right of first refusal (“ROFR”) (behind Magna International Inc. (“Magna”)) on the Magna corporate properties in Aurora, Ontario and Oberwaltersdorf, Austria and an exclusive ROFR on the 455 Magna Drive property in Aurora,

Blair Franklin Capital Partners Inc.

Commerce Court West, Suite 1905, 199 Bay Street, P.O. Box 147, Toronto, Ontario M5L 1E2

T. 416.368.1211  F. 416.368.3752  www.blairfranklin.com

Blair Franklin Capital Partners Inc.

Ontario (together with the Assets, the Asset Funding and certain other terms of the Transaction which may involve the transfer of value to the Stronach Shareholder, the “Consideration”).  Furthermore, each of the other 183,999 Class B Shares outstanding would be purchased for cancellation by MID in consideration for 1.2 Class A Shares and, since MID would have one class of shares outstanding, the Class A Shares would be renamed Common Shares (the “Common Shares”).

Upon completion of the Transaction, MID will retain its income producing real estate property business and, subject to certain exceptions, will be restricted from engaging in, or having an interest in, directly or indirectly, any business relating to horse racing or gaming, and the MID Board upon completion of the Transaction will be comprised of directors elected by shareholders at the shareholders’ meeting called to consider the Transaction, with the nominees for election being proposed by the Initiating Shareholders.

The Transaction will be implemented by way of a plan of arrangement under the Business Corporations Act (Ontario).

We understand that the Transaction is subject to Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and that MI 61-101 requires a formal valuation of each of (i) the Class B Shares held by the holders of Class B Shares (other than the Stronach Shareholder) that are to be cancelled pursuant to the Transaction (the “Share Valuation”), and (ii) the Consideration (the “Consideration Valuation”).  We have also been asked to prepare a formal valuation of the Common Shares (after giving effect to the Transaction) to be issued to the holders of Class B Shares (other than the Stronach Shareholder) (the “Common Share Valuation”).  Given the definition of fair market value discussed below and the requirement of MI 61-101 that in determining the fair market value of affected securities, a formal valuation must not include a downward adjustment to reflect the liquidity of the securities or the fact that the securities do not form part of a controlling interest, we have prepared the Share Valuation on the assumption that MID has one class of shares with the Class B Shares being equal in all respects to the Class A Shares and we present the fair market value of the Shares on such basis.

We understand that a Special Committee (the “Committee”) of the MID Board has been formed to, among other things, supervise the preparation of the Share Valuation, the Consideration Valuation, and the Common Share Valuation (collectively the “Valuations”).  The Committee selected and retained Blair Franklin to prepare the Valuations in accordance with MI 61-101 and to provide certain financial advice with respect to the Arrangement Proposal.

The Valuations have been prepared in accordance with the Disclosure Standards of the Investment Industry Regulatory Organization of Canada (the “Association”) but the Association has not been involved in the preparation of the Valuations.

All dollar amounts herein are expressed in United States dollars, unless stated otherwise.

Blair Franklin Capital Partners Inc.

Engagement of Blair Franklin

The Committee initially contacted Blair Franklin regarding the potential assignment on or about December 22, 2010. Blair Franklin was formally engaged by the Committee pursuant to an agreement between the Company and Blair Franklin (the “Engagement Letter”) dated December 30, 2010.  The Engagement Letter was amended by way of letter agreement (the “Amending Letter”) dated January 24, 2011.  All further references to Engagement Letter shall incorporate the Amending Letter.

The Engagement Letter provides for the payment of fees to Blair Franklin of: (a) $250,000 upon execution of the Engagement Letter; (b) $625,000 upon delivery to the Special Committee of its preliminary views on valuation; (c) $175,000 upon delivery of the Consideration Valuation; (d) $175,000 upon delivery of the Share Valuation; (e) $175,000 upon delivery of the Common Share Valuation; (f) $175,000 upon delivery of a final report regarding Blair Franklin’s financial advice in respect of the Arrangement; (g) $75,000 upon delivery of a preliminary report with respect to our analysis of MID’s income-producing properties on a country-by-country basis; and (h) $175,000 upon delivery of a final report with respect to our analysis of MID’s income-producing properties on a country-by-country basis to be relied upon for Canadian tax filing purposes.  If the engagement of Blair Franklin extends beyond February 12, 2011, Blair Franklin is entitled to a work fee of $150,000 for each month (or part thereof) that it is working on behalf of the Special Committee.  In the event that additional services not contemplated in the Engagement Letter are required, the Special Committee and Blair Franklin have agreed to negotiate an amendment to the Engagement Letter in good faith, with a fee structure commensurate with the scope of services and consistent with investment banking practices.  In addition, Blair Franklin is to be reimbursed for its reasonable out-of-pocket expenses and has been indemnified by the Company in respect of certain matters relating to its engagement. The compensation of Blair Franklin under the Engagement Letter does not depend in whole or in part on the conclusions reached in the Valuations or the successful outcome of the Transaction.  Blair Franklin consents to the inclusion of this letter in its entirety and summaries thereof (provided such summaries are in a form acceptable to Blair Franklin) in the management information circular (the “Circular”) to be sent to shareholders in connection with the shareholders meeting called to consider the Transaction.

Relationship with Interested Parties

Neither Blair Franklin nor any of its affiliated entities (as such term is defined for the purposes of the MI 61-101) (i) is an associated or affiliated entity or issuer insider (as such terms are defined for the purposes of MI 61-101) of the Company, the Stronach Shareholder or any entity controlled by the Stronach Shareholder, or any of their respective associates or affiliates, (ii) is an advisor to MID, the Stronach Shareholder or any entity controlled by the Stronach Shareholder, or any of their respective associates or affiliates (other than to the Committee and only for purposes outlined in the Engagement Letter), (iii) is a manager, co-manager or a member of a soliciting dealer group formed in respect of the Transaction or (iv) has a material financial interest in the completion of the Transaction.

Blair Franklin was previously engaged (i) by a committee of independent directors of MID (the “Going Private Process Committee”) to provide certain financial advisory services and a formal

Blair Franklin Capital Partners Inc.

valuation of the Shares (the “Going Private Engagement”) in connection with the intention to make a take-over bid for the Shares announced by ST Acquisition Corp. (“STAC”) on October 1, 2010 (“STAC Announcement”); and (ii) by a committee of independent directors of MID (the “MEC Process Committee”) to provide certain financial advisory services in regards to a restructuring process (the “MEC Restructuring”) involving Magna Entertainment Corporation (“MEC”) (the “MEC Engagement”).  Under the Going Private Engagement, Blair Franklin provided the Going Private Process Committee with its preliminary indication of value of the Shares and under the MEC Engagement, Blair Franklin provided a fairness opinion to the MEC Process Committee in respect of a stalking horse bid submitted by MID for certain assets of MEC in connection with the MEC Restructuring, and provided ongoing financial advisory services to the MEC Process Committee in relation to the MEC Restructuring.  Other than the foregoing, Blair Franklin has not been engaged to provide any financial advisory services to, nor has it participated in any financing involving, MID, the Stronach Shareholder, or any of their respective associates or affiliates, within the past two years, other than the services provided under the Engagement Letter. There are no understandings, agreements or commitments between Blair Franklin and MID, the Stronach Shareholder, or any of their respective associates or affiliates with respect to any future business dealings.

Blair Franklin is of the view that it is “independent” of all “interested parties” to the Transaction (as such terms are defined for the purposes of MI 61-101).

Blair Franklin may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for MID, the Stronach Shareholder, or any of their respective associates or affiliates.  A subsidiary of Blair Franklin acts as an asset manager and in particular manages the Blair Franklin Global Credit Fund and Blair Franklin Global Rates Fund and, as such, may have had, and may in the future have, positions in the securities of MID or its associates or affiliates.

Credentials of Blair Franklin

Blair Franklin is an independent investment bank providing a full range of mergers and acquisitions, divestiture, valuation and financial restructuring services. The Valuations expressed herein represent the opinion of Blair Franklin and the form and content herein has been approved for release by a committee of its principals, each of whom is experienced in mergers, acquisitions, divestitures and valuation matters.

Scope of Review

In connection with the Valuations, Blair Franklin reviewed, considered, and relied upon (without attempting to verify independently the completeness or accuracy thereof) or carried out, among other things, the following:

1.	Discussions with various members of MID management and the Committee as relevant for purposes of our analysis;

2.	Discussions with certain representatives of Magna regarding real estate plans and business outlook;

Blair Franklin Capital Partners Inc.

3.	Discussion with representatives of the Stronach Shareholder;

4.	Certain letters addressed to the MID Board from MID shareholders in response to the STAC Announcement;

5.	Conference calls and meetings with various holders of Class A Shares, at the request of such shareholders, wherein such shareholders provided their views on the value of the Shares;

6.	Discussions with various track or operating-level management, third party appraisers and brokers as relevant for purposes of our analysis;

7.	Guided tours of MID’s key racing and gaming facilities;

8.	Guided tours of a representative sample of certain key income producing properties of MID in Europe, the United States, and Canada:

9.	Drafts of the Transaction Documents dated January 29, 2011;

10.	Publicly-available and non-public information related to MID, Magna and their competitors, including:

	a.	Public filings of MID and Magna including annual reports, quarterly reports, annual information forms and other relevant material documents;
	b.	Review of MID’s Real Estate Business assets including key lease terms;
	c.	Lease summaries prepared by Heenan Blaikie LLP for the Going Private Process Committee of the leases for the major income producing properties of MID;
	d.	Summaries of individual income producing properties and vacant land of MID;
	e.	Preliminary drafts of appraisals, completed during January 2011, on key properties under development in North America;
	f.	Discussions with appraisers and local real estate brokers;
	g.	Appraisals of income producing properties and development properties in Austria completed in 2008;
	h.	Marketing brochures for vacant facilities and land of MID;
	i.	Peter Ott & Associates prepared intangible valuations for AmTote International, Inc. and XpressBet, Inc. as of August 10, 2010;
	j.	Information regarding Magna’s plant rationalization strategy;
	k.	Detailed consolidated profit and loss statements of MID for the years 2005 through 2009, and the nine-month period ended September 30, 2010;
	l.	Certain preliminary financial information for MID related to the twelve-month period ended December 31, 2010;
	m.	Certain notes and summaries relating to the Company’s tax position;
	n.	Capital cost amounts and tax costs of income producing and non-income producing properties by country as of December 31, 2009;
	o.	Inter-company loans information;
	p.	Review of Racing and Gaming Business assets including all appraisals on the properties in the past three years;
	q.	MID’s shareholder ownership and options summary;
	r.	Organizational structure of MID;
	s.	Prospectus supplement dated December 16, 2004 describing the 6.05% 2016 Senior Unsecured Debentures Series 1;

Blair Franklin Capital Partners Inc.

t.	Dominion Bond Rating Service (“DBRS”) report dated March 25, 2010 in regards to the credit rating of Magna; and
u.	Certain other industry and financial market information that Blair Franklin considered relevant in the circumstances;

11.	Discussions with counsel to the Committee and counsel to MID regarding the Transaction, including the implications of a change of control of MID;

12.

Presentation by Maryann Keller & Associates LLC (“MK&A”), automotive consultant to the Going Private Process Committee, on November 9, 2010 regarding the outlook for the automotive industry in North America and Western Europe and a question and answer session with MK&A related to their report; and

13.	Such other information, documentation, analyses and discussions that Blair Franklin considered relevant in the circumstances;

Blair Franklin has not, to the best of its knowledge, been denied access by MID or any of its respective associates or affiliates to any information requested by Blair Franklin.

Prior Valuations

The Company has represented to Blair Franklin that there have not been any prior valuations (as defined in MI 61-101) in the preceding 24-month period, other than: (i) real property appraisals prepared by CB Richard Ellis for Pimlico Racecourse (part of The Maryland Jockey Club) as of  July 21, 2010, Santa Anita Park as of July 26, 2010 and Golden Gate Fields as of July 9, 2010, real property appraisals prepared by Cushman & Wakefield for Laurel Park (part of The Maryland Jockey Club) as of July 19, 2010, Gulfstream Park as of August 12, 2010, Palm Meadows as of July 14, 2010 and Bowie Race Track (part of the Maryland Jockey Club) as of December 23, 2009, and intangible valuations prepared by Peter Ott & Associates for AmTote International, Inc. and XpressBet, Inc. as of August 10, 2010; (ii) real property appraisals prepared by CB Richard Ellis for Laurel Park Station as of January 21, 2011, Palm Meadows Estates as of January 26, 2011, Romulus Land as of January 13, 2011, Salem Township Land as of January 14, 2011 and San Luis Rey Downs as of January 14, 2011 (collectively, the “US Development Property Appraisals”), and (iii) real appraisal prepared by Colliers International Realty Advisors Inc. for the Aurora North Lands as of January 19, 2011.

Assumptions and Limitations

With the Committee’s approval and as provided for in the Engagement Letter, Blair Franklin has relied upon, without independent verification, all financial and other information that was obtained by Blair Franklin from public sources or that was provided to Blair Franklin by MID, the Committee or any of their respective associates, affiliates, advisors or otherwise.

Blair Franklin has assumed that this information is complete and accurate and does not omit any material fact or any fact necessary to be stated to make this information not misleading. The Valuations are conditional upon such completeness and accuracy.  In accordance with the terms of Blair Franklin’s engagement, but subject to the exercise of its professional judgment, Blair

Blair Franklin Capital Partners Inc.

Franklin has not conducted any independent investigation to verify the completeness or accuracy of this information. With respect to the financial forecasts, projections, estimates or other forward-looking information provided to Blair Franklin and used in its analysis, Blair Franklin has assumed, subject to the exercise of its professional judgment, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of MID as to the matters covered thereby.

Senior officers of MID have separately represented to Blair Franklin, in certificates provided to Blair Franklin (the “Officer’s Certificates”), amongst other things that (except for forecasts, projections or estimates) the information, data and other material (financial or otherwise) (the ‘‘Information’’) provided, orally or in writing, to Blair Franklin by or on behalf of MID was (i) at the date the Information was provided to Blair Franklin, and is, at the date hereof complete, true and correct in all material respects; and (ii) did not and does not contain any untrue statement of a material fact in respect of the Company or the Arrangement Proposal and did not and does not omit to state a material fact in respect of the Company or the Arrangement Proposal necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided.

The Valuations are based upon the securities markets, economic, general business and financial conditions prevailing today and the conditions and prospects, financial and otherwise, of MID, as they were reflected in the Information reviewed by Blair Franklin. In its analysis and in preparing the Valuations, Blair Franklin has made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Blair Franklin, MID, the Stronach Shareholder or any of their respective associates or affiliates.

Blair Franklin has assumed that, in all respects material to its analysis, the Transaction Documents will be substantially in the form of the January 29, 2011 drafts of each document provided to us, the representations and warranties of the parties contained therein are true, accurate and complete in all material respects, such parties will each perform all of their respective covenants and agreements to be performed by them under the Transaction Documents, and all of the conditions to the obligations of the parties as specified in the Transaction Documents will be satisfied without any waiver thereof. Blair Franklin also assumed that all material approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary approvals and consents, no limitations, restrictions or conditions will be imposed that will have a material adverse effect on MID or the Transaction.

Blair Franklin is not a legal, tax or accounting expert and expresses no opinion concerning legal, tax or accounting matters concerning the Transaction. We are expressing no opinion herein as to the prices at which the Common Shares will trade following completion of the Transaction.

The Valuations have been provided for the use of the Committee and the Board of Directors and for inclusion in the Circular (together with summaries thereof in form acceptable to Blair Franklin) and may not be used by any other person or relied upon by any other person, other than the MID Board which may rely upon the Valuations in connection with its consideration of the Transaction, without the express written consent of Blair Franklin. The Valuations are given as

Blair Franklin Capital Partners Inc.

of the date hereof and Blair Franklin disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Valuations which may come or be brought to Blair Franklin’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter after the date hereof, Blair Franklin reserves the right to change, modify or withdraw the Valuations.

Blair Franklin believes that its analyses must be considered as a whole and that selecting portions of its analyses and specific factors, without considering all factors and analyses together, could create a misleading view of the considerations underlying the Valuations.

The Valuations represent en-bloc measures of the subject assets.  None of the Valuations is intended to be estimates of the per-share values at which the Shares or the Common Shares will trade in the public markets.

The Valuations should not be considered as a recommendation to any holders of the Shares as to whether to vote for or against the Transaction.

Company Overview

MID operates and reports in two segments, the “Real Estate Business” and the “Racing and Gaming Business”.

Real Estate Business

The Real Estate Business is engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna and its automotive operating units. Members of the Magna group of companies are MID’s primary tenants and provide approximately 97% of the annual real estate revenue generated by MID’s income producing properties. In addition, MID owns land for industrial development and owns and acquires land that it intends to develop for mixed-use and residential projects. The Real Estate Business is the successor to Magna’s real estate division, which prior to its spin-off from Magna to the shareholders of Magna on August 29, 2003 was organized as an autonomous business unit within Magna.

Racing and Gaming Business

The Racing and Gaming Business owns and operates four thoroughbred racetracks located in the U.S., as well as the simulcast wagering venues at these tracks, which consist of: Santa Anita Park, Golden Gate Fields, Gulfstream Park (which includes a casino with alternative gaming machines) and Portland Meadows. In addition, the Racing and Gaming Business operates XpressBet, Inc.(“XpressBet”), a U.S. based national account wagering business, AmTote International Inc. (“AmTote”), a provider of totalisator services to the pari-mutuel industry and a thoroughbred training centre in Palm Meadows, Florida. The Racing and Gaming Business also includes a 50% joint venture interest in The Village at Gulfstream Park, an outdoor shopping and entertainment centre located adjacent to Gulfstream Park, a 50% joint venture interest in HRTV, LLC, which owns Horse Racing TV, a television network focused on horse racing and effective July 1, 2010, a 51% joint venture interest in Maryland RE & R LLC, which is engaged in real estate and racing operations and owns two thoroughbred racetracks, Pimlico Race Course and

BLAIR FRANKLIN CAPITAL PARTNERS INC.

Laurel Park, as well as a thoroughbred training centre and a 49% joint venture interest in Laurel Gaming LLC, which was established to pursue gaming opportunities at the Maryland properties.

The Racing and Gaming Business is the successor to certain of the racing and gaming operations of MEC, whose operations were transferred to MID on April 30, 2010 pursuant to MEC’s Plan of Reorganization under Chapter 11 of Title 11 of the United States Code.

MID Summary Financial Information

Summary Historical Income Statement	2008	2009	Nine Mos. Ended Sep. 30 2009	2010
(In millions)				
Revenue				
Rental Revenue	$179	$171	$126	$129
Interest and Other Income from MEC	-	$43	$30	$2
Racing, Gaming and Other Revenue	$592	$153	$153	$118
Total Revenue	**$771**	**$367**	**$309**	**$249**
Operating Costs, Expenses and Income				
Purses, Awards and Other	$281	$82	$82	$64
Operating Costs	$269	$55	$55	$55
General and Administrative	$86	$53	$33	$50
Depreciation and Amortization	$89	$48	$37	$36
Interest Expense, Net	$43	$19	$15	$12
Other Operating Expenses	$128	$104	$9	($4)
Operating Income (Loss)	**($125)**	**$6**	**$78**	**$36**
Other Income (Expenses)	$5	($54)	($46)	$19
Income before Income Taxes	**($120)**	**($48)**	**$32**	**$55**
Income Tax Expense	($19)	$2	$9	$20
Income from Continuing Operations	**($101)**	**($50)**	**$23**	**$35**
Income from Discontinued Operations	($37)	$1	$1	-
Net Income	**($138)**	**($49)**	**$24**	**$35**
Net Loss Attributable to Noncontrolling Interest	$126	$7	$7	-
Net Income Attributable to MID	**($12)**	**($42)**	**$31**	**$35**

Summary Historical Balance Sheet	2008	2009	As At Sep. 30 2009	2010
(In millions)				
Assets				
Cash	$145	$135	$128	$112
Other Current Assets	$193	$5	$437	$81
Real Estate Properties, Net	$2,024	$1,390	$1,394	$1,699
Other Non-Current Assets	$182	$388	$22	$142
Total Assets	**$2,544**	**$1,918**	**$1,981**	**$2,034**
Liabilities and Shareholders' Equity				
Bank Debt	$39	-	-	$32
Long-Term Debt	$100	$2	$2	$2
Note Obligation	$224	-	-	-
Senior Unsecured Debentures, Net	$217	$251	$242	$255
Other Liabilities	$318	$75	$76	$160
Noncontrolling interest	$24	-	-	-
Shareholders' Equity	$1,622	$1,590	$1,661	$1,585
Total Liabilities and Shareholders' Equity	**$2,544**	**$1,918**	**$1,981**	**$2,034**

Source: MID financial statements

BLAIR FRANKLIN CAPITAL PARTNERS INC.

Trading Prices and Volume of MID Shares

The Class A Shares and Class B Shares trade on the Toronto Stock Exchange (the “TSX”) under the ticker symbol “MIM.A” and “MIM.B”, respectively. The Class A Shares also trade on the New York Stock Exchange (the “NYSE”) under the ticker symbol “MIM”.

The following table sets forth, for the periods indicated, the low and high closing prices and volumes of the Class A Shares traded on the NYSE and the TSX and the Class B Shares traded on the TSX.

Trading Summary – Closing Price and Volumes Traded

Source: Bloomberg

The closing price of the Class A Shares on the NYSE and the TSX and the Class B Shares on the TSX on October 1, 2010, the last trading day prior to the STAC Announcement, was $10.67, C$10.90 and C$13.25, respectively.

The closing price of the Class A Shares on the NYSE and the TSX and the Class B Shares on the TSX on December 21, 2010, the last trading day prior to the announcement of the Arrangement Proposal, was $19.06, C$19.32 and C$18.24, respectively.

Definition of Fair Market Value

For purposes of the Valuations, fair market value means the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, where each is acting at arm’s length with the other and under no compulsion to act.  Blair Franklin has not made an adjustment to the value of the Shares, the Consideration or the Common Shares to reflect (i) the liquidity of the Shares, the Consideration, or the Common Shares, (ii) the effect of the Transaction on the Shares or the Consideration (with the Common Shares being valued on a post Transaction basis), or (iii) whether or not any of the Shares, the Consideration or the Common Shares form part of a controlling interest.

BLAIR FRANKLIN CAPITAL PARTNERS INC.

SHARE VALUATION

Share Valuation – Approach

The Share Valuation is based upon a sum-of-the-parts analysis and using the methodologies and assumptions Blair Franklin considered appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market values of the Shares.  The fair market value of the Shares is analyzed on a going-concern basis and is expressed on a per share basis. To determine our range of values for the Shares, Blair Franklin assessed the Real Estate Business and Racing and Gaming Business assets and deducted the net liabilities of MID.  Given the definition of fair market value discussed above and the requirement of MI 61-101 that in determining the fair market value of affected securities, a formal valuation must not include a downward adjustment to reflect the liquidity of the securities or the fact that the securities do not form part of a controlling interest, we have prepared the Share Valuation on the assumption that MID has one class of shares with the Class B Shares being equal in all respects to the Class A Shares and we present the fair market value of the Shares on such basis.  The Share Valuation is prepared as at January 31, 2011.

Considerations – Real Estate Business

MID’s Real Estate Business consists of a portfolio of income producing industrial real estate properties (the “Income Producing Properties”) and various interests in vacant land and properties held for development (“Development Properties”).

Blair Franklin considered various risks and opportunities associated with the Income Producing Properties. Blair Franklin assessed the relative merits of a variety of factors, a non-exhaustive summary of which is described below, in arriving at our assessment of the risks faced by MID.  Blair Franklin considered the impact of the relevant factors, both individually and collectively, on a property-by-property basis in preparing the Share Valuation.

Concentration Risk: MID is exposed to single-tenant and single-industry concentration risk as 97% of its leases are with subsidiaries of Magna.  Magna subsidiaries are the tenants at MID’s ten largest facilities based on annual lease payments (“ALP”) and these facilities collectively represent approximately 50% of MID’s ALP as at December 31, 2010.  Furthermore, the two largest facilities based on ALP, both located in Austria, accounted for approximately 18% of MID’s total ALP as at December 31, 2010.  All of Magna’s subsidiaries are exposed to the general health of the automobile industry.  The leases do not have an explicit guarantee from Magna, but in many cases the leases do have a guarantee from a significant operating subsidiary of Magna.  Although Magna is well capitalized, has had a corporate history of not allowing subsidiaries to default and has a strategic rationale for supporting subsidiaries through short-term financial difficulties, there can be no assurance that Magna will continue to operate in its current form or maintain its historic practices.

Triple-Net Leases: The terms of the leases with tenants are on a “triple-net” basis, under which tenants are contractually obligated to pay directly or reimburse MID for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures. Rent

BLAIR FRANKLIN CAPITAL PARTNERS INC.

escalations are based on either fixed-rate step-ups or inflation, and renewal options are tied to market rental rates or inflation.

Significant Concentration of Lease Expiries in 2017: Approximately 52% of the Company’s leases, weighted in terms of ALP as at December 31, 2010, expire during the year 2017.  These include some relatively large properties for which demand by a single tenant other than Magna may be limited.  Blair Franklin considered such concentration risk in the context of whether it may provide Magna with a relatively strong negotiating position.

Rents Not Necessarily Reflective of Current Market: Blair Franklin observed that the lease rates associated with certain facilities appeared to be inconsistent with current market lease rates for industrial properties in those regions.  Blair Franklin considered that lease rates for certain properties may differ from market lease rates for a variety of reasons, including (i) that certain leases were entered into at a time when supply and demand characteristics for industrial properties were different than on the date hereof; (ii) the highly-specialized nature of certain facilities which may have been designed to accommodate the unique needs of the tenant; and (iii) there being significant excess land under lease at certain facilities.

Weighted Average Lease Expiry: The ALP-weighted average term of the leases is approximately 6.5 years which we observed to be longer than the industry average.

Right of First Offer and Right of First Refusal for Tenant in Certain Leases:  The tenant has a right of first refusal or right of first offer on the sale of the property in certain leases.

Limited Environmental Liabilities Borne by MID: The leases, for the most part, specifically include an environmental indemnity from the tenant. For older leases which do not contain an environmental indemnity, MID relies on local laws which MID management has indicated provide adequate protection for the Company in the circumstances. MID management has also indicated that Magna has historically been responsive to working with MID on any environmental issues.  Management confirmed that they were not aware of any material environmental liabilities or potential environmental liabilities.

Book Value Not Representative of Current Value: In analyzing MID’s Development Properties, Blair Franklin identified that the carrying book value for properties was not necessarily reflective of fair market value.

For the purpose of the Valuations, Blair Franklin employed various methodologies to determine an assessment of MID’s Income Producing Properties and Development Properties separately.

Approach – Income Producing Properties

In analysing MID’s Income Producing Properties, Blair Franklin relied primarily on a discounted free cash flow approach on a property by property basis (the “DCF Approach”).  Blair Franklin also considered the range of values implied by applying capitalization rates on a property by property basis (the “Cap Rate Approach”), comparable public company trading metrics (the “Comparables Approach”), and metrics implied by previous comparable transactions (the “Precedents Approach”).

BLAIR FRANKLIN CAPITAL PARTNERS INC.

DCF Approach

The DCF Approach involved discounting to present the unlevered free cash flows (the “UFCFs”) attributable to each of the Income Producing Properties.  The DCF Approach was built on a property by property analysis.  For Income Producing Properties, the UFCFs consisted of two distinct components:

a)   The remaining contractual lease payments owed by the tenant to MID, on an after-tax basis; and

b)   The estimate of the value of the property at the end of the contractual term of the lease (the “Terminal Value”).

Contractual Lease Payments

Blair Franklin discounted to present the contractual payments remaining under the existing lease for each property on an after-tax basis.  Given the fact that the leases are on a triple-net basis, no operating costs are attributable to the properties.  As a result, for purposes of assessing the contractual lease payments under the DCF Approach, the UFCFs consisted of only the after-tax contractual lease payments.  Income tax expenses were deducted from contractual lease payments based on the statutory rate in the applicable jurisdiction, with an adjustment factor to reflect MID’s tax efficient structure, which reduces the effective tax rate through inter-company loans.

Each lease for the Income Producing Properties has its own distinct provisions for the timing and magnitude of any lease rate escalation.  Lease rate escalations are typically linked to the consumer price index (the “CPI”).  Blair Franklin has incorporated such provisions in its analysis under the DCF Approach.  For purposes of the analysis, Blair Franklin has assumed annual CPI escalation of 2% per annum.

Blair Franklin considered the risk associated with the contractual lease payments to be relatively modest given the strong credit quality of Magna, the parent of the majority of its tenants.  Blair Franklin estimated that an appropriate rate to discount to present the contractual lease payments for properties where a Magna entity is the tenant would be closely related to the rate of return which would be required by an investor to hold a Magna bond.  In estimating Magna’s cost of debt, we noted that Magna’s senior debt rating was confirmed at BBB (high) by DBRS (Stable Outlook) on March 25, 2010.  Magna’s senior debt credit rating was confirmed to be BBB by Standard & Poor’s (Stable Outlook) on January 12, 2009.

For purposes of estimating the discount rate, Blair Franklin used a four-year term as its benchmark to reflect the weighted average term of the contractual lease payments.

Blair Franklin noted that the U.S. BBB rated four-year corporate index had an implied 228 bps spread to the four-year benchmark treasury bond as of the date hereof.  Blair Franklin observed that utility companies formed a portion of this corporate index and tended to lower the spread implied by the index.  Blair Franklin also reviewed implied yields on other publicly-traded debt for companies subject to similar industry risk as Magna.  Blair Franklin observed that BBB rated automotive related companies typically traded at wider spreads than the spread implied by the BBB corporate index.

BLAIR FRANKLIN CAPITAL PARTNERS INC.

The market value of MID’s unsecured debentures is also indicative of the credit risk associated with the contractual lease payments.  Blair Franklin observed that the market value of MID’s unsecured debentures implied a yield of approximately 4.7% as of the date immediately prior to STAC Announcement.

Based on the foregoing, Blair Franklin estimated that the required spread to the benchmark treasury bond for a Magna bond would be in the range of 250 basis points to 300 basis points.  In consideration of the fact that the leases do not have an explicit guarantee from Magna, but that in many cases the leases do have a guarantee from a significant operating subsidiary of Magna, as well as other factors, Blair Franklin applied an additional spread in the range of 100 basis points to 150 basis points.

Implied Required Return for Contractual ALP

Contractual lease payments attributable to third party tenants accounted for approximately 3% of MID’s total ALP as at December 31, 2010.  Blair Franklin employed discount rates for such contractual lease payments which were deemed to be commensurate with the credit risk associated with such third-party tenants.

Terminal Value

Blair Franklin assessed each property at the end of its current contractual lease term by applying a range of terminal capitalization rates to a range of the expected normalized terminal ALP for each property.  Terminal capitalization rates were selected based on current market information for industrial properties in each region and long term historic information for the region.  In estimating the range of normalized terminal ALP for each property, Blair Franklin made adjustments to the ending contractual ALP to reflect its assessment of the lease renewal risk of the tenant, expected prevailing market lease rates for the region at the end of the term of the lease, and the risk that there may be diminished demand for industrial real estate in certain areas at such time.

Terminal values were discounted to present at a discount rate of 12% to 14%, which reflects Blair Franklin’s estimate of the return requirements for a real estate investor in a project with

BLAIR FRANKLIN CAPITAL PARTNERS INC.

these risk characteristics.  The discount rate applicable to the terminal value of each property reflects Blair Franklin’s assessment that the risk level associated with each property at the end of the lease term is lower than that of new construction, given the probability of renewal on the part of the current tenants.

DCF Approach Sensitivity Analysis

Blair Franklin considered the sensitivity of the DCF approach to various underlying assumptions.  The following table outlines the sensitivity of the DCF approach to changes in Blair Franklin’s assumption related to discount rate for the contractual payments, discount rate for the terminal value and capitalization rate applied to the adjusted terminal ALPs for each property.

DCF Approach Sensitivity Analysis

DCF Approach Summary

Approximately 45% of the assessment of the Income Producing Properties implied by the DCF Approach is attributable to the contractual lease payments under the existing leases, with the terminal value representing the remaining 55%.  The assessment of the Income Producing Properties implied by the DCF Approach was in the range of $1,735 million to $2,048 million.

Capitalization Rates Approach

The Capitalization Rates Approach involved applying a range of capitalization rates to ALP, the product of which results in an implied range of values for the portfolio of properties.  Blair Franklin considered certain larger, key properties independently in selecting appropriate capitalization rates, and considered the remaining properties on a portfolio basis by geographic region.

For purposes of the analysis, Blair Franklin applied a range of capitalization rates, selected from a variety of industry sources, to the ALP of each property as at December 31, 2010.  The range of capitalization rates was selected based on the unique characteristics of each property.  Blair Franklin made adjustments to market capitalization rates to properly reflect property level risks for certain of the key properties.

The weighted average capitalization rates selected by Blair Franklin for purposes of the Capitalization Rates Approach ranged from 8.1% to 9.1%.  The assessment of the Income Producing Properties implied by the Capitalization Rates Approach was in the range of $1,987 million to $2,247 million.

BLAIR FRANKLIN CAPITAL PARTNERS INC.

Comparable Companies Approach

Blair Franklin analyzed the last-twelve-month (“LTM”) funds from operations (“FFO”) multiples and LTM implied capitalization rates of a variety of comparable real estate companies in Canada, the U.S. and Europe.

Comparable Companies Reviewed

Canadian Companies	US Companies	European Companies

Artis REIT Canadian REIT Cominar REIT Dundee REIT H&R REIT Pure Industrial REIT Whiterock REIT	AMB Property Corporation DCT Industrial Trust Inc. DuPont Fabros Technology EastGroup Properties Inc. First Industrial Realty Trust First Potomac Realty Trust Monmouth R.E. Inv. Corp. ProLogis	Sergo plc Warehouses de Pauw Montea C.V.A. A&J Mucklow Group plc

For purposes of the Comparable Companies Approach, Blair Franklin estimated normalized FFO and net operating income (“NOI”) for the Company based on the Company’s reported financial results for the twelve-month period ended September 30, 2010.  Blair Franklin made certain adjustments to reported FFO and NOI in arriving at normalized FFO and NOI, including adjusting for changes in exchange rates and general administrative expenses to reflect Blair Franklin’s estimate of a normalized level of such expenses – See Capitalized General and Administrative Expenses.

Blair Franklin applied a range of FFO multiples and capitalization rates, based on the multiples at which comparable companies were trading, to MID’s pro forma FFO and NOI, respectively, adjusting for certain characteristics of MID’s facilities that differ from its comparable companies including: (i) single-tenant and single-industry concentration; (ii) strong balance sheet and strong operational track record of Magna; (iii) the relatively long-term nature of the leases; (iv) the triple-net nature of the leases; and (v) geographical diversification, which include certain regions that have been negatively impacted by prevailing economic conditions.  To the extent possible, undeveloped land was excluded when looking at the multiples of comparable companies.  Based on a review of the comparable companies identified and adjustments for certain of the characteristics of MID’s facilities, Blair Franklin selected a range of FFO multiples of 13.5x to 15.5x and a range of capitalization rates of 7.5% to 8.5%.

The analysis based on comparable companies trading metrics was challenging for a number of reasons, including: (i) lack of truly comparable companies; (ii) different risk characteristics of comparable companies’ portfolios; (iii) difficulty in assessing the impact of land under development and other non-cash flow generating assets; and (iv) differing geographical and industry exposure.

The assessment of the Income Producing Properties implied by the Comparable Companies Approach was in the range of $1,967 million to $2,208 million.

BLAIR FRANKLIN CAPITAL PARTNERS INC.

Precedent Transactions Approach

Blair Franklin analyzed the implied capitalization rates and purchase price / leaseable area of a variety of North American and European comparable industrial real estate portfolio and company transactions.  To the extent possible, undeveloped land was excluded from the total purchase price to determine implied capitalization rates and price / leaseable area of income producing properties. In its selection of appropriate metrics, Blair Franklin placed greater emphasis on transactions which took place within the past twelve months.  The table below provides an overview of the transactions that Blair Franklin reviewed.

Precedent Transactions Reviewed

Canadian Transactions

Date	Acquirer	Target
Pending	Cominar	Portfolio of properties in Quebec and New Brunswick
16/12/10	Pure Industrial REIT	Portfolio of properties in Ontario and Manitoba
01/11/10	Kingset Capital/AIMCo	ING Summit Industrial Fund LP
05/07/10	Hughes Family	Public Storage Canadian Properties
30/03/10	Artis REIT	Portfolio of properties in Alberta
09/03/10	Cominar REIT	Overland Realty
29/10/09	Artis REIT	Portfolio of properties in Manitoba
02/07/08	Canadian REIT	Portfolio of properties in Alberta
24/08/07	GE Real Estate	Portfolio of properties in eastern Canada
13/07/07	Cominar REIT	Portfolio of office and industrial properties
01/06/07	Cominar REIT	Portfolio of properties in Quebec
01/05/07	Dundee REIT	Portfolio of properties in Ontario
12/10/06	ING Real Estate	Summit REIT
17/06/05	Alexis Nihon REIT	Portfolio of properties in Quebec

U.S. Transactions

Date	Acquirer	Target
22/11/10	Blackstone	Various assets from ProLogis
Pending	Artis REIT	Portfolio of US and Canadian properties
08/10/10	Undisclosed	Portfolio of properties from A&B Properties
13/08/10	AMB Property	TA Associates Realty Group’s Palmetto Dist. Centre
09/08/10	Cobalt Industrial REIT	Portfolio of properties in Florida
20/07/10	A&B Properties	Portfolio of properties in Hawaii
30/06/10	Public Storage	Portfolio of properties in California and Illinois
25/06/10	Dividend Capital Total Realty Trust	Portfolio of industrial and office properties
18/05/10	Northwest Building	Portfolio of properties in Washington
29/01/10	EastGroup Properties	Portfolio of properties in California
13/01/10	EastGroup Properties	Portfolio of properties in North Carolina
18/08/09	EastGroup Properties	Portfolio of properties in Texas

BLAIR FRANKLIN CAPITAL PARTNERS INC.

European Transactions

Date	Acquirer	Target
25/06/10	Argan	Properties from AEW Europe
Pending	Airport Property Partnership	Industrial asset from SERGO
08/10/10	EPI Special Opp. Fund	Portfolio of assets from Panattoni Europe and Standard Life
13/08/10	Helical Bar	Portfolio of assets from ING
09/08/10	SERGO	50% interest in Airport Property Partnership
20/07/10	Hansteen Holdings	Portfolio from Kilmartin Property Group
30/06/10	Hansteen Holdings	Portfolio of properties in Germany
25/06/10	Universities Superannuation Scheme	Portfolio of properties in the U.K. from SERGO
18/05/10	SEGRO	Brixton REIT
29/01/10	Harbert European Real Estate Fund	Portfolio from ProLogis European Properties Fund
13/01/10	Harbert Management	Portfolio of UK industrial and warehouse properties
18/08/09	EPI Special Opp. Fund	Portfolio of properties from Brixton

Based on a review of the precedent transactions identified and adjustments for certain of the characteristics of MID’s facilities, Blair Franklin selected a range of capitalization rates of 8.5% to 9.5% and 8.0% to 9.0% for North America and Europe, respectively and a range of price per leasable square foot of $65/sq. ft. to $75/sq. ft. and $80/sq. ft. to $90/sq. ft. for North America and Europe, respectively.

As described in the Comparable Companies Approach, the analysis based on precedent transactions metrics was challenging for a variety of reasons, including: (i) lack of transactions involving portfolios or companies that resemble the unique characteristics of MID’s income producing properties; (ii) different classes of buildings and differing states of repair of the portfolios transferred in precedent transactions; (iii) difficulty in assessing the market value of land under development and other non-cash flow generating assets within the portfolio; and (iii) differing geographical and industry exposures.

The assessment of the Income Producing Properties implied by the Precedent Transactions Approach was in the range of $1,929 million to $2,175 million.

BLAIR FRANKLIN CAPITAL PARTNERS INC.

Income Producing Properties Assessment Summary

In arriving at its selected range for the Income Producing Properties, Blair Franklin considered the range implied by each of the methodologies described herein, but relied primarily on the DCF Approach in arriving at its selected range.

Based on its analysis, Blair Franklin’s selected range for the Income Producing Properties was $1,800 million to $2,050 million.

Development Properties

Development Properties consist of vacant land parcels which are at various stages of development.  Blair Franklin retained local appraisers on behalf of the Committee to prepare appraisals of the key development properties.  Blair Franklin also had detailed discussions with MID management regarding the plans and potential for each property and had discussions with local brokers for certain properties.  For properties that were not appraised by third parties, appropriate price per acre benchmarks were selected based upon precedent private market transactions. These benchmarks were utilized to develop a range of values for MID’s properties held for development to reflect various prospects associated with each property on a property-by-property basis.

In Ontario, our assessment of the Development Properties exceeds book value of these properties as the book value relates primarily to the purchase price of the land over 10 years ago.  Since that time the demand for real estate in the Aurora market has increased as more residential and commercial development has taken place in the area.

In the United States, our assessment of the Development Properties is significantly below book value which reflects the fact that real estate markets in the applicable areas of the United States have declined since the time the properties were acquired.

Based on its analysis, Blair Franklin’s selected range for the Development Properties was $160 million to $209 million as summarized in the following table.

Assessment of Development Properties

Racing and Gaming Business

MID’s Racing and Gaming Business consists of a variety of interests in horse racing and related businesses, real estate, and gaming operations.  Certain interests are owned 100% by MID, while

BLAIR FRANKLIN CAPITAL PARTNERS INC.

others are structured as joint ventures with third parties, wherein MID holds an equity interest representing less than 100% ownership.  For purposes of the Valuation, Blair Franklin analyzed each of the assets underlying the Racing and Gaming Business independently to reflect the unique characteristics of each asset and evaluated each asset with a significant real property component based on its highest and best use.

Blair Franklin developed a range of values for the Company’s Racing and Gaming Business based on its assessment of the highest and best available use for each asset within the division.  Blair Franklin’s assessment of the highest and best available use for each asset was based on a number of considerations, including: (i) review of the most recent appraisals for the assets, where applicable, and discussions with the appraisers responsible for the preparation of such appraisals; (ii) discussions with senior management of MID; (iii) discussions with various management employees directly responsible for the operations of the assets; (iv) review of certain financial and operational information related to the assets including financial projections; (v) review of certain information related to the horse racing and gaming industries in the United States; (vi) in the case of certain assets, the preparation and analysis, based on consultations with MID management, of discounted cash flow projections and review of the trading multiples of comparable companies; (vii) site tours of key facilities and (viii) review of certain other information that Blair Franklin considered relevant in the circumstances.

Blair Franklin also considered certain expressions of interest received from third parties relating to the potential purchase of certain assets which comprise the Company’s Racing and Gaming Business, including several proposals submitted during the MEC Restructuring process and a proposal submitted by Minor Racing LLC to the MID Board on November 9, 2010 (the “Minor Proposal”).  In considering the prior expressions of interest submitted during the MEC Restructuring for assets which were sold, we noted that (i) bidders did not typically put forward their best price until the court supervised auction, (ii) indicative pricing, in cases where the auction was completed, was, in many cases, not representative of final prices, (iii) expressions of interest were in many cases non-binding and subject to due diligence, and (iv) bidders were believed to be apprehensive in their  participation in the auction until they were reasonably confident that the asset would be sold.  In reviewing the Minor Proposal we noted that the proposal was subject to due diligence and financing and adverse factors relating to the Racing and Gaming Business which may not have been known to the proponents at the time of the submission of the Minor Proposal had arisen, further increasing their requirement to conduct due diligence.

The highest and best available use for each asset was determined by Blair Franklin to be either (a) a going-concern operating business similar to its current use; or (b) a real estate development opportunity, with the property being treated as vacant land.  In the case of those assets where the highest and best available use was identified as a going-concern operating business similar to its current use, Blair Franklin determined a range of values for such assets using a combination of discounted cash flow analysis, comparable company trading multiples analysis, and precedent transactions analysis.  In the case of those assets where the highest and best available use was identified as a real estate development opportunity, Blair Franklin relied on its review and assessment of the most recent appraised values for such assets, which in most cases was December 31, 2010.  Blair Franklin made certain adjustments to the appraised values, based on

BLAIR FRANKLIN CAPITAL PARTNERS INC.

our review of the assets, discussions with MID management and discussions with appraisers, to arrive at the assessment for each assets to reflect (i) costs associated with returning the properties to a vacant state, (ii) transaction costs related to the sale of assets, and (iii) carrying costs during the time the asset is listed for sale.

A $2.5 million adjustment was made to the Racing and Gaming Business to reflect the general and administrative costs that are attributable to the Racing and Gaming Business but are not reflected in track or asset level financial statements.

Based on its analysis, Blair Franklin’s selected range for MID’s Racing and Gaming Business is $365 million to $467 million as summarized in the following table:

MID Racing and Gaming Business Assessment

Approach — Net Liabilities

Blair Franklin has based its analysis on summary balance sheet information for MID as of December 31, 2010 and considered all cash flows after this date in our analysis.

Senior Unsecured Debentures

MID has senior unsecured debentures (the “Debentures”) denominated in Canadian dollars with a face value of C$265 million outstanding as of the date hereof.  The Debentures are publicly traded and mature on December 22, 2016.  The Debentures bear interest at 6.05%, payable in equal semi-annual installments on June 22 and December 22 of each year prior to maturity.  Blair Franklin made certain adjustments to the face value of the Debentures for purposes of the Valuation.  Blair Franklin made an adjustment to reflect the market value of the Debentures as of the date hereof, and converted the market value (denominated in Canadian Dollars) to U.S.

BLAIR FRANKLIN CAPITAL PARTNERS INC.

dollars based on prevailing Canadian Dollar / U.S. Dollar exchange rates as of the date hereof.  Blair Franklin was advised by counsel to MID, and has assumed, that the Transaction should not trigger any provisions in the indenture governing the Debentures.

Bank Debt and Other Long-Term Debt

MID had bank and other long-term debt outstanding of approximately $15 million as of December 31, 2010.  Blair Franklin has treated such liabilities at face value for purposes of the Valuation.

Other Liabilities

Blair Franklin included $4 million of total other liabilities related to (i) severance required to achieve the G&A savings described below, and (ii) management estimates related to a non-normal course payable.

Contingent Liabilities

Blair Franklin considered the potential that certain contingent liabilities would emerge in the future which would need to be extinguished by the Company.  Based on discussions with MID management and a review of various corporate materials, no contingent liabilities were identified that were considered likely to impair the value of MID and therefore, Blair Franklin did not make any adjustments to reflect any contingent liabilities.

Capitalized General and Administrative Expenses

For purposes of the Share Valuation, Blair Franklin capitalized general and administrative expenses (“G&A”) to reflect the ongoing corporate level costs required to run the business assuming that the owner of this business would sell the Racing and Gaming Business and Development Properties to a third party.  Blair Franklin’s assessment of the capitalized value of such G&A was determined by applying a capitalization multiple to normalized G&A expenses of the Company.  Based on its review of the historical G&A of the Company, a review of MID management’s estimate of G&A, discussions with MID management, and review of historical G&A for certain publicly-traded real estate companies or real estate investment trusts, Blair Franklin determined that a normalized level of G&A for the Company is approximately $20 million annually.  Blair Franklin also considered the possibility that a purchaser of the Company might be able to achieve certain efficiencies upon purchase, thereby reducing the G&A applicable to MID.  Blair Franklin determined that such a purchaser would likely be able to reduce costs by approximately $5 million, primarily as a result of reduced public company costs. Furthermore, Blair Franklin assumed that such a purchaser would share the benefits of such cost reductions with the shareholders of MID on a 50-50 basis.  Therefore, Blair Franklin capitalized a normalized G&A amount of $17.5 million.  Blair Franklin applied a capitalization multiple of 9.0x to 11.0x to normalized G&A to arrive at a capitalized general and administrative expense of $158 million to $192 million for purposes of the Share Valuation.  We used the mid-point of $175 million in both the low and high cases.

BLAIR FRANKLIN CAPITAL PARTNERS INC.

Cash, Cash Equivalents and Other Assets

The Company had a cash balance of $71 million as at December 31, 2010 excluding cash held by the Racing and Gaming Business for working capital purposes.  The cash balance amount was based on prevailing exchange rates as at January 31, 2010 as it included cash denominated in U.S. dollars and certain foreign currencies.

Blair Franklin’s $3.5 million assessment of the Rhone Circle residential property in Palm Beach Gardens, Florida was based on information from a local broker in the Florida market.

The Company is carrying a receivable in the amount of approximately $40 million as at January 31, 2010 relating to (i) proceeds owed to MID upon successful completion of the sale of certain assets held by the reorganized MEC (“MEC Receivable”), and (ii) proceeds owed to MID relating to a holdback note in connection with the sale of The Meadows Race Track in Pennsylvania in 2006 (“Meadows Receivable”).  For purposes of the Valuation, Blair Franklin applied a discount ranging from 0% to 10% to reflect the uncertainty in recognizing these receivables. Other assets also include construction in progress and other non-material items.

Summary of MID Net Liabilities

BLAIR FRANKLIN CAPITAL PARTNERS INC.

Share Valuation — Summary of Analysis

Based on Blair Franklin’s selected ranges for each of the assets and liabilities, and subject to the assumptions and limitations set forth herein, the fair market value of the Shares is in the range of $42.00 to $50.00 per Share as summarized in the table below:

Share Valuation — Summary of Analysis

CONSIDERATION VALUATION

Consideration Valuation — Approach

The fair market value of the Consideration is based on a sum-of-the-parts analysis using the appropriate components of MID as assessed in the analysis for the Share Valuation and certain other adjustments to reflect the terms of the Transaction.  The Consideration Valuation is prepared as of January 31, 2011.

The Racing and Gaming Business and the Development Properties outlined above are part of the Assets that are included in the Consideration.

The terms of the Transaction provide that $20 million of adjusted working capital as of January 1, 2011 be included with the Assets.  On a preliminary basis, the Assets had $12 million of adjusted working capital as of December 31, 2010 and the difference between such amount and the $20 million required amount was included in the analysis of the Consideration.

BLAIR FRANKLIN CAPITAL PARTNERS INC.

The terms of the Transaction provide for MID to contribute cash to the Assets in the amount of $2.5 million in respect of January 2011 and $3.8 million per month in respect of the period from February 1, 2011 to the closing of the Transaction.  For purposes of the calculation of the aggregate amount of the cash to be contributed by MID to the Assets, Blair Franklin has assumed a closing date of June 30, 2011 and an amount of $21.5 million has been included in the Consideration.

The terms of the Arrangement Proposal provide that the Stronach Shareholder will receive 50% of the receivables recovered relating to the MEC Receivable and the Meadows Receivable.  Accordingly, 50% of our assessment of the MEC Receivable and the Meadows Receivable have been included in the Consideration.

Blair Franklin believes that the ROFRs provided to the Stronach Shareholder pursuant to the Transaction have a non-material amount of value associated with them given (i) there is uncertainty as to whether the subject properties will ever be proposed to be sold such that the ROFRs are triggered, (ii) in any exercise of the ROFRs, the Stronach Shareholder will be required to pay the price offered by a bona fide arm’s length third party, and acceptable to MID, for the applicable property, (iii) the two ROFRs with respect to substantial properties are subject to existing ROFRs in favour of Magna, and (iv) the third ROFR is with respect to an relatively minor property.  Accordingly, Blair Franklin has not attributed a specific amount to the ROFRs.

The Transaction Documents allow for MID to provide transitional services to the Stronach Shareholder for a commercially reasonable transition period following closing.  There are no current agreements in place regarding the terms upon which these services would be provided.  Blair Franklin has assumed these will be provided at cost and these services do not reflect a transfer of value to the Stronach Shareholder.

Land transfer taxes, estimated by MID management to be approximately $5 million, will be borne equally by MID and the Stronach Shareholder.  Based on discussion with real estate professionals, Blair Franklin believes that land transfer taxes would typically be paid by the buyer of assets.  As a result, the portion of these land transfer taxes that MID is responsible for is considered a component of the Consideration.

Certain transaction costs of approximately $10 million are being borne by MID.  Blair Franklin believes that in similar related party transactions there would be a more even sharing of such transaction costs between the parties.  As a result, 50% of such transaction costs is considered a component of the Consideration.

Consideration Valuation — Summary of Analysis

Based on Blair Franklin’s selected ranges for each of the components of the Consideration, and subject to the assumptions and limitations set forth herein, the fair market value of the Consideration is in the range of $585 million to $730 million as summarized in the table below:

BLAIR FRANKLIN CAPITAL PARTNERS INC.

Consideration Valuation — Summary of Analysis

COMMON SHARE VALUATION

Common Share Valuation — Approach

The fair market value of the Common Shares is determined based on a sum-of-the-parts analysis of the components remaining with MID following the Transaction.  The primary components include the Income Producing Properties and the net liabilities of MID following the Transaction.  The Common Share Valuation is prepared as of January 31, 2011.

For purposes of the Common Share Valuation, Blair Franklin used the assessment of the Income Producing Properties outlined above in the Share Valuation analysis.  Based on discussions with management, the Transaction does not impact our assessment of the Income Producing Properties.

Blair Franklin used the assessment of the net liabilities in the Share Valuation analysis and made certain adjustments to reflect the terms of the Transaction.  No change has been made to the G&A required for MID following the Transaction as compared to MID prior to the Transaction.  Adjustments have been made to other assets to reflect the sharing of the MEC Receivable and the Meadows Receivable. Adjustments have also been made to cash to reflect the $8 million contributed to working capital of the Assets to increase the adjusted working capital of the Assets as of January 1, 2011 to the $20 million required in the Transaction, $21.5 million of funding provided to the Assets from January 2010 to June 2010, $10 million of transaction costs, $4 million related to severance and other liabilities, $22.5 million of taxes and $2.5 million of land transfer tax funding.  These adjustments result in estimated total net liabilities of MID following the Transaction of $440 million.

BLAIR FRANKLIN CAPITAL PARTNERS INC.

Estimated Liabilities of MID Following the Transaction

The number of Common Shares outstanding of MID following the Transaction reflects the impact of the cancellation of the Stronach Shareholder’s Class B Shares and the 1.2 Common Shares issued in consideration for the purchase for cancellation of each remaining Class B Share.

Common Share Valuation — Summary of Analysis

Based on Blair Franklin’s selected ranges for each of the components remaining with MID following the Transaction, and subject to the assumptions and limitations set forth herein, the fair market value of the Common Shares is in the range of $29.00 to $34.50 per Common Share as summarized in the table below:

Common Share Valuation — Summary of Analysis (1)

BLAIR FRANKLIN CAPITAL PARTNERS INC.

DISTINCTIVE MATERIAL BENEFITS OF THE TRANSACTION TO THE STRONACH SHAREHOLDER

In arriving at its opinion of the fair market value of the Shares, Blair Franklin reviewed and considered whether any distinctive material value would accrue to the Stronach Shareholder as a result of the Transaction. Blair Franklin concluded that all material benefits that accrue to the Stronach Shareholder have been reflected in the Consideration Valuation.

VALUATION CONCLUSIONS

Share Valuation Conclusion

Based upon and subject to the analyses, assumptions and limitations set forth herein, Blair Franklin is of the opinion that, as of the date hereof, the fair market value of the Shares of MID is in the range of $42.00 to $50.00 per Share.

Consideration Valuation Conclusion

Based upon and subject to the analyses, assumptions and limitations set forth herein, Blair Franklin is of the opinion that, as of the date hereof, the fair market value of the Consideration is in the range of $585 million to $730 million.

Common Share Valuation Conclusion

Based upon and subject to the analyses, assumptions and limitations set forth herein, Blair Franklin is of the opinion that, as of the date hereof, the fair market value of the Common Shares of MID is in the range of $29.00 to $34.50 per Common Share.

Yours very truly,

Blair Franklin Capital Partners Inc.

APPENDIX H

BOARD CHARTER

Purpose

        This Charter has been adopted by the Board of Directors to assist the Board in the exercise of its responsibilities. This Charter, together with the charters of the Board's committees and various policies, principles, procedures, codes and guidelines adopted by the Board from time to time, collectively comprise the Corporation's overall corporate governance framework.

Role of the Board and its Responsibilities

1.
The Board is responsible for the overall stewardship of the Corporation. To this effect, the Board oversees the Corporation's business and affairs and the day-to-day conduct of business by executive management, establishes or approves all corporate policies as required and involves itself jointly with executive management in ensuring the long-term creation of shareholder value and the preservation and protection of the Corporation's assets.

2.
In addition to the Board's legal obligations under the Business Corporations Act (Ontario) and any requirements specified in the Corporation's by-laws, the Board bears principal responsibility for the following:

(a)
Satisfying Itself as to the Integrity of Management:    The Board will take such actions as it deems necessary to satisfy itself as to:

(i)
the integrity of the Corporation's Chief Executive Officer and other members of the Corporation's senior management (the "Corporate Management"); and

(ii)
the creation by the Chief Executive Officer and other members of Corporate Management of a culture of integrity throughout the Corporation.

(b)
Adoption of a Strategic Planning Process:    In respect of each fiscal year, the Board will:

(i)
meet with Corporate Management regarding the strategic planning for the Corporation in which future trends, opportunities and risks over a two to seven-year horizon are jointly identified; and

(ii)
consider a strategic plan which addresses such trends, opportunities and risks.

    Specific strategies and at least two-year business plans will be presented by Corporate Management for discussion. Capital expenditure projections for the following fiscal year will be reviewed and a budget presented at the meeting for approval. Updates on industry trends, current and proposed developments, major new business, capital expenditures and specific problem areas/action plans will be presented by Corporate Management and discussed as part of a Corporate Management report at each regular quarterly Board meeting.

  (c)
  Identification and Management of Principal Risks:    The Board will identify and review with Corporate Management the principal business risks faced by the Corporation. In doing so, the Board may receive reports of Corporate Management's assessment of and proposed responses to such risks as they develop. The Board will ensure the implementation of appropriate systems to manage these risks. The Board may delegate one or more Committees of the Board to receive Corporate Management's assessment and responses and make recommendations and reports to the Board.

  (d)
  Succession Planning and Appointment, Training and Monitoring Executive Management: Through its review of all officer appointments, particularly that of the Chief Executive Officer, the Board is involved in management succession and manpower planning. In reviewing and appointing executive officers, the Board will satisfy itself that candidates possess the necessary levels of integrity, skill and experience. The Board has delegated to the Corporate Governance and Compensation Committee the review of succession plans for the Chief Executive Officer and other key members of Corporate Management and has asked such Committee to provide its report and recommendations to the Board.

  (e)
  Communications Policy:    The Board will ensure that the Corporation maintains a program to effectively communicate with its stakeholders, including shareholders, employees and the general public. Such programs include without limitation, the development of the Corporation's whistleblowing mechanism and the Corporation's website.

  (f)
  Integrity of Internal Control and Management Information Systems:    The Board will ensure that effective systems are in place to monitor the integrity of the Corporation's internal control and management information systems. The Board may delegate to the Audit Committee responsibility to review the effectiveness of the systems and to monitor the Corporation's internal control and management information systems.

  (g)
  Approach to Corporate Governance and Governance Guidelines:    The Board will develop the Corporation's system of and overall approach to corporate governance. The Board may delegate to the Corporate Governance and Compensation Committee responsibility to review and make recommendations to the Board regarding the content and implementation of corporate governance guidelines and other related governance matters and process.

Board Size, Composition and Independence

3.
Size:    The Board shall consist of such number of directors within the range set forth in the Corporation's articles of amalgamation as the Board deems appropriate in order to facilitate effective and efficient decision-making. The Board may delegate to the Corporate Governance and Compensation Committee the responsibility of considering and making recommendations to the Board with respect to the size of the Board.

4.
Composition:    The Board shall consist of directors who represent a diversity of personal experience and background, particularly among the outside directors. At a minimum, each director shall have demonstrated the highest personal and professional integrity; significant achievement in his or her field; experience and expertise relevant to the Corporation's business; a reputation for sound and mature business judgment; the commitment to devote the necessary time and effort in order to conduct his or her duties effectively; and, where required, financial literacy. The Board will rely upon the Corporate Governance and Compensation Committee to assist in identifying potential nominees to the Board.

5.
Independence:    A majority of the Corporation's directors will be individuals who are not officers or employees of the Corporation or any of its affiliates, or individuals who are related to officers or employees of the Corporation. In addition, a majority of the Corporation's directors will be individuals who have no direct or indirect material relationship with the Corporation and who meet the independence requirements prescribed under applicable Canadian and United States laws, rules, regulations and guidelines. The Board shall annually determine the independence of each director based on such applicable laws, rules, regulations and guidelines.

6.
Corporate Governance and Compensation Committee:    The Board has delegated to the Corporate Governance and Compensation Committee duties which include representing the Corporation's independent and unrelated directors in discussions with executive management on corporate governance issues and other matters, assisting in ensuring that the Board functions independently of management, assisting in identifying potential nominees to the Board, assisting in the development and conduct of the assessment of Board effectiveness and performing such other duties and responsibilities as are delegated by the Board from time to time.

7.
Loans to Directors:    The Corporation will not make any personal loans or extensions of credit to directors of the Corporation.

Administration

8.
Meetings:    The Board shall meet at least quarterly, with additional meetings scheduled as required. In addition, the Board shall annually participate in a strategic planning and business plan review meeting. Each director has a responsibility to attend and participate in meetings of the Board. The independent and unrelated directors shall have the opportunity to hold sessions without related directors and management present at least quarterly and shall hold sessions without related directors and management present at least annually.

9.
Meeting Agendas:    The Corporation's Chairman and its Chief Executive Officer will establish a preliminary agenda for each Board meeting with the assistance of the Corporation's Secretary. Any director may request items to be included on the agenda for a meeting.

10.
Meeting Materials:    The Secretary of the Corporation will use his or her best efforts to distribute meeting materials sufficiently far in advance of Board meetings to permit directors to properly review and consider such materials.

11.
Decisions Requiring Prior Board Approval:    In addition to those specific matters requiring prior Board approval under applicable laws, rules and regulations, or elsewhere in this Charter, the Board will be responsible for approving the following:

(a)
the Corporation's interim and annual financial statements, provided that the Board may delegate to the Audit Committee the responsibility to review such financial statements and make its recommendations to the Board;

(b)
strategic plans, business plans and capital expenditure budgets;

(c)
raising of debt or equity capital and other major financial activities;

(d)
hiring, compensation and succession for the Chief Executive Officer and other members of Corporate Management;

(e)
major organizational restructurings, including spin-offs;

(f)
material acquisitions and divestitures; and

(g)
major corporate policies.

12.
Director Orientation and Education:    New directors shall be provided with a basic understanding of the Corporation's business in order to assist such directors in contributing effectively to the Board. Corporate Management will provide new directors with an orientation manual, the opportunity to meet with Corporate Management and operational personnel and the opportunity to visit the Corporation's facilities. The Board may undertake or arrange for such continuing director education activities and programs as it deems advisable.

13.
Self-Evaluation:    The Board has delegated to the Corporate Governance and Compensation Committee the responsibility for assisting in the development and conduct of an annual self-assessment process to assess the effectiveness of the Board as a whole, the committees of the Board and, where appropriate, individual directors.

14.
Outside Advisors:    The Board and its Committees may retain outside legal and other experts at the expense of the Corporation where reasonably required to assist and advise the Board and its Committees in carrying out their duties and responsibilities.

Board Committees

15.
Standing Committees:    The Board will have two standing committees: an Audit Committee and a Corporate Governance and Compensation Committee. The purpose, duties and responsibilities of each such committee shall be set forth in a committee charter or authorizing resolution approved by the Board and each standing committee will act within and under the mandate set forth in its charter or authorizing resolution.

16.
Special Committees:    From time to time, the Board may establish special committees to review and make recommendations on specific matters. Where appropriate, such special committees will be composed entirely of independent and unrelated directors of the Corporation.

Board Compensation

17.
Board Compensation:    The Board will approve appropriate compensation, benefits and perquisites for the non-employee directors, following a review by and recommendations of the Corporate Governance and Compensation Committee.

Executive Management

18.
CEO Description:    The Board shall determine in consultation with the Corporation's Chief Executive Officer, the responsibilities of the Chief Executive Officer as well as those goals and objectives that the Chief Executive Officer is responsible for meeting from time to time.

19.
CEO Selection:    The Board is responsible for identifying potential candidates for and approving the appointment of the Corporation's Chief Executive Officer. In identifying potential candidates, the Board will consider a number of factors, including personal and professional integrity, reputation, achievements, business acumen and experience, business judgment, leadership qualities, knowledge and understanding of the Corporation's business environment.

20.
Evaluation of Corporate Management:    The Board, in conjunction with the Corporate Governance and Compensation Committee, will annually assess the performance of Corporate Management in general and the Chief Executive Officer in particular on the basis of performance measures and targets, the Chief Executive Officer's self-assessment report, the goals and objectives referred to in section 18 above, and such other factors as the Board and Corporate Governance and Compensation Committee deem advisable.

21.
Compensation of Executive Management:    The Board will approve all direct and indirect compensation, benefits and perquisites (cash and non-cash) for Corporate Management, including the Chief Executive Officer, based on the recommendations of the Corporate Governance and Compensation Committee. The Board may delegate to the Corporate Governance and Compensation Committee the responsibility for approving compensation, benefits and prerequisites for Corporate Management, including the Chief Executive Officer.

22.
Management Benefits and Perquisites:    The Board will approve the Corporation's policies regarding management benefits and perquisites, based on the recommendations of the Corporate Governance and Compensation Committee.

Stakeholder Feedback

23.
Persons who wish to communicate concerns relating to the Corporation with the Board (as a whole or, in particular, with the independent directors) should address all related correspondence to the Corporation's Secretary at the principal executive offices of the Corporation at 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9.

Review and Revision of Charter

24.
The Board will from time to time review and revise this Charter in such manner as the Board sees fit.

IMPORTANT

         Shareholders, brokers and other interested parties are encouraged to direct questions and requests for assistance to the Proxy Solicitation Agents:

IN UNITED STATES

470 West Avenue
Stamford, CT 06902
(203) 658-9400

CALL TOLL FREE AT:

1-800-607-0088

E-mail: mim.info@morrowco.com

Banks and Brokerage Firms Call: (800) 662-5200

IN CANADA

CALL TOLL FREE AT:

1-888-518-6813

Outside North America, Shareholders, Banks and Brokers Call Collect:
416-867-2272
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Email: contactus@kingsdaleshareholder.com

QuickLinks

  Exhibit 99.1
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

SUMMARY
FORWARD-LOOKING STATEMENTS
CURRENCY RATES
INFORMATION FOR U.S. SHAREHOLDERS
OTHER INFORMATION
THE ARRANGEMENT AND ASSOCIATED TRANSACTIONS
Canadian Dual-Class Share Collapse Transactions
Canadian Sale Transactions of Dual-Class Share Companies
Share Dilution Analysis (Class A Shareholders)
Share Dilution Analysis (Minority Class B Shareholders)
3-Year Trading History of MID (MIM-NYSE)
Relative Trading History Since MID Became A Public Company
Recent Trading History
ANNUAL MEETING MATTERS
SELECTED PRO FORMA FINANCIAL INFORMATION
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET SEPTEMBER 30, 2010
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET SEPTEMBER 30, 2010
INFORMATION REGARDING MID
MID AFTER THE ARRANGEMENT
RISK FACTORS
REGULATORY AND LEGAL MATTERS
INCOME TAX CONSIDERATIONS
GENERAL PROXY MATTERS
AUDITORS
ADDITIONAL INFORMATION
APPROVAL OF MID
AUDITORS' CONSENT
VALUATOR'S CONSENT
GLOSSARY OF TERMS
APPENDIX A ARRANGEMENT RESOLUTION
APPENDIX B INTERIM ORDER
APPENDIX C PLAN OF ARRANGEMENT UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)
ARTICLE 1 INTERPRETATION
ARTICLE 2 BINDING EFFECT
ARTICLE 3 ARRANGEMENT
ARTICLE 4 RIGHTS OF DISSENT
ARTICLE 5 CERTIFICATES
ARTICLE 6 AMENDMENTS
ARTICLE 7 FURTHER ASSURANCES
SCHEDULE "A"
APPENDIX F SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)
APPENDIX H BOARD CHARTER
IMPORTANT
IN UNITED STATES
CALL TOLL FREE AT: 1-800-607-0088
Banks and Brokerage Firms Call: (800) 662-5200 IN CANADA
CALL TOLL FREE AT: 1-888-518-6813